     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2002

                                                     REGISTRATION NO. 333-53700

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                AMENDMENT NO. 4

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                           PACER INTERNATIONAL, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           TENNESSEE                        4731                   62-0935669
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

                         2300 CLAYTON ROAD, SUITE 1200
                           CONCORD, CALIFORNIA 94520
                                (877) 917-2237
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               -----------------
                                DONALD C. ORRIS
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         5251 DTC PARKWAY, SUITE 1000
                            DENVER, COLORADO 80111
                                (303) 694-5730
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF AGENT FOR SERVICE OF PROCESS)
                               -----------------
                                WITH COPIES TO:

                    JAMES M. LURIE         JOHN A. TRIPODORO
                    O'SULLIVAN LLP      CAHILL GORDON & REINDEL
                 30 ROCKEFELLER PLAZA        80 PINE STREET
               NEW YORK, NEW YORK 10112 NEW YORK, NEW YORK 10005
                    (212) 408-2400           (212) 701-3000

                               -----------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                 PROPOSED
                                                 MAXIMUM
   TITLE OF EACH CLASS OF     AMOUNT TO BE  OFFERING PRICE PER     PROPOSED MAXIMUM        AMOUNT OF
 SECURITIES TO BE REGISTERED   REGISTERED          UNIT        AGGREGATE OFFERING PRICE REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value 16,100,000(1)       $17.00             $273,700,000        $37,500.00(2)

================================================================================
(1)Includes 2,100,000 outstanding shares which the underwriters have an option to purchase to cover overallotments.
(2)Previously paid.
                               -----------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED JUNE 11, 2002


                               14,000,000 SHARES

[LOGO] PACER INTERNATIONAL, INC.

                                 COMMON STOCK

                                 -------------

   We are selling 9,250,000 shares of common stock and the selling stockholders are selling 4,750,000 shares of common stock.


   Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $15.00 and $17.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "PACR" subject to official notice of issuance.


   The underwriters have an option to purchase a maximum of 2,100,000 additional shares from the selling stockholders to cover over-allotments of shares.

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                     UNDERWRITING              PROCEEDS TO
            PRICE TO DISCOUNTS AND PROCEEDS TO   SELLING
             PUBLIC   COMMISSIONS     PACER    STOCKHOLDERS
            -------- ------------- ----------- ------------
  Per Share    $           $            $             $
  Total....    $          $             $             $

   Delivery of the shares of common stock will be made on or about           ,
2002.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON           BEAR, STEARNS & CO. INC.

                                 -------------

DEUTSCHE BANK SECURITIES
                    JPMORGAN
                                  UBS WARBURG
                                                           BB&T CAPITAL MARKETS

               The date of this prospectus is           , 2002.

[INSIDE FRONT COVER OF PROSPECTUS]

[GRAPHIC]

     Map of the United States, Mexico and southern Canada depicting the locations where we provide freight and logistics services and our wholesale rail network. In the lower left hand corner of the picture there is a legend listing the five retail freight and logistics services and the three aspects of the Wholesale Rail Network noted in the picture. The five Retail Freight and Logistics Services noted in the legend are Intermodal Marketing (noted by a red circle), Truck Brokerage and Services (noted by a green circle), International Freight Forwarding (noted by a white circle with a black outline), Freight Consolidation and Handling (noted by a yellow circle) and our Retail Corporate Headquarters, in Marysville, Ohio (noted by a red star). The Retail Freight and Logistics Services disseminated across the map in, among other places, Oakland, Concord and Los Angeles, California, Kansas City, Chicago, Illinois, Dallas, San Antonio and Houston, Texas, Memphis, Tennessee, Atlanta, Georgia, Jacksonville and Miami, Florida, Columbus, Ohio, Rutherford, New Jersey, New York, New York and Detroit, Michigan.

     The three aspects of the Wholesale Rail Network noted are Pacer's Network (noted by a purple line), Rail Terminals (noted by a purple circle) and our Wholesale Corporate Headquarters, in Concord, California (noted by a Purple
Star). The Rail Network extends from, among other places, Seattle, Washington through San Francisco and Los Angeles, California to Mexico City; from San Francisco, California to Kansas City through Chicago, Illinois to Montreal Canada, Boston, Massachusetts, Portmouth, Virginia; from Mexico City to Chicago, Illinois and Nashville, Tennessee and from Nashville, Tennessee to Miami, Florida.

                               -----------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY.....................   1
RISK FACTORS...........................   7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS...................  16
USE OF PROCEEDS........................  17
DIVIDEND POLICY........................  17
CAPITALIZATION.........................  18
DILUTION...............................  20
SELECTED FINANCIAL INFORMATION.........  21
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...........................  24
BUSINESS...............................  44
MANAGEMENT.............................  61
PRINCIPAL AND SELLING STOCKHOLDERS.....  69

                                    PAGE
                                    ----
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS.....................  72
DESCRIPTION OF CERTAIN INDEBTEDNESS  79
DESCRIPTION OF CAPITAL STOCK.......  83
SHARES ELIGIBLE FOR FUTURE SALE....  90
MATERIAL FEDERAL INCOME TAX
  CONSEQUENCES TO NON-U.S. HOLDERS
  OF COMMON STOCK..................  92
UNDERWRITING.......................  95
NOTICE TO CANADIAN RESIDENTS.......  98
LEGAL MATTERS......................  99
EXPERTS............................  99
ADDITIONAL INFORMATION.............  99
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS....................... F-1

                               -----------------

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

   UNTIL         , 2002 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

   The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "our company," "Pacer International," "we," "us" and "our" refer to Pacer International, Inc. and its consolidated subsidiaries, and "Pacer Logistics" refers to our subsidiary Pacer Logistics, Inc. References to our wholesale operations include our stacktrain operations and references to our retail operations include our intermodal marketing, truck brokerage and services, international freight forwarding, supply chain management services and freight consolidation and handling.

   This prospectus contains market data related to the transportation and logistics industries and their segments, including the third-party logistics market, and estimates regarding their size and growth. This market data has been included in reports published by organizations such as Standard & Poor's, Cass Information Systems, the American Trucking Association, the Association of American Railroads and Armstrong & Associates. Except as otherwise noted, statements as to our size and position relative to our competitors are based on revenues.

                              PROSPECTUS SUMMARY

   THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS BUT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. BEFORE INVESTING IN OUR COMMON STOCK, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OUR BUSINESS

   We are a leading North American non-asset based logistics provider. Within North America, we are one of the largest truck brokers, and we are one of the largest intermodal marketing companies, which facilitate the movement of freight by trailer or container using two or more modes of transportation. With one of the largest ground-based networks in North America, we were responsible for approximately 25% of all U.S. intermodal rail container shipments in 2001. According to Armstrong & Associates, total expenditures managed by third party logistics service providers in North America exceeded $60 billion in 2001 and grew at a compounded annual rate of approximately 15% between 1996 and 2001. We believe our size, geographic scope and comprehensive service offering provide us with distinct competitive advantages to capitalize on this growth trend. These advantages include: the ability to pass volume rate savings and economies of scale to our customers; a significant opportunity to cross-sell services to existing customers; the flexibility to tailor services to our customers' needs in rapidly changing freight markets; and the ability to provide more reliable and consistent services. Using our proprietary information systems, we provide logistics services to numerous Fortune 500 and multi-national companies, including Ford, General Electric, Heinz, Wal-Mart, ConAgra, Whirlpool, Union Pacific, Sony and CompUSA, which together represented 23% of our 2001 gross revenues, as well as numerous middle-market companies. We utilize a non-asset based strategy in which we seek to limit our investment in equipment and facilities and reduce working capital requirements through arrangements with transportation carriers and equipment providers. This strategy provides us with access to freight terminals and facilities and control over transportation-related equipment without owning assets.

   We provide our logistics services from two operating segments, our retail segment which provides services principally to end-user customers and our wholesale segment which provides services principally to transportation intermediaries and international shipping companies. We believe the unique combination of our wholesale and retail products and our ability to provide a comprehensive portfolio of services in rapidly changing freight markets provides us with competitive advantages by presenting significant opportunities for enhanced growth and operational synergies. For example, from 2000 to 2001, revenues generated by our wholesale segment which were originated by our retail segment increased from approximately $37 million to $91 million.

   RETAIL

      . INTERMODAL MARKETING--We arrange for and optimize the movement of our customers' freight in containers and trailers utilizing truck and rail transportation. These services are provided both internally through our wholesale service and our truck brokerage and services division, and externally through third-party rail and truck carriers. We provide customized tracking of shipments and analysis of charges, negotiate transportation rates, consolidate billing and handle claims for freight loss or damage on behalf of our customers.

      . TRUCK BROKERAGE AND SERVICES--We arrange the movement of freight in containers or trailers by truck using a nationwide network of over 5,000 independent trucking contractors. By utilizing our aggregate volumes to negotiate rates, we are able to provide high quality service at attractive prices. We also arrange for local trucking and flatbed and specialized heavy-haul trucking services on behalf of our customers. Our local trucking services are largely provided in and around major U.S. cities as an integral part of our wholesale, intermodal marketing and freight consolidation and handling product offerings. We provide these services through our independent agents and contractors who operate a fleet of over 1,400 trucks.

      . INTERNATIONAL FREIGHT FORWARDING--We provide our customers with services necessary to move freight internationally. We purchase cargo space from ocean vessels and airlines on a wholesale basis for resale to our customers. We also track and trace shipments and provide customs brokerage services, including documentation preparation and calculation of duties and other charges for compliance with import and export regulations.

      . SUPPLY CHAIN MANAGEMENT--We provide customized logistics services throughout our customers' operations, from raw material delivery through distribution of finished goods. We arrange for infrastructure and equipment, integrated with our customers' existing systems, to handle distribution planning, just-in-time delivery and automated ordering. We also provide and manage warehouses, distribution centers and other facilities for select customers and consult on identifying and eliminating bottlenecks in our customers' supply chains by analyzing freight patterns and costs, optimizing facility locations, and developing internal policies and procedures. We leverage these capabilities to drive additional volume to our service offerings.

      . FREIGHT CONSOLIDATION AND HANDLING--We focus on providing customers with an integrated package of freight handling services that is customized to their specific shipping patterns and inventory needs. Some of the more common freight handling services we provide include the transfer of freight from international containers to rail-based or truck containers (transloading), repackaging merchandise from various shipments for distribution to multiple customer sites (consolidation/deconsolidation) and warehousing. We provide these services primarily on the West coast where the majority of U.S. container freight originates.

   WHOLESALE

      . INTERMODAL SERVICES --We provide our customers with single company control over a 50,000 mile rail network through long term operating agreements with major railroads, including Union Pacific, CSX, Canadian National Railroad, and the two largest railroads in Mexico. Using this network, we transport cargo containers stacked two high on specially designed railcars (stacktrain method) which provides economic advantages over traditional rail configurations. We provide our customers with rail capacity, equipment and shipment tracking on a nationwide basis and control one of the industry's largest fleets of stacktrain equipment, including railcars, containers and chassis (steel frames with rubber tires used to transport containers over the highway). We sell this service primarily to intermodal marketing companies, including our own intermodal marketing company, large automotive intermediaries and international shipping companies.

   For the three months ended April 5, 2002, we generated gross revenues of $382.4 million, net revenues of $83.2 million, EBITDA of $18.3 million and net income of $3.7 million. In 2001, we generated gross revenues of $1.7 billion, net revenues of $331.3 million, EBITDA of $69.3 million and net income of $7.0 million. A critical component of our business is our management team which has an average of 25 years of experience in the logistics industry. We believe their knowledge, relationships and experience provide us with a significant competitive advantage.

BUSINESS STRATEGY

   We intend to increase our revenue and profitability by:

   .   CAPITALIZING ON STRONG LOGISTICS INDUSTRY TRENDS AND FUNDAMENTALS


   . LEVERAGING OUR COMPREHENSIVE SERVICE PORTFOLIO ACROSS OUR EXISTING CUSTOMER BASE


   .   CONTINUING TO DRIVE OPERATIONAL EFFICIENCIES


   .   CONTINUING OUR NON-ASSET BASED LOGISTICS STRATEGY

   . PURSUING OPPORTUNITIES FOR ADDITIONAL GROWTH THROUGH EXPANSION OF OUR CUSTOMER BASE AND RANGE OF PRODUCTS

RISK FACTORS

   An investment in our common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under "Risk Factors" beginning on page 7 and the other information contained in this prospectus prior to making an investment decision regarding our common stock.
In addition, reflecting principally the economic downturn in 2001, and particularly the cyclical slowdown in the automotive sector, increased expenses associated with our four 2000 acquisitions and the filling out of the infrastructure in our wholesale segment, our income from operations, net income and earnings per share decreased in 2001 as compared to 2000. Like our competitors in the industry, we have also experienced equipment shortages in the past, particularly during the peak shopping seasons in October and November.

   We have operated as an independent, stand-alone company only since our recapitalization on May 28, 1999. From 1984 until our recapitalization, we only provided wholesale intermodal services as a wholly-owned subsidiary of APL Limited. On the date of our recapitalization, we began providing retail and logistics services to customers through our acquisition of Pacer Logistics, at which Don Orris, our Chairman, President and Chief Executive Officer, and other members of our senior management team, were executive officers. As a result of the substantial change in our business resulting from the recapitalization and our acquisition of Pacer Logistics, our historical financial information prior to our recapitalization is not necessarily indicative of our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, independent entity providing wholesale transportation services during the periods presented.

CORPORATE INFORMATION

   We were incorporated in Tennessee on November 4, 1974. Our principal executive offices are located at 2300 Clayton Road, Suite 1200, Concord, California 94520 and our telephone number is 877-917-2237. Our website is located at www.pacer-international.com. Information contained on our website does not constitute a part of this prospectus.

                                 THE OFFERING


Common stock offered.............................  9,250,000 shares by us

                                                   4,750,000 shares by the selling stockholders

   Total offering................................ 14,000,000 shares

Common stock to be outstanding after the offering 36,811,848 shares

Use of proceeds.................................. We expect to use the net proceeds from this offering to us for the repayment of debt and
                                                  other general corporate purposes. See "Use
                                                  of Proceeds." We will not receive any
                                                  proceeds from the sale of our common stock
                                                  by the selling stockholders.

Nasdaq National Market symbol.................... PACR


   The number of shares of common stock to be outstanding after this offering is based on our shares of common stock outstanding as of April 5, 2002 after giving effect to the issuance of 4,469,688 shares of common stock upon the exchange of all outstanding shares of Pacer Logistics exchangeable preferred stock prior to the consummation of this offering, based on an exchange rate of 200 shares of common stock for each outstanding share of Pacer Logistics exchangeable preferred stock.

   The number of shares to be outstanding after the offering excludes:

    . 2,431,028 shares of common stock issuable upon the exercise of options outstanding as of April 5, 2002 under our stock option plans, at exercise prices ranging from $4.30 to $15.00 per share, with a weighted average exercise price of $9.29; and

    . 604,306 shares of common stock reserved for future grant under our stock option plans.


   All share and per share information in this prospectus gives effect to the amendment to our existing charter to increase the number of authorized shares of common stock to 150,000,000 shares and the declaration of a two for one stock split of the common stock which was effected on June 7, 2002.


   Except as otherwise indicated in this prospectus, we have presented the information in this prospectus on the assumption that the underwriters do not exercise their over-allotment option.

                   SUMMARY HISTORICAL FINANCIAL INFORMATION

   The following table presents our summary historical financial information. The summary historical data for the three years ended December 28, 2001 have been derived from, and should be read in conjunction with, our audited financial statements and related notes appearing elsewhere in this prospectus.

   The summary historical financial data as of April 5, 2002 and for the three months ended April 5, 2002 and April 6, 2001 have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of operating results for the full year.


   The following information should be read in conjunction with "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                   THREE MONTHS ENDED                    YEAR ENDED
                                                ------------------------  -------------------------------------
                                                  APRIL 5,     APRIL 6,   DECEMBER 28, DECEMBER 29,  DECEMBER 31,
                                                    2002         2001         2001       2000(A)       1999(B)
                                                -----------  -----------  ------------ ------------ ------------
                                                          (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Gross revenues................................. $     382.4  $     440.3  $   1,670.9  $   1,281.3  $     927.7
Cost of purchased transportation and services..       299.2        359.4      1,339.6      1,005.6        735.4
                                                -----------  -----------  -----------  -----------  -----------
Net revenues...................................        83.2         80.9        331.3        275.7        192.3
Direct operating expenses......................        27.8         25.0        101.7         90.4         76.8
Selling, general and administrative expenses...        37.1         39.9        155.9        102.6         58.9
Depreciation and amortization..................         2.6          4.6         18.3         11.6          8.6
Merger and severance...........................          --           --          0.4          7.7           --
Other..........................................          --           --          4.0           --           --
                                                -----------  -----------  -----------  -----------  -----------
Income from operations.........................        15.7         11.4         51.0         63.4         48.0
Net income (loss).............................. $       3.7  $      (0.4) $       7.0  $      14.8  $      16.6
Earnings (loss) per share:
 Basic(c)...................................... $      0.16  $     (0.02) $      0.31  $      0.68  $      0.39(d)
 Diluted(c).................................... $      0.13  $     (0.02) $      0.27  $      0.60  $      0.34(d)
Weighted average common shares outstanding:
 Basic.........................................  23,089,632   22,741,598   22,996,462   21,941,540   20,880,000
 Diluted.......................................  28,374,252   22,741,598   28,287,952   27,586,726   27,039,870
CASH FLOW DATA:
Cash provided by operating activities.......... $       5.2  $       9.6  $      21.8  $       1.2  $      20.8
Cash (used in) investing activities............        (1.4)        (1.2)       (14.4)      (130.7)       (74.0)
Cash provided by (used in) financing activities        (3.8)        (8.4)        (7.4)       117.3         65.4
OTHER FINANCIAL DATA:
EBITDA(e)...................................... $      18.3  $      16.0  $      69.3  $      75.0  $      56.6
EBITDA margin(f)...............................        22.0%        19.8%        20.9%        27.2%        29.4%
Capital expenditures(g)........................ $       1.4  $       1.3  $      14.6  $       5.5  $       2.0

                                                                   AS OF APRIL 5, 2002
                                                              ------------------------------
                                                                       PRO      PRO FORMA
                                                              ACTUAL FORMA(H) AS ADJUSTED(I)
                                                              ------ -------- --------------
BALANCE SHEET DATA:
Working capital.............................................. $ 20.6  $ 20.6      $ 23.4
Total assets.................................................  614.2   614.2       612.8
Total debt including capital leases and current maturities...  393.4   393.4       258.8
Minority interest--exchangeable preferred stock of subsidiary   25.7      --          --
Total stockholders' equity...................................    7.1    32.8       167.0

--------
(a) Includes the results of Conex Global Logistics Services, Inc., GTS Transportation Services, Inc., RFI Group, Inc. and Rail Van, Inc. since their dates of acquisition on January 13, 2000, August 31, 2000, October 31, 2000 and December 22, 2000, respectively.
(b) Includes the results of Pacer Logistics since acquisition on May 28, 1999.

(c) For the year ended December 28, 2001, the pre-tax one-time charges of $6.9 million affected basic earnings per share by $0.21, and diluted earnings per share by $0.17. For the year ended December 29, 2000, the pre-tax merger and severance charge of $7.7 million affected basic earnings per share by $0.20, and diluted earnings per share by $0.15. For the year ended December 31, 1999, the pre-tax one-time bonus payment of $0.7 million affected basic earnings per share by $0.02, and diluted earnings per share by $0.02.

(d) Net income of $8.5 million for the period from January 1, 1999 through May 28, 1999 has been excluded in calculating earnings per share as prior to our recapitalization and acquisition of Pacer Logistics on May 28, 1999, our wholesale operations were a division of APL Limited and did not have common stock.
(e)EBITDA represents income before income taxes, interest expense, depreciation and amortization and minority interest (payment-in-kind dividends on Pacer Logistics' 7.5% exchangeable preferred stock). EBITDA is presented because it is commonly used by investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. EBITDA is calculated as follows:

                                          THREE MONTHS
                                              ENDED                     YEAR ENDED
                                        ----------------- --------------------------------------
                                        APRIL 5, APRIL 6, DECEMBER 28, DECEMBER 29, DECEMBER 31,
                                          2002     2001       2001         2000         1999
                                        -------- -------- ------------ ------------ ------------
                                                             (IN MILLIONS)
Income before income taxes and minority
  interest.............................  $ 5.9    $ 0.1      $11.4        $29.3        $29.4
Interest expense, net..................    9.8     11.3       39.6         34.1         18.6
Depreciation and amortization..........    2.6      4.6       18.3         11.6          8.6
                                         -----    -----      -----        -----        -----
                                         $18.3    $16.0      $69.3        $75.0        $56.6
                                         =====    =====      =====        =====        =====

   EBITDA includes merger, severance and other one-time charges of $6.9 million for the year ended December 28, 2001, merger and severance charges of $7.7 million for the year ended December 29, 2000, and one-time bonus payments of $0.7 million related to the acquisition of Pacer Logistics for the year ended December 31, 1999.
(f)EBITDA margins are calculated as a percentage of net revenues.
(g)Capital expenditures for the year ended December 28, 2001 included $7.2 million for the conversion from APL Limited's computer systems to a stand-alone system for the wholesale segment, $3.5 million for the expansion of the Rail Van, Inc. computer systems and $1.1 million for new offices associated with our warehousing facilities. Capital expenditures for the year ended December 29, 2000 included $2.3 million for leasehold improvements. Excluding these amounts, capital expenditures would have been $2.8 million and $3.2 million for the years ended December 28, 2001 and December 29, 2000, respectively. Capital expenditures for the three months ended April 5, 2002 included $0.7 million for the conversion from APL Limited's computer systems to a stand-alone system for the wholesale segment, $0.3 million for the expansion of Rail Van, Inc. computer systems and $0.4 million for leasehold improvements and other computer related expenditures. Capital expenditures for the three months ended April 6, 2001 included $0.6 million for the expansion of the Rail Van computer systems and $0.7 million for leasehold improvement and other computer related expenditures.
(h)To give pro forma effect to the exchange of all of Pacer Logistics' exchangeable preferred stock for shares of our common stock prior to the consummation of this offering.
(i)As adjusted for this offering, the repayment of borrowings under our credit facility with the net proceeds from this offering and the exchange of all Pacer Logistics' exchangeable preferred stock for shares of our common stock prior to consummation of this offering.

                                 RISK FACTORS

   AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, WHICH WE BELIEVE ARE THE MATERIAL RISKS FACING US. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND, THEREFORE, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISK FACTORS RELATING TO THE COMMON STOCK AND THE OFFERING

WE HAVE A SINGLE STOCKHOLDER WHO CAN SUBSTANTIALLY INFLUENCE THE OUTCOME OF ALL MATTERS VOTED UPON BY OUR STOCKHOLDERS AND PREVENT ACTIONS WHICH A STOCKHOLDER MAY OTHERWISE VIEW FAVORABLY.

   Upon consummation of this offering, Apollo Management, L.P. will beneficially own approximately 38.5% of our outstanding common stock (33.0% if the underwriters' overallotment option is exercised in full). As a result, Apollo Management will be able to substantially influence all matters requiring stockholder approval, including the election of directors, the approval of significant corporate transactions, such as acquisitions, the ability to block an unsolicited tender offer and any other matter requiring a supermajority vote of stockholders. This concentration of ownership could delay, defer or prevent a change in control of our company or impede a merger, consolidation, takeover or other business combination which you, as a stockholder, may otherwise view favorably.

BECAUSE WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, A CHANGE IN CONTROL OF OUR COMPANY THAT YOU AS A STOCKHOLDER MAY CONSIDER FAVORABLE COULD BE PREVENTED.

   Provisions of our restated charter and amended bylaws may discourage, delay or prevent a change in control of our company that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions include:

    . authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares in order to thwart a takeover attempt;

    . a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of the board of directors;

    . prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

    . requiring super-majority voting to effect particular amendments to our restated charter and amended bylaws;

    .  limitations on who may call special meetings of stockholders;

    . requiring all stockholder actions to be taken at a meeting of the stockholders unless the stockholders unanimously agree to take action by written consent in lieu of a meeting;

    . establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

    . prohibiting business combinations with interested stockholders unless particular conditions are met.

   As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. In addition, the Tennessee Greenmail Act and Control Share Acquisition Act may discourage, delay or prevent a change in control of our company.

THERE HAS NOT BEEN A PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND WE CANNOT ASSURE YOU THAT AN ACTIVE PUBLIC MARKET WILL DEVELOP.

   Our common stock is a new issue of securities for which there is currently no trading market. Although we expect our common stock to be quoted on The Nasdaq Stock Market's National Market, an active trading market for our common stock may not develop or be sustained following this offering. Moreover, even if an active market does develop, stockholders may not be able to resell their shares at prices equal to or greater than the initial public offering price.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK
PRICE.

   The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. There will be approximately 36,811,848 shares of common stock outstanding immediately after this offering. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 22,811,848 shares will be "restricted securities" as defined in Rule 144. Subject to the 180-day lock-up agreement with the underwriters, these restricted securities may be sold in the future without registration under the Securities Act to the extent permitted under Rule 144 under the Securities Act. Commencing 180 days after the date of this prospectus, approximately 17,276,996 outstanding shares of these restricted securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules and 923,584 shares of the restricted securities will be saleable without regard to these restrictions under Rule 144(k). In addition, commencing 180 days after the date of this prospectus, stockholders holding approximately 22,806,015 outstanding shares of these restricted securities will have registration rights which could allow those holders to sell their shares freely through a registration statement filed under the Securities Act.

   After this offering, we will have 3,035,334 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 2,431,028 shares were outstanding as of April 5, 2002. Promptly following this offering, we intend to file a registration statement on Form S-8 to register these shares which, upon effectiveness, will permit substantial additional sales of shares of our common stock as these shares are issued.

YOU WILL SUFFER AN IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK YOU PURCHASE.

   Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is expected to be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $19.07 per share in net tangible book value of the common stock. In addition, there were 2,431,028 outstanding stock options at April 5, 2002. If all of these options were exercised on the date of the closing of this offering, investors purchasing shares in this offering would suffer total dilution of $18.30 per share.

RISKS RELATED TO OUR BUSINESS

WE ARE DEPENDENT UPON THIRD PARTIES FOR EQUIPMENT AND SERVICES ESSENTIAL TO OPERATE OUR BUSINESS AND IF WE FAIL TO SECURE SUFFICIENT EQUIPMENT OR SERVICES, WE COULD LOSE CUSTOMERS AND REVENUES.

   We are dependent upon transportation equipment such as chassis and containers and rail, truck and ocean services provided by independent third parties. We, along with competitors in our industry, have experienced equipment shortages in the past, particularly during the peak shipping season in October and November. If we cannot secure sufficient transportation equipment or transportation services from these third parties to meet our customers' needs, customers may seek to have their transportation and logistics needs met by other third parties on a temporary or permanent basis, and as a result, our business, results of operations and financial position could be materially adversely affected.

IF WE HAVE DIFFICULTY ATTRACTING AND RETAINING AGENTS AND INDEPENDENT CONTRACTORS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

   We rely extensively on the services of agents and independent trucking contractors to provide our trucking services. We rely on a fleet of vehicles which are owned and operated by independent trucking contractors and on agents representing groups of trucking contractors to transport customers' goods by truck and have over 5,000 approved agents and independent contractors in our truck brokerage network. Although we believe our relationships with our agents and independent trucking contractors are good we may not be able to maintain our relationships with them. Contracts with agents and independent trucking contractors are, in most cases, terminable upon short notice by either party. If an agent terminates its relationship with us, some customers and independent trucking contractors with whom such agent has a direct relationship may also terminate their relationship with us. We may have trouble replacing our agents and independent trucking contractors with equally qualified persons. We compete with transportation service companies for the services of independent commission agents and with trucking companies for the services of independent trucking contractors and drivers. The pool of agents, contractors and drivers from which we draw is limited, and therefore competition from other transportation service companies and trucking companies has the effect of increasing the price we must pay to obtain their services. The industry is currently experiencing a shortage of independent trucking contractors resulting in increased compensation expenses to us and our competitors who also rely on them. In addition, because independent trucking contractors are not employees, they may not be as loyal to our company, requiring us to pay more to retain their services. If we are unable to attract or retain agents and independent contractors or had to increase the amount paid for their services, our results of operations could be adversely affected and we could experience difficulty increasing our business volume.

IF WE MAKE FUTURE ACQUISITIONS, THEY MAY BE FINANCED IN A WAY THAT DILUTES YOUR INVESTMENT IN US, REDUCES OUR REPORTED EARNINGS OR IMPOSES ADDITIONAL RESTRICTIONS ON OUR BUSINESS.

   As we did in the acquisitions of Conex and Rail Van in 2000, if we make future acquisitions, we may issue shares of capital stock that dilute other stockholders, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our reported earnings or reduce earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions may be available to us only on terms that restrict our business.

COMPETITION IN OUR INDUSTRY MAY CAUSE DOWNWARD PRESSURE ON FREIGHT RATES WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

   The transportation services industry is highly competitive. Our retail businesses compete primarily against other domestic non-asset based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, shipping departments of our customers and other freight forwarders. Our wholesale business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers on flat cars, and containerized intermodal rail services offered directly by railroads. Some of our competitors have substantially greater financial, marketing and other resources than we do, which may allow them to better withstand an economic downturn, reduce their prices more easily than us or expand or enhance the marketing of their products. There are a number of large companies competing in one or more segments of the industry, although the number of companies with a global network that offer a full complement of logistics services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers are increasingly turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. We also face competition from Internet-based freight exchanges which attempt to provide an online marketplace for buying and selling supply chain services. Historically, competition has created downward pressure on freight rates. In particular, we have experienced downward pressure in the pricing of our wholesale and retail services, which has reduced our revenues and operating results. Continuation of this rate pressure may materially adversely affect our net revenues and income from operations. In particular, continued pricing pressure in our wholesale segment, particularly from our railroad competitors in the intermodal business, could adversely affect the yields of our intermodal product.

A DECREASE IN INTERMODAL VOLUME SHIPMENTS WOULD ADVERSELY AFFECT OUR REVENUES AND OPERATING RESULTS.

   A decrease in intermodal transportation services resulting from general economic conditions or other factors such as work stoppages or price competition from other modes of transportation service would have an adverse effect on our revenues and operating results. The economic downturn that began in the fourth quarter of 2000 resulted in a significant decrease during that quarter and the four quarters of 2001 in aggregate domestic intermodal car volumes based on data compiled by the Association of American Railroads. This downturn adversely affected our 2001 operating results. While aggregate domestic intermodal carload volumes in the first quarter of 2002 were marginally below the corresponding 2001 quarterly amount, any further significant deterioration in aggregate intermodal volumes would have an adverse effect on our future operating results.

OUR CUSTOMERS WHO ARE ALSO COMPETITORS COULD TRANSFER THEIR BUSINESS TO NON-COMPETITORS WHICH WOULD DECREASE OUR PROFITABILITY.

   As a result of our company operating in two distinct but related intermodal segments, we buy and sell transportation services from and to many companies with which we compete. For example, Hub Group, GST Corp and Alliance Shippers, three of the 10 largest customers of our wholesale operations, who accounted for 21% of the 2001 revenues of our wholesale operations, are also competitors of our retail operations. It is possible that these customers could transfer their business away from us to other companies with which they do not compete. The loss of one or more of these customers could have a material adverse effect on the profitability of our wholesale operations. In addition, rather than outsourcing their transportation logistics requirements to us, some of our customers could decide to provide these services internally which could further adversely affect our business volumes and revenues.

OUR REVENUES COULD BE REDUCED BY THE LOSS OF MAJOR CUSTOMERS.

   We have derived, and believe we will continue to derive, a significant portion of our revenues from our largest customers. In 2001, Union Pacific Railroad Company and Ford Motor accounted for approximately 8% and 6%, respectively, of our gross revenues and our 10 largest customers accounted for approximately 40% of our gross revenues. The loss of one or more of our major customers could have a material adverse effect on our revenues, business and prospects.

WORK STOPPAGES AT SEA PORTS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

   A significant portion of the freight moved by us for our customers originates at ports on the West coast. Freight arriving at West coast ports must be offloaded from ships by longshoremen, none of whom are our employees. The longshoremen labor contracts expire on June 30, 2002. Any work stoppage or slowdown by the longshoremen at these West coast ports could adversely affect our operating income and cash flows in both our wholesale and retail segments.

SERVICE INSTABILITY IN THE RAILROAD INDUSTRY COULD INCREASE COSTS AND DECREASE DEMAND FOR OUR INTERMODAL SERVICES.

   We depend on the major railroads in the United States for substantially all of the intermodal transportation services we provide. In many markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with whom we have relationships is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness and overall attractiveness of our rail-based services. For example, from 1997 to 1999, service disruptions related to consolidation and restructuring in the railroad industry interrupted intermodal service throughout the United States. Service problems arising from prior mergers in the railroad industry appear to be largely resolved. However, consolidation and restructuring may continue to occur in the railroad industry and it is possible that future service disruptions could result, which would decrease the efficiency of our wholesale business. Although we were not substantially adversely affected by past service disruptions, we could be substantially affected by service disruptions in the future. In addition, because the railroads' workforce is generally subject to collective bargaining agreements, our business could be adversely affected by labor disputes between the railroads and their union employees. Our business could also be adversely affected by a work stoppage at one or more railroads or by adverse weather conditions that hinder the railroads' ability to provide transportation services. Such an adverse effect could be material if the work stoppage or adverse weather conditions have a material effect on major railroad interchange facilities or areas through which significant amounts of our rail shipments pass, such as the Los Angeles and Chicago gateways. In addition, the railroads are relatively free to adjust shipping rates up or down as market conditions permit. Although the application of rate increases to our wholesale business is limited by our long-term contracts with the railroads, such increases could result in higher costs to our customers and decreased demand for our services.

AS WE EXPAND OUR SERVICES INTERNATIONALLY, WE MAY BECOME SUBJECT TO INTERNATIONAL ECONOMIC AND POLITICAL RISKS.

   An increasing portion of our business is providing services between continents, particularly between North America and Asia. International revenues accounted for 10% of our gross revenues in 2001, up from 6% in 2000. Doing business outside the United States subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. Significant expansion in foreign countries will expose us to increased risk of loss from foreign currency fluctuations and exchange controls as well as longer accounts receivable payment cycles. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practices in time to avoid the adverse effect of any of these changes.

WE HAVE AN EXTENSIVE RELATIONSHIP WITH OUR FORMER PARENT, APL LIMITED, AND WE DEPEND ON APL LIMITED FOR ESSENTIAL SERVICES. OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED IF APL LIMITED FAILED OR REFUSED TO PROVIDE SUCH SERVICES OR TERMINATED THE RELATIONSHIP.

   Pursuant to long-term contracts, APL Limited, the former owner of our wholesale business and one of our current stockholders, supplies us with chassis from its equipment fleet which we manage for the transport of international freight on behalf of other international shippers. In addition, we transport APL Limited's international cargo on our stacktrain network to locations in the United States using the chassis and equipment supplied by APL Limited. The additional wholesale volume attributable to the transport of APL Limited's international cargo contributes to our ability to obtain favorable provisions in our rail contracts, although we do not profit from APL Limited's cargo revenue as we provide these services at cost. APL Limited pays us a fee for repositioning its empty containers within North America so that the containers can be reused in trans-Pacific shipping operations. In addition, APL Limited is currently providing us with computers, software and other information technology necessary for the operation of our wholesale business. We are in the process of replacing the technology provided by APL Limited with information technology systems currently available in the marketplace. We anticipate this to be completed by the end of 2003. If any of our contracts with APL Limited were terminated or if APL Limited were unwilling or unable to fulfill its obligations to us under the terms of these contracts, our business, results of operations and financial position could be materially adversely affected.

IF WE FAIL TO DEVELOP, INTEGRATE, UPGRADE OR REPLACE OUR INFORMATION TECHNOLOGY SYSTEMS, WE MAY LOSE ORDERS AND CUSTOMERS OR INCUR COSTS BEYOND OUR EXPECTATIONS.

   Increasingly, we compete for customers based upon the flexibility and sophistication of our technologies supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our website, could significantly disrupt our operations, prevent customers from making orders, or cause us to lose orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future freight volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information systems from their supply chain management service providers. If we fail to hire qualified personnel to implement and maintain our information technology systems or if we fail to upgrade or replace our information technology systems to handle increased volumes, meet the demands of our customers and protect against disruptions of our operations, we may lose orders and customers which could seriously harm our business.

   We are in the process of replacing the technology provided by APL Limited for our wholesale operations with information technology systems currently available in the marketplace from unrelated third parties which are being enhanced through joint development efforts with the third party provider so that the new system will be specifically designed to meet our requirements. We will have a perpetual exclusive global license with respect to the design enhancements. We anticipate this project to be completed by the end of 2003. If we experience delays or problems in integrating the new technology and/or training our employees to use the new system, our wholesale operations could be adversely affected or the cost of the project could exceed our expectations.

IF WE LOSE KEY PERSONNEL AND QUALIFIED TECHNICAL STAFF, OUR ABILITY TO MANAGE THE DAY-TO-DAY ASPECTS OF OUR BUSINESS WILL BE WEAKENED.

   We believe that the attraction and retention of qualified personnel is critical to our success. If we lose key personnel or are unable to recruit qualified personnel, our ability to manage the day-to-day aspects of our business will be weakened. Our operations and prospects depend in large part on the performance of our senior management team. The loss of the services of one or more members of our senior management team, particularly Donald C. Orris, our chairman, president and chief executive officer, could have a material adverse effect on our business, financial condition and results of operation. You should be aware that we face significant competition in the attraction and retention of personnel who possess the skill sets that we seek. Because our senior management team, particularly Mr. Orris, has unique experience with our company and within the transportation industry, it would be difficult to replace them without adversely affecting our business operations. In addition to their unique experience, our management team has fostered key relationships with our suppliers. Such relationships are especially important in a non-asset based company such as ours. Loss of these relationships could have a material adverse effect on our profitability.

IF WE FAIL TO COMPLY WITH OR LOSE ANY REQUIRED LICENSES, GOVERNMENTAL REGULATORS COULD ASSESS PENALTIES AGAINST US OR ISSUE A CEASE AND DESIST ORDER AGAINST OUR OPERATIONS WHICH ARE NOT IN COMPLIANCE.

   We are licensed by the Department of Transportation as a broker in arranging for the transportation of general commodities by motor vehicle. The Department of Transportation has established requirements for acting in this capacity, including insurance and surety bond requirements. In addition, we are licensed as an ocean transportation intermediary by the U.S. Federal Maritime Commission. The Federal Maritime Commission regulates ocean freight forwarders and non-vessel operating common carriers like us that contract for space with the actual vessel operators and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating and/or terminating in the United States. Non-vessel operating common carriers must publish and maintain tariffs for the movement of specified commodities into and out of the United States. The Federal Maritime Commission may enforce these regulations by instituting proceedings seeking the assessment of penalties for violations of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We are also licensed, regulated and subject to periodic audit as a customs broker by the Customs Service of the Department of Treasury in each United States custom district in which we do business. In other jurisdictions in which we perform customs brokerage services, we are licensed, where necessary, by the appropriate governmental authority. Our failure to comply with the laws and regulations of any of these governmental regulators, and any resultant suspension or loss of our licenses, could result in penalties or a cease and desist order against any operations that are not in compliance. Such an occurrence would have an adverse effect on our results of operations, financial condition and liquidity.

WE, OUR SUPPLIERS AND OUR CUSTOMERS ARE SUBJECT TO CHANGES IN GOVERNMENT REGULATION WHICH COULD RESULT IN ADDITIONAL COSTS AND THEREBY AFFECT OUR RESULTS OF OPERATIONS.

   The transportation industry is subject to legislative or regulatory changes that can affect its economics. Although we operate in the intermodal segment of the transportation industry, which has been essentially deregulated, changes in the levels of regulatory activity in the intermodal segment could potentially affect us and our suppliers and customers. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or require the outlay of significant additional costs. Additional expenditures incurred by us, or by our suppliers, who would pass those costs onto us through higher prices, would adversely affect our results of operation. In addition, we have a substantial number of wholesale customers who provide ocean carriage of intermodal shipments. The regulatory regime applicable to ocean shipping was revised by the Ocean Shipping Reform Act of 1998, which took effect on May 1, 1999. Although the implementation of the Ocean Shipping Reform Act has not to date had any material impact on the competitiveness and/or efficiency of operations of our various ocean carrier customers, we cannot assure you that it will not adversely impact these customers in the future which could adversely affect our business.

OUR OPERATING RESULTS ARE SUBJECT TO CYCLICAL FLUCTUATIONS AND OUR QUARTERLY REVENUES MAY ALSO FLUCTUATE, POTENTIALLY AFFECTING OUR STOCK PRICE.

   Historically, sectors of the transportation industry have been cyclical as a result of economic recession, customers' business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors over which we have no control. Increased operating expenses incurred by third-party carriers can be expected to result in higher costs to us, and our net revenues and income from operations could be materially adversely affected if we were unable to pass through to our customers the full amount of increased transportation costs. We have a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity, due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight shipped by those customers may decrease and our operating results could be adversely affected. Any unexpected reduction in revenues for a particular quarter could cause our quarterly operating results to be below the expectations of public market analysts or stockholders. In this event, the trading price of our common stock may fall significantly.

IF THE MARKETS IN WHICH WE OPERATE DO NOT GROW, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

   This prospectus contains market data related to the transportation and logistics industries and their segments, including the third-party logistics market, and estimates regarding their size and historical growth. This market data has been included in reports published by organizations such as Standard & Poor's, Cass Information Systems, Armstrong & Associates, the Association of American Railroads, and the American Trucking Association. These industry publications generally indicate that they have derived this data from sources believed to be reasonable, but do not guarantee the accuracy or completeness of the data. While we believe these industry publications to be reliable, we have not independently verified this data or any of the assumptions on which the estimates are based. The failure of these markets to continue to grow may have a material adverse effect on our business and the market price of our common stock.

OUR DEBT LEVELS MAY LIMIT OUR FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING OTHER BUSINESS OPPORTUNITIES.

   As of April 5, 2002 after giving effect to this offering and the exchange of all outstanding shares of Pacer Logistics exchangeable preferred stock for our common stock, our long-term debt would have been approximately $258.8 million, while our total capitalization would have been $425.8 million. We also have the ability to incur new debt, subject to limitations under our credit agreement and the indenture governing our senior subordinated notes.

   Our level of indebtedness could have important consequences to us, including the following:

    . Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

    . We will need a substantial portion of our cash flow to pay the principal and interest on our indebtedness, including indebtedness that we may incur in the future;

    . Payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

    . A substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations;

    . We may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

    . Our debt level may make us more vulnerable than our competitors to a downturn in our business or the economy generally;

    . Our debt level reduces our flexibility in responding to changing business and economic conditions;

    . Some of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations; and

    . There would be a material adverse effect on our business and financial condition if we are unable to obtain additional financing, as needed.

WE MAY NOT HAVE SUFFICIENT CASH TO SERVICE OUR INDEBTEDNESS.

   Our ability to service our indebtedness will depend upon, among other things:

    . Our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control; and

    . The future availability of borrowings under our credit agreement or any successor facility, the availability of which may depend on, among other things, our complying with certain covenants.

   If our operating results and borrowings under our credit agreement are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying acquisitions, investments, strategic alliances and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. There is no assurance that we can effect any of these remedies on satisfactory terms, or at all.

OUR DEBT AGREEMENTS CONTAIN OPERATING AND FINANCIAL RESTRICTIONS WHICH MAY RESTRICT OUR BUSINESS AND FINANCING ACTIVITIES.

   The operating and financial restrictions and covenants in our credit agreement, the indenture governing our senior subordinated notes and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, our debt agreements restrict our ability to:

    .  declare dividends, redeem or repurchase capital stock;

    .  prepay, redeem or purchase debt;

    .  incur liens and engage in sale and leaseback transactions;

    .  make loans and investments;

    .  incur additional indebtedness;

    .  amend or otherwise change debt and other material agreements;

    .  make capital expenditures;

    .  engage in mergers, acquisitions and asset sales;

    .  enter into transactions with affiliates; and

    .  change our primary business.

Our credit agreement also requires us to satisfy interest coverage and leverage ratios.

   A breach of any of the restrictions, covenants, ratios or tests in our debt agreements could result in defaults under these agreements. A significant portion of our indebtedness then may become immediately due and payable. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit agreement are secured by substantially all of our assets.

A DETERMINATION BY REGULATORS THAT OUR INDEPENDENT CONTRACTORS ARE EMPLOYEES COULD EXPOSE US TO VARIOUS LIABILITIES AND ADDITIONAL COSTS.

   From time to time, tax and other regulatory authorities have sought to assert that independent contractors in the trucking industry are employees, rather than independent contractors. There can be no assurance that these authorities will not successfully assert this position, or that these interpretations and tax laws that consider these persons independent contractors will not change. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, worker's compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. Our business model relies on the fact that our independent contractors are not deemed to be our employees, and exposure to any of the above increased costs would impair our competitiveness in the industry.

IF WE ARE UNABLE TO IDENTIFY, MAKE AND SUCCESSFULLY INTEGRATE ACQUISITIONS, OUR PROFITABILITY COULD BE ADVERSELY AFFECTED.

   Identifying, acquiring and integrating businesses requires substantial management, financial and other resources and may pose risks with respect to customer service and market share. Further, acquisitions involve a number of special risks, some or all of which could have a material adverse effect on our business, financial condition and results of operation. These risks include:

    .  unforeseen operating difficulties and expenditures;

    . difficulties in assimilation of acquired personnel, operations and technologies;

    . the need to manage a significantly larger and more geographically dispersed business;

    .  amortization of goodwill and other intangible assets;

    . diversion of management's attention from ongoing development of our business or other business concerns;

    .  potential loss of customers;

    .  failure to retain key personnel of the acquired businesses; and

    .  the use of substantial amounts of our available cash.

   We have acquired a number of businesses in the past and may consider acquiring businesses in the future that provide complementary services to those we currently provide or expand our geographic presence. There can be no assurance that the businesses that we have acquired in the past or any businesses that we may acquire in the future can be successfully integrated. In addition, we cannot assure you that we will be able to identify suitable acquisition candidates or be able to acquire them on reasonable terms or at all. While we believe that we have sufficient financial and management resources and experience to successfully conduct our acquisition activities and integrate the acquired businesses into our operations, there can be no assurance in this regard or that we will not experience difficulties with customers, personnel or others. Our acquisition activities involve more difficult integration issues than those of many other companies because the value of the companies we acquire comes mostly from their business relationships, rather than their assets. The integration of business relationships poses more of a risk than the integration of tangible assets because relationships may suddenly weaken or terminate. Further, logistics businesses we have acquired and may acquire in the future compete with many customers of our wholesale operations and these customers may shift their business elsewhere if they believe our retail operations receive favorable treatment from our wholesale operations. In addition, although we believe that our acquisitions will enhance our competitive position, business and financial prospects, there can be no assurances that such benefits will be realized or that any combination will be successful.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, our competitive position and the effects of competition, the projected growth of the industries in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions. Forward-looking statements include all statements that are not historical facts and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "plan," "may," "should," "will," "would" and similar expressions. These forward-looking statements are based on all information currently available to us and subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements we make in this prospectus include:

    .  general economic and business conditions;

    .  industry trends;

    .  increases in our leverage;

    . changes in our business strategy, development plans or cost savings plans;

    .  our ability to integrate acquired businesses;

    .  the loss of one or more of our major customers;

    .  competition;

    .  availability of qualified personnel;

    .  changes in, or the failure to comply with, government regulations; and

    .  the other factors discussed under "Risk Factors."

   You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

                                USE OF PROCEEDS

   Our net proceeds from this offering are estimated to be approximately $135.6 million, assuming an initial public offering price of $16.00 per share, the midpoint of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds to us from this offering to repay indebtedness outstanding under our credit agreement plus accrued interest as follows:

    . $39.5 million will be used to repay the outstanding principal amount of the $40 million term loan described below,

    . $28.0 million will be used to repay a portion of the $135 million term loan described below, and

    . $67.1 million will be used to repay outstanding borrowings under the revolving credit facility.

   At April 5, 2002, outstanding borrowings under our credit agreement totaled approximately $238.1 million, consisting of:

    . $170.9 million of term loans which represents the outstanding portions of the $135 million term loan incurred in May 1999 to finance a portion of our recapitalization and acquisition of Pacer Logistics and the $40 million term loan incurred in December 2000 to finance a portion of our acquisition of Rail Van. These term loans currently bear interest at the rate of 4.9% per annum and mature on May 28, 2006.

    . $67.2 million of borrowings under the revolving credit facility incurred to finance our acquisitions of Conex, GTS, RFI and Rail Van in January, August, October and December 2000, respectively. Borrowings under the revolving credit facility currently bear interest at the rate of 4.4% per annum and mature on May 28, 2004.

   The reduction in indebtedness under our revolving credit facility as a result of the application of a portion of the net proceeds of this offering as described above will enhance our ability to make acquisitions and investments to expand our current product offerings and acquisitions of or investments in, companies, products, technologies and processes. We currently have no commitments or agreements with respect to any future acquisitions or investments. However, we evaluate acquisition opportunities on an on-going basis.

   We will not receive any proceeds for the sale of our common stock by the selling stockholders, including if the underwriters exercise the over-allotment option. In the aggregate, the selling stockholders and their affiliates will receive approximately $109.1 million of the net proceeds of this offering ($140.3 million if the underwriters over-alottment option is exercised in full), including $70.7 million of net proceeds received by them from the sale of their common stock in this offering ($101.9 million if the underwriters over-alottment option is exercised in full), assuming an initial public offering price of $16.00 per share, the midpoint of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions, and approximately $38.4 million representing their pro rata portion of the repayments under our credit facility.

                                DIVIDEND POLICY

   We have not paid any dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to repay debt or to finance the further expansion and continued growth of our business. In addition, our ability to pay cash dividends is currently restricted under the terms of our credit agreement and the indenture governing our senior subordinated notes. Future dividends, if any, will be determined by our board of directors.

                                CAPITALIZATION

   The following table sets forth our capitalization as of April 5, 2002:

    . on an actual basis (except for share information which has been adjusted for the proposed stock split);

    . on a pro forma basis to reflect the exchange of all outstanding shares of Pacer Logistics exchangeable preferred stock for 4,469,688 shares of our common stock; and

    . on a pro forma as adjusted basis to reflect the sale by us of 9,250,000 shares of our common stock in this offering at an assumed initial offering price of $16.00 per share, the midpoint of the range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us not previously expensed in our financial statements, and the application of the proceeds therefrom.

   You should read this table in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                                     APRIL 5, 2002
                                                                            ---------------------------
                                                                                                PRO FORMA
                                                                                                   AS
                                                                             ACTUAL  PRO FORMA  ADJUSTED
                                                                            -------  --------- ---------
                                                                                     (IN MILLIONS)
Current maturities of long-term debt and capital leases.................... $   2.0   $   2.0   $   0.2
                                                                            -------  --------   -------
Long-term debt:
 Capital leases............................................................ $   0.1   $   0.1   $   0.1
 Senior credit facilities(1)
   Revolving credit facility...............................................    67.2      67.2       0.1
   Term loans..............................................................   169.1     169.1     103.4
 Senior subordinated notes(1)..............................................   150.0     150.0     150.0
 Subordinated note(2)......................................................     5.0       5.0       5.0
                                                                            -------  --------   -------
       Total long-term debt................................................   391.4     391.4     258.6
                                                                            -------  --------   -------
 Minority interest-exchangeable preferred stock of subsidiary..............    25.7        --        --
 Stockholders' equity:
 Preferred stock: $0.01 par value; 1,000,000 shares authorized actual and
   pro forma, 50,000,000 pro forma as adjusted; none issued and outstanding      --  --              --
 Common stock: $0.01 par value; 150,000,000 shares authorized; 23,092,160 shares issued and outstanding actual, 27,561,848 shares pro forma,
   36,811,848 shares pro forma as adjusted.................................     0.2       0.3       0.4
 Additional paid-in capital................................................   118.5     144.1     279.6
 Unearned compensation.....................................................    (0.3)     (0.3)     (0.3)
 Accumulated deficit.......................................................  (110.6)   (110.6)   (112.0)(3)
 Other accumulated comprehensive income (loss).............................    (0.7)     (0.7)     (0.7)
                                                                            -------  --------   -------
 Total stockholders' equity................................................     7.1      32.8     167.0
                                                                            -------  --------   -------
 Total capitalization...................................................... $ 426.2   $ 426.2   $ 425.8
                                                                            =======  ========   =======

--------
(1) For a description of the senior credit facilities and the senior subordinated notes, see "Description of Certain Indebtedness."
(2) Conex Global Logistics Services, Inc., one of our subsidiaries, issued an 8.0% Non-Negotiable Subordinated Note Due 2003 in the aggregate principal amount of $5.0 million to the former shareholders of Conex in connection with our acquisition of Conex in 2000.
(3) Reflects the write-off of deferred loan costs in connection with repayment of indebtedness under our credit agreement. The write-off will be recognized in the quarter in which the offering is consummated and the indebtedness is repaid.

   The foregoing table excludes:

    . 2,431,028 shares of common stock issuable upon the exercise of options outstanding as of April 5, 2002, at exercise prices ranging from $4.30 to $15.00 per share, with a weighted average exercise price of $9.29; and

    . 604,306 shares of common stock reserved for future grant under our stock option plans.

                                   DILUTION

   Our net tangible book value as of April 5, 2002, after giving effect to the proposed stock split and the exchange of all outstanding shares of Pacer Logistics exchangeable preferred stock for 4,469,688 shares of our common stock, was $(248.7) million, or $(9.02) per share of common stock. We have calculated this amount by:

    .  subtracting our total liabilities from our total tangible assets; and

    . then dividing the difference by the adjusted number of shares of common stock outstanding.

   If we give effect to our sale of 9,250,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us not previously expensed in our financial statements, our adjusted net tangible book value as of April 5, 2002 would have been $(113.1) million, or $(3.07) per share. This amount represents an immediate dilution of $19.07 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share................................         $16.00
   Net tangible book value per share as of April 5, 2002....................... $(9.02)
   Increase in net tangible book value per share attributable to new investors.   5.95
                                                                                ------
Net tangible book value per share after this offering..........................          (3.07)
                                                                                        ------
Dilution per share to new investors............................................         $19.07

                                                                                        ======

   The following table summarizes on the basis described above, as of April 5, 2002, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors, at an assumed initial public offering price of $16.00 per share, the midpoint of the range on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                        SHARES PURCHASED    TOTAL CONSIDERATION   AVERAGE
                      --------------------  -------------------    PRICE
                         NUMBER     PERCENT    AMOUNT    PERCENT PER SHARE
                      ----------    ------- ------------ ------- ---------
Existing stockholders 27,561,848(2)   74.9% $144,064,882   49.3%  $ 5.23
New investors(1).....  9,250,000      25.1   148,000,000   50.7   $16.00
                      ----------     -----  ------------  -----
   Total............. 36,811,848     100.0% $292,064,882  100.0%
                      ==========     =====  ============  =====

--------
(1) Excludes 4,750,000 shares of our common stock to be sold by the selling stockholders to the new investors in the offering for which we will not receive any net proceeds.
(2) Includes 4,469,688 shares of common stock to be issued upon exchange of the Pacer Logistics exchangeable preferred stock prior to the effective date of the registration statement of which this prospectus is a part.

   The tables above assume no exercise of stock options outstanding on April 5, 2002. As of April 5, 2002, there were options outstanding to purchase 2,431,028 shares of common stock, at a weighted average exercise price of $9.29 per share. To the extent any of these options are exercised, there will be further dilution to new investors. If all of these outstanding options had been exercised as of April 5, 2002, net tangible book value per share after this offering would have been $(2.30) and total dilution per share to new investors would have been $18.30.

                        SELECTED FINANCIAL INFORMATION

   The following table presents, as of the dates and for the periods indicated, selected historical financial information for us and our predecessor as discussed below. The selected historical information at December 28, 2001 and December 29, 2000 and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999 have been derived from, and should be read in conjunction with, our audited financial statements and related notes appearing elsewhere in this prospectus. The selected historical information at December 31, 1999, December 25, 1998 and December 26, 1997 and for the year ended December 25, 1998 and the periods from November 13, 1997 through December 26, 1997 and December 28, 1996 through November 12, 1997 have been derived from our, or our predecessor's, audited financial statements which are not included in this prospectus.

   The selected historical financial information as of April 5, 2002 and for the three months ended April 5, 2002 and April 6, 2001 have been derived from our unaudited financial statements included elsewhere in this prospectus. These unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of operating results for the full year.

   Prior to our May 1999 recapitalization, our name was APL Land Transport Services, Inc., ("APLLTS") and we were a wholly-owned subsidiary of APL Limited. See note 1 to our audited financial statements included in this prospectus. Our historical financial statements subsequent to November 13, 1997 include the push down effect of the purchase price allocation resulting from the purchase of APL Limited by Neptune Orient Lines Limited. The results of operations of the predecessor period are not comparable to the successor period as a result of the acquisition of APL Limited by Neptune Orient Lines Limited.

   Prior to November 1998, APLLTS was comprised of three operating divisions. In November, 1998, APLLTS transferred all of its non-stacktrain divisions to its parent, APL Limited. Accordingly, at the time of our May 1999 recapitalization, we only provided wholesale stacktrain services, but with our acquisition of Pacer Logistics, we began providing retail and logistics services to customers. The financial information for the year ended December 31, 1999 includes the results of operations of our wholesale stacktrain operations for the full year plus the results of Pacer Logistics since May 28, 1999, the date of acquisition. In connection with our recapitalization and acquisition of Pacer Logistics, we were renamed Pacer International and we ceased to be a subsidiary of APL Limited.


   The following table should also be read in conjunction with our audited financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                      THE COMPANY
                              -------------------------------------------------------------------------------------------
                                    THREE MONTHS                                                                FOR THE
                                        ENDED                                YEAR ENDED                          PERIOD
                              ------------------------  ----------------------------------------------------  ------------
                                                                                                              NOVEMBER 13,
                                                                                                              1997 THROUGH
                                APRIL 5,     APRIL 6,   DECEMBER 28, DECEMBER 29,  DECEMBER 31,  DECEMBER 25, DECEMBER 26,
                                  2002         2001         2001       2000(A)       1999(B)         1998       1997(C)
                              -----------  -----------  ------------ ------------ ------------   ------------ ------------
                                                     (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


STATEMENT OF OPERATIONS
 DATA:
Gross revenues............... $     382.4  $     440.3  $   1,670.9  $   1,281.3  $     927.7       $598.9       $ 60.7
Cost of purchased
 transportation and services.       299.2        359.4      1,339.6      1,005.6        735.4        466.3         47.4
                              -----------  -----------  -----------  -----------  -----------       ------       ------

Net revenues.................        83.2         80.9        331.3        275.7        192.3        132.6         13.3
Direct operating expenses....        27.8         25.0        101.7         90.4         76.8         64.5          7.4
Selling, general and
 administrative expenses.....        37.1         39.9        155.9        102.6         58.9         28.3          3.2
Depreciation and amortization         2.6          4.6         18.3         11.6          8.6          6.6          0.7
Merger and severance.........          --           --          0.4          7.7           --           --           --
Other........................          --           --          4.0           --           --           --           --

                              -----------  -----------  -----------  -----------  -----------       ------       ------
Income from operations.......        15.7         11.4         51.0         63.4         48.0         33.2          2.0

                              -----------  -----------  -----------  -----------  -----------       ------       ------
Net income (loss)............         3.7  $      (0.4) $       7.0  $      14.8  $      16.6       $ 20.6       $  1.0
Net income (loss) per share:
  Basic...................... $      0.16  $     (0.02) $      0.31  $      0.68  $      0.39(e)        (d)          (d)
  Diluted....................        0.13        (0.02)        0.27         0.60         0.34(e)        (d)          (d)
Weighted average common
 shares outstanding:
  Basic......................  23,089,632   22,741,598   22,996,462   21,941,540   20,880,000           (d)          (d)
  Diluted....................  28,374,252   22,741,598   28,287,952   27,586,726   27,039,870           (d)          (d)

BALANCE SHEET DATA (AT END OF
 PERIOD):
Working capital.............. $      20.6  $      13.1  $      20.1  $      12.6  $      (3.7)      $(37.2)      $(32.5)
Total assets.................       614.2        647.0        632.9        658.4        455.0        156.1        111.9
Total debt including capital
 leases and current
 maturities..................       393.4        401.1        397.9        405.4        284.4           --           --
Minority interest--
 exchangeable preferred
 stock of subsidiary.........        25.7         25.5         25.7         25.0         23.4           --           --
Total stockholders' equity
 (deficit)...................         7.1         (3.2)         3.0         (2.9)       (31.7)        55.6         29.6

CASH FLOW DATA:
Cash provided by operating
 activities.................. $       5.2  $       9.6  $      21.8  $       1.2  $      20.8       $ 31.8       $ 12.7
Cash provided by (used in)
 investing activities........        (1.4)        (1.2)       (14.4)      (130.7)       (74.0)       (38.5)          --
Cash provided by (used in)
 financing activities........        (3.8)        (8.4)        (7.4)       117.3         65.4          6.7        (12.7)

OTHER FINANCIAL DATA:
EBITDA(f).................... $      18.3  $      16.0  $      69.3  $      75.0  $      56.6       $ 39.8       $  2.7
EBITDA Margin(g).............        22.0%        19.8%        20.9%        27.2%        29.4%        30.0%        20.3%
Capital expenditures......... $       1.4  $       1.3  $      14.6  $       5.5  $       2.0       $ 39.7       $   --

                                   THE
                               PREDECESSOR
                              -------------
                                 FOR THE
                                 PERIOD
                              -------------
                              DECEMBER 28,
                              1996 THROUGH
                              NOVEMBER 12,
                                 1997(C)
                              -------------
                              (IN MILLIONS,
                                     EXCEPT PER
                                     SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Gross revenues...............    $523.8
Cost of purchased
 transportation and services.     407.5
                                 ------

Net revenues.................     116.3
Direct operating expenses....      53.1
Selling, general and
 administrative expenses.....      21.4
Depreciation and amortization       3.0
Merger and severance.........        --
Other........................        --

                                 ------
Income from operations.......      38.8

                                 ------
Net income (loss)............    $ 22.9
Net income (loss) per share:
  Basic......................        (d)
  Diluted....................        (d)
Weighted average common
 shares outstanding:
  Basic......................        (d)
  Diluted....................        (d)

BALANCE SHEET DATA (AT END OF
 PERIOD):
Working capital..............    $   --
Total assets.................        --
Total debt including capital
 leases and current
 maturities..................        --
Minority interest--
 exchangeable preferred
 stock of subsidiary.........        --
Total stockholders' equity
 (deficit)...................        --

CASH FLOW DATA:
Cash provided by operating
 activities..................    $ 18.2
Cash provided by (used in)
 investing activities........       3.6
Cash provided by (used in)
 financing activities........     (21.8)

OTHER FINANCIAL DATA:
EBITDA(f)....................    $ 41.8
EBITDA Margin(g).............      35.9%
Capital expenditures.........    $   --

--------
(a) Includes the results of Conex Global Logistics Services, Inc., GTS Transportation Services Inc. RFI Group, Inc. and Rail Van, Inc. since their dates of acquisition on January 13, 2000, August 31, 2000, October 31, 2000 and December 22, 2000, respectively.
(b) Includes the results of Pacer Logistics, since acquisition on May 28, 1999.
(c) The following information for the year ended December 26, 1997 has been presented for comparative purposes only and is the combination of the December 28, 1996 to November 12, 1997 period, set forth above as the Predecessor, and the November 13, 1997 to December 26, 1997 period, set forth above as the Company. As a result of the change in ownership, these numbers are not indicative of what the full year 1997 was or would have been if the change in ownership had not occurred.

                                               1997
                                              ------
Gross revenues............................... $584.5
Cost of purchased transportation and services  454.9
Net revenues.................................  129.6
Income from operations.......................   40.8
Net income...................................   23.9
EBITDA(f)....................................   44.5
EBITDA margin(g).............................   34.3%

(d) Not applicable as prior to our recapitalization we were a division of APL Limited and did not have common stock.
(e) Net income of $8.5 million for the period January 1, 1999 through May 28, 1999 has been excluded in calculating earnings per share as prior to the recapitalization and acquisition of Pacer Logistics on May 28, 1999 our wholesale operations were a division of APL Limited and did not have common stock.
(f) EBITDA represents income before income taxes, interest expense, depreciation and amortization and minority interest (payment-in-kind dividends on Pacer Logistics' 7.5% exchangeable preferred stock). EBITDA is presented because it is commonly used by investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. EBITDA is calculated as follows (in millions):

                        THREE MONTHS
                            ENDED                           YEAR ENDED                             PERIOD FROM
                      ----------------- --------------------------------------------------- -------------------------
                                                                                            NOVEMBER 13, DECEMBER 28,
                                                                                            1997 THROUGH 1996 THROUGH
                      APRIL 5, APRIL 6, DECEMBER 28, DECEMBER 29, DECEMBER 31, DECEMBER 25, DECEMBER 26, NOVEMBER 12,
                        2002     2001       2001         2000         1999         1998         1997         1997
                      -------- -------- ------------ ------------ ------------ ------------ ------------ ------------
Income before income
  taxes and minority
  interest...........   $5.9     $0.1      $11.4        $29.3        $29.4        $33.2         $1.7        $36.8
Interest expense, net    9.8     11.3       39.6         34.1         18.6            -          0.3          2.0
Depreciation and
  amortization.......    2.6      4.6       18.3         11.6          8.6          6.6          0.7          3.0
                       -----    -----      -----        -----        -----        -----         ----        -----
                       $18.3    $16.0      $69.3        $75.0        $56.6        $39.8         $2.7        $41.8
                       =====    =====      =====        =====        =====        =====         ====        =====

   EBITDA includes merger, severance and other one-time charges of $6.9 million for the year ended December 28, 2001, merger and severance charges of $7.7 million for the year ended December 29, 2000, one-time bonus payments of $0.7 million related to the acquisition of Pacer Logistics for the year ended December 31, 1999, and non-recurring costs of $2.1 million for the year ended December 25, 1998.
(g) EBITDA margins are calculated as a percentage of net revenues.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS TOGETHER WITH OUR FINANCIAL STATEMENTS, INCLUDING THE NOTES AND THE OTHER FINANCIAL INFORMATION APPEARING IN THE BACK OF THIS PROSPECTUS. DUE TO OUR LIMITED OPERATING HISTORY, ACQUISITIONS AND RAPID GROWTH, PERIOD-TO-PERIOD COMPARISONS OF FINANCIAL DATA ARE NOT NECESSARILY INDICATIVE, AND YOU SHOULD NOT RELY UPON THEM AS AN INDICATOR OF OUR FUTURE PERFORMANCE. THE FOLLOWING DISCUSSION INCLUDES FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

OVERVIEW

   We are a leading non-asset based North American third-party logistics provider offering a broad array of services to facilitate the movement of freight from origin to destination. We operate in two segments, the wholesale segment and the retail segment (see note 10 to the consolidated financial statements for segment information). The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers pursuant to agreements with railroads. The retail segment provides truck brokerage and services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services.

   OPERATING HISTORY

   We have operated as an independent, stand-alone company only since our recapitalization in May 1999. From 1984 until our recapitalization, our wholesale business was conducted by various entities owned directly or indirectly by APL Limited. While owned by APL Limited, our wholesale business used some of the financial and administrative resources and infrastructure of APL Limited in such areas as treasury, legal, information systems and benefits administration. Since our recapitalization, we have provided the infrastructure, resources and services necessary to operate our wholesale business independently, although we still utilize computers, software and other information technology which APL Limited provides to us under an agreement with a remaining term of 17 years that is terminable by us upon 120 days' notice and by APL Limited if we fail to make required payments or are acquired by a competitor of APL Limited. We are in the process of replacing the technology provided by APL Limited with information technology systems currently available in the marketplace from unrelated third parties. This project is anticipated to be complete by year-end 2003. In addition, our historical financial information prior to our recapitalization may not necessarily reflect the results of operations, financial condition and cash flows in the future or what our results of operations, financial condition and cash flows would have been had we been a separate, independent entity during the periods presented.

   GROSS REVENUES

   The wholesale segment's gross revenues are generated through fees charged to customers for the transportation of freight. The growth of these revenues is primarily driven by increases in volume of freight shipped, as overall rates have historically remained relatively constant. The average rate is impacted by product mix, rail routes utilized, fuel surcharge and market conditions. Also included in gross revenues are railcar rental income, container per diem and incentives paid by APL Limited and others for the repositioning of empty containers with domestic westbound loads. Gross revenues are reported net of volume rebates provided to customers.

   The retail segment's gross revenues are generated through fees charged for a broad portfolio of freight transportation services, including truck brokerage and services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services. Overall gross revenues for the retail segment are driven by expanding our service offering and marketing our broad array of transportation services to our existing customer base and to new customers. Trucking services include truck brokerage, flatbed and specialized heavy-haul operations, and local trucking services. Gross revenues from truck brokerage are driven primarily through increased volume and outsourcing by companies of their transportation and logistics needs. Gross revenues from other trucking services, which primarily support intermodal marketing and provide specialized and local transportation services to customers through independent operators, are driven primarily by increased volume as well as length of haul and the rate per mile charged to the customer. Intermodal marketing involves arranging the movement of freight in containers and trailers utilizing truck and rail transportation. Increases in gross revenues from intermodal marketing are generated primarily from increased volumes, as rates are dependent upon product mix and route, which tend to remain relatively constant as customers' shipments tend to remain in similar routes. Gross revenues for freight consolidation and handling, which includes the handling, consolidation/deconsolidation and storage of freight on behalf of the shipper, are driven by increased outsourcing and import volumes and by shipping lines on the West coast who are increasingly using third-party containers, rather than their own, to move freight inland. Through our supply chain management services, we manage all aspects of the supply chain from inbound sourcing and delivery logistics through outbound shipment, handling, consolidation, deconsolidation, distribution, and just-in-time delivery of end products to our customers' customers. Revenues for supply chain management services are recognized on a net basis and are driven by increased outsourcing. We also provide international freight forwarding services, which involves arranging transportation and other services necessary to move our customers' freight to and from a foreign country. Gross revenues for international freight forwarding are driven by the globalization of trade.

   We have a large number of customers in the automotive and consumer goods industries. If these customers experience cyclical movements in their business activity, due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight shipped by these customers may decrease thereby reducing our revenues. As more fully discussed below, the cyclical slowdown in the automotive industry during 2001 and the first quarter of 2002 adversely affected our operating results.

   COST OF PURCHASED TRANSPORTATION AND SERVICES/NET REVENUES

   The wholesale segment's net revenues are the gross revenues earned from transportation rates charged to customers less the costs of purchased transportation and services. The cost of purchased transportation and services consists primarily of the amounts charged by railroads and local trucking companies. In addition, terminal and cargo handling services represent the variable expenses directly associated with handling freight at a terminal location. The cost of these services is variable in nature and is based on the volume of freight shipped.

   The retail segment's net revenues consist of the gross revenues earned from its third-party transportation services, less the cost of purchased transportation and services. Net revenues are driven by the mix of services provided with net revenues as a percentage of gross revenues varying significantly based on this mix. Purchased transportation and services consists of amounts paid to third parties to provide services, such as railroads, independent contractor truck drivers, freight terminal operators and dock workers. Third-party rail costs are charged through contracts with the railroads and are dependent upon product mix and traffic lanes. Sub-contracted or independent operators are paid on a percentage of revenues, mileage or a fixed fee.

   DIRECT OPERATING EXPENSES

   Direct operating expenses are both fixed and variable expenses directly relating to the wholesale operations and consist of equipment lease expense, equipment maintenance and repair, fixed terminal and cargo handling expenses and other direct variable expenses. Our fleet of leased equipment is financed through a variety of short- and long-term leases. Increases to our equipment fleet will primarily be through additional leases as the growth of our business dictates. Equipment maintenance and repair consist of the costs related to the upkeep of the equipment fleet, which can be considered semi-variable in nature, as a certain amount relates to the annual preventative maintenance costs in addition to amounts driven by fleet usage. Fixed terminal and cargo handling costs primarily relate to the fixed rent and storage expense charged to us by terminal operators and is expected to remain relatively fixed.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

   The wholesale segment's selling, general and administrative expenses prior to our 1999 recapitalization consisted of allocated APL Limited corporate and information technology expenses and direct administrative expenses, which primarily include payroll and fringe benefits and other overhead expenses. After May 28, 1999, the corporate administrative services previously provided by APL Limited are incurred directly by the wholesale segment.

   The retail segment's selling, general and administrative expenses relate to the costs of customer acquisition, billing, customer service and salaries and related expenses of marketing, as well as the executive and administrative staff's compensation, office expenses and professional fees. The retail segment anticipates that it will incur increased overall selling related costs as it grows its operations, but that such costs will remain relatively consistent as a percentage of net revenues. The costs related to the retail segment's corporate functions, such as administration, finance, legal, human resources and facilities will likely increase as the business grows, but will likely decrease as a percentage of net revenues as the business grows.

CRITICAL ACCOUNTING POLICIES

   Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

    .  RECOGNITION OF REVENUE

       Our wholesale segment recognizes revenue for loads that are in transit at the end of an accounting period on a percentage of completion basis. Revenue is recorded for the portion of the transit that has been completed because reasonably dependable estimates of the transit status of loads is available in our computer systems. In addition, our wholesale segment offers volume discounts based on annual volume thresholds. We estimate our customer's annual shipments throughout the year and record a reduction to revenue accordingly. Should our customer's annual volume vary significantly from our estimates, a revision to revenue for volume discounts would be required. Our retail segment recognizes revenue after services have been completed.

    .  RECOGNITION OF COST OF PURCHASED TRANSPORTATION AND SERVICES

       Both our wholesale and retail segments estimate the cost of purchased transportation and services and accrue an amount on a load by load basis in a manner that is consistent with revenue recognition. Historically, upon completion of the payment cycle (receipt and payment of transportation bills), the actual aggregate transportation costs have been less than the accrual and therefore we have established an allowance to reduce the payable amounts. Should actual payments differ from our estimate, revisions to the cost of purchased transportation and services would be required. In addition, our retail segment earns discounts to the cost of purchased transportation and services that are primarily based on annual volume of loads transported over major railroads. We estimate our annual volume throughout the year and record a reduction to cost of purchased transportation accordingly. Should our annual volume vary significantly from our estimates, a revision to the cost of purchased transportation would be required.

    .  ALLOWANCE FOR DOUBTFUL ACCOUNTS

       We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Estimates are used in determining this allowance based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

    .  DEFERRED TAX ASSETS

       At April 5, 2002, we have recorded net deferred tax assets of $60.7 million and have not recorded a valuation reserve as we believe that future earnings will more likely than not be sufficient to fully utilize the assets. The minimum amount of future taxable income required to realize this asset is $148.1 million. Should we not be able to generate this future income, we would be required to record valuation allowances against the deferred tax assets resulting in additional income tax expense in our Statement of Operations.

    .  GOODWILL

       At April 5, 2002, we had recorded $281.5 million of net goodwill. We adopted the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" effective December 29, 2001 and ceased to amortize goodwill on that date. Goodwill and other intangible assets will be subject to periodic tests for impairment and recognition of impairment losses in the future could be required based on the methodology for measuring impairments described below. SFAS 142 requires a two-step method for determining goodwill impairments where step one is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. If this test suggests that it is impaired, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. We have elected to determine the fair value of the reporting unit using a market valuation method based on our public peers. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess. Also under SFAS 142, a one-step method is used to determine the impairment for indefinite-lived intangible assets where the fair value of the intangible asset is compared with its carrying amount.

       We have completed the initial step of the goodwill impairment test and have determined that we will not be required to take an initial goodwill impairment charge as a result of adopting SFAS 142. Future evaluations of goodwill, which are to be completed at least annually, may however, require an impairment charge.

RESULTS OF OPERATIONS

THREE MONTHS ENDED APRIL 5, 2002 COMPARED TO THREE MONTHS ENDED APRIL 6, 2001

   The following table sets forth our historical financial data for the three months ended April 5, 2002 and April 6, 2001.

                FINANCIAL DATA COMPARISON BY REPORTABLE SEGMENT
              THREE MONTHS ENDED APRIL 5, 2002 AND APRIL 6, 2001
                                 (IN MILLIONS)

                                               2002    2001   CHANGE  % CHANGE
                                              ------  ------  ------  --------
Gross revenues
   Wholesale................................. $204.7  $205.6  $ (0.9)    (0.4)%
   Retail....................................  204.9   254.2   (49.3)   (19.4)
   Inter-segment elimination.................  (27.2)  (19.5)   (7.7)    39.5
                                              ------  ------  ------   ------
       Total.................................  382.4   440.3   (57.9)   (13.2)
Cost of purchased transportation and services
   Wholesale.................................  152.0   161.1    (9.1)    (5.6)
   Retail....................................  174.4   217.8   (43.4)   (19.9)
   Inter-segment elimination.................  (27.2)  (19.5)   (7.7)    39.5
                                              ------  ------  ------   ------
       Total.................................  299.2   359.4   (60.2)   (16.8)
Net revenues
   Wholesale.................................   52.7    44.5     8.2     18.4
   Retail....................................   30.5    36.4    (5.9)   (16.2)
                                              ------  ------  ------   ------
       Total.................................   83.2    80.9     2.3      2.8
Direct operating expenses
   Wholesale.................................   27.8    25.0     2.8     11.2
   Retail....................................     --      --      --       --
                                              ------  ------  ------   ------
       Total.................................   27.8    25.0     2.8     11.2
Selling, general & administrative expenses
   Wholesale.................................   12.2    11.1     1.1      9.9
   Retail....................................   24.9    28.8    (3.9)   (13.5)
                                              ------  ------  ------   ------
       Total.................................   37.1    39.9    (2.8)    (7.0)
Depreciation and amortization
   Wholesale.................................    1.3     1.5    (0.2)   (13.3)
   Retail....................................    1.3     3.1    (1.8)   (58.1)
                                              ------  ------  ------   ------
       Total.................................    2.6     4.6    (2.0)   (43.5)
Income from operations
   Wholesale.................................   11.4     6.9     4.5     65.2
   Retail....................................    4.3     4.5    (0.2)    (4.4)
                                              ------  ------  ------   ------
       Total.................................   15.7    11.4     4.3     37.7
Interest expense, net........................    9.8    11.3    (1.5)   (13.3)
Income tax expense...........................    2.2      --     2.2       --
Minority interest............................     --     0.5    (0.5)  (100.0)
                                              ------  ------  ------   ------
Net income (loss)............................ $  3.7  $ (0.4) $  4.1       --
                                              ======  ======  ======   ======

   OVERVIEW. Our results for the first quarter of 2002 were negatively impacted by issues from 2001 including the general economic downturn, and particularly a cyclical slowdown in the automotive sector. As a result, our truck brokerage, freight handling and international freight forwarding operations experienced reduced shipments from major retailers and other customers including Kraft, Ford, Bridgestone and the United States Department of Agriculture ("USDA"). Our wholesale operations were also affected by reduced automotive shipments as discussed below. In addition, auto plants were shut down over the Easter holiday, which occurred in our first fiscal quarter this year compared to occurring in our second fiscal quarter last year. Despite these factors which impacted gross revenues, we were able to increase net revenue, income from operations, net income and earnings per share for the 2002 quarter compared to the 2001 quarter.

   GROSS REVENUES. Gross revenues decreased $57.9 million, or 13.2%, for the three months ended April 5, 2002 compared to the three months ended April 6, 2001. However, as discussed below, net revenue increased 2.8% for the 2002 quarter compared to the 2001 quarter. Gross revenues in our retail segment decreased $49.3 million reflecting reductions primarily in the truck brokerage and freight handling operations associated with the cyclical slowdown in the automotive sector and less freight forwarding business for the USDA noted above. Wholesale segment gross revenues decreased $0.9 million reflecting a decrease in wholesale automotive and wholesale international operations offset in part by an increase in wholesale third-party domestic operations. The increase in the wholesale third-party domestic operations was a result of increased freight revenues from several intermodal marketing companies, including our intermodal marketing operations. The wholesale automotive operations decrease in freight revenues reflected the cyclical slowdown in the automotive sector as well as the Easter holiday shutdown occurring in our first quarter this year compared to occurring in our second quarter last year. The wholesale international operations decrease in freight revenues was primarily the result of the loss of low margin business of an international shipping customer in the fourth quarter of 2001. In addition, we saw an increase in ancillary revenues of $4.8 million from railcar rental and container per diem revenue associated with the increase in equipment under lease in the 2002 quarter partially offset by slightly lower repositioning revenue.

   Through our strategy to increase the use of intercompany services and cross-selling activities, our retail segment usage of our wholesale segment for rail transportation increased revenues by $7.7 million, or 39.5%, in the 2002 quarter compared to the 2001 quarter. Cross-selling activities within the retail segment increased revenues by $1.3 million, or 48.7%, in the 2002 quarter compared to the 2001 quarter.

   NET REVENUES. Net revenues increased $2.3 million, or 2.8%, for the 2002 quarter compared to the 2001 quarter. The retail segment's net revenues decreased $5.9 million primarily due to the economic downturn discussed above. The retail segment gross margin increased to 14.9% during the 2002 quarter compared to 14.3% during the 2001 quarter due primarily to yield management initiatives and changes in business mix. The wholesale segment's net revenues increased $8.2 million in the 2002 quarter compared to the 2001 quarter primarily due to strength in wholesale third-party domestic operations and ancillary revenues described above, as well as improved yield management. Equipment repositioning costs were less in the 2002 quarter as a result of the increase in domestic traffic volume, especially the northbound general freight traffic out of Mexico which began to increase in the fourth quarter of 2001. The wholesale segment gross margin increased to 25.7% in the 2002 quarter from 21.6% in the 2001 quarter primarily due to business mix changes and increases in higher margin ancillary services discussed above. The gross margin on freight transportation remained unchanged between periods reflecting the elimination of the fuel surcharge in December 2001 offset by the loss of the low margin international shipping customer. A fuel surcharge on domestic traffic is being re-implemented in April 2002 to defray rail fuel cost increases.

   DIRECT OPERATING EXPENSES. Direct operating expenses, which are only incurred by the wholesale segment, increased $2.8 million, or 11.2%, in the 2002 quarter compared to the 2001 quarter due to increased railcar lease and maintenance expenses as a result of the expansion of the fleet of railcars during the latter part of 2001 partially offset by reduced container and chassis lease expenses as a result of the downsizing of the container and chassis fleet during 2001.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $2.8 million, or 7.0%, in the 2002 quarter compared to the 2001 quarter primarily as the result of reduced headcount in the 2002 quarter. The retail segment employed approximately 155 less persons during the 2002 quarter primarily as a result of our fiscal year 2001 consolidation and integration activities. The savings associated with the retail segment reduced headcount were partially offset by an increase in our wholesale segment employment reflecting infrastructure needs of our wholesale division. In addition, during March 2001, we terminated the container and chassis maintenance management contract and brought that function in-house, which while increasing administrative labor costs, reduced repair and maintenance costs and provided for more control of the maintenance function.

   DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses decreased $2.0 million, or 43.5%, for the 2002 quarter compared to the 2001 quarter as a result of adopting SFAS 142 on December 29, 2001 and ceasing the amortization of goodwill during 2002. Depreciation expense was $2.6 million in each of the 2002 and 2001 quarters and goodwill amortization expense was $0 and $2.0 million for the 2002 quarter and 2001 quarter, respectively.

   INCOME FROM OPERATIONS. Income from operations increased $4.3 million, or 37.7%, from $11.4 million in the 2001 quarter to $15.7 million in the 2002 quarter. The increase in operating profit is a result of the increase in net revenues and margins described above. The wholesale segment accounted for substantially all of the increase due primarily to the strength in wholesale third-party domestic operations and ancillary services, partially offset by increased labor costs associated with the infrastructure needs of the wholesale division. Retail segment income from operations was essentially flat reflecting the economic downturn discussed above partially offset by the elimination of goodwill amortization expense and savings associated with reduced headcount related to our year 2001 consolidation and integration activities.

   INTEREST EXPENSE. Interest expense decreased by $1.5 million, or 13.3%, for the 2002 quarter compared to the 2001 quarter due to lower interest rates in 2002.

   INCOME TAX EXPENSE. Income tax expense increased $2.2 million in the 2002 quarter compared to the 2001 quarter due to higher pre-tax income in the 2002 quarter.

   MINORITY INTEREST. Minority interest, which represents 7.5% paid-in-kind dividends on the Series B exchangeable preferred stock of Pacer Logistics, decreased $0.5 million because the dividends ceased to accrue as of May 28, 2001. As a result, we have not recognized any minority interest expense since that date.

   NET INCOME. Net income increased $4.1 million from a net loss of $0.4 million in the 2001 quarter to net income of $3.7 million in the 2002 quarter due to the increased income from operations discussed above, coupled with reduced interest expense due to lower interest rates in the 2002 quarter and reduced minority interest charges. Partially offsetting this increase was increased income tax expense associated with higher pre-tax income in the 2002 quarter.

FISCAL YEAR ENDED DECEMBER 28, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 29, 2000

   The following table sets forth our historical financial data for the fiscal years ended December 28, 2001 and December 29, 2000. The year 2000 data includes the results of operations of our four acquisitions since their respective dates of acquisition. Conex was acquired on January 13, 2000 and is included in both periods, GTS was acquired on August 31, 2000, RFI was acquired on October 31, 2000 and Rail Van was acquired on December 22, 2000. An asterix indicates that retail segment data is not comparable because the 2000 amounts include the results of operations of the GTS, RFI and Rail Van acquisitions only since acquisition.

                FINANCIAL DATA COMPARISON BY REPORTABLE SEGMENT

          FISCAL YEARS ENDED DECEMBER 28, 2001 AND DECEMBER 29, 2000
                                 (IN MILLIONS)

                                                2001      2000    CHANGE  %CHANGE
                                              --------  --------  ------  -------
Gross revenues
   Wholesale................................. $  808.8  $  814.7  $ (5.9)   (0.7)%
   Retail....................................    952.8     503.9   448.9       *
   Inter-segment elimination.................    (90.7)    (37.3)  (53.4)      *
                                              --------  --------  ------   -----
       Total.................................  1,670.9   1,281.3   389.6    30.4
Cost of purchased transportation and services
   Wholesale.................................    620.9     631.5   (10.6)   (1.7)
   Retail....................................    809.4     411.4   398.0       *
   Inter-segment elimination.................    (90.7)    (37.3)  (53.4)      *
                                              --------  --------  ------   -----
       Total.................................  1,339.6   1,005.6   334.0    33.2
Net revenues
   Wholesale.................................    187.9     183.2     4.7     2.6
   Retail....................................    143.4      92.5    50.9       *
                                              --------  --------  ------   -----
       Total.................................    331.3     275.7    55.6    20.2
Direct operating expenses
   Wholesale.................................    101.7      90.4    11.3    12.5
   Retail....................................       --        --      --      --
                                              --------  --------  ------   -----
       Total.................................    101.7      90.4    11.3    12.5
Selling, general & administrative expenses
   Wholesale.................................     43.0      37.7     5.3    14.1
   Retail....................................    112.9      64.9    48.0       *
                                              --------  --------  ------   -----
       Total.................................    155.9     102.6    53.3    51.9
Depreciation and amortization
   Wholesale.................................      5.6       5.4     0.2     3.7
   Retail....................................     12.7       6.2     6.5       *
                                              --------  --------  ------   -----
       Total.................................     18.3      11.6     6.7    57.8
Merger and severance
   Wholesale.................................       --        --      --       *
   Retail....................................      0.4       7.7    (7.3)      *
                                              --------  --------  ------   -----
       Total.................................      0.4       7.7    (7.3)      *
Other
   Wholesale.................................      0.5        --     0.5       *
   Retail....................................      1.9        --     1.9       *
   Write-off of IPO costs....................      1.6        --     1.6       *
                                              --------  --------  ------   -----
       Total.................................      4.0        --     4.0       *
Income from operations
   Wholesale.................................     37.1      49.7   (12.6)  (25.4)
   Retail....................................     15.5      13.7     1.8       *
   Write-off of IPO costs....................     (1.6)       --    (1.6)      *
                                              --------  --------  ------   -----
       Total.................................     51.0      63.4   (12.4)  (19.6)
Interest expense, net........................     39.6      34.1     5.5    16.1
Income tax expense...........................      3.6      12.9    (9.3)  (72.1)
Minority interest............................      0.8       1.6    (0.8)  (50.0)
                                              --------  --------  ------   -----
Net income................................... $    7.0  $   14.8  $ (7.8)  (52.7)%
                                              ========  ========  ======   =====

--------
*  Not comparable

   GROSS REVENUES. Our results for 2001 were negatively impacted by the continuation of the general economic downturn, and particularly a cyclical slowdown in the automotive sector. As a result, our intermodal marketing, truck brokerage and freight handling operations experienced reduced shipments from major retailers and other customers including Ford, Kmart and Bridgestone, and our wholesale operations were affected by reduced automotive shipments. Ford and Bridgestone were two key customers of our 2000 acquisitions. These factors have resulted in reduced shipments which have caused our actual results to be less than the pro forma results as presented in note 3 to the consolidated financial statements.

   Gross revenues increased $389.6 million, or 30.4%, for the fiscal year ended December 28, 2001 compared to the fiscal year ended December 29, 2000. Gross revenues in our retail segment increased $448.9 million in fiscal year 2001 as compared to fiscal year 2000. The 2000 acquisitions of GTS, RFI and Rail Van represented $484.5 million of the increase in retail segment gross revenues. Excluding these three acquisitions, gross revenues for the retail segment decreased by approximately $35.6 million, reflecting a $49.2 million reduction in intermodal marketing, truck brokerage and freight handling operations partially offset by a $13.6 million increase in revenues in truck service operations. The decrease in intermodal marketing, truck brokerage and freight handling primarily reflects the cyclical slowdown in the automotive sector. The truck service increase was due primarily to increased cross-selling business across our divisions, additional J.C. Penney business in Los Angeles as well as the addition of two agents in the division.

   Wholesale segment gross revenues decreased $5.9 million, or 0.7%, reflecting an increase in wholesale third-party domestic operations offset by a decrease in wholesale automotive and wholesale international operations. The increase in the wholesale third-party domestic operations was a result of increased freight revenues from several intermodal marketing companies, including our intermodal marketing operations, as well as an increase in repositioning revenues of $3.6 million. The wholesale automotive operations decrease in freight revenues reflected the cyclical slowdown in the automotive sector, while the wholesale international operations decrease in freight revenue was primarily a result of the loss of low margin business of an international shipping customer. In the aggregate, freight revenues in the wholesale segment decreased $31.9 million, or 4.2%. This decrease was partially offset by increased ancillary revenues of $22.4 million from railcar rental and container per diem revenue associated with the increase in equipment in 2001. The freight revenue decrease reflected reduced container volumes of 19,151, or 2.7%, as well as a 1.6% decline in the average freight revenue per container. Container volume declines were due primarily to the reduction in automotive traffic resulting from the cyclical slowdown noted above, as well as the loss of the international shipping customer. The reduction in the average freight revenue per container resulted primarily from the elimination of the 3% fuel surcharge during 2001 as well as overcapacity in selected markets which increased competitive pressures to reduce transportation prices, principally in the first half of 2001. Inter-segment revenues increased by $53.4 million primarily as the result of our 2000 acquisitions of GTS, RFI and Rail Van and our strategy to increase the use of intercompany services and cross-selling activities.

   NET REVENUES. Net revenues increased $55.6 million, or 20.2%, for 2001 compared to 2000. The 2000 acquisitions accounted for a $63.3 million increase in retail segment net revenues, while the remaining retail segment operations decreased $12.4 million primarily due to the economic downturn discussed above. The wholesale segment's cost of purchased transportation decreased $10.6 million on container volume decreases of 2.7% as discussed above. Since the decrease in the cost of purchased transportation was greater than the decrease in segment gross revenues, the wholesale segment net revenues increased $4.7 million in 2001 compared to 2000. The wholesale segment gross margin increased to 23.2% in 2001 from 22.5% in 2000 due primarily to the increase in ancillary services such as railcar rental and container per diem revenue partially offset by reduced margins on freight transportation associated with the elimination of the fuel surcharge during 2001 as well as competitive market pressures in the first half of 2001 related to excess capacity. The retail segment gross margin decreased to 15.1% in 2001 from 18.4% in 2000 due primarily to the lower margins associated with business of the 2000 acquisitions.

   DIRECT OPERATING EXPENSES. Direct operating expenses, which are only incurred by the wholesale segment, increased $11.3 million, or 12.5%, in 2001 compared to 2000 due to increased equipment lease expenses as a result of the expansion of the fleet of railcars partially offset by a reduction in maintenance expenses. In addition during 2001, $1.4 million was charged for container and chassis return costs required in order to return 2,700 containers and 1,300 chassis as part of a program to downsize the container and chassis fleet.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $53.3 million, or 51.9%, in 2001 compared to 2000 primarily as a result of increased expenses associated with the 2000 acquisitions as well as filling out the infrastructure of our wholesale division. The 2000 acquisitions of GTS, RFI and Rail Van accounted for $46.9 million of the retail segment increase. An additional $0.8 million of the increase was due to costs associated primarily with the consolidation of retail segment operations in Columbus, Ohio and legal fees of $0.3 million related to a lawsuit filed by us against a former owner of an acquired business accounted for the remaining retail segment increase. The wholesale segment accounted for $5.3 million of the increase due primarily to an increase in headcount during 2001 associated with completing the organizational changeover from APL Limited to Pacer since May 1999. In addition, during March 2001, we terminated a container and chassis maintenance agreement and brought that function in-house, which while increasing administrative labor costs, reduced repair and maintenance costs and provided for more control of the maintenance function.

   DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $6.7 million, or 57.8%, for 2001 compared to 2000. The retail segment including the 2000 acquisitions of GTS, RFI and Rail Van accounted for $6.5 million of the increase and the wholesale segment accounted for the remaining $0.2 million. Depreciation expense was $10.8 million and $6.9 million and goodwill amortization expense was $7.5 million and $4.7 million for 2001 and 2000, respectively. We adopted SFAS 142 on December 29, 2001. We will cease goodwill amortization beginning December 29, 2001.

   MERGER AND SEVERANCE. In December 2000, we recorded a charge of $7.7 million relating to the consolidation of retail segment operations resulting from the December 22, 2000 acquisition of Rail Van. The charge included $5.0 million for the severance of 99 employees from the Chicago, Memphis, Los Angeles and Walnut Creek offices and the termination of agency agreements. An additional $2.0 million covered lease costs through lease termination in 2006 for facilities no longer required, primarily in Walnut Creek and Memphis. The remaining $0.7 million of this charge was for the write-off of computer software under development. Through December 28, 2001, $2.8 million had been charged to the reserve for the severance of 80 employees and $1.8 million had been charged related to facilities and other. The severance plan will be completed by the end of 2003 as payments for senior management severance are spread over two years. We estimate that the cost savings associated with the plan were approximately $2.8 million in 2001 and will be approximately $6.0 million annually thereafter. Payments for this charge have been funded from cash from operations and borrowings under our revolving credit facility.

   During 2001, we recorded an additional charge of $1.6 million including $0.8 million for the severance of employees in the wholesale segment, $0.5 million for additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required and $0.3 million for the write-off of retail segment assets that have been abandoned. The 2001 charge was partially offset by the release of $1.2 million of remaining unused liability from the 2000 charge related to planned workforce reductions (employee and agencies) that are no longer needed due to employees/agents leaving prior to being terminated. We estimate that the costs savings associated with the 2001 additions to the plan was approximately $0.1 million in 2001 and will be approximately $0.2 million annually thereafter. Payments for this charge will be funded from cash from operations and, if necessary, borrowings under our revolving credit facility.

   OTHER. Other expenses in 2001 included $1.9 million in the retail segment for the write-off of agent balances due to an agent bankruptcy, $1.6 million for the write-off of IPO costs and $0.5 million in the wholesale segment for early termination costs associated with the termination of a chassis and container maintenance agreement.

   INCOME FROM OPERATIONS. Income from operations decreased $12.4 million, or 19.6%, from $63.4 million in 2000 to $51.0 million in 2001. The wholesale segment accounted for a $12.6 million decrease due primarily to the reduction in automotive shipments, the $1.4 million charge for container and chassis return costs required to downsize the container and chassis fleet, the increase in equipment costs associated with the expansion of the railcar fleet and the merger and severance charge. Retail segment income from operations increased by $1.8 million for 2001 compared to 2000. Income from operations for the 2000 acquisitions was approximately $7.5 million while the remaining retail operations decreased $5.7 million reflecting the economic downturn discussed above, the write-off of agent balances and the merger and severance charge. The write-off of IPO costs accounted for an additional $1.6 million of the decline in income from operations.

   INTEREST EXPENSE. Interest expense increased by $5.5 million, or 16.1%, for 2001 compared to 2000 due to the higher level of outstanding debt during 2001 partially offset by lower interest rates in 2001. We borrowed $68.2 million under the revolving credit facility and issued $40.0 million in new term loans to fund the acquisitions of GTS, RFI and Rail Van during 2000. Also during 2000, we borrowed $15.0 million from the revolving credit facility to fund the acquisition of Conex. Interest expense related to this borrowing is comparable in both periods.

   INCOME TAX EXPENSE. Income tax expense decreased $9.3 million in the 2001 period compared to the 2000 period due to lower pre-tax income in the 2001 period. The effective tax rate also declined from 44.0% in 2000 to 31.6% in 2001 due primarily to the effects of revisions to prior years' estimated liabilities.

   MINORITY INTEREST. Minority interest, which represents 7.5% paid-in-kind dividends on the Series B exchangeable preferred stock of Pacer Logistics, decreased by $0.8 million because the dividends ceased to accrue as of May 28, 2001. As a result, we have not recognized any minority interest expense since that date.

   NET INCOME. Net income decreased $7.8 million from $14.8 million in 2000 to $7.0 million in 2001. The decrease was due to the decreased income from operations associated with the economic downturn discussed above and increased interest expense associated with a higher level of outstanding debt in 2001. Partially offsetting the decrease were reduced income tax expense and minority interest charges.

FISCAL YEAR ENDED DECEMBER 29, 2000 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

   The following table sets forth our historical financial data for the fiscal years ended December 29, 2000 and December 31, 1999. An asterix indicates that retail segment data is not comparable because the 1999 amounts include only seven months of retail segment data (since acquisition on May 28, 1999) and do not include Conex data acquired January 13, 2000, GTS data acquired August 31, 2000, RFI data acquired October 31, 2000 or Rail Van data acquired December 22, 2000.

                FINANCIAL DATA COMPARISON BY REPORTABLE SEGMENT

          FISCAL YEARS ENDED DECEMBER 29, 2000 AND DECEMBER 31, 1999
                                 (IN MILLIONS)

                                                2000     1999   CHANGE  % CHANGE
                                              --------  ------  ------  --------
Gross revenues
   Wholesale................................. $  814.7  $713.2  $101.5    14.2%
   Retail....................................    503.9   233.2   270.7       *
   Inter-segment elimination.................    (37.3)  (18.7)  (18.6)      *
                                              --------  ------  ------   -----
       Total.................................  1,281.3   927.7   353.6    38.1
Cost of purchased transportation and services
   Wholesale.................................    631.5   559.1    72.4    12.9
   Retail....................................    411.4   195.0   216.4       *
   Inter-segment elimination.................    (37.3)  (18.7)  (18.6)      *
                                              --------  ------  ------   -----
       Total.................................  1,005.6   735.4   270.2    36.7
Net revenues
   Wholesale.................................    183.2   154.1    29.1    18.9
   Retail....................................     92.5    38.2    54.3       *
                                              --------  ------  ------   -----
       Total.................................    275.7   192.3    83.4    43.4
Direct operating expenses
   Wholesale.................................     90.4    76.8    13.6    17.7
   Retail....................................       --      --      --      --
                                              --------  ------  ------   -----
       Total.................................     90.4    76.8    13.6    17.7
Selling, general & administrative expenses
   Wholesale.................................     37.7    32.4     5.3    16.4
   Retail....................................     64.9    26.5    38.4       *
                                              --------  ------  ------   -----
       Total.................................    102.6    58.9    43.7    74.2
Depreciation and amortization
   Wholesale.................................      5.4     6.0    (0.6)  (10.0)
   Retail....................................      6.2     2.6     3.6       *
                                              --------  ------  ------   -----
       Total.................................     11.6     8.6     3.0    34.9
Merger and severance
   Wholesale.................................       --      --      --      --
   Retail....................................      7.7      --     7.7       *
                                              --------  ------  ------   -----
       Total.................................      7.7      --     7.7       *
Income from operations
   Wholesale.................................     49.7    38.9    10.8    27.8
   Retail....................................     13.7     9.1     4.6       *
                                              --------  ------  ------   -----
       Total.................................     63.4    48.0    15.4    32.1
Interest expense, net........................     34.1    18.6    15.5       *
Income tax expense...........................     12.9    11.7     1.2    10.3
Minority interest............................      1.6     1.1     0.5       *
                                              --------  ------  ------   -----
Net income................................... $   14.8  $ 16.6  $ (1.8)  (10.8)%
                                              ========  ======  ======   =====

--------
*  Not comparable

   GROSS REVENUES. Gross revenues increased $353.6 million, or 38.1%, for the fiscal year ended December 29, 2000 compared to the fiscal year ended December 31, 1999. Approximately $168.9 million, or 47.8%, of the increase was due to the acquisition of Pacer Logistics (excluding the four 2000 acquisitions) and $101.8 million, or 28.8%, of the increase was due to the four 2000 acquisitions. The wholesale segment increase of $101.5 million was due primarily to an $87.1 million, or 13.0%, increase in freight revenues driven by an overall container volume increase of 83,071 containers or 13.1%. The volume increase was due to increased customer demand coupled with the addition of 1,500 53-foot containers during the fourth quarter of 1999 and 3,125 containers during 2000. This volume increase was partially offset by a 0.1% reduction in the average freight revenue per container resulting primarily from mix changes. A 3% fuel surcharge implemented on domestic traffic during the second quarter of 2000 to defray rail fuel cost increases mitigated the revenue per container reduction. Automotive and international volumes continued strong for 2000 exceeding 1999 volumes by 40% and 28%, respectively. Other wholesale segment revenues increased approximately $16.0 million due primarily to increased railcar rental income, increased container per diem revenue and the management fees associated with the 1999 Stacktrain Services Agreement with APL Limited entered into effective May 28, 1999. The railcar rental increase in 2000 resulted from the registration and marking of our rail cars for participation in the Association of American Railroad interchange rules and income collection procedures which allowed us to collect rail car rental income without entering into separate agreements with each user. The increased container per diem revenue was generated by the additional containers received in the fourth quarter of 1999 and during 2000 coupled with higher traffic volumes. The overall revenue increase was partially offset by a $1.6 million reduction in repositioning revenues due to shippers reloading containers in the westbound direction rather than paying us to move empty containers westbound.

   NET REVENUES. Net revenues increased $83.4 million, or 43.4%, for 2000 compared to 1999. The acquisition of Pacer Logistics (excluding the four 2000 acquisitions) accounted for $33.4 million, or 40.0%, of the increase, the four 2000 acquisitions accounted for $20.9 million, or 25.1%, of the increase and the wholesale segment accounted for the remaining $29.1 million of the increase. The wholesale segment's cost of purchased transportation increased $72.4 million, or 12.9%, on container volume increases of 13.1% discussed above. The wholesale segment gross margin increased to 22.5% in 2000 from 21.6% in 1999 due primarily to increased railcar rental income, increased rail volume incentives and improved train blocking and loading procedures implemented as a result of the Intermodal Transportation Agreement with CSX Intermodal, Inc. entered into effective January 1, 2000, which reduced costs. These gross margin improvements were partially offset by the significant traffic increase in the lower yielding international business line.

   DIRECT OPERATING EXPENSES. Direct operating expenses, which are only incurred by the wholesale segment, increased $13.6 million, or 17.7%, in 2000 compared to 1999. The increase was due to increased equipment lease and maintenance expenses of approximately $14.3 million as a result of the expansion of the fleet of containers and chassis including a fourth quarter charge of $4.4 million related to a formerly outsourced equipment repair function that failed to perform and has subsequently been brought in-house.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $43.7 million, or 74.2%, in 2000 compared to 1999. The retail segment (excluding the four 2000 acquisitions) accounted for $25.7 million, or 58.8%, of the increase, the four 2000 acquisitions accounted for an additional $12.7 million, or 29.1%, of the increase and the wholesale segment accounted for $5.3 million, or 12.1%, of the increase. The increase in wholesale segment costs was due primarily to higher information technology costs provided under contract with APL Limited as well as increased headcount since 1999 associated with completing the organizational changeover from APL Limited since May 1999.

   DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $3.0 million, or 34.9%, for 2000 compared to 1999. The retail segment, including $1.5 million related to the four 2000 acquisitions, accounted for $3.6 million of the increase in this category. The wholesale segment decrease of $0.6 million was due primarily to reduced depreciation expense associated with the sale and leaseback of 199 railcars on May 28, 1999. Depreciation expense was $6.9 million and $6.2 million and amortization expense was $4.7 million and

$2.4 million for 2000 and 1999, respectively. The increase in amortization was due to the amortization of goodwill associated with the acquisition of Pacer Logistics on May 28, 1999 as well as the 2000 acquisitions.

   MERGER AND SEVERANCE. In December 2000, we recorded a charge of $7.7 million relating to the consolidation of retail segment operations resulting from the December 22, 2000 acquisition of Rail Van. The charge included $5.0 million for the severance of 99 employees from the Chicago, Memphis, Los Angeles and Walnut Creek offices and the termination of agency agreements. An additional $2.0 million covered lease costs through lease termination in 2006 for facilities no longer required, primarily in Walnut Creek and Memphis. Employee terminations and agency closures will be phased-in and completed during 2002. The remaining $0.7 million of this charge was for the write-off of computer software under development. Payments for this charge were funded from cash from operations and, if necessary, borrowings under our revolving credit facility.

   INCOME FROM OPERATIONS. Income from operations increased $15.4 million, or 32.1%, from $48.0 million in 1999 to $63.4 million in 2000. The retail segment (excluding the four 2000 acquisitions and the merger and severance charge) accounted for $5.6 million, or 36.4%, of the increase and the four 2000 acquisitions accounted for $6.7 million, or 43.5%, of the increase. The retail segment merger and severance charge of $7.7 million partially offset the retail segment increase over 1999. The wholesale segment accounted for $10.8 million, or 70.1%, of the increase due primarily to the 13.1% increase in traffic volume coupled with higher rail car rental income as discussed above.

   INTEREST EXPENSE, NET. Interest expense, net increased by $15.5 million from $18.6 million in 1999 to $34.1 million in 2000. Interest expense, net in 1999 reflects only seven months of interest on our $150.0 million of senior subordinated notes and borrowings of $135.0 million under the term loan portion of the credit agreement on May 28, 1999 to fund our recapitalization and the acquisition of Pacer Logistics. In addition, during 2000 we borrowed $83.2 million under the revolving credit facility to fund the acquisitions of Rail Van, RFI, GTS and Conex. We also issued $40.0 million in new term loans to fund the Rail Van acquisition and issued a $5.0 million 8% subordinated note to Conex shareholders to fund the acquisition of Conex assets. Amounts for 1999 were restated to reflect an adjustment to the inter-segment interest calculation between the wholesale and retail segments which favorably impacted the wholesale segment and adversely impacted the retail segment but had no impact on consolidated results.

   INCOME TAX EXPENSE. Income tax expense increased by $1.2 million from $11.7 million in 1999 to $12.9 million in 2000. The effective tax rate for 2000 was 44.0% compared to 39.8% for 1999 due primarily to the non-deductibility for tax purposes of goodwill amortization associated with the acquisitions of Pacer Logistics on May 28, 1999, GTS on August 31, 2000 and RFI on October 31, 2000.

   NET INCOME. Net income decreased $1.8 million, or 10.8%, from $16.6 million in 1999 to $14.8 million in 2000. The merger and severance charge accounted for an estimated $4.3 million of the after-tax decrease. The retail segment, including the four 2000 acquisitions but excluding the merger and severance charge, accounted for a $5.1 million increase in net income while the wholesale segment accounted for a decrease of $2.1 million and minority interest costs (accrued paid-in-kind dividends on the exchangeable preferred stock of the retail segment) accounted for the remaining $0.5 million decrease in net income. The wholesale segment decrease was due primarily to increased interest expense on the financing for the recapitalization and acquisition of Pacer Logistics partially offset by improved operating income for 2000 as a result of increased container volumes.

LIQUIDITY AND CAPITAL RESOURCES

   Cash generated by operating activities was $5.2 million and $9.6 million for the 2002 quarter and 2001 quarter, respectively. The decrease in cash provided by operating activities was due to a reduction in accounts payable partially offset by lower accounts receivable and improved income from operations. The lower accounts receivable resulted from improved collection efforts and the lower accounts payable resulted from improved payables processing, both associated with the consolidation of our retail segment operations in Ohio. Decreased revenue and expense levels during the 2002 quarter resulting from the economic downturn also contributed to the lower levels of receivables and payables. In addition, we made merger and severance payments of $1.0 million and $0.7 million during the 2002 quarter and 2001 quarter, respectively. Cash generated from operating activities is typically used for working capital purposes, to fund capital expenditures and for acquisitions. We had working capital of $20.6 million at April 5, 2002 compared to $13.1 million at April 6, 2001. The increase in working capital is primarily due to the decrease in payables during 2002 as discussed above.

   Cash generated by operating activities was $21.8 million, $1.2 million and $20.8 million for the years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. The increase in cash provided by operating activities in 2001 was due primarily to the $11.1 million decrease in accounts receivable in 2001 compared to a $14.3 million increase in 2000. The 2001 accounts receivable reduction resulted primarily from improved collection efforts coupled with decreased revenue levels excluding the revenues associated with the 2000 acquisitions. In addition, we made merger and severance cash payments of $4.0 million in 2001 and paid acquisition fees and expenses of $2.8 million primarily for the acquisition of Rail Van. The decrease in cash provided by operating activities in 2000 compared to 1999 was due primarily to an increase in interest payments from $15.4 million in 1999 to $32.3 million in 2000 due to borrowings to finance the 2000 acquisitions. In April 2000 we transferred the processing of APL Limited's international traffic receivables and payables to APL Limited, which had previously been included in our balance sheet, resulting in a decrease in both accounts receivable and accounts payable of approximately $33.4 million. The transfer to APL Limited was facilitated by changes in computer software which were not previously available. We continue to handle APL Limited's international traffic under contract for a management fee. We had working capital of $20.1 million and $12.6 million at December 28, 2001 and December 29, 2000, respectively.

   Our operating cash flows are also the primary source for funding our contractual obligations. The table below summarizes our major commitments consisting of long-term debt, capital lease and operating lease requirements as of December 28, 2001 updated to reflect payments made during the 2002 quarter, on an actual basis and as adjusted to give effect to this offering and the application of the proceeds therefrom to repay indebtedness under our credit facility.

                DEBT AND LEASE OBLIGATION PAYMENT REQUIREMENTS
                                ($ IN MILLIONS)


                                   REMAINING IN FISCAL YEAR  FISCAL YEAR  FISCAL YEARS
                        TOTAL          2002         2003         2004      2005-2006     THEREAFTER
-                    ------------- ------------ ------------ ------------ ------------- -------------
                     BEFORE/AFTER  BEFORE/AFTER BEFORE/AFTER BEFORE/AFTER BEFORE/AFTER  BEFORE/AFTER
                       OFFERING      OFFERING     OFFERING     OFFERING     OFFERING      OFFERING
-                    ------------- ------------ ------------ ------------ ------------- -------------
Long-term debt...... $393.1/$258.5 $    0.9/--  $  6.8/$5.0  $   68.9/$-- $166.5/$103.5 $150.0/$150.0
Operating leases (1) $365.1/$365.1 $44.1/$44.1  $48.9/$48.9  $ 44.0/$44.0 $  69.9/$69.9 $158.2/$158.2
Capital leases...... $    0.3/$0.3 $  0.2/$0.2  $  0.1/$0.1       --           --            --
                     ------------- -----------  -----------  ------------ ------------- -------------
   Total:........... $758.5/$623.9 $45.2/$44.3  $55.8/$54.0  $112.9/$44.0 $236.4/$173.4 $308.2/$308.2
                     ============= ===========  ===========  ============ ============= =============

--------
(1) These amounts represent the aggregate operating lease expense that will be reflected in our statement of operations during these periods to the extent these operating leases remain outstanding.

   Our total long-term debt was incurred to finance our recapitalization, the acquisition of Pacer Logistics and the four 2000 acquisitions. There were no acquisitions in 2001. The majority of the operating lease requirements relate to our wholesale segment's lease of railcars, containers and chassis. We do not anticipate additional equipment leases during 2002 and have downsized our container and chassis fleet. In addition, each year a portion of the operating leases require renewal or can be terminated based upon equipment requirements. Partially offsetting these lease payment requirements are railcar and container per diem revenues which were $17.4 million in the 2002 quarter, $12.6 million in the first quarter of 2001, $52.5 million in 2001, $30.1 million in 2000 and $16.9 million in 1999.

   After giving effect to the repayment of borrowings under our revolving credit facility from the proceeds of this offering, based upon the current level of operations including the integration of the 2000 acquisitions and the anticipated future growth in both operating segments, management believes that operating cash flow and availability under the revolving credit facility will be adequate to meet our working capital, capital expenditure and other cash needs for at least the next two years, although no assurance can be given in this regard. Our largest customer generated $33.4 million, or 8.7%, of our gross revenues during the 2002 quarter and $128.1 million, or 7.7%, of our gross revenues in 2001. Loss of this customer, or others, could have an adverse impact on our results of operations and operating cash flows. In addition, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, our results of operations and operating cash flows could be adversely impacted.

   During 2001, we charged a total of $6.9 million to operating expense as described below. The charges included $1.9 million for the write-off of agent balances due to agent bankruptcy; $1.6 million for the write-off of IPO costs; $1.4 million for container and chassis return costs required as part of a program to downsize the container and chassis fleet; $0.4 million for additional merger and severance costs; $0.5 million for early termination costs associated with the termination of a container and chassis maintenance agreement; $0.8 million for costs associated primarily with the consolidation of retail segment operations in Columbus, Ohio; and $0.3 million for legal fees related to a civil lawsuit filed against the former owner of an acquired business.

   Cash flows used in investing activities were $1.4 million and $1.2 million for the 2002 quarter and 2001 quarter, respectively. The use of cash during both the 2002 and 2001 quarters was for capital expenditures primarily for the expansion of our retail segment computer system to handle all of our retail operations requirements and for the conversion from APL Limited's computer systems to a stand-alone capability for our wholesale segment.

   Cash flows used in investing activities were $14.4 million, $130.7 million and $74.0 million for 2001, 2000 and 1999, respectively. The use of cash in 2001 was due to capital expenditures of $7.2 million, of a planned total of approximately $10.0 million, for the conversion from APL Limited's computer systems to a stand-alone capability for our wholesale segment and $3.8 million for the expansion of the Rail Van computer systems to handle our retail segment operating requirements. An additional $3.6 million of capital expenditures was for computer replacement, furniture and fixtures and leasehold improvements. These amounts were partially offset by net proceeds of $0.2 million for the sale of property. The use of cash in 2000 was due primarily to purchase price and fees paid for acquiring Conex assets for $26.1 million, GTS for $15.3 million, RFI for $16.8 million and Rail Van for $67.4 million, partially offset by net proceeds of $0.4 million for the sale of retired wholesale and retail segment property. The use of cash in 1999 was due to the acquisition of the retail segment for $112.0 million, partially offset by the net proceeds of $39.6 million from the sale and leaseback of 199 railcars originally purchased in 1998 and by the net proceeds of $0.4 million from the sale of retail segment property. Capital expenditures of $5.5 million in 2000 and $2.0 million in 1999 were primarily for computer hardware and leasehold improvements to office space and warehouse facilities.

   Capital expenditures for the last three quarters of 2002 are budgeted at $4.0 million primarily for completion of the wholesale segment computer conversion and the expansion of the Rail Van computer systems to handle the retail segment requirements.

   Cash flows used in financing activities were $3.8 million and $8.4 million for the 2002 quarter and 2001 quarter, respectively. The use of cash during the 2002 quarter was for debt repayment, including $3.6 million repaid on the revolving credit facility, $0.8 million repaid on the $175.0 million term loans and $0.1 million repaid on capital lease obligations. During the 2001 quarter, $3.8 million was repaid on the revolving credit facility and $0.3 million was repaid on the $175.0 million term loans.


   Cash flows (used in) provided by financing activities were $(7.4) million, $117.3 million and $65.4 million for 2001, 2000 and 1999, respectively. The use of cash during 2001 was due to debt repayment. During 2001, we repaid $6.0 million under the revolving credit facility, $1.3 million of term loans and $0.2 million of capital lease obligations. Also during 2001, certain members of senior management exercised options to purchase 366,748 shares of our common stock for total proceeds of $0.1 million. The proceeds were used to repay the remaining portion of the notes payable to management that were part of the purchase price for Pacer Logistics acquired on May 28, 1999 and for general corporate purposes. In addition, certain members of senior management exercised options to purchase 27,498 shares of our preferred stock for total proceeds of $0.2 million. We repurchased and retired the preferred stock that arose from the exercise of the options.

   During 2000, we borrowed $83.2 million under the revolving credit facility and issued $39.4 million in new term loans (net of $0.6 million in loan fees) to acquire Conex assets, GTS, RFI and Rail Van. In connection with the January 13, 2000 acquisition of Conex assets, we also issued Conex shareholders an 8.0% subordinated note in the aggregate principal amount of $5.0 million due January 13, 2003 and issued 600,000 shares (valued at $6.0 million) of our common stock. In connection with the December 22, 2000 acquisition of Rail Van, we issued Rail Van shareholders 560,000 shares (valued in the aggregate at $7.0 million) of our common stock. Our management exercised options to purchase 682,746 shares of common stock for total proceeds of $0.9 million during 2000. The proceeds were used to repay notes payable to management which were part of the purchase price for the May 28, 1999 acquisition of Pacer Logistics and for general corporate purposes. We repaid $8.9 million of Rail Van debt assumed at acquisition, $6.4 million of the revolving credit facility, $1.3 million of term loans, $0.4 million of notes payable to management and $0.1 million of capital lease obligations during 2000.

   On May 28, 1999, in connection with our recapitalization and acquisition of the retail segment, proceeds of $104.4 million were received from the issuance of our common stock. We also borrowed $135.0 million under a term loan facility, issued $150.0 million of senior subordinated notes, borrowed $2.0 million under the $100.0 million revolving credit facility and issued $24.3 million of Pacer Logistics' exchangeable preferred stock. We paid $9.5 million of financing costs associated with these borrowings which are amortized over the life of the debt. The $2.0 million borrowed under the revolving credit facility was repaid in July 1999. These borrowings were partially offset by a distribution to APL Limited of $300.0 million and by fees paid in connection with the recapitalization of $11.7 million. In addition, $0.7 million of the term loan was repaid and $0.1 million was paid on capital lease obligations during 1999. In July 1999, we also redeemed $2.0 million of Pacer Logistics' exchangeable preferred stock. Prior to our recapitalization on May 28, 1999, any excess cash generated from or used for operating or investing activities was remitted to or received from APL Limited, the former parent, through participation in the cash management plan.

   The $150.0 million of senior subordinated notes, due in 2007, bear interest at 11 3/4% with interest due semi-annually at June 1 and December 1. The $135.0 million term loan due in 2006, and the $100.0 million revolving credit facility expiring in 2004, each bear interest at a variable rate based on, at our option, the Eurodollar rate or a base rate determined based on the federal funds rate, prime rate or certificate of deposit rate, plus in either case a margin ranging from 1.5% to 3% based on our leverage ratio. The margin increases or decreases by 0.25% for each change in our leverage ratio between
3.25 and 4.0, between 4.0 and 5.0, and greater than 5.0. At April 5, 2002, the interest rate on the revolving credit facility was 4.4% and the interest rate on the term loans was 4.9%. Voluntary prepayments and commitment reductions are generally permitted without premium or penalty. The credit facilities are generally guaranteed by all of our existing and future direct and indirect wholly-owned subsidiaries and are collateralized by liens on substantially all of our and our subsidiaries' properties and assets. At April 5, 2002, $170.9 million of term loans were outstanding and we had $25.9 million available under the revolving credit facility. The credit agreement contains restrictions and financial covenants such as an adjusted total leverage ratio and a consolidated interest coverage ratio. At April 5, 2002, we were in compliance with these covenants. On August 9, 1999, we entered into a first amendment to the credit agreement to increase the maximum amount that can be drawn under the revolving credit facility on the day of notification of borrowing to $10.0 million from $2.5 million. On January 7, 2000, we entered into a second amendment to the credit agreement to modify the definition of excess cash flow to allow for the acquisition of the Conex assets. On December 22, 2000, we entered into a third amendment to the credit agreement to provide for an additional term loan in the amount of $40.0 million which was borrowed to finance the acquisition of Rail Van as described below. On May 14, 2002, we entered into a fourth amendment to the credit agreement to permit in connection with this offering the exchange of the Pacer Logistics exchangeable preferred stock and the reorganization of Coyote Acquisition, LLC, our controlling shareholder.

   We entered into two interest rate swap agreements on April 11, 2001 with a combined notional amount of $100.0 million, which mature on October 11, 2002, to manage fluctuations in cash flows resulting from interest rate risk. These swap agreements effectively change the variable-rate cash flows on our debt obligations to fixed-rate cash flows. Under the terms of the interest rate swap agreements, we receive variable interest rate payments based on LIBOR and make fixed interest rate payments at 4.43%. Our average interest rate for amounts received during the 2002 quarter was approximately 1.9%.

   The wholesale segment took delivery of 1,500 new 53-foot containers and chassis financed through an operating lease in the fourth quarter of 1999. During 2000, to help meet current and projected growth, we received 4,156 leased containers and 3,425 leased chassis and returned 1,470 primarily 48-ft leased containers and 506 leased chassis. In addition, we retired 593 owned 48-ft containers. During 2001, we received 1,100 leased containers and 80 leased chassis and returned 2,278 primarily 48-ft leased containers and 1,629 leased chassis. The wholesale segment took delivery of 250 new 53-foot chassis financed through an operating lease and returned 47 48-foot and 121 53-foot chassis and 479 48-foot containers during the 2002 quarter.

   We entered into operating lease agreements for 1,300 railcars during 2000 and 2001 as described below. The long-term lease obligations associated with this equipment is reflected in the Debt and Lease Obligation Payment Requirements table above. All of the railcars have been received and we do not anticipate ordering any additional railcars during 2002.

  LEASE      LEASE    NO.   RECEIVED RECEIVED
  DATE       TERM   ORDERED IN 2000  IN 2001
---------   ------- ------- -------- --------
 9/1/2000   Monthly    200    200
10/4/2000   15 Yrs     250     85       165
   1/2/01    5 Yrs     250              250
  2/14/01   15 Yrs     100              100
  6/19/01   15 Yrs     250              250
  9/25/01    5 Yrs     250              250
                     -----    ---     -----
          Total      1,300    285     1,015
                     =====    ===     =====

   The two five-year term lease contracts have two additional five-year renewal options. All leases include change of control provisions, however these only apply if the new entity does not assume all of the obligations and when certain financial requirements are not met, such as, for example, the new entity maintaining a minimum net worth of $17.4 million or a Standard & Poor's credit rating of at least B+. If these requirements were not met, the lessor would have the right to retake the railcars and/or collect damages after disposal of the equipment, if necessary, to recover costs associated with the lease of the equipment.

   On December 22, 2000, pursuant to a stock purchase agreement, we acquired all of the capital stock of Rail Van, Inc. Rail Van provides truck brokerage, intermodal marketing and logistics services. The purchase price of $76.0 million included $4.0 million of acquisition costs, a cash payment to owners of $67.0 million, the issuance to Rail Van stockholders of 560,000 shares of our common stock (valued in the aggregate at $7.0 million) and a post-closing adjustment of $2.0 million refunded by the sellers based on Rail Van's results for 2000 through December 22. The acquisition was funded with a borrowing of $40.2 million under our revolving credit facility, $40.0 million in new term loans and the issuance of our common stock. Operating results of the acquisition are included in our retail segment from the date of acquisition. The acquisition resulted in $75.2 million of goodwill.

   On October 31, 2000, pursuant to a stock purchase agreement, we acquired all of the capital stock of RFI Group, Inc. RFI provides international freight forwarding and freight transportation services. The purchase price was $18.5 million including acquisition fees of $0.5 million, a net cash payment to owners of $16.4 million and a working capital adjustment of $1.6 million. A portion of the net cash payment was used to repay $5.2 million of indebtedness. The acquisition was funded by $18.0 million of borrowings under our revolving credit facility. In connection with the acquisition, former owners of RFI that continued as employees were granted 250,000 options to purchase our common stock, of which 160,000 have been cancelled. Operating results of the acquisition are included in our retail segment from the date of acquisition. The acquisition resulted in $17.4 million of goodwill. During 2001, we reviewed and increased the gross goodwill recorded for this acquisition by $0.3 million.

   On August 31, 2000, we acquired all of the capital stock of GTS Transportation Services, Inc. for $17.8 million including acquisition fees and expenses and a maximum earn-out amount of $2.2 million. The acquisition was funded by $10.0 million of borrowings under our revolving credit facility. GTS is a provider of transportation services, including logistics and truck brokerage in North America. In connection with the acquisition, former owners of GTS that continued as employees were granted 60,000 options to purchase our common stock, of which 30,000 have been cancelled. Operating results of the acquisition are included in our retail segment from the date of acquisition. The acquisition resulted in $21.2 million of goodwill. During 2001, we reviewed and decreased the gross goodwill recorded for this acquisition by $1.1 million as a result of the finalization of certain pre-acquisition contingencies.

   On January 13, 2000, pursuant to the terms of an asset purchase agreement, we acquired substantially all of the assets and assumed specified liabilities of Conex Global Logistics Services, Inc., MSL Transportation Group, Inc., and Jupiter Freight, Inc. (collectively "Conex"), a multipurpose provider of transportation services including intermodal marketing, local trucking and freight consolidation and handling. The purchase price of $37.4 million included acquisition fees of approximately $1.3 million, a cash payment to owners of $25.1 million, the issuance to Conex shareholders an 8.0% subordinated note in the aggregate principal amount of $5.0 million and the issuance to Conex shareholders of 600,000 shares (valued in the aggregate at $6.0 million) of common stock of Pacer International, Inc. We borrowed $15.0 million under the revolving credit facility to fund the acquisition. Operating results of the acquisition were included in our retail segment beginning January 1, 2000. The acquisition resulted in $32.0 million of goodwill. In 2001, we reviewed and increased the gross goodwill recorded for this acquisition by $0.1 million.

   On May 28, 1999, we acquired the common stock of Pacer Logistics, Inc., a privately-held third-party logistics provider. We paid $137.5 million in the acquisition which included acquisition fees of $2.9 million and assumed indebtedness of $62.6 million. We financed the acquisition with a portion of the proceeds from the senior subordinated notes and with funds under the credit facility. The acquisition resulted in goodwill of $123.1 million. During 2000, we reviewed and increased the gross goodwill recorded for the acquisition of Pacer Logistics by $2.9 million. In December 2000, we determined the deferred tax asset arising as a result of our four 2000 acquisitions. This entry increased gross goodwill by $2.8 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   The Financial Accounting Standards Board issued SFAS No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," in July, 2001. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We will adopt SFAS 143 in the 2003 fiscal year. We have not yet completed our analysis of the effect that this new standard will have on the results of operations; although we do not expect the implementation of this standard to have a significant effect on the results of operations or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Our market risk is affected primarily by changes in interest rates. Under our policies, we may use hedging techniques and derivative financial instruments to reduce the impact of adverse changes in market prices. The quantitative information presented below and the additional qualitative information presented in this management's discussion and analysis section and notes 1, 4 and 5 of the consolidated financial statements included in this prospectus describe significant aspects of our financial instrument programs which have a material market risk.

   We have market risk in interest rate exposure, primarily in the United States. We manage interest exposure through our mix of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposure when appropriate based on market conditions. For qualifying hedges, the interest differential of swaps is included in interest expense.

   Effective April 11, 2001, we entered into two interest rate swap agreements totaling a notional amount of $100.0 million, to manage fluctuations in cash flows resulting from interest rate risk. As of April 5, 2002, a liability of $1.3 million is included in accounts payable and accrued liabilities and offset in other accumulated comprehensive income (loss) which represents the fair market value of the swaps. The swaps terminate on October 11, 2002. Based upon the average variable interest rate debt outstanding during the 2002 quarter, a 1% change in our variable interest rates would effect our pre-tax earnings by approximately $2.4 million on an annual basis including the effects of the interest rate swap entered into on April 11, 2001. Based upon the average variable interest rate debt outstanding during 2001, a 1% change in our variable interest rates would have affected our 2001 pre-tax earnings by approximately $2.5 million. For 2000, a 1% change would have affected 2000 pre-tax earnings by approximately $1.9 million.

   As our foreign business expands, we will be subjected to greater foreign currency risk.

INFLATION

   We contract with railroads and independent truck operators for our transportation requirements. These third parties are responsible for providing their own diesel fuel. To the extent that increased fuel prices are passed along to us, we have historically passed these increases along to our customers. However, there is no guarantee that this will be possible in the future.

                                   BUSINESS

OVERVIEW

   We are a leading North American non-asset based logistics provider. Within North America, we are one of the largest truck brokers, and we are one of the largest intermodal marketing companies, which facilitate the movement of freight by trailer or container using two or more modes of transportation. With one of the largest ground-based networks in North America, we were responsible for approximately 25% of all U.S. intermodal rail container shipments in 2001 and we purchase over $1 billion of rail transportation annually. According to Armstrong & Associates, total expenditures managed by third-party logistics service providers in North America exceeded $60 billion in 2001 and grew at a compounded annual rate of approximately 15% between 1996 and 2001. We believe our size, geographic scope and comprehensive service offering provide us with distinct competitive advantages to capitalize on this growth trend. These advantages include: the ability to pass volume rate savings and economies of scale to our customers; a significant opportunity to cross-sell services to existing customers; the flexibility to tailor services to our customers' needs in rapidly changing freight markets; and the ability to provide more reliable and consistent services. Using our proprietary information systems, we provide logistics services to numerous Fortune 500 and multi-national companies, including Ford, General Electric, Heinz, Wal-Mart, ConAgra, Whirlpool, Union Pacific, Sony and CompUSA, which together represented 23% of our 2001 gross revenues, as well as numerous middle-market companies. We utilize a non-asset based strategy in which we seek to limit our investment in equipment and facilities and reduce working capital requirements through arrangements with transportation carriers and equipment providers. This strategy provides us with access to freight terminals and facilities and control over transportation-related equipment without owning assets.

   For the three months ended April 5, 2002, we generated gross revenues of $382.4 million, net revenues of $83.2 million, EBITDA of $18.3 million and net income of $3.7 million. In 2001, we generated gross revenues of $1.7 billion, net revenues of $331.3 million, EBITDA of $69.3 million and net income of $7.0 million. A critical component of our business is our management team which has an average of 25 years of experience in the logistics industry. We believe their knowledge, relationships and experience provide us with a significant competitive advantage.

BUSINESS STRATEGY

   We intend to increase our revenue and profitability by:

   .   CAPITALIZING ON STRONG LOGISTICS INDUSTRY TRENDS AND FUNDAMENTALS

       The highly fragmented logistics market is consolidating and rapidly growing. We believe we are well positioned to benefit from these trends as providers of single point to point or limited logistics offerings will find it increasingly difficult to compete. As transportation management becomes increasingly sophisticated and the cost effectiveness of outsourcing increases, we believe companies will continue to seek full service supply chain management from a single company like us. Manufacturers and retailers are facing increasingly complex supply chain management issues due to rapidly changing freight patterns, increased international trade and global sourcing, more prevalent just-in-time inventory systems, increasingly demanding customer fulfillment requirements and pressures to reduce costs. According to Armstrong & Associates, total expenditures managed by third-party logistics service providers in North America exceeded $60 billion in 2001 and have grown at a 15% compounded annual rate over the last five years. We believe that our established market position, longstanding relationships with rail and truck carriers and our broad package of services will enable us to benefit from the expected continued growth in outsourcing of logistics functions.

   . LEVERAGING OUR COMPREHENSIVE SERVICE PORTFOLIO ACROSS OUR EXISTING CUSTOMER BASE

       Total expenditures by our customers on third-party logistics providers is such that capturing only a few additional percentage points of their total logistics expenditures would result in considerable growth for us. We believe that we can leverage our portfolio of services, track record, relationships and understanding of our existing customers' businesses to capture additional freight volume and provide additional logistics services. While we estimate that only 11% of our customer base currently uses more than one of our services, we have been successful in cross-selling services to several customers in the past year. For example, two of our leading retail customers began to use our wholesale product to move freight more economically out of Mexico and as a lower cost alternative to trucking and several intermodal customers began to use our services for their local trucking needs. In addition, our wholesale segment represented only approximately 39% of our retail segment's intermodal marketing needs in 2001.


       We believe the unique combination of our wholesale and retail products and our ability to provide a comprehensive portfolio of services in rapidly changing freight markets provides us with competitive advantages by presenting significant opportunities for enhanced growth and operational synergies. We have dedicated a portion of our sales force to focus on selling additional services to our existing customers and have aligned our employee incentive program to encourage cross-selling. In addition, we have implemented new performance measurement tools to track on-time pick-up and delivery and claims management which allow our sales force to distinguish our high service reliability from our competitors.

   .   CONTINUING TO DRIVE OPERATIONAL EFFICIENCIES

       We initiated several new operating programs in 2001 that we believe will result in significant cost savings in the future. We have added a sales management function across our divisions to optimize profitability based on domestic freight flows. Within our wholesale segment, we have upgraded our process for collecting container use fees, transferred the management of the maintenance of our container and chassis fleet in house, dedicated a team to optimize container utilization and are in the process of installing an enterprise wide information technology system to replace an operating agreement with an outside party. In addition, we feel that there exists considerable opportunity for additional cost savings from our recently acquired businesses. In our retail segment, the consolidation of our rail and truck brokerage business on one system is expected to reduce system costs per transaction and promote operational efficiencies. We have also established formal management processes and measures to increase utilization of our internal trucking and wholesale businesses across our divisions.

   .   CONTINUING OUR NON-ASSET BASED LOGISTICS STRATEGY

       We will continue to utilize a non-asset based logistics strategy in which we limit our investment in equipment and facilities and reduce working capital requirements through contracts and operating arrangements with rail carriers, independent trucking operators and other contractors and leasing companies. In our retail business, third-party equipment owners and operators and railroads provide the actual transportation of freight that we arrange on behalf of our customers. Our wholesale business utilizes leased equipment. Approximately 60% of our containers and chassis can either be returned or the related lease terminated in less than one year. In addition, all of railcar equipment is associated with revenue generating arrangements. Our contracts provide us with access to freight terminals and facilities and control over transportation-related equipment without having to own them. As a non-asset based logistics provider, we can focus on optimizing the transportation solution for our customers. We will continue to leverage our scale and our experience in managing large fleets of equipment owned by others to obtain favorable contract rates.

       This strategy allows us to maintain a high level of operating flexibility and expand operations or introduce new products without having to invest a significant amount of capital. Also, by maintaining a cost structure that is highly variable in nature, we are able to respond quickly to changing market and economic conditions by adjusting the size of our operating fleet. Over the past two years, we generated average annual EBITDA of $72.2 million per year while our maintenance capital expenditures have averaged approximately $3 million per year.

   .   PURSUING OPPORTUNITIES FOR ADDITIONAL GROWTH

       In addition to capitalizing on industry growth trends and leveraging our existing service portfolio across our current customer base, we intend to grow our business by expanding our customer base and internally and externally developed services.

          Expanding our customer base--We believe that we will be able to leverage our size, breadth of service offerings and reputation to attract as new customers both companies that currently buy logistics services from our competitors as well as companies that are not currently using a third-party logistics provider. We believe that many companies will be attracted to an opportunity to shift to a single full-service logistics provider like us. We target customers by industry or key end-markets, such as retail, food and beverage, consumer durables, chemicals, automotive and forest products. This enables us to take advantage of our expertise in specific markets as well as target freight which is best suited for our service offerings.

          Expanding product offerings--In order to handle our customers' diverse logistics requirements, we intend to continue to increase our range of service offerings. Because we focus on providing customized solutions, we frequently assist customers in developing new processes and solving problems and have expanded our product portfolio and geographic reach in response to our customers' needs. In addition to organic new product development, through strategic acquisitions we have successfully added rail-related logistics services, truck brokerage, freight handling and international freight forwarding to our service portfolio and expanded the geographic coverage of our intermodal marketing capabilities. We believe that as the logistics market continues to consolidate, providers of a single point to point or limited logistics offering will find it increasingly difficult to compete which may increase the number of attractive acquisition opportunities. We intend to continue to invest in building our comprehensive portfolio of logistics services and geographic coverage internally or through opportunistic and accretive acquisitions to take advantage of growth opportunities. Areas in which we may seek to expand our product offerings include domestic and international air freight forwarding, international ocean freight forwarding, and international freight consolidation and handling. Through these new service offerings, we would expand our geographic coverage, particularly in Asia and between Europe and Asia where we currently have only limited service offerings.

THE LOGISTICS INDUSTRY

   OVERVIEW

   The domestic logistics market includes the transport of goods made and consumed domestically, the domestic portion of the transport of international freight and the supply of logistics services such as warehousing and logistics administration. According to Cass Information Systems, the total domestic logistics market, including freight transportation and carrying costs, in 2000, the last year for which information is currently available, exceeded $1 trillion, representing over 10% of the U.S. economy measured as a percentage of 2000 gross domestic product. Providers of freight transportation services include private shippers who manage the transportation of their own freight, for-hire service providers such as over-the-road trucking companies and third-party transportation and logistics companies such as intermodal marketing companies. The bases of competition in the freight transportation segment of the industry are primarily cost, delivery time, reliability and precision of delivery and pick-up, as well as freight-specific requirements such as handling and temperature control.

   Transportation modes include rail, highway, water, air and pipeline transportation. According to the American Trucking Association, the total domestic transportation market in 2001 was $698.8 billion, with ground transportation, comprised of highway and rail, the largest component, totaling $652.3 billion in 2001. Transportation service offerings that utilize multiple modes of transportation are commonly known as intermodal.

   The logistics market also includes several types of intermediary firms that facilitate the movement of freight by providing services such as logistics administration, warehousing and intermodal marketing. Intermodal

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marketing companies sell intermodal service to shippers while buying space on intermodal rail trains. These companies provide a link between intermodal rail service providers and a significant number of shippers and often provide additional transportation and logistical services such as consolidation and warehousing.

   Manufacturers and retailers are facing increasingly complex supply chain management issues due to rapidly changing freight patterns, increased world trade and global sourcing, more prevalent just-in-time inventory systems, increasingly demanding customer fulfillment requirements and pressures to reduce costs. Growth within the third-party logistics industry is being driven by the continuing trend of companies outsourcing their transportation and logistics needs in order to focus on their core businesses and achieve the cost savings third-party logistics providers can provide through improved efficiency, lower inventory requirements, volume rate savings and other economies of scale.

   The U.S. market for third-party logistics services is highly fragmented; however, we believe there is increased pressure on smaller companies to consolidate given the size and scope of benefits that larger third-party logistics companies can provide. As transportation management continues to become increasingly sophisticated, and the cost effectiveness of outsourcing increases, we believe companies will continue to seek full service supply chain management support from a single company, like us, that can manage their multiple transportation requirements.

   THIRD-PARTY LOGISTICS SERVICES

   Logistics services is the management and transportation of materials and inventory throughout the supply chain. The third-party logistics services business has been bolstered in recent years by the competitiveness of the global economy, which causes shippers to focus on reducing handling costs, operating with lower inventories and shortening inventory transit times. According to Armstrong & Associates, the third-party logistics services sector of the domestic logistics market was approximately $61 billion in 2001 and grew at a compounded annual rate of approximately 15% between 1996 and 2001. Using a network of transportation, handling and storage providers in multiple transportation modes, third-party logistics services companies seek to improve their customers' operating efficiency by reducing their inventory levels and related handling costs. Many third-party logistics service providers are non-asset-based, primarily utilizing physical assets owned by others in multiple transport modes. The third-party logistics services business increasingly relies upon advanced information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions. This trend favors the larger, more professionally managed companies that have the resources to support a sophisticated information technology infrastructure.

   INTERMODAL/STACKTRAIN

   Rail transportation is the primary mode for the movement of intermodal freight with motor carriers typically providing transportation at the points of origin and destination. Intermodal transportation addresses some of the problems of traditional rail service because the use of multiple modes of transit allows for "door-to-door" transportation in a competitive manner. According to the ATA, the intermodal rail market comprised approximately $6.7 billion, or 1.0%, of total domestic freight transportation costs in 2001. According to the Association of American Railroads, from 1991 to 2001, U.S. railroad intermodal traffic increased at a compound annual rate of approximately 6% while overall rail traffic grew only approximately 3% compounded annually.

   According to the ATA, in 2001, approximately $6.7 billion, or 16%, of railroads' total revenues were generated from intermodal shipments. As intermodal transportation has increased as a percentage of railroad revenues and volume, railroads have made significant capital expenditures upgrading track and equipment to increase the efficiency of intermodal service. Cost reduction and improved technology are expected to yield improved process management, asset utilization and service quality and reliability. We anticipate that these improvements will be passed through to intermodal service. In addition, the increased spending on railroad infrastructure is expected to further improve the ability of intermodal rail transport to compete with motor carriers.

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   Intermodal transportation has benefited from the introduction of stacktrain service, consisting of the movement of cargo containers stacked two high on special rail cars. Stacktrain service significantly improves the efficiency of intermodal transportation by increasing capacity at low incremental cost without sacrificing quality of service.

   According to S&P, in the intermodal sector, railroads and shippers rely on intermodal marketing companies which currently handle approximately two-thirds of all intermodal shipments. An intermodal marketing company arranges intermodal transportation for global, national and regional retailers and manufacturers. The intermodal marketing industry originated because railroads chose not to invest in the infrastructure and resources needed to market their intermodal services. Intermodal marketing companies pass on the economies of scale attributable to volume purchasing arrangements to shippers and provide shippers access to large equipment pools. In addition, intermodal marketing companies generally have superior information systems and can take full responsibility for shipments that may move among numerous railroads or truckers while in transit.

   TRUCKING

   According to the ATA, the trucking segment of the transportation industry generated revenues of $610.2 billion in 2001, or 87.3% of total domestic freight transportation costs. The trucking market is comprised of private and for-hire fleets, handling either truckload or less-than-truckload shipments over various lengths of haul. Relative advantages of trucking versus other modes include flexibility of pickup, route, and delivery as well as relatively rapid delivery cycles. Trucking is often at a cost disadvantage versus other modes of transportation, such as rail, due to capacity limitations and high variable costs related to fuel and labor. However, trucking is often advantageous for shorter lengths of haul. Private fleets operated by shippers represent the largest sector of the non-local trucking industry, but has been losing market share to for-hire carriers since deregulation of the industry began in 1980. Shippers' increased focus on cost reduction and core competencies has led to an accelerated rate of growth of the for-hire trucking sector.

   The trucking industry is divided into the truckload and less-than-truckload sectors, both of which are highly fragmented. The truckload sector is composed primarily of specialized carriers operating in markets defined by the length of haul and the type of equipment utilized. According to the ATA, excluding private fleets, revenues in the truckload segment were $273.9 billion in 2001. A majority of the trucking services we provide are truckload services. Less-than-truckload carriers specialize in consolidating smaller shipments into truckload quantities for transportation across regional and national networks. Many less-than-truckload carriers have high fixed costs due to investments in infrastructure. Other less-than-truckload carriers utilize the fixed facilities of others and provide specialized outsourced services. According to the ATA, the less-than-truckload market generated $62.7 billion of revenues in 2001. We derive only a small portion of our revenues from less-than-truckload freight.

   Other elements of the trucking industry include truck brokerage and the use of independent contractors to provide services. Truck brokerage involves the outsourced arrangement of trucking services by a third-party with a licensed carrier on behalf of a shipper. Truck brokerage allows the provider to offer trucking services without actually having dedicated capacity. The use of independent contractors generally facilitates a low investment in transportation equipment and increased flexibility.

   RAILROADS

   According to the ATA, the railroad industry generated revenues of $35.4 billion in 2001, or 5.1% of the total domestic freight transportation market excluding logistics services. The major participants in the rail market are Union Pacific ($10.8 billion of 2001 revenues), Burlington Northern Santa Fe ($9.2 billion), CSX Transportation ($6.1 billion) and Norfolk Southern ($6.2 billion). Rail transportation is particularly competitive for moving freight over long distances, due to its high capacity per shipment and low variable labor and fuel requirements per ton/mile. Rail service generally offers less flexibility relative to trucking because it is limited in its origin and destination points. The railroad industry has been characterized in recent years by several mergers, including Burlington Northern and Santa Fe in 1995, Union Pacific and Southern Pacific in 1996 and most recently, the division of Conrail between CSX and Norfolk Southern which was completed in June 1999.

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Integration problems have contributed to rail service disruptions following certain of the mergers. For example, following the Union Pacific/Southern Pacific merger, labor shortages and delayed integration of the companies' information systems contributed to misrouted and lost freight cars as well as general service delays. In addition, the Conrail/CSX/Norfolk Southern transaction has resulted in some service disruptions in markets formerly served by Conrail. Despite these difficulties, the railroad mergers have generally contributed to cost savings in the industry by cutting employment, and the railroads are expected to return to historical service levels as the integration problems are resolved. In addition, railroads have reduced their costs through increased utilization of new technology and outsourcing.

   FREIGHT HANDLING, CONSOLIDATION AND STORAGE

   Because of the complexity of freight patterns and the need to optimize multi-modal routes, the handling and storage of freight on behalf of the shipper is often required during the transportation process. Certain of these services involve freight consolidation and deconsolidation, in which freight is unloaded, temporarily stored in warehouses or on cross-docks, and then re-loaded for further shipment. An example of such a service category in which we compete involves the unloading of imported container freight on the West coast and the reconsolidation of the freight into new shipments for domestic redistribution.

   INTERNATIONAL FREIGHT FORWARDING

   International freight forwarding includes airfreight forwarding, ocean freight forwarding and customs brokerage. In airfreight forwarding, an indirect air carrier procures shipments from a large number of customers, consolidates shipments bound for a particular destination from a common place of origin, determines the routing over which the consolidated shipment will move and purchases cargo space from airlines on a volume basis. In addition, air freight forwarders may secure space on an airline in the spot market, based upon the immediate volume needs of the customer. In ocean freight forwarding, an indirect ocean carrier or non-vessel operating common carrier contracts with ocean shipping lines to obtain transportation for a fixed number of containers between various points in a specified time period at an agreed upon rate. Customs brokerage requires knowledge of complex tariff laws and customs regulation in each country in which freight is transported. A customs broker prepares and files all documentation required to clear customs, pays and collects freight charges and deposits import duties with the appropriate foreign and domestic governmental authorities. A customs broker may also provide for the posting of surety bonds, bonded warehousing, assistance in obtaining the most appropriate commodity classification, duty reduction and duty drawback programs (which involve obtaining refunds of duties or taxes when goods or materials are exported out of a region after previously being imported into that region). We provide ocean freight forwarding, customs brokerage services and air freight forwarding services.

OUR SERVICE OFFERINGS

   We believe we are the third largest non-asset based logistics provider in North America based on revenues. We provide our logistics services from two operating segments, our retail segment which provides services principally to end-user customers and our wholesale segment which provides services principally to transportation intermediaries and international shipping companies. We believe the unique combination of our wholesale and retail product and our ability to provide a comprehensive portfolio of services in rapidly changing freight markets provides us with competitive advantages by presenting significant opportunities for enhanced growth and operational synergies. For example, from 2000 to 2001, revenues generated by our wholesale segment and originated by our retail segment increased from approximately $37 million to $91 million. See note 10 to the consolidated financial statements for the financial results by segment.

RETAIL SERVICES

   INTERMODAL MARKETING

   We believe we are the third largest intermodal marketing company in North America based on revenues. We arrange for and optimize the movement of our customers' freight in containers and trailers throughout North

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America utilizing truck and rail transportation. Typically, we arrange for a full container or trailer load shipment to be picked up at origin by truck and transported a distance of less than 100 miles to a site for loading onto a train. The shipment is then transported via railroad (using either our wholesale services or rail carriers directly) several hundred miles to a site for unloading from the train in the vicinity of the final destination. After the shipment has been unloaded from the train and is available for pick-up, we arrange for the shipment to be transported by truck to the final destination. In addition, we provide customized electronic tracking and analysis of charges, negotiate rail, truck and intermodal rates, determine the optimal routes, track and monitor shipments in transit, consolidate billing, handle claims of freight loss or damage on behalf of our customers and manage the handling, consolidation and storage of freight throughout the process. We provide the majority of these services through a network of agents and independent trucking contractors, as well as through our own trucking services. Our intermodal marketing operations are based in Los Angeles and Livermore (California), East Rutherford (New Jersey), Memphis (Tennessee), Chicago (Illinois) and Columbus (Ohio). Our experienced transportation personnel are responsible for operations, customer service, marketing, management information systems and our relationships with the rail carriers.

   Through our intermodal marketing operations, we assist the railroads and our wholesale operation in balancing freight originating in or destined to particular service areas, resulting in improved asset utilization. In addition, we serve our customers by passing on economies of scale that we achieve as a volume buyer from railroads, stacktrain operators, trucking companies and other third-party transportation providers, providing access to large equipment pools and streamlining the paperwork and logistics of an intermodal move. We believe that the combination of our wholesale operations with our intermodal marketing services enables us to provide enhanced service to our customers and the opportunity for increased profitability and growth.

   TRUCK BROKERAGE AND SERVICES

   We believe we are the second largest truck broker in North America based on revenues. We provide truck brokerage services throughout North America through our customer service centers in Los Angeles (California), Dallas (Texas), Chicago (Illinois), East Rutherford (New Jersey) and Columbus (Ohio). We arrange the movement of freight in containers or trailers by truck using a network of over 5,000 independent trucking contractors. We manage all aspects of these services for our customers, including selecting qualified carriers, negotiating rates, tracking shipments, billing and resolving difficulties. Our nationwide network of approved independent carriers provides service to virtually any North American destination. Through this network, we are able to manage our customers' needs for multiple modes of transportation using trucking services as a component. Through our contractual arrangements, we take advantage of the opportunities provided by long haul national carriers, short haul regional carriers, private fleets and dedicated fleets. By utilizing our aggregate volumes to negotiate rates, we are able to provide high quality service at attractive prices.

   Our truckload operations consist of flatbed and specialized heavy-haul trucking services, as well as full-load, regional and local trucking services. Our capital investment is limited. We contract with independent trucking contractors who in the aggregate own and operate a fleet of more than 725 vehicles equipped with flatbed and specialized trailers.

   We maintain local trucking operations in Los Angeles, Oakland, and San Diego (California), Houston and Dallas (Texas), Jacksonville (Florida), Chicago (Illinois), Memphis (Tennessee), Kansas City (Kansas), Baltimore (Maryland), Seattle (Washington) and Atlanta (Georgia). We contract with independent contractors who control more than 675 trucks. We also maintain interchange agreements with many major steamship lines, railroads and stacktrain operators. This network allows us to supply the local transportation requirements of shippers, ocean carriers and freight forwarders across the country.

   We believe that our ability to provide a range of trucking services creates a competitive advantage as companies increasingly seek to outsource to those service providers which can manage multiple transportation requirements over a broad geographic area.

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   INTERNATIONAL FREIGHT FORWARDING SERVICES

   As an international freight forwarder, we typically provide freight forwarding services which involve transportation of freight into or out of the United States. As an indirect ocean carrier or non-vessel operating common carrier and a customs broker, we manage international shipping for our customers and provide or connect them with the range of services necessary to run a global business. We also provide air freight forwarding services, as an indirect air carrier. Our international product offerings serve more than 1,000 clients internationally through 17 offices and over 100 agents worldwide.

   As an indirect ocean carrier or non-vessel operating common carrier, we arrange for the transportation our customers' freight by contracting with the actual vessel operator to obtain transportation for a fixed number of containers between various points during a specified time period at an agreed wholesale discounted volume rate. We then are able to charge our customers rates lower than the rates they could obtain from actual vessel operators for similar type shipments. We consolidate the freight bound for a particular destination from a common shipping point, prepare all required shipping documents, arrange for any inland transportation, deliver the freight to the vessel operator and provide shipment to the final destination. At the destination port, we, or our agent, effect delivery of the freight to the receivers of the goods, which may include custom clearance and inland freight transportation to the final destination.

   As a customs broker, we are licensed by the U.S. Customs Service to act on behalf of importers in handling custom formalities and other details critical to exporting and importing of goods. We prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for the payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and assist with qualifying for duty drawback refunds. We provide customs brokerage services in connection with many of the shipments which we handle as an ocean freight forwarder or non-vessel operating common carrier, as well as shipments arranged by other freight forwarders, non-vessel operating common carriers or vessel operating common carriers.

   SUPPLY CHAIN MANAGEMENT

   We leverage the information from our advanced information system to provide consulting and supply chain management services to our customers. These specialized services allow our customers to realize cost savings and concentrate on their core competencies by outsourcing to us the management and transportation of their materials and inventory throughout their supply chains and distribution of finished goods to the end user. We provide infrastructure and equipment, integrated with our customers' existing systems, to handle distribution planning, just-in-time delivery and automated ordering. We also provide and manage warehouses, distribution centers and other facilities for them. We can manage all aspects of the supply chain from inbound sourcing and delivery logistics through outbound shipment, handling, consolidation, deconsolidation, distribution, and just-in-time delivery of end products to our customers' customers. In addition, we consult on identifying bottlenecks and inefficiencies and eliminating them by analyzing freight patterns and costs, optimizing distribution and warehouse locations, and analyzing/developing internal policies and procedures.

   FREIGHT CONSOLIDATION & HANDLING

   Because of the complexity of freight patterns and the need to use multiple types of transportation, the handling and storage of freight on behalf of the shipper is often required during the transportation process. Our retail operation focuses on providing customers with specially designed transportation packages which fit their specific shipment patterns and transportation and inventory needs. Additionally, we have designed service packages intended to reduce our customers' handling requirements and improve inventory efficiency. Some of the more common freight handling services we provide include the transfer of freight from international containers to rail-based or truck containers (transloading), repackaging merchandise from various shipments for distribution to multiple customer sites (consolidation/deconsolidation) and warehousing. These services are primarily offered on the West coast where the majority of U.S. container freight originates.

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WHOLESALE SERVICES

   INTERMODAL RAIL SERVICES

   Intermodal transportation is the movement of freight via trailer or container using two or more modes of transportation which nearly always include a rail and truck segment. Our use of the stacktrain method, consisting of the movement of cargo containers stacked two high on special railcars, significantly improves the efficiency of our service by increasing capacity at low incremental cost without sacrificing quality of service. We are the largest non-railroad provider of intermodal rail service in North America. We sell intermodal service primarily to intermodal marketing companies, large automotive intermediaries, international shipping companies as well as to our own internal intermodal marketing company. We compete primarily with rail carriers offering intermodal service and indirectly with over-the-road full truckload carriers.

   Given our significant intermodal rail market share, we have developed close working relationships with the railroads. Through long-term contracts and other operating arrangements with railroads, including Union Pacific Railroad, CSX, Canadian National Railroad and the two largest railroads in Mexico, we have access to a 50,000-mile North American rail network serving most major population and commercial centers in the United States, Canada and Mexico. These contracts provide for, among other things, competitive rates, minimum service standards, capacity assurances, priority handling and the utilization of nationwide terminal facilities.

   We maintain an extensive fleet of doublestack railcars, containers and chassis, substantially all of which are leased. As of April 5, 2002, our equipment consisted of 1,854 doublestack railcars, 21,854 containers and 25,526 chassis, which are steel frames with rubber tires used to transport containers over the highway. We provide APL Limited and other shipping companies with equipment repositioning services from destinations within North America to their West coast points of origin. To the extent we are able to fill these empty containers with the westbound freight of other customers, we receive compensation from the shipping companies for our repositioning service and from the other customers for shipment of their freight. Management believes that we have access to over 100,000 empty containers annually for repositioning. In the first quarter of 2002 and in the years 2001, 2000 and 1999, we filled 20,279, 81,376, 68,579 and 73,741 repositioned containers, respectively, with freight for shipment via our stacktrain network on behalf of our domestic customers. Because of increased volumes in our retail business, due primarily to our acquisitions in 2000 we have been able to increase the percentage of repositioned containers that are filled and transported on behalf of our customers and thereby increase the profitability of our repositioning business.

   The size of our leased and owned equipment fleet, the frequent departures available to us through our rail contracts and the scope of the geographic coverage of our rail network provide our customers with single company control over their transportation requirements and gives us a significant advantage in attaining the responsiveness and reliability required by our customers at a competitive price. In addition, our access to sophisticated information technology enables us to continuously track cargo containers, chassis and railcars throughout our transportation network. Through our equipment fleet and long-term arrangements with rail carriers, we can control the transportation equipment used in our wholesale operations and are able to employ full-time personnel on-site at the terminals, which allow us to ensure close coordination of the services provided at these facilities. Our wholesale business was recognized in 1997, 1998 and 1999 as "Best of the Best" for on-time performance, value, equipment and operations, customer service and technology and was ranked first overall as an intermodal service provider in a survey of 3,500 shippers conducted by Logistics Management & Distribution Report and Cahners Research. We received the "Quality One" award from Ford in 1999 and the Truckload Carrier Quality Award for Intermodal in 1999 and 2000 from Ryder Transportation. We were also the Rail Carrier of the Year in 2000 for GE and the Intermodal Marketing Company Carrier of the Year in 1998, 1999 and 2001 for Wal-Mart. In addition, we are ISO 9002 certified. We believe that our unique market position and service offerings position us to capitalize on considerable growth opportunities in the intermodal transportation market.

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INFORMATION TECHNOLOGY

   Our information technology systems have an expandable network architecture that provides for the exchange of data electronically between us and our customers and an internet-based platform that allows our customers to easily customize use and integration of our system to meet their needs. This interconnection allows us to easily communicate with our customers and transportation providers. Our systems monitor and track shipments at every stage in the cycle and across varying transportation modes, providing accurate, real-time visibility on shipment status, location and estimated delivery times. Our exception notification system informs us of any potential delays so we can proactively alert our customer and other supply chain participants to minimize the impact of any problems. Our systems also continually measure transit times, rates, availability and logistics activity of our transportation providers to enable us to plan and execute transactions and freight movements most reliably, efficiently and cost effectively. By monitoring and tracking all containers, chassis and railcars throughout our network, we can identify their location and availability and provide increased equipment utilization and balanced freight flows.

   Our systems also analyze each customer's usage patterns and needs to resolve performance bottlenecks, determine optimal distribution locations and identify areas for cost savings throughout their supply chain. We can also prepare and distribute customized reports detailing shipping patterns, volumes, reliability, timeliness and overall transportation costs, and can generate management reports to meet federal highway authority requirements and perform accounting and billing functions. Currently, our technological efforts are primarily focused on reducing customer service response time, enhancing the customer service profile database and expanding the number of customers and service providers with which we share data using EDI applications.

   We manage our wholesale services with highly sophisticated computer systems that enable continuous tracking of cargo containers, chassis and railcars throughout the intermodal system. These systems also provide us with performance, utilization and profitability indicators in all aspects of the wholesale business. These information systems create a competitive advantage for us as they increase the efficiency of our intermodal operations and enable us to provide shippers with the level of information which they increasingly demand as part of their freight management operations.

   Our acquisition of Rail Van in December 2000 and its proprietary information technology systems has allowed us to further upgrade our information technology platform by integrating a significant portion of our retail operations onto the Rail Van information technology platform. The Rail Van systems were specifically designed for, and have since been enhanced by, Rail Van and are not available in the marketplace. In addition, for an annual fee of $10.0 million, APL Limited, pursuant to a long-term information technology agreement, provides us with the computers, software and other information technology necessary for the operation of our wholesale business. We are in the process of replacing the technology provided by APL Limited with information technology systems currently available in the marketplace from unrelated third parties which are being enhanced through joint development efforts with the third party provider so that the new system will be specifically designed to meet our requirements. We will have a perpetual exclusive global license with respect to the design enhancements. The initial cost of implementing the new system will be approximately $10.0 million, and thereafter the annual on-going cost will be significantly below the $10.0 million annual fee currently paid to APL Limited. At April 5, 2002, $7.9 million of the initial cost had been paid on the contract and capitalized in property and equipment. We anticipate that this replacement will be completed by the end of 2003.

CUSTOMERS

   We currently provide retail services on a nationwide basis to retailers and manufacturers, including a number of Fortune 500 and multi-national companies such as Ford, General Electric, Heinz, Wal-Mart, ConAgra, Whirlpool, Union Pacific, Sony and CompUSA, which together represented 23% of our 2001 gross revenues, as well as numerous middle market companies. Other important customers include Disney, Bechtel, Sysco, Pepsi, Coca Cola, Honda, International Paper, Butler Aviation, Nestle, Owens Corning, and Continental Tires/General Tires. We have served many of our customers for over 15 years and believe that the strength of our customer base is attributable to our customer-focused marketing and service philosophy.

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   Our sales and customer service organizations, supported by our centralized pricing and logistics management systems, market our wholesale services primarily to intermodal marketing companies, who sell intermodal service to shippers while buying space on intermodal rail trains. We also market our wholesale services to the automotive industry and ocean carriers. Through our sales network, and the sales networks of the intermodal marketing companies to which we sell wholesale services, we provide wholesale services to more than 4,700 shippers.

   For the three months ended April 5, 2002 and the year ended December 28, 2001 there were no customers that contributed more than 10% of our total gross revenues.

   For the year ended December 29, 2000, we had one customer that contributed more than 10% of our total gross revenues. Total gross revenues of $146.9 million were generated from Union Pacific (generated by both reporting segments).

   For the year ended December 31, 1999, we had two customers that contributed more than 10% of our total gross revenues. Total gross revenues of $128.2 million were generated by the wholesale segment from Hub Group and total gross revenues of $100.8 million were generated from Union Pacific (generated by both reporting segments).

SALES AND MARKETING

   As of April 5, 2002, our retail marketing operations included 100 sales employees and agents. All of our sales people are supported by regional sales offices in 17 cities, including Los Angeles and Livermore (California), Chicago (Illinois), Columbus (Ohio), Memphis (Tennessee) and Rutherford (New Jersey). Our salaried sales representatives are deployed in major business centers throughout the country and target mid-size and large customers. Our national network of commissioned sales agents provides additional geographic coverage and contributes additional business that enables us to achieve volume discounts and balance traffic flows. Both our salaried and commissioned sales forces are compensated by overall net revenue margin contribution to the company and therefore are strongly incentivized to cross-sell additional services to their customers.With our growing portfolio of services, the capability for our nationwide salesforce to cross-sell into other products provides a significant opportunity to expand our business with current customers.

   As of April 5, 2002, our wholesale services were marketed by over 40 sales and customer service representatives. These representatives operate through seven regional and district sales offices and three regional service centers which are situated in the major shipping locations across North America. The sales representatives are directly responsible for managing the business relationships with shippers and railroads, supporting and influencing the selling activities and achieving the mutually agreed upon volume and revenue goals of our intermodal marketing company. This sales force assist, our intermodal marketing channel through joint selling efforts directed at the owner of the freight who is the customer of our intermodal marketing company. The customer service representatives are responsible for supporting existing customers and sales representatives by providing cargo tracking services, acquiring new customers, proactively resolving problems, and processing customer inquiries. In addition, third-party intermodal marketing companies that sell intermodal service to shippers while buying space on intermodal rail trains through our wholesale services, enable us to market our wholesale services through their sales networks and indirectly access shippers in more than 100 major metropolitan areas.

   In addition to our domestic sales force, we also have an international network of over 180 sales and customer service representatives. These representatives are located in five offices and 75 agencies in over 70 countries.

DEVELOPMENT OF OUR COMPANY

   We have operated as an independent, stand-alone company only since our recapitalization in May 1999. From 1984 until our recapitalization, our wholesale business was conducted by various entities owned directly or indirectly by APL Limited.

   In May 1999, we were recapitalized through the purchase of shares of our common stock by two affiliates of Apollo Management, L.P. and an affiliate of each of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc., two of the representatives of the underwriters, from APL Limited and our redemption of a portion of the shares of common stock held by APL Limited. On the date of the recapitalization, we began providing retail and logistics services to customers through our acquisition of Pacer Logistics, which was run by Mr. Orris and several other of our senior executives. In connection with these transactions, our name was changed from APL Land Transport Services, Inc. to Pacer International, Inc.

   Pacer Logistics, Inc. was incorporated on March 5, 1997 and is the successor to a company formed in 1974. Between the time of its formation and our acquisition of Pacer Logistics in May, 1999, Pacer Logistics acquired and integrated six logistics services companies.

   In 2000 we acquired four companies in the segment that have complemented our core retail business operations and expanded our geographic reach and service offerings for intermodal marketing, local trucking, international freight forwarding and other logistics services:

    . On January 13, 2000, we acquired substantially all of the assets of Conex Global Logistics Services Inc. and its subsidiaries, MSL Transportation Group Inc. and Jupiter Freight, Inc. The Conex companies, provide intermodal freight transportation, trucking, consolidation/deconsolidation and warehousing services at three locations in California and one location in each of Atlanta and Seattle. This acquisition expanded our presence in these services and furthered our vertical integration.

    . On August 31, 2000, we acquired all of the capital stock of GTS Transportation Services, Inc. GTS, provides logistics and truck brokerage services in North America. This acquisition expanded our service offerings.

    . On October 31, 2000, we acquired all of the capital stock of RFI Group, Inc. RFI provides international freight forwarding, customs-brokerage and ocean transportation services. This acquisition expanded our portfolio of services to include international freight forwarding and related activities and gave us a strong international presence.

    . On December 22, 2000, we acquired all of the capital stock of Rail Van, Inc. Rail Van provides rail and truck brokerage, intermodal marketing and logistics services. This acquisition expanded our customer base and product offerings and provided us with advanced information systems, which we are now in the process of integrating into all of our retail segment operations, as well as a highly focused sales force.

FACILITIES/EQUIPMENT

   Our wholesale transportation network operates out of 54 railroad terminals across North America. Our integrated rail network, combined with our leased equipment fleet, enables us to provide our customers with single-company control over rail transportation to locations throughout North America.

   Substantially all of the terminals that we use are owned and managed by rail or highway carriers. However, we employ full-time personnel on-site at major locations to ensure close coordination of the services provided at the facilities. In addition to these terminals, other locations throughout the eastern United States serve as stand-alone container depots, where empty containers can be picked up or dropped off, or supply points, where empty containers can be picked up only. In connection with our trucking services, agents provide marketing and sales, terminal facilities and driver recruiting, while an operations center provides, among other services, insurance, claims handling, safety compliance, credit, billing and collection and operating advances and payments to drivers and agents.

   Our wholesale equipment fleet consists of a large number of double stack railcars, containers and chassis which are owned or subject to short and long-term leases. We lease almost all of our containers, approximately 80% of our chassis and approximately 90% of our doublestack railcars. Approximately 60% of our containers and chassis can either be returned or the related lease terminated in less than one year, subject in the case of certain equipment to potentially early return fees based on when such equipment is returned. In addition, all of our railcar equipment is associated with revenue generating arrangements. As of April 5, 2002, our wholesale equipment fleet consisted of the following:

                                              OWNED LEASED TOTAL
                                              ----- ------ ------
Containers
   48' Containers............................   144 12,491 12,635
   53' Containers............................    --  9,219  9,219
                                              ----- ------ ------
       Total.................................   144 21,710 21,854
                                              ===== ====== ======
Chassis
   48' Chassis............................... 5,813  7,191 13,004
   53' Chassis...............................    50 10,188 10,238
                                              ----- ------ ------
       Subtotal.............................. 5,863 17,379 23,242
   20', 40' and 45'* Chassis.................    --  2,284  2,284
                                              ----- ------ ------
       Total................................. 5,863 19,663 25,526
                                              ===== ====== ======
Doublestack Railcars
       Total.................................   210  1,644  1,854
                                              ===== ====== ======

--------
* Represents the current allocation of chassis sublet to us pursuant to our agreement with APL Limited. See "Certain Relationships and Related Transactions."

   During 2001, we received 1,100 leased containers and 80 leased chassis and returned 2,278, primarily 48-ft, leased containers and 1,629 leased chassis as part of a program to downsize our equipment fleet. Leased railcars increased 1,015 in 2001 reflecting the receipt of all equipment ordered during 2000 and 2001. We took delivery of 250 new 53-foot chassis financed through an operating lease and returned 47 48-foot and 121 53-foot chassis and 479 48-foot containers during the first quarter of 2002. No additional railcar leases are anticipated during 2002.

   Supplementing the equipment listed above we have access to an extensive inventory of 20-, 40- and 45-foot containers from APL Limited's international network in addition to the empty containers which we reposition on behalf of APL Limited.

   We also own a limited amount of equipment to support our trucking operations. The majority of our trucking operations are conducted through contracts with independent trucking contractors who own and operate their own equipment. We lease two warehouses in Kansas City (Kansas) and five facilities in Los Angeles (California) for dockspace, warehousing and parking for tractors and trailers.

   Our wholesale equipment operating lease expense and rental income for containers, chassis and railcars is shown below (in millions):

                               EQUIPMENT RENTAL

                                              2001  2000  1999
                                              ----- ----- -----
Operating Lease Expense...................... $72.0 $59.9 $51.3
Rental Income Revenue........................ $52.5 $30.1 $16.9

   The large increase in rental income in 2001 compared to 2000 and for 2000 compared to 1999 was due primarily to the increase in railcar rental income due to the additional railcars leased during the latter half of 2000 and 2001. Rental income for railcars exceeds the related operating lease expense. In addition, we have improved our billing and collection process for per diem on containers and chassis over the last two years.

   The following table shows our expense for on-going maintenance and repairs for containers, chassis and railcars (in millions):

                         MAINTENANCE OPERATING EXPENSE

                                              2001  2000  1999
                                              ----- ----- -----
Containers................................... $ 4.9 $ 5.9 $ 4.1
Chassis......................................  15.8  17.1  13.9
Doublestack Railcars.........................   4.7   3.7   3.0
                                              ----- ----- -----
Total Maintenance Operating Expense.......... $25.4 $26.7 $21.0
                                              ===== ===== =====

   At the time of our recapitalization in May 1999, we outsourced to a third-party the management of the maintenance and repair of our container and chassis fleet. In March 2001, we terminated the management agreement and brought the management of this function in-house. We believe that this change will result in a net savings to us in future periods.

SUPPLIERS

   RAILROADS

   We have long-term contracts with five railroads, Union Pacific, CSX, Canadian National Railroad, and the two largest railroads in Mexico, regarding the movement of our stacktrains. These contracts generally provide for access to terminals controlled by the railroads as well as support services related to our wholesale operations. Through these contracts, our wholesale business has established a North American transportation network. Our retail business also maintains contracts with the railroads which govern the transportation services and payment terms pursuant to which the railroads handle intermodal shipments. These contracts are typically of short duration, usually twelve month terms, and subject to renewal or extension. We maintain close working relationships with all of the major railroads in the United States and view each relationship as a partnership. We will continue to focus our efforts on strengthening these relationships. The rail contracts with Union Pacific and CSX represent the substantial majority of our wholesale segments' cost of purchased transportation, while the contracts with Canadian National Railroad and the two Mexican railroads each represented less than 6% of our wholesale segments' cost of purchased transportation in 2001 and 2000.

   Through our contracts with these rail carriers, we have access to a 50,000 mile rail network throughout North America. Our rail contracts, which generally provide that the rail carriers will perform point to point, commonly referred to as linehaul, and terminal services for us, are typically long-term agreements, with major contracts having a remaining term of 10 to 13 years. Pursuant to the service provisions, the rail carriers provide transportation of our stacktrains across their rail networks and terminal services related to loading and unloading of containers, equipment movement and general administration. Our rail contracts generally establish per container rates for stacktrain shipments made on rail carriers' transportation networks and typically provide that we are obligated to transport a specified percentage of our total stacktrain shipments with each of the rail carriers. The terms of our rail contracts, including rates, are generally subject to adjustment or renegotiation throughout the term of the contract, based on factors such as the continuing fairness of the contract terms, prevailing market conditions and changes in the rail carriers' costs to provide rail service. Based upon these provisions, and the volume of freight which we ship with each of the rail carriers, we believe that these contracts provide competitive transportation rates for our stacktrain shipments.

   AGENTS AND INDEPENDENT CONTRACTORS

   We rely on the services of agents who procure business for and manage a group of trucking contractors, and independent trucking contractors in our long haul and local trucking services. Although we own a small number of tractors and trailers, the majority of our truck equipment and drivers are provided by agents and independent contractors. Our relationships with agents and independent contractors allow us to provide customers with a broad range of trucking services without the need to commit capital to acquire and maintain a large trucking fleet. Although our agreements with agents and independent contractors are typically long-term in practice, they are generally terminable by either party on short notice.

   Agents and independent trucking contractors are compensated on the basis of mileage rates and a fixed percentage of the revenue generated from the shipments they haul. Under the terms of our typical lease contracts, agents and independent contractors must pay all the expenses of operating their equipment, including driver wages and benefits, fuel, physical damage insurance, maintenance and debt service.

   LOCAL TRUCKING COMPANIES

   We have established a good working relationship with a large network of local truckers in many major urban centers throughout the United States. The quality of these relationships helps ensure reliable pickups and deliveries, which is a major differentiating factor among intermodal marketing companies. Our strategy has been to concentrate business with a select group of local truckers in a particular urban area, which increases our economic value to the local truckers and in turn raises the quality of service that we receive.

   RELATIONSHIP WITH APL LIMITED

   We have entered into a long-term agreement with APL Limited involving domestic transportation of APL Limited's international freight. The majority of APL Limited's imports to the United States are transported on stacktrains from ports on the West coast to population centers in the Midwest and Northeast regions. However, domestic stacktrain freight which originates in the United States moves predominantly westbound from eastern and midwestern production centers to consumption centers on the West coast. Because of our agreement with APL Limited, we are able to achieve high utilization and steady revenue production from our intermodal equipment due to our high volume of both eastbound and westbound shipments. The APL Limited freight also significantly increases the associated stacktrain volume, thereby improving our bargaining position with the railroads regarding contract terms. In addition, we provide APL Limited with equipment repositioning services through which we transport APL Limited's empty containers from destinations within North America to their West coast points of origin. To the extent we are able to fill these empty containers with the westbound freight of other customers, we receive compensation from both APL Limited for our repositioning service and from the other customers for shipment of their freight.

BUSINESS CYCLE

   The transportation industry has historically performed cyclically as a result of economic recession, customers' business cycles, increases in prices charged by third-party carriers, interest rate fluctuations and other economic factors, many of which are beyond our control. We believe we have generally been successful in passing on cost increases to our wholesale customers without substantial decreases in shipping volumes. Because we offer a variety of transportation modes, we generally retain shipping volumes and benefit from increased use of our stacktrain services at the expense of long-haul trucking competitors.

COMPETITION

   The transportation services industry is highly competitive. Our retail business competes primarily against other domestic non-asset-based transportation and logistics companies, asset-based transportation and logistics companies, third-party freight brokers, private shipping departments and freight forwarders. We also compete with transportation services companies for the services of independent commission agents, and with trucklines for the services of independent contractors and drivers. Our wholesale business competes primarily with over-the-road full truckload carriers, conventional intermodal movement of trailers-on-flatcars and containerized intermodal rail services offered directly by railroads. Competition in our wholesale and retail business is based primarily on freight rates, quality of service, such as damage free shipments, on-time delivery and consistent transit times, reliable pickup and delivery and scope of operations. Our major competitors in the retail business include C.H. Robinson, Expeditors International, ForwardAir, UTI Worldwide, Exel, Alliance Shippers, the supply chain solutions division of Ryder, Menlo Logistics, EGL, Inc. and Hub Group. We believe that none of these competitors provide as broad a service offering as we do. In the wholesale business, our major competitors include Burlington Northern Santa Fe, Union Pacific, CSX Intermodal and J.B. Hunt Transport. Some of the competitors in the segments in which we operate, such as C.H. Robinson, Burlington Northern Santa Fe and Union Pacific, have significantly larger operations and revenues than we do.

EMPLOYEES

   As of April 5, 2002, we had a total of 1,486 employees. None of our employees are represented by unions and we generally consider our relationships with our employees to be satisfactory.

GOVERNMENT REGULATION

   REGULATION OF OUR TRUCKING AND WHOLESALE OPERATIONS

   The transportation industry has been subject to legislative and regulatory changes that have affected the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of, providing transportation services. We cannot predict the effect, if any, that future legislative and regulatory changes may have on our business or results of operations.

   Our trucking operations are subject to licensing and regulation as a transportation provider. We are licensed by the U.S. Department of Transportation as a national freight broker in arranging for the transportation of general commodities by motor vehicle and operate pursuant to a 48-state, irregular route common and contract carrier authority. The Department of Transportation prescribes qualifications for acting in our capacity as a national freight broker, including surety bonding requirements. We provide motor carrier transportation services that require registration with the Department of Transportation and compliance with economic regulations administered by the Department of Transportation, including a requirement to maintain insurance coverage in minimum prescribed amounts. Other sourcing and distribution activities may be subject to various federal and state food and drug statutes and regulations. Although Congress enacted legislation in 1994 that substantially preempts the authority of states to exercise economic regulation of motor carriers and brokers of freight, we continue to be subject to a variety of vehicle registration and licensing requirements. We and the carriers that we rely on in arranging transportation services for our customers are also subject to a variety of federal and state safety and environmental regulations. Although compliance with regulations governing licenses in these areas has not had a materially adverse effect on our operations or financial condition in the past, there can be no assurance that these regulations or changes in these regulations will not adversely affect our operations in the future. Violations of these regulations could also subject us to fines or, in the event of serious violations, suspension or revocation of operating authority as well as increased claims liability.

   Intermodal operations, like ours, were exempted from virtually all active regulatory supervision by the U.S. Interstate Commerce Commission, predecessor to the regulatory responsibilities now held by the U.S. Surface Transportation Board. Such exemption is revocable by the Surface Transportation Board, but the standards for revocation of regulatory exemptions issued by the Interstate Commerce Commission or Surface Transportation Board are high.

   REGULATION OF OUR INTERNATIONAL FREIGHT FORWARDING OPERATIONS

   We maintain licenses issued by the U.S. Federal Maritime Commission as an ocean transportation intermediary. Our licenses govern both our operations as an ocean freight forwarder and as a non-vessel operating common carrier. The Federal Maritime Commission has established qualifications for shipping agents, including surety bond requirements. The Federal Maritime Commission also is responsible for the regulation and oversight of non-vessel operating common carriers that contract for space with vessel operating carriers and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating and/or terminating in the United States. Non-vessel operating common carriers are required to publish and maintain tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by commencing enforcement proceedings seeking the assessment of penalties for violation of these regulations. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than in the United States. We believe that we are in substantial compliance with all applicable regulations and licensing requirements in all countries in which we transact business.

   We are also licensed as a customs broker by the Customs Service of the Department of Treasury in each United States custom district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which we perform customs brokerage services, we are licensed, where necessary, by the appropriate governmental authority. We believe we are in substantial compliance with these requirements.

LITIGATION

   Two subsidiaries of Pacer Logistics, Interstate Consolidation, Inc. and Intermodal Container Service, Inc., were named defendants in a class action filed in July, 1997 in the State of California, Los Angeles Superior Court, Central District, alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies allegedly wrongfully deducted from truck drivers' earnings. The defendants entered into a Judge Pro Tempore Submission Agreement dated as of October 9, 1998 pursuant to which the plaintiffs and defendants have waived their rights to a jury trial, stipulated to a certified class and agreed to a minimum judgment of $250,000 and a maximum judgment of $1.75 million. On August 11, 2000, the court issued its Statement of Decision, in which Interstate Consolidation, Inc. and Intermodal Container Service, Inc. prevailed on all issues except one. The only adverse ruling was a court finding that Interstate failed to issue certificates of insurance to the owner-operators and therefore failed to disclose that in 1998, Interstate's retention on its liability policy was $250,000. The court has ordered that restitution of $488,978 be paid for this omission. The court entered judgment on the August 11, 2000 decision on January 23 2002. Plaintiff's counsel has appealed the entire ruling and we are appealing the restitution issue. Based upon information presently available and in light of legal and other defenses and insurance coverage, management does not expect these legal proceedings, claims and assessments, individually or in the aggregate, to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

   We are currently not otherwise subject to any other pending or threatened litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on our business, financial condition or results of operations. Most of the lawsuits to which we are a party are covered by insurance and are being defended by our insurance carriers.

ENVIRONMENTAL

   Our facilities and operations are subject to federal, state and local environmental, hazardous materials transportation and occupational health and safety requirements, including those relating to the handling, labeling, shipping and transportation of hazardous materials, discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. In particular, a number of our facilities have underground and aboveground tanks for the storage of diesel fuel and other petroleum products. These facilities are subject to requirements regarding the storage of such products and the clean-up of any leaks or spills. We could also have liability as a responsible party for costs to clean-up contamination at off-site locations where we have sent, or arranged for the transport of, wastes. We have not received any notices that we are potentially responsible for material clean-up costs at any off-site waste disposal location. We do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with environmental requirements nor do we believe that we have any material environmental liabilities. We also do not expect to incur material capital expenditures for environmental controls in 2002 or the next fiscal year. However, there is no guarantee that changes in environmental requirements or liabilities from newly-discovered environmental conditions will not have a material effect on our business.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth information regarding our directors and executive officers.


NAME                                     AGE                      POSITION
----                                     ---                      --------
Donald C. Orris......................... 60  Chairman, President and Chief Executive Officer
Gerry Angeli............................ 55  Executive Vice President
Lawrence C. Yarberry.................... 60  Executive Vice President, Chief Financial Officer
Carl K. Kooyoomjian..................... 55  Chairman--Retail Segment
Charles T. Shurstad..................... 55  President--Wholesale Segment
Michael F. Killea....................... 40  Executive Vice President and General Counsel
Denis M. Bruncak........................ 47  Chief Commercial Officer--Retail Segment
Jeffrey R. Brashares.................... 49  President, Transportation Services--Retail Segment
Joshua J. Harris........................ 37  Director
Thomas L. Finkbiner..................... 48  Director
Michael S. Gross........................ 40  Director
Bruce H. Spector........................ 59  Director
Marc E. Becker.......................... 29  Director
Timothy J. Rhein........................ 61  Director
John J. Hannan.......................... 49  Director


   DONALD C. ORRIS has served as Chairman, President and Chief Executive Officer of our company since May 1999. Mr. Orris serves as Chief Executive Officer pursuant to the terms of the Management Shareholder Agreement. From Pacer Logistics' inception in March 1997 until May 1999, Mr. Orris served as Chairman, President and Chief Executive Officer of Pacer Logistics. From March 1997 until May 1998, Mr. Orris served as President and Chief Executive Officer of a consulting subsidiary of Pacer Logistics which has since been liquidated. He also has served as Chairman of Pacer Logistics' other subsidiaries since their formation or acquisition by Pacer Logistics. Mr. Orris has been the President of Pacer International Consulting LLC (f/k/a Logistics International
LLC), a wholly-owned subsidiary of Pacer Logistics, since September 1996. From January 1995 to September 1996, Mr. Orris served as President and Chief Operating Officer, and from 1990 until January 1995, he served as an Executive Vice President, of Southern Pacific Transportation Company. Mr. Orris was the President and Chief Operating Officer of American President Domestic Company and American President Intermodal Company from 1982 until 1990. Mr. Orris is also a director of Quality Distribution, Inc.

   GERRY ANGELI has served as an Executive Vice President of our company since May 1999. From Pacer Logistics' inception in March 1997 until May 1999, Mr. Angeli served as an Executive Vice President and Assistant Secretary of Pacer Logistics and as a Director of Pacer Logistics from April 1998 until May 1999. He also served as a Director of each of Pacer Logistics' subsidiaries. Since May 1998, Mr. Angeli has served as President and Chief Executive Officer and Vice President of subsidiaries of Pacer Logistics. Mr. Angeli also served as a Vice President and Assistant Secretary of Pacific Motor Transport Company ("PMTC") from March 1997 until May 1998. Since 1982, Mr. Angeli has served as President and Chief Executive Officer of the Pacer division of PMTC and, concurrent therewith, from 1987 until December 1993, Mr. Angeli served as President and Chief Executive Officer of Southern Pacific Motor Trucking, a wholly-owned subsidiary of the Southern Pacific Railroad.

   LAWRENCE C. YARBERRY has served as an Executive Vice President and Chief Financial Officer of our company since May 1999. Mr. Yarberry served as an Executive Vice President, Chief Financial Officer and Treasurer of Pacer Logistics from May 1998 until May 1999. Mr. Yarberry served as a consultant to Pacer Logistics from February 1998 until May 1998. From April 1990 until December 1997, Mr. Yarberry served as a Vice President of Finance of Southern Pacific Transportation Company and was Vice President of Finance and Chief Financial Officer of Southern Pacific Rail Corporation.

   CARL K. KOOYOOMJIAN has served as Chairman of the retail segment of our company since July 2001. Prior to joining our company, Mr. Kooyoomjian served as Corporate Vice President & Officer for The Coca-Cola Company from 1996. From 1972 to 1995, Mr. Kooyoomjian held various positions with Digital Equipment Corporation, including distribution planning, manufacturing, and logistics services eventually attaining the position of Vice President, Acquisition and Purchasing.

   CHARLES T. SHURSTAD has served as President of the wholesale segment of our company since January 2002. Prior to joining our company, Mr. Shurstad was the President of The Belt Railway Company of Chicago from 1998. From 1997 to 1998, Mr. Shurstad was the Chief Operating Officer of the Malayan Railway and from 1995 to 1997 the President of the Terminal Railroad of St. Louis. Prior to 1995, Mr. Shurstad held a number of positions with Southern Pacific Transportation Company, the last of which was Vice President and General Manager Operations for the Western Region.

   MICHAEL F. KILLEA has served as Executive Vice President and General Counsel of our company since August 2001. From October 1999 through July 2001 he was a partner at the law firm of Holland & Knight LLP in New York City and Jacksonville, Florida, and from September 1987 through September 1999 he was a partner and an associate at the law firm of O'Sullivan LLP in New York City.

   DENIS M. BRUNCAK has served as Chief Commercial Officer of the retail segment of our company since December 2000. Prior to joining our company, Mr. Bruncak was an owner and served as Chief Executive Officer of Rail Van Global Logistics since 1984. Rail Van Global Logistics became a subsidiary of Pacer Logistics in December 2000. Mr. Bruncak joined Rail Van Global Logistics as General Manager in 1979.

   JEFFREY R. BRASHARES has served as President of Transportation Services of the retail segment of our company since December 2000. Prior to joining our company, Mr. Brashares was an owner and served as President of Rail Van Global Logistics since 1984. Rail Van Global Logistics became a subsidiary of Pacer Logistics in December 2000. Mr. Brashares joined Rail Van Global Logistics as Regional Sales Manager in 1976.

   JOSHUA J. HARRIS has served as a Director of our company since May 1999. Mr. Harris is a founding senior partner in Apollo Management, L.P. and has served as an officer of certain affiliates of Apollo Management since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a director of NRT, Incorporated, Clark Retail Enterprises, Inc., Breuners Home Furnishings Corporation, Quality Distribution, Inc., Compass Minerals Group, Inc. and Resolution Performance Products Inc.

   THOMAS L. FINKBINER was elected to serve as a Director of our company effective April 1, 2000. Mr. Finkbiner is currently a Director and Chief Executive Officer of Quality Distribution, Inc. Prior to joining Quality Distribution, Mr. Finkbiner served as Vice President of Intermodal for Norfolk Southern Corporation since 1987. From 1981 to 1987, he was Vice President of Marketing & Administration for North American Van Lines.

   MICHAEL S. GROSS was elected to serve as a Director of our company effective April 1, 2000. Mr. Gross is a founding senior partner of Apollo Management. Prior to that time, Mr. Gross was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Gross is also a Director of Allied Waste Industries, Inc., Breuners Home Furnishings Corporation, Clark Retail Enterprises, Inc., Encompass Services Corporation, Rare Medium, Inc., Saks, Inc. and United Rentals, Inc.

   BRUCE H. SPECTOR has served as a Director of our company since May 1999. Mr. Spector served as a full time consultant to Apollo Management commencing in 1992 and became a partner in Apollo Management in 1995. Prior to October 1992, Mr. Spector, a reorganization attorney, was a member of the Los Angeles law firm of Stutman Triester and Glatt. Mr. Spector is also a Director of Park Media, LLC, Vail Resorts, Inc. and Metropolis Realty Trust, Inc.

   MARC E. BECKER has served as a Director of our company since May 1999. Mr. Becker has been employed with Apollo Management since 1996 and has served as an officer of certain affiliates of Apollo Management since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. in the Financial Entrepreneurs group within its Investment Banking division. Mr. Becker also serves as a Director of National Financial Partners Corporation, Quality Distribution, Inc. and WMC Mortgage Corp.

   TIMOTHY J. RHEIN has served as a Director of our Company since May 1999. Mr. Rhein was Chairman of the Board of APL Limited from October 1995 until his retirement in June 2001. Mr. Rhein served as APL Limited's President and Chief Executive Officer from October 1995 to October 1999, and President and Chief Operating Officer from July 1995 to October 1999. Prior to that, Mr. Rhein served as President and Chief Executive Officer of APL Land Transport Services, Inc. from May 1990 to October 1995 and President and Chief Operating Officer of American President Lines, Ltd. from January 1987 to May 1990. Mr. Rhein also served as a director of APL Logistics, Ltd. a Singapore company, from November 1997 to 2001 and of APL Logistics (China), Ltd. and APL Logistics Taiwan, Ltd. from 1999 to 2001.




   JOHN J. HANNAN became a Director of our company in May 2002. Mr. Hannan co-founded Apollo I--IV and Lion Advisors. From 1986 to 1990, Mr. Hannan was Managing Director of Drexel Burnham Lambert Incorporated, serving as second in charge of the Mergers & Acquisition Group and as head of International Corporate Finance. Mr. Hannan serves on the board of Mt. Sinai Children's Center Foundation, the Center for Arts Education, Nightingale Bamford School, and as a member of The Corporate Council of the Children's Museum of Manhattan.


DIRECTORS' TERMS

   Upon completion of this offering, our board of directors will be divided into three classes that serve staggered three-year terms, as follows:

CLASS                                              EXPIRATION       BOARD MEMBER
-----                                              ---------- -------------------------
Class I...........................................    2003    Rhein, Orris
Class II..........................................    2004    Gross, Spector, Finkbiner
Class III.........................................    2005    Harris, Becker, Hannan

COMMITTEES OF THE BOARD OF DIRECTORS

   The board of directors has an executive committee, a compensation committee and an audit committee. The executive committee may exercise all the powers of the board of directors in the management of our business and affairs except for those powers expressly reserved to the board under Tennessee law. The members of the executive committee are Messrs. Orris, Harris and Spector. The compensation committee reviews and makes recommendations regarding our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administers our option plan. Prior to this offering, the members of the compensation committee were Messrs. Orris, Harris and Spector. Effective with the consummation of this offering, Mr. Orris will cease to serve on the Compensation Committee and after the consummation of this offering, an independent director will be named to the Compensation Committee. The audit committee provides assistance to the board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the auditors are independent of management. Prior to this offering, the members of the audit committee consisted of Messrs. Harris, Rhein and Becker. Effective upon consummation of this offering, the audit committee will consist of Messrs. Harris and Rhein and a new director to be named within 90 days of this offering who will qualify as an independent director under Nasdaq rules.

DIRECTOR COMPENSATION

   The members of our board of directors who are employees do not receive compensation for their service on our board of directors or any committee of our board but are reimbursed for their out-of-pocket expenses. Our non-employee directors receive a monthly $1,500 retainer plus a $1,500 fee for each board meeting that they attend. In addition, each non-employee director has received options to purchase 12,000 shares of our common stock under our 1999 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Mr. Orris serves as a director of Quality Distribution, Inc., of which Mr. Finkbiner, one of our directors, is Chief Executive Officer and a director. No other member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

   The following Summary Compensation Table sets forth information concerning the compensation paid by us for services rendered in the years indicated to our Chief Executive Officer and our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2001.

                          SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM COMPENSATION
                                                                   --------------------------------------
                                        ANNUAL COMPENSATION                      AWARDS   PAYOUT
                                 ---------------------------------             ---------- ------
                                                                               SECURITIES
                                                                   RESTRICTED  UNDERLYING          ALL
                                                    OTHER ANNUAL      STOCK     OPTIONS    LTIP   OTHER
NAME AND PRINCIPAL POSITION YEAR  SALARY   BONUS   COMPENSATION(1) AWARD(S)(2)    SARS    PAYOUT COMP.(3)
--------------------------- ---- -------- -------- --------------- ----------- ---------- ------ --------
  Donald C. Orris.......... 2001 $300,000 $124,200       --            --            --     --    $4,442
   (CEO)                    2000 $300,000 $161,880       --            --            --     --    $5,250
                            1999 $300,000 $161,880       --            --       200,000     --    $5,688

  Gerry Angeli............. 2001 $270,000 $130,950       --            --            --     --    $4,846
                            2000 $270,000 $121,410       --            --            --     --    $5,250
                            1999 $270,000 $121,410       --            --       200,000     --    $3,025

  Robert L. Cross(4)....... 2001 $235,000 $ 63,450       --            --            --     --    $5,250
                            2000 $235,000 $121,410       --            --            --     --    $4,038
                            1999 $235,000 $121,410       --            --       200,000     --    $5,604

  Jeffrey R. Brashares(5).. 2001 $572,000       --       --            --            --     --    $2,625

  Denis M. Bruncak(5)...... 2001 $572,000       --       --            --            --     --    $2,625

--------
(1) The value of perquisites and other personal benefits is not included in the amounts disclosed because it did not exceed for any officer in the table above the lesser of either $50,000, or 10% of the total annual salary and bonus reported for the officer.
(2) In connection with the recapitalization, Messrs. Orris, Angeli, and Cross received 2,329.25, 2,264.16, and 2,264.16 shares of Pacer Logistics 7.5% Exchangeable Preferred Stock, respectively, with a fiscal year end

   2001 fair market value of $6.9 million (based on a fiscal year end 2001 fair market value of $1,000 per share of such preferred stock, plus accrued dividends). These shares of Pacer Logistics preferred stock will be exchanged for 465,850, 452,832 and 452,832 shares of our common stock, respectively, prior to the consummation of this offering.
(3) Consists of company matching contributions to 401(k) plan.
(4) Mr. Cross resigned as Executive Vice President effective December 31, 2001.
(5) Messrs. Brashares and Bruncak joined Pacer International on December 22, 2000 as a result of our acquisition of Rail Van.

                       OPTION GRANTS IN LAST FISCAL YEAR

   There were no stock options granted to the named executive officers during the fiscal year 2001.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

   The following table sets forth information concerning the options held by each of the officers named in the above Summary Compensation Table at December 28, 2001. The exercise price for all options exercised in 2001 was paid in cash.

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                           OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                         FISCAL YEAR END         FISCAL YEAR END(1)
                     SHARES ACQUIRED                ------------------------- -------------------------
        NAME           ON EXERCISE   VALUE REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
        ----         --------------- -------------- ----------- ------------- ----------- -------------
Donald C. Orris.....
  Common............     121,916       $1,510,539     53,334       146,666     $586,674    $1,613,321
 Preferred..........       9,166           (2)            --            --           --            --

Gerry Angeli
  Common............     121,916       $1,510,539     53,334       146,666     $586,674    $1,613,321
  Preferred.........       9,166           (2)            --            --           --            --

Robert L. Cross(3)..
 Common.............     121,916       $1,510,539     53,334       146,666     $586,674    $1,613,321
  Preferred.........       9,166           (2)            --            --           --            --

Jeffrey R. Brashares
  Common............          --               --         --            --           --            --

Denis M. Bruncak
  Common............          --               --         --            --           --            --

--------
(1) Based on an assumed initial offering price of 16.00 per share, the midpoint of the range set forth on the cover of this prospectus, less the exercise price, multiplied by the number of shares underlying the option.
(2) Upon exercise of preferred stock options, we repurchased the shares at the option exercise price and cancelled and retired those shares.
(3) Mr. Cross resigned effective December 31, 2001.

STOCK OPTION PLANS

1999 OPTION PLAN

   We have adopted the Pacer International, Inc. 1999 Stock Option Plan, as amended. The purpose of this plan is to further our growth and success by permitting our employees, as well as employees of Pacer Logistics, to acquire shares of our common stock, thereby increasing their personal interest in our growth and success and to provide a means of rewarding outstanding contribution by these employees. All of our employees and non-employee directors are eligible for option grants under this plan. This plan is administered by a committee of our Board of Directors and, except with respect to initial grants described below, such committee has the power and authority to approve the persons to whom options are granted, the time or times at which options are granted, the number of shares subject to each option, the exercise price of each option and the vesting and exercisability provisions of each option and has all powers with respect to the administration and interpretation of this plan. In the event of specified corporate reorganizations, recapitalizations, or other specified corporate transactions affecting our stock, the plan permits proportionate adjustments to the number and kinds of shares subject to options and/or the exercise price of those shares. This plan has a term of ten years, subject to earlier termination by our Board of Directors, who may modify or amend this plan in any respect, provided that no amendment or modification affects an option already granted without the consent of the option holder. With the exception of the 1,125,722 incentive stock options which were rolled into this plan from the 1997 and 1998 Pacer Logistics stock option plans, options subject to this plan do not qualify as incentive stock options under the provisions of
Section 422 of the Internal Revenue Code.

   No more than 3,587,494 shares of common stock have been authorized to be issued pursuant to all option grants under this plan. Forfeitures under the plan are available for future grants. At April 5, 2002, options to purchase 2,431,028 shares of our common stock were outstanding under the plan and 104,306 options were available for future grant.

   Under the plan, in connection with the recapitalization, an initial grant of 1,971,000 options was made with an exercise price of $5.00 per share, to specified employees. These options under this initial grant are divided into three tranches, Tranche A, Tranche B and Tranche C. Tranche A options vest in five equal installments on the date of the grant's first five anniversary dates, provided the employee is employed by us on each anniversary date. Tranche B options generally vest on the date of grant's seventh anniversary date if the employee is employed by us on that date. However, if on any of the grant's first five anniversary dates specified per share target values are attained and the employee is employed by us on that date, then 20% of the Tranche B options will vest. Accelerated vesting of the Tranche B options is possible if a sale of the company occurs prior to the date of grant's fifth anniversary and the fair market value of the per share consideration to be received by the shareholder equals or exceeds an amount calculated in accordance with this plan. Tranche C options vest in substantially the same manner as Tranche B options, including acceleration upon a sale of the company, except that the per share target values as of a given anniversary date are increased. Options granted to non-employee directors vest in four equal installments on the date of grant's first four anniversary dates. A vested option that has not yet been exercised will automatically terminate on the first to occur of the grant's tenth anniversary, ninety days following the employee's termination of employment for any reason other than death or disability, twelve months following the employee's termination of employment due to death or disability, or as otherwise determined by the committee.

   Additionally, 940,494 and 185,228 options which were part of the 1997 and 1998 Pacer Logistics, Inc. Stock Option Plan, respectively, were rolled over as part of the acquisition of Pacer Logistics.

    During 1999, subsequent to the initial grant discussed above, we granted an additional 160,000 options and 48,000 were forfeited. During 2000, we granted an additional 593,000 options and 632,000 options were forfeited. During 2001, we granted an additional 558,000 options and 274,000 options were forfeited. During the first quarter of 2002, we granted an additional 280,800 options and 251,334 options were forfeited.

   Each option that is vested as of the date of the sale of our company remains exercisable until the sale's closing, after which time such option is unenforceable. Non-vested Tranche A, Tranche B and Tranche C options will vest in accordance with the vesting schedules described above, however, an option that vests after our company is sold will remain exercisable for 10 days before such portion of the option terminates and is of no further force or effect. All options granted under this plan are nontransferable except upon death, by such employee's will or the laws of descent and distribution, or transfers to family members of the employee that are approved by the committee.

   In addition, under the 1999 Stock Option Plan, options to purchase 44,997 shares of our preferred stock were granted which were rolled over from the 1997 Pacer Logistics Stock Option Plan. These options were granted to certain members of our management and had an exercise price of $9.00 per share. All of these options were exercised in 2000 and 2001. We elected, at our discretion, to repurchase and retire the preferred stock that arose from the exercise of the options.

2002 OPTION PLAN

   Our 2002 Stock Option Plan which becomes effective on the first day that our common stock is traded on Nasdaq serves as the successor to our 1999 Stock Option Plan. We have initially reserved 500,000 shares of our common stock for issuance under this plan, plus such additional number of shares of our common stock which remain available for future issuance under the 1999 Plan on such date. In addition, any shares issued under the 1999 Plan that are forfeited to or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full will be available for grant and issuance under our 2002 Plan. Shares will again be available for grant and issuance under our 2002 Plan that are subject to issuance upon exercise of an option granted under our 2002 Plan that cease to be subject to the option for any reason other than exercise of the option, or have been issued upon the exercise of an option granted under our 2002 Plan that are subsequently forfeited or repurchased by us at the original purchase price. In addition, on each January 1 of each year, commencing January 1, 2003, the aggregate number of shares reserved for issuance under our 2002 Plan will increase automatically by a number of shares equal to 2.0% of our outstanding shares on the last day of the preceding year, except that the board of directors may, in its absolute discretion, determine in respect of any year that the automatic increase be less than 2.0% or that no automatic increase occur in respect of that year. No more than 2,500,000 shares of our common stock may be issued under the 2002 Plan in the aggregate.

   Our 2002 Plan terminates ten years from the date our board of directors approved the plan, unless it is terminated earlier by our board of directors. The plan authorizes the award of options. Our 2002 Plan is administered by our compensation committee. The compensation committee has the authority to construe and interpret the plan, make option grants and make all other determinations necessary or advisable for the administration of the plan. Our 2002 Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options are available for grant only to our employees or employees of our subsidiaries. Nonqualified stock options are available for grant to employees, officers and directors of, advisors to, and independent consultants or independent contractors to, us or any of our subsidiaries. The exercise price of incentive stock options will be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders will be at least equal to 110% of the fair market value of our common stock.

   Options granted under the 2002 Plan may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to a right of repurchase by us that lapses as the shares vest. The maximum term of options granted under our 2002 Plan may not exceed ten years. Options granted under our 2002 Plan may not be transferable in any manner other than by will or by the laws of descent and distribution. Generally, they may be exercisable only by the optionee during his or her lifetime. The compensation committee is authorized to determine otherwise and provide for alternative provisions in option agreements with respect to nonqualified options. Options granted under our 2002 Plan generally are exercisable for a period of time after the termination of the optionee's service to us or any of our subsidiaries. Options under our 2002 Plan generally terminate immediately upon termination of employment for cause.

EMPLOYMENT AGREEMENTS

   We have entered into employment agreements dated as of March 31, 1997, and amended as of April 7, 2000, with each of Donald C. Orris, and Gerry Angeli. Each of these employment agreements, as amended, has a term of two years commencing May 28, 1999, with automatic one year renewals on each anniversary of their commencement date. The minimum base salary under these employment agreements is $225,000 per year for each of Messrs. Orris and Angeli, subject to increase by our board of directors, except in the case of Mr. Orris, in which case the base salary is subject to increase as agreed to by Mr. Orris and our Board of Directors. We have also entered into employment agreements dated as of December 22, 2000 with each of Denis M. Bruncak and Jeffrey Brashares. Each of these agreements has a term of one year commencing December 22, 2000, with automatic two year renewals on each anniversary of their commencement date. The minimum base salary under these employment agreements is $572,000 for each of Mess. Bruncak and Brashares, subject to increase by our board of directors.

   Under the employment agreements Messrs. Orris and Angeli may receive annual bonuses of up to $180,000 and $135,000, respectively, based on the attainment of operating income targets. Further, an additional bonus of up to 25% of the annual bonus may be awarded to each of Messrs. Orris and Angeli based upon acquisitions made during the year. The employment agreements of Messrs. Bruncak and Brashares do not provide for the grant of annual bonuses. The bonus amounts may be changed from time to time by the Board of Directors.

   All of the employment agreements provide that if the employment of these employees is terminated for any reason, they would be entitled to receive any unpaid portion of their base salary, reimbursement for any expenses incurred prior to the date of termination and any unpaid amounts earned prior to the effective date of termination pursuant to the terms of any bonus or benefit program in which they participated at the time of termination. In addition, the employment agreements provide that if the employment of these employees is terminated without "cause", as defined in the employment agreements, they would be entitled to receive 100% of their base salary for a period equal to the greater of the number of months remaining in the employment term or one year, in the case of Messrs. Orris and Angeli, and for a period of two years following termination, in the case of Messrs. Bruncak and Brashares.

   We entered into an employment agreement with Robert L. Cross providing for a minimum base salary of $200,000 per year and otherwise having substantially the same terms as the employment agreements with Messrs. Orris and Angeli. Mr. Cross resigned effective December 31, 2001. We have entered into a separation and release agreement as of December 31, 2001 with Mr. Cross. Mr. Cross is entitled to receive $235,000 per year for a period of two years commencing January 1, 2002.

   All of the employment agreements and the separation and release agreement include restrictive covenants for our benefit relating to the non-disclosure by these employees of our confidential business information and trade secrets, the disclosure grant and assignment of inventions and non-competition with regard to any business in competition with us.

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth information with respect to the beneficial ownership of shares of the common stock as of April 5, 2002, and as adjusted to reflect the sale of the shares of common stock offered by us and the selling stockholders in this offering, for:

    . each person or entity known by us to beneficially own more than 5% of the common stock;

    .  each executive officer named in the summary compensation table;

    .  each of our directors;

    .  all executive officers and directors as a group; and

    .  each selling stockholder.

   The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days of April 5, 2002, but excludes shares of common stock underlying options held by any other person.

   Except in cases where community property laws apply or as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

   Percentage of beneficial ownership is based on 27,561,848 shares of common stock outstanding as of April 5, 2002 after giving effect to the 4,469,688 shares of our common stock to be issued upon exchange of the Pacer Logistics preferred stock prior to the consummation of this offering, and 36,811,848 shares of common stock outstanding after completion of this offering. The table assumes that the underwriters' over-allotment option is not exercised, except as set forth in notes to the table and excludes any shares purchased in this offering by the respective beneficial owners.

                              BENEFICIAL OWNERSHIP BEFORE OFFERING
                        -----------------------------------------------
                                        COMMON STOCK
                                         UNDERLYING                                     BENEFICIAL OWNERSHIP
                           COMMON         OPTIONS                        SHARES TO BE     AFTER OFFERING
                            STOCK       EXERCISABLE                      SOLD IN THE    -------------------
                         OUTSTANDING   WITHIN 60 DAYS   TOTAL    PERCENT   OFFERING       TOTAL     PERCENT
                        -----------    -------------- ---------- ------- ------------   ----------  -------
Apollo Management IV,
  L.P.(1).............. 18,780,000             --     18,780,000  68.1%                 14,177,059   38.5%
Apollo Investment Fund
  IV, L.P.............. 16,041,600             --     16,041,600  58.2    4,368,627(13) 11,672,973   31.7
Coyote Acquisition
  LLC..................  1,782,400             --      1,782,400   6.5                   1,782,400    4.8
Coyote Acquisition II
  LLC..................    956,000             --        956,000   3.5      234,314(13)    721,686    2.0

APL Limited(2).........  1,500,000             --      1,500,000   5.4                   1,500,000    4.1

DB Capital Investors,
L.P.(3)................    400,000             --        400,000   1.4       98,039(13)    301,961    0.8

Pacer International
Equity Investors,
LLC(4).................    200,000             --        200,000   0.7       49,020(13)    150,980    0.4

Donald C. Orris(5).....    779,348(6)      66,666        846,014   3.1                     846,014    2.3

Gerry Angeli(5)........    766,330(7)      66,666        832,996   3.0                     832,996    2.3

Robert L. Cross(5).....    766,330(7)          --        766,330   2.8                     766,330    2.1

Jeffrey R. Brashares(5)    160,000             --        160,000   0.6                     160,000    0.4

Denis M. Bruncak(5)....    160,000             --        160,000   0.6                     160,000    0.4

Joshua J. Harris(8).... 19,380,000(9)       9,000     19,389,000  70.3                  14,639,000   39.8

Thomas L.
  Finkbiner(10)........         --          6,000          6,000     *                       6,000      *

Michael S. Gross(8).... 18,780,000(9)       6,000     18,786,000  68.1                  14,183,059   38.5

Bruce M. Spector(8).... 18,780,000(9)       9,000     18,789,000  68.2                  14,186,059   38.5

Marc E. Becker(8)...... 18,780,000(9)       9,000     18,789,000  68.2                  14,186,059   38.5

Timothy J. Rhein(5)....         --          9,000          9,000     *                       9,000      *

John J. Hannan(8)...... 18,780,000(9)          --     18,780,000  68.1                  14,177,059   38.5

All directors and
  executive officers as
  a group (15
  persons)(11)......... 21,245,678(12)    220,668     21,466,346  77.3                  16,716,346   45.1

--------
*  Less than 0.1%

(1)Beneficial ownership of common stock includes the shares owned by each of Apollo Investment Fund IV, L.P. ("AIF"), Coyote Acquisition LLC ("Coyote I") and Coyote Acquisition II LLC ("Coyote II" and together with Coyote I, "Coyote") set forth in the above table. Coyote I is a Delaware limited liability company, the sole member of which is AIF and Coyote II is a Delaware limited liability company, the sole member of which is Apollo Overseas Partners IV, L.P. ("AOP"). Each of AIF and AOP is a private investment fund, the general partner of which is Apollo Advisors IV, L.P. ("Advisors") which is an affiliate of Apollo Management IV, L.P. ("Management"), the manager of Coyote I, Coyote II, AIF and AOP. Each of Advisors and Management may be deemed the beneficial owner of the shares owned by AIF, Coyote I and Coyote II. The business address for Apollo Management IV, L.P., Coyote I, Coyote II, AIF, AOP and Advisors is c/o Apollo Management, L.P., 1301 Avenue of the Americas New York, NY 10019. Each of Coyote I and Coyote II purchased shares of our common stock in the ordinary course of its business and, at the time of the purchase of our common stock, had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The shares shown as owned by AIF in the table were distributed by Coyote I to AIF prior to the effective date of the registration statement of which this prospectus is a part.

(2)The business address of APL Limited is 1111 Broadway, Oakland, CA 94607.

(3)The business address of DB Capital Investors, L.P. is 31 West 52nd Street, 26th Floor, New York, NY 10019. DB Capital Investors, L.P. is an affiliate of Deutsche Bank Securities Inc., one of the representatives of the underwriters. DB Capital Investors, L.P. purchased shares of our common stock in the ordinary course of its business and, at the time of the purchase of our common stock, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.


(4)The business address of Pacer International Equity Investors, LLC is c/o CSFB Private Equity, Eleven Madison Avenue, 16th Floor, New York, NY 10010. Pacer International Equity Investors, LLC is an affiliate of Credit Suisse First Boston Corporation, one of the representatives of the underwriters. Pacer International Equity Investors, LLC purchased shares of our common stock in the ordinary course of its business and, at the time of the purchase of our common stock, had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(5) The business address for Messrs. Orris, Angeli, Cross and Rhein is c/o Pacer International, Inc., 2300 Clayton Road, Suite 1200, Concord CA 94520. The business address for Messrs. Brashares and Bruncak is c/o Pacer Global Logistics, Inc., 6805 Perimeter Drive, Dublin, Ohio 43016. Mr. Cross resigned effective December 31, 2001.
(6) Includes 465,850 shares of common stock issuable upon exchange of the Pacer Logistics 7.5% Exchangeable Preferred Stock prior to the consummation of this offering.
(7) Includes 452,832 shares of common stock issuable upon exchange of the Pacer Logistics 7.5% Exchangeable Preferred Stock prior to the consummation of this offering.

(8) The business address for Messrs. Harris, Gross, Becker and Hannan is c/o Apollo Management L.P., 1301 Avenue of the Americas, New York, NY 10019. The business address for Mr. Spector is c/o Apollo Management L.P., 1999 Avenue of the Stars, Suite 1900, Los Angeles, CA 90067.


(9) Messrs. Harris, Gross, Spector, Becker and Hannan are each principals and/or employees of certain affiliates of Apollo Management IV, L.P. Accordingly, each such person may be deemed to beneficially own shares of common stock held by Apollo Management IV, L.P. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. With respect to Mr. Harris, also includes 400,000 shares before this offering and 301,961 shares after this offering (258,617 shares if the underwriters overallotment option is exercised in full) owned by DB Capital Investors, L.P., an affiliate of Deutsche Bank Securities Inc., one of the representatives of the underwriters, and 200,000 shares before this offering and 150,980 shares after this offering (129,308 shares if the underwriters overallotment option is exercised in full) owned by Pacer International Equity Investors, LLC, an affiliate of Credit Suisse First Boston Corporation, one of the representatives of the underwriters, with respect to which Mr. Harris has been granted a voting proxy. See "Description of Capital Stock--Other Agreements--Shareholders Agreements."

(10) The business address for Mr. Finkbiner is 3802 Corporex Park Drive, Tampa, Florida 33619.
(11) Includes all shares held by entities affiliated with specific directors as described in note (9) above.
(12) Includes 918,682 shares of common stock issuable upon exchange of the Pacer Logistics 7.5% exchangeable preferred stock prior to the consummation of this offering.
(13) The following table sets forth the maximum number of shares to be sold by each of the selling stockholders if the underwriters' overallotment option to purchase up to 2,100,000 additional shares is exercised in full as well as such person's beneficial ownership after the offering.


                                NUMBER OF ADDITIONAL BENEFICIAL OWNERSHIP
NAME                             SHARES TO BE SOLD    AFTER THE OFFERING
----                            -------------------- --------------------
Apollo Investment Fund IV, L.P.      1,931,393              26.5%*
Coyote Acquisition II LLC......        103,591               1.6*
DB Capital Investors, L.P......         43,344                0.7
Pacer International Equity
  Investors, LLC...............        21,672                 0.4

   -----

    * Assuming the underwriters exercise the overallotment option in full and including the shares owned by Coyote I, Apollo Management IV, L.P. and its affiliates will beneficially own 33% of our common stock after the offering.



   Assuming the exercise is full of the underwriters' overallotment option, the executive officers and directors as a group (15 persons) will beneficially own 14,616,346 shares, representing 39.5% of our outstanding shares of common stock.


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

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OUR 1999 RECAPITALIZATION

   On May 28, 1999, we consummated a recapitalization through the purchase by Coyote Acquisition LLC and Coyote Acquisition II LLC, entities formed by affiliates of Apollo Management, L.P., and DB Capital Investors, L.P. and Pacer International Equity Investors, LLC, affiliates of Deutsche Bank Securities Inc. and Credit Suisse First Boston Corporation, respectively, two of the representatives of the underwriters, of shares of our outstanding common stock from APL Limited for $292.5 million and our redemption of shares of our common stock held by APL Limited for a total purchase price of $300.0 million. Immediately following our recapitalization, we acquired Pacer Logistics, Inc. In connection with the acquisition, members of Pacer Logistics management including Donald C. Orris, our chairman, chief executive officer and president, and Gerry Angeli, our executive vice president, received shares (valued at $24.3 million in the aggregate) of a series of Pacer Logistics preferred stock exchangeable for our common stock. In connection with the acquisition of Pacer Logistics, we used cash to refinance the existing debt of Pacer Logistics, redeem outstanding Pacer Logistics preferred stock from its former stockholders and made payments in connection with other Pacer Logistics transactions.

   Our recapitalization and the acquisition of Pacer Logistics was financed by senior subordinated notes, borrowings under our credit agreement, the sale and leaseback of 199 doublestack rail cars, and a $96.9 million equity investment by Coyote Acquisition, Coyote Acquisition II, DB Capital Investors, L.P. and Pacer International Equity Investors, LLC. These investors purchased 17,824,000, 956,000, 400,000 and 200,000 shares of our common stock, respectively, at a purchase price of $5.00 per share.

RELATED PARTY TRANSACTIONS

   The following table summarizes related party transactions recorded in the statement of operations.

                                                                  THREE
                                                                  MONTHS            FISCAL YEAR ENDED
                                                                  ENDED   --------------------------------------
                                                                 APRIL 5, DECEMBER 28, DECEMBER 29, DECEMBER 31,
           RELATED PARTY                         TYPE              2002       2001         2000         1999
-----------------------------------    ------------------------- -------- ------------ ------------ ------------
GROSS REVENUES:                                                                   (IN MILLIONS)
   APL Limited                         Freight transportation     $20.1      $ 82.8       $ 90.6       $49.1
   APL Limited                         Avoided repositioning
                                        international freight       4.6        17.4         16.2        21.0
   APL Limited                         Management fee               1.8         6.6          6.6         3.9
                                                                  -----      ------       ------       -----
Total related party revenues                                       26.5      $106.8       $113.4       $74.0
                                                                  =====      ======       ======       =====
OPERATING EXPENSES:
DIRECT OPERATING EXPENSES:
   APL Limited                         Lease, maintenance and
                                        repair expense               --      $   --       $   --       $ 7.0
                                                                  -----      ------       ------       -----
SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES:
   APL Limited                         Corporate overhead            --      $   --       $   --       $ 5.6
   APL Limited                         Administrative services      0.2         1.0          0.6         1.1
   APL Limited                         Information technology
                                        services                    2.6        10.0         10.0         5.8
   APL de Mexico, S.A. de C.V.         Agency services               --         0.1          2.7         1.8
   Apollo Management                   Management fee               0.1         0.5          0.5         0.3
   A&G Investments                     Facility lease               0.1         0.6          0.5         0.3
   KU Realty, LLC                      Facility lease               0.5         1.8          1.8          --
   Rich Hyland                         Facility lease                --          --           --         0.1
   Perimeter West                      Facility lease               0.4         1.1           --          --
                                                                  -----      ------       ------       -----
Total related party SG&A expenses.....                            $ 3.9      $ 15.1       $ 16.1       $15.0
                                                                  -----      ------       ------       -----
INTEREST EXPENSE:
    Keller Uchida Realty               $5.0 million subordinated
     Resources, LLC                    note                       $ 0.2      $  0.4       $  0.2       $  --
                                                                  -----      ------       ------       -----
Total related party expenses                                      $ 4.1      $ 15.5       $ 16.3       $22.0
                                                                  =====      ======       ======       =====

   Management believes that the terms of the related party transactions listed above were at fair market rates.

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

ARRANGEMENTS WITH APL LIMITED, ONE OF OUR STOCKHOLDERS, AND ITS AFFILIATES

   We provide intermodal services to APL Limited under the Stacktrain Services Agreement discussed below. These services include moving containers from ports to inland points, moving containers from inland points to ports, and repositioning empty containers. These transactions were performed on a cost reimbursement basis. Thus, no revenues or expenses were recognized for financial reporting purposes. Reimbursements amounted to $0, $0, $79.2 million and $273.6 million for the three months ended April 5, 2002 and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. The decrease in reimbursement reflects our transfer in April 2000 of the processing of APL Limited's international traffic receivables and payables to APL Limited, which had previously been included in our balance sheet. This resulted in a decrease in both accounts receivable and accounts payable of approximately $33.0 million. The transfer to APL Limited was facilitated by changes in computer software which were not previously available. At April 5, 2002, December 29, 2000 and December 31, 1999, we had a receivable from APL Limited for these transactions of $0, $0 and $31.3 million, respectively. We continue to handle APL Limited's international traffic under contract for an annual management fee of $1.8 million in the three months ended April 5, 2002, $6.6 million in 2001 and 2000 and $3.9 million in 1999.

   Prior to the recapitalization, APL Land Transport Services Inc. shared in expenses of the former parent for services including systems support, office space and other corporate services. These expenses were $5.6 million for the period ended May 28, 1999. In connection with the recapitalization, we signed long-term agreements with APL Limited for administrative services such as billing and accounts receivable and payable processing on a per transaction basis. For the three months ended April 5, 2002 and for 2001, 2000 and the seven months ended December 31, 1999, $0.2 million, $1.0 million, $0.6 million and $1.1 million was paid for these services, respectively. In addition, APL Limited is currently providing us information technology services under a long-term agreement for an annual fee of $10.0 million. For the three months ended April 5, 2002 and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, $2.6 million, $10.0 million, $10.0 million and $5.8 million was paid for these services, respectively.

   In addition, we receive compensation from APL Limited for the repositioning expense that APL Limited has avoided due to our using APL Limited's containers in surplus locations. The total amount of revenue recognized for these services was $4.6 million, $17.4 million, $16.2 million and $21.0 million for the three months ended April 5, 2002 and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. At April 5, 2002, December 28, 2001 and December 29, 2000, $1.3 million, $1.9 million and $1.6 million was receivable from APL Limited, respectively.

   We also provide services to the Automotive Division of APL Limited. These services include moving containers primarily in the U.S.-Mexico trade. The amount of revenue recognized for these services was $20.1 million, $82.8 million, $90.6 million, $49.1 million for the three months ended April 5, 2002 and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. At April 5, 2002, December 28, 2001 and December 29, 2000, $4.6 million, $4.7 million and $4.4 million was receivable from APL Limited including related local trucking and miscellaneous charges, respectively.

   Prior to the recapitalization, we received an allocation for lease and maintenance and repair expenses from APL Limited. These expenses were $7.0 million for the fiscal year ended December 31, 1999.


   APL de Mexico, S.A. de C.V. ("APL Mexico"), a wholly-owned Mexican subsidiary of APL Limited, provided various agency services to us with respect to its bills of lading in Mexico. Expenses recorded from APL Mexico were $0, $0.1 million, $2.7 million and $1.8 million for the three months ended April 5, 2002 and for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. At April 5, 2002, December 28, 2001 and December 29, 2000, $0, $0 and $0.5 million, respectively, was payable to APL Mexico. Effective in 2001, we began using Pacer Stacktrain S. de R.L. de C.V., a wholly owned Mexican subsidiary of our company, to handle the services previously provided by APL Mexico.

   ADMINISTRATIVE SERVICES AGREEMENT

   Pursuant to an administrative services agreement, APL Limited currently provides us with administrative and support services, including:

    .  accounts payable,

    .  general ledger administration, and

    .  office space and associated office services.

   We compensate APL Limited on a per transaction basis and a headcount basis, as applicable, and we have the right to audit, at our own expense, the total expenditures paid to APL Limited. This agreement terminates on May 31, 2002 and may be renewed annually. We may terminate all or any portion of any service provided under the agreement on 90 days' notice. Either party may terminate this agreement if the other party defaults on the performance of its material obligations and such default is not cured within 30 days. Upon expiration of the administrative services agreement we will perform the services ourselves.

   INFORMATION TECHNOLOGY OUTSOURCING AND LICENSE AGREEMENT

   We are currently operating under an IT supplemental agreement, dated as of May 11, 1999 by and among APL Limited, Coyote Acquisition LLC, an affiliate of Apollo Management, and us, which contemplates that we will enter into a final information technology outsourcing and license agreement. If any party so elects, the parties may enter into private mediation to finalize the information technology outsourcing and license agreement.

   The IT supplemental agreement provides that APL Limited will, for a period of twenty years, provide us with all necessary software, licenses and related services necessary to conduct the stacktrain business as it is now being conducted and as it is enhanced pursuant to and during the term of the agreement. These services will, at a minimum, include the same level of services provided to us by APL Limited prior to our recapitalization. APL Limited will also be responsible for obtaining, maintaining, upgrading, and replacing any software, equipment, facilities or personnel necessary in order to provide the services during the term of the agreement. APL Limited will be required to provide personnel with the adequate skills, experience and knowledge of our business to ensure that all information technology systems are supported at previously existing levels, and as these levels are subsequently enhanced. In addition, any software that relates solely to our business will be transferred to us directly. In accordance with the agreement, we have access to APL Limited's proprietary software that is used to run the information systems through perpetual, worldwide, royalty-free licenses granted to us by APL Limited. APL Limited will also ensure that we are licensed to use all other software needed to operate the systems. These rights will remain in place even after the agreement expires or terminates and regardless of the reason for termination. We pay APL Limited an annual fee of $10 million for these services subject to increase after four years. In addition, for the first five years we will be charged for costs related to increased usage of the services only to the extent the increase exceeds specified growth levels for the company and thereafter for all of our actual direct costs related to volume growth.

   The IT supplemental agreement provides that we may terminate the agreement for our convenience at any point during the term, either in its entirety or on a system-by-system basis, by giving 120 days' notice to APL Limited. In addition, we may terminate by giving 30 days' notice if APL Limited fails to meet specified perforance standards or is in material breach of the agreement and fails to correct the breach in a timely fashion. The agreement is also terminable by APL Limited, but only if we fail to meet our payment obligations or are acquired by a competitor of APL Limited, in which case APL Limited will be responsible for all costs related to establishing us with a comparable service provider on a similar computer infrastructure if it elects to terminate. APL Limited would also be responsible for the costs of transferring our systems if we terminate the agreement for any of the following reasons:

   . an uncorrected material breach by APL Limited;

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

   . the occurrence of specified performance failures resulting from APL
     Limited's willful misconduct or gross negligence; or

   . the occurrence of any two performance failures within a 12-month period, regardless of the cause.

   In the IT supplemental agreement APL Limited has made customary representations and warranties to us, including, that the information technology, software, hardware and services being provided to us constitute all such items required to provide the information technology services necessary to run our business and relating to Year 2000 compliance of the software and hardware used in providing the services under the agreement. APL Limited also indemnifies us against breaches of these representations, losses resulting from claims brought by third parties alleging infringement of their intellectual property and losses associated with a failure of the information technology systems to operate that is either caused by APL Limited or covered by indemnification or warranties provided to APL Limited by the responsible third parties. We are in the process of replacing the technology provided by APL Limited with information technology systems currently available in the market place from unrelated third parties. We anticipate that this replacement will be completed by the end of 2003.

   STACKTRAIN SERVICES AGREEMENT

   Pursuant to a stacktrain services agreement, we arrange and administer inland intermodal rail transportation for APL Limited's international freight shipments and its empty containers between points in the United States, between points in Canada and between points in the United States and Canada. In addition, we arrange and administer inland intermodal rail transportation for any other volume tendered by APL Automotive Logistics and APL Intermodal Management Services, each a division of APL Limited, between points in the United States, Canada and Mexico. In connection with this agreement, APL Limited agreed to tender to us all of its international shipments and containerized freight for United States or Canadian rail movement and APL Automotive Logistics and APL Intermodal Management Services will use their best efforts to deliver their business to us for handling.

   Each year, during the term of the agreement, APL Limited has agreed to pay us $6.6 million as a management fee in consideration for the services outlined above. In addition, APL Limited has agreed to pay us a fee for each container moved equal to the amount payable by us to the underlying rail carrier for the movement of such containers. Any savings received by us under the terms of our agreements with the underlying rail carriers will be passed through on a dollar-for-dollar basis to APL Limited. We do not assess any administrative fees against APL Limited for the movement of its containers. In addition, for the repositioning of its empty containers, APL Limited pays us a fee, based on established rates agreed upon by the parties, for each empty container of APL Limited that is repositioned by us.

   The stacktrain service agreement expires in 2019. However, the term of the stacktrain services agreement will be extended in the event that the current agreement between Pacer International and the Union Pacific Railroad Company, or its successor, is extended. The effect of this provision is that the stacktrain services agreement and our agreement with the Union Pacific Railroad Company will expire simultaneously.

   TPI CHASSIS SUBLET AGREEMENT

   Pursuant to a TPI chassis sublet agreement, APL Limited sublets chassis to us for use in the transport of international freight on the stacktrain network on behalf of international shippers other than APL Limited. The number of chassis to be sublet is determined according to a market plan which we deliver to APL Limited prior to each year during the term of the TPI chassis sublet agreement. If our chassis requirements decrease from the current market plan allocation and APL Limited does not absorb the additional chassis into its own fleet, we are responsible for any early lease termination penalties incurred by APL Limited. If our need for chassis increases beyond the current market plan allocation, APL Limited will supply additional chassis to the extent they are available for our use. The TPI chassis sublet agreement provides that if we consistently exceed our allocation of chassis under our market plan, or if APL Limited consistently supplies less than such allocation, both parties will promptly discuss the remedies for such an excess or shortage. The term of the TPI chassis sublet agreement is the same as the term of the stacktrain services agreement. If the TPI chassis sublet agreement is terminated prior to 2019, we may require APL Limited to assign the leases for all of the chassis covered under the agreement to us.

   EQUIPMENT SUPPLY AGREEMENT

   An equipment supply agreement sets forth the mechanics of the supply of containers and chassis from APL Limited to us for repositioning by us within the interior United States. The containers and chassis which are subject to the agreement are used by APL Limited in its international shipping operations. Specifically, the equipment supply agreement sets forth the underlying interchanges of possession and supply points and return locations for the repositioning of the containers and chassis. If we fail to reposition the equipment within the time frame specified in the agreement, we are charged $10 per day per container and $4.85 per day per chassis until repositioned. Under the equipment supply agreement we are liable for the actual cost of repair for each damaged container and chassis if the cost exceeds $100. The equipment supply agreement has the same term as the stacktrain services agreement.

   NON-COMPETITION AGREEMENT

   Pursuant to a non-competition agreement, Neptune Orient Lines Limited, a Singapore corporation and the parent of APL Limited, APL Limited and their affiliates agreed not to compete with us, either through ownership of, participation in management of, or by lending their respective names to, any business involved in arranging stacktrain services for a period of ten years from May 28, 1999, the closing date of our recapitalization. Neptune Orient Lines, APL Limited and their affiliates further agreed to refrain from soliciting or recruiting any person employed by us as of the closing date of our recapitalization for a period of ten years.

   PRIMARY OBLIGATION AND GUARANTY AGREEMENT

   We are a party to a primary obligation and guaranty agreement dated March 15, 1999, with Neptune Orient Lines Limited, the parent of APL Limited. The primary obligation and guaranty agreement provides that, prior to an initial public offering by APL Limited or APL Bermuda Pte. Ltd., its affiliate, Neptune Orient Lines will be directly liable for all of APL Limited's obligations under the agreements described above. Following an initial public offering of APL Limited or APL Bermuda Pte. Ltd., Neptune Orient Lines will guarantee any payments owed to us by APL Limited. Such guarantee is subject to the requirement that we first exhaust our rights to collect any guaranteed obligations from APL Limited, so long as the collection efforts against APL Limited, in our judgment or the judgment of Coyote Acquisition LLC, do not prejudice in any manner the ability of Coyote Acquisition and us to collect on the guarantee, in which case we and Coyote Acquisition LLC can proceed directly against Neptune Orient Lines. The primary obligation and guaranty agreement will terminate when all other agreements and all other guaranteed obligations are terminated or satisfied.

COYOTE ACQUISITION LLC


   Pursuant to a Plan of Reorganization among us and Coyote Acquisition LLC, prior to the effective date of the registration statement of which this prospectus is a part, Coyote Acquisition LLC will contribute all of its assets to us in exchange solely for newly issued shares of our common stock. Coyote's assets consist solely of 17,824,000 shares of our common stock. We will issue 17,824,000 shares of our common stock to Coyote in the transaction. The reorganization has no effect on the number of shares owned by Coyote or Coyote's rights as a stockholder. Subsequent to the reorganization and prior to the effective date of the registration statement of which this prospectus is a part, Coyote will distribute 16,041,600 of these shares to its sole member, Apollo Investment Fund IV, L.P.


EXCHANGE OF PACER LOGISTICS PREFERRED STOCK

   Pursuant to a Share Exchange Agreement and Plan of Reorganization between us, Pacer Logistics and the holders of the Pacer Logistics preferred stock, the 22,348.44 outstanding shares of Pacer Logistics preferred stock are being exchanged for 4,469,688 shares of our common stock in connection with this offering, representing an exchange ratio of 200 shares of common stock for each outstanding share of Pacer Logistics preferred stock. In the exchange, Mr. Orris will receive 465,850 shares of common stock and Mr. Angeli will receive 452,832 shares of common stock.

MANAGEMENT AGREEMENT WITH APOLLO

   We have entered into a management agreement with Apollo Management, an affiliate of Coyote, our principal shareholder, for financial and strategic services as the Board of Directors may reasonably request. The annual fee which has been paid for these services for each of the years ended December 28, 2001 and December 29, 2000 was $0.5 million, and for the partial year ended December 31, 1999 was $0.3 million. In addition, we paid Apollo a fee of $1.5 million in 1999 in connection with the recapitalization.

ARRANGEMENTS WITH CURRENT AND FORMER DIRECTORS AND EXECUTIVE OFFICERS

   We lease a facility consisting of office, warehousing and trucking space from A&G Investments, a California general partnership of which Messrs. Goldfein and Steiner are the only partners. Mr. Goldfein is a stockholder and a former Director and Executive Vice President of our company. Mr. Steiner is a stockholder and a former Executive Vice President of our company. Lease payments were $0.1 million, $0.6 million, $0.5 million and $0.3 million for the three months ended April 5, 2002 and for the years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively.

   We lease warehouse and dock facilities in Southern California from KU Realty, Inc. which is owned by Messrs. Keller and Uchida. Mr. Keller is a stockholder and former President of the Freight Consolidation and Handling Division of our company. Lease payments were $0.5 million, $1.8 million and $1.8 million for the three months ended April 5, 2002 and for the years ended December 28, 2001 and December 29, 2000, respectively.

   In February 2002, July 2001, February 2001 and August 2000 we paid scheduled semi-annual interest payments amounting to $0.2 million for the three months ended April 5, 2002, $0.4 million in 2001 and $0.2 million in 2000 to Mr. Keller on the $5.0 million 8.0% subordinated note issued in January 2000 as part of the purchase price for the acquisition of Conex assets.

   In April 2000, we repaid $0.4 million, including accrued interest, in notes payable to Messrs. Orris, Angeli and Cross. The notes were part of the purchase price for Pacer Logistics acquired on May 28, 1999.

   We leased a facility consisting of office space from Richard P. Hyland, a stockholder and a former Executive Vice President of our company. Such lease was pursuant to an oral agreement and was on a month-to-month basis. The lease terminated on December 31, 1999.

   In connection with the acquisition of Rail Van, we assumed a lease that had been entered into by Rail Van with an entity associated with Messrs. Bruncak and Brashares and certain former shareholders of Rail Van. This lease commenced in April 2001, with an annual rental payment of approximately $1.3 million. Lease payments were $0.4 million and $1.1 million for the three months ended April 5, 2002 and for the year ended December 28, 2001, respectively.

RESTRICTIONS ON TRANSACTIONS WITH AFFILIATES

   Transactions between us and our officers, directors and affiliates are subject to the provisions of Tennessee law and to the provisions of our credit agreement and the indenture for our senior subordinated notes. The Tennessee Business Corporation Act provides that a transaction with the corporation in which a director or officer of the corporation has a direct or an indirect interest is not voidable by the corporation solely because of the director's or officer's interest if the material facts are disclosed or known to, and the transaction is approved or ratified by, the disinterested directors or stockholders, or if the transaction was fair to the corporation. The Tennessee Business Corporation Act also provides that a corporation may not lend money or guarantee the obligation of a director or officer, unless the arrangement is approved by the stockholders or the board of directors determines that the arrangement benefits the corporation and approves it.

   Under the indenture for our senior subordinated notes, we may not, subject to specified exceptions, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any of our affiliates except for transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a person that is not our affiliate; and

    . if the affiliate transaction involves aggregate payments or other property with a fair market value in excess of $2.0 million, the transaction must be approved by our Board of Directors, and

    . if the affiliate transaction involves an aggregate fair market value of more than $10.0 million, we have, prior to the consummation of the transaction, obtained a favorable opinion from an independent financial advisor as to the fairness of the transaction to us from a financial point of view.

   Similarly under our credit facility, we may not, subject to specified exceptions, enter into any transaction or series of transactions with any of our affiliates other than on terms and conditions substantially as favorable to us as would be reasonably expected to be obtainable by us at the time in a comparable arm's-length transaction with a person that is not our affiliate. The foregoing restrictions of our indenture and credit agreement will continue to apply to us so long as the notes and borrowings under our credit agreement, respectively, are outstanding.

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                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR SECURED CREDIT FACILITY

   We have entered into a credit agreement, as amended, with a syndicate of financial institutions. Our credit agreement provides for the following:

    . a seven-year term loan maturing in 2006 in an original principal amount of $135 million, of which $131.3 million was outstanding as of April 5, 2002, which was used to finance in part our recapitalization and certain related costs and expenses, and to refinance certain indebtedness of our company;

    . a seven-year $40.0 million term loan maturing in 2006, of which $39.5 million was outstanding as of April 5, 2002, which was used to finance, in part, our acquisition in 2000 of Rail Van and certain related costs and expenses, and to refinance certain indebtedness of Rail Van and its subsidiaries; and

    . a five-year $100.0 million revolving credit facility maturing in 2004, of which up to $25 million may include letters of credit, to be used for, among other things, working capital and general corporate purposes of our company and its subsidiaries, including, without limitation, effecting acquisitions having an aggregate consideration not exceeding $25 million and satisfying other specified conditions, including pro forma ratios relating to interest coverage, total debt to EBITDA and senior debt to EBITDA.

   We intend to use the net proceeds of this offering to repay the remaining outstanding portion of the $40.0 million term loan, approximately $28 million of the outstanding portion of the $135 million term loan and $66.5 million of borrowings under the revolving credit facility. See "Use of Proceeds."

   The term loans are required to be prepaid with, and after the repayment in full of such loans, permanent reductions to the revolving credit facility are required in an amount equal to:

    . 100.0%, or 75% if our ratio of total debt to EBITDA is less than 3.50 to 1, of the net cash proceeds of all asset sales and dispositions by our company and its subsidiaries, subject to exceptions;

    . 100.0%, or 75% if our ratio of total debt to EBITDA is less than 3.50 to 1, of the net cash proceeds of issuances of certain debt obligations and certain preferred stock by our company and its subsidiaries, subject to exceptions;

    . 50.0%, or 0% if our ratio of total debt to EBITDA is less than 3.50 to 1, of the net cash proceeds from common equity and specified preferred stock issuances by our company and its subsidiaries, subject to exceptions, including in connection with acquisitions described above;

    . a specified percentage, ranging from 75% if our ratio of total debt to EBITDA is greater than 3.50 to 1 to 0% if such ratio is less than 2.5% to 1, of annual excess cash flow, determined generally as the amount by which our operating cash flow exceeds the sum of our capital expenditures, repayments of indebtedness and certain other amounts; and

    .  100.0% of certain insurance proceeds, subject to the exceptions.

   Such mandatory prepayments and permanent reductions will be allocated first, to the term loans and second, to permanently reduce the revolving credit facility. With respect to the term loans, in the case of proceeds received as a result of the occurrence of an event described in the first, fourth and fifth bullets of the immediately preceding paragraph, the proceeds shall be applied among the term loans on a pro rata basis and, in the case of proceeds received as a result of the occurrence of an event described in second and third bullets of the immediately preceding paragraph, the proceeds shall be applied first, to the $40.0 million term loan and, after the repayment in full of the $40.0 million term loan, to the $135.0 million term loan. Our credit agreement requires that we make annual amortization payments of $1.35 million in the years 2002 to 2005, in the case of the

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$135.0 million term loan, and $0.4 million in the years 2002 to 2005, in the case of the $40.0 million term loan, in each case payable in quarterly installments.

   Voluntary prepayments and commitment reductions are permitted in whole or in part, subject to minimum prepayment or reduction requirements, without premium or penalty, provided that voluntary prepayments of loans bearing interest based on the Eurodollar rate on a date other than the last day of the relevant interest period are subject to payment of customary breakage costs, if any, which are intended to compensate the lender for all costs and liabilities resulting from the need to liquidate or reemploy deposits used by the lender to fund its loan to us.

   Borrowings under our credit agreement bear interest at our option at the Eurodollar rate or a base rate equal to the highest of the prime lending rate as determined by the agent, 1/2 of 1% in excess of the federal funds rate and 1/2 of 1% in excess of an adjusted certificate of deposit rate, plus in each case an applicable margin, determined by reference to our ratio of total debt to EBITDA, ranging from 2.75% to 2% in the case of revolving credit loans bearing interest at the Eurodollar rate, 1.75% to 1.0% in the case of revolving credit loans bearing interest at the base rate, 3.0% to 2.5% in the case of term loans bearing interest at the Eurodollar rate and 2.0% to 1.5% in the case of term loans bearing interest at the base rate.

   We may elect interest periods of 1, 2, 3 or 6 months, or to the extent available to each lender with loans and/or commitments under the relevant facility, 9 or 12 months for loans bearing interest at the Eurodollar rate. With respect to loans bearing interest at the Eurodollar rate, interest is payable at the end of each interest period and, in any event, at least every 3 months. With respect to loans bearing interest based on the base rate, interest is payable quarterly on the last business day of each fiscal quarter. In each case, calculations of interest are based on a 360-day year and actual days elapsed.

   Our credit agreement provides for payment by our company in respect of outstanding letters of credit of:

    . an annual fee equal to the applicable margin from time to time in effect for loans bearing interest at the Eurodollar rate on the aggregate outstanding stated amounts of such letters of credit;

    . a fronting fee equal to 1/4 of 1.0% per annum on the aggregate outstanding stated amounts of such letters of credit; and

    .  customary administrative charges.

   We pay a commitment fee equal to a percentage equal to 1/2 of 1.0% per annum on the undrawn portion of the available commitment under the revolving credit facility, subject to decrease based on our ratio of total debt to EBITDA and subject to increases based on the amount of unused commitments under the revolving credit facility.

   The loans, letters of credit and other obligations under our credit agreement are guaranteed by all of our existing and future direct and indirect wholly-owned domestic subsidiaries. Our obligations and the obligations of such subsidiaries are secured by a first priority perfected lien on substantially all of our properties and assets and substantially all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions. The security includes a pledge of all capital stock and notes owned by us and such subsidiaries, provided that, generally no more than 66 2/3% of the stock of our foreign subsidiaries is required to be pledged.

   Our credit agreement and related documentation contains customary representations and warranties by our company and its subsidiaries. In addition, our credit agreement contains customary covenants restricting our ability and the ability of certain of our subsidiaries to, among other things:

    .  declare dividends;

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    .  prepay debt;

    .  incur liens;

    .  make investments;

    .  incur additional indebtedness;

    .  amend our organizational, corporate and other specified documents;

    .  make capital expenditures;

    .  engage in mergers, acquisitions and asset sales;

    .  engage in transactions with affiliates and formation of subsidiaries; and

    .  issue redeemable common stock and preferred stock.

   In addition, we are required to comply with customary affirmative covenants and maintain financial ratios relating to interest coverage and total debt for EBITDA.

   Events of default under our credit agreement include:

    . our failure to pay principal or interest when due or pay a reimbursement obligation on a letter of credit;

    .  a material breach of any representation or warranty;

    .  covenant defaults;

    .  events of bankruptcy;

    .  a change of control of our company; and

    .  other customary events of default.

SENIOR SUBORDINATED NOTES


   On May 28, 1999 we issued $150.0 million aggregate principal amount of 11 3/4% Senior Subordinated Notes due 2007. On December 9, 1999, we exchanged those notes for $150.0 million aggregate principal amount of notes that had been registered under the Securities Act. Interest on the senior subordinated notes is payable semi-annually in cash on June 1 and December 1 of each year, beginning December 1, 1999.


   The senior subordinated notes are guaranteed by all of our subsidiaries. The senior subordinated notes are our unsecured obligations and rank behind all our existing and future senior indebtedness.

   The indenture pursuant to which our senior subordinated notes were issued contains covenants that, among other things limit our ability to:

    .  incur additional indebtedness;

    .  engage in sale-leaseback transactions;

    .  pay dividends or make certain other distributions;

    .  sell assets;

    .  redeem capital stock;

    .  effect a consolidation or merger;

    .  enter into transactions with stockholders and affiliates; and

    .  create liens on our assets.

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   We have the option to redeem the senior subordinated notes at any time after
June 1, 2003, at redemption prices declining from 105.875% to 100% on or after June 1, 2005 of their principal amount, plus any accrued and unpaid interest. Before June 1, 2002, we may also redeem up to 35% of the aggregate principal amount of the senior subordinated notes with the proceeds from sales of our common equity at a redemption price equal to 111.750% of their principal amount on such date plus accrued and unpaid interest. Upon a change of control, we are required to make an offer to purchase the senior subordinated notes at a purchase price equal to 101% of their principal amount, plus accrued interest. In addition, upon a change of control prior to June 1, 2003, we may redeem the notes at a redemption price equal to the principal amount thereof plus a make-whole premium, plus accrued interest. The make-whole amount is equal to the greater of 1% of the then outstanding principal amount of the notes, and an amount equal to the sum of the present values of all remaining interest and principal payments due on the notes and the premium payment due assuming a redemption on June 1, 2003, computed by using a discount rate equal to the yield to maturity at the time of determination plus 50 basis points of United States Government Treasury securities with a constant maturity most nearly equal to the period from the date of redemption to June 1, 2003 minus the then outstanding principal amount of the notes and accrued interest paid on the date of redemption.

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                         DESCRIPTION OF CAPITAL STOCK

   Under our second amended and restated charter which will be effective upon the completion of this offering, our capital stock will consist of 150,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of April 5, 2002 and after giving effect to the exchange of all outstanding shares of Pacer Logistics exchangeable preferred stock for 4,469,688 shares of our common stock prior to the consummation of this offering, there were outstanding 27,561,848 shares of common stock held by 25 stockholders of record and no shares of preferred stock were outstanding. In addition, there were outstanding options to purchase an aggregate of 2,431,028 shares of common stock at April 5, 2002.

   The following description of our capital stock, provisions of our second amended and restated charter and our amended bylaws and specific provisions of Tennessee laws are summaries thereof and are qualified in their entirety by reference to the Tennessee Business Corporation Act ("TBCA"), and our second amended and restated charter and amended bylaws. Copies of our second amended and restated charter and amended bylaws have been filed with the Commission as exhibits to our registration statement, of which this prospectus forms a part.

COMMON STOCK

   The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from funds legally available therefor, subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future. The holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by stockholders. Our amended and restated charter does not provide for cumulative voting in connection with the election of directors, and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock.

   Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.

PREFERRED STOCK

   As of the closing of this offering, no shares of our preferred stock will be outstanding. Under our second amended and restated charter, our board of directors, without further action by our stockholders, will be authorized to issue 50,000,000 shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and preferences on liquidation or dissolution of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

OTHER CHARTER AND BY-LAW PROVISIONS

   Some provisions of our second amended and restated charter and amended bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what the board of directors believes to be in our best interests and the best interests of our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our

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outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Pacer International. The provisions are also intended to discourage some tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if the event would be favorable to the interests of our stockholders.

   CLASSIFIED BOARD OF DIRECTORS

   Our second amended and restated charter will provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors who may be elected by holders of any preferred stock we may issue in the future. As a result, approximately one-third of our board of directors will be elected each year. The classified board provision will promote the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classified board provision could have the effect of discouraging a third-party from making an unsolicited tender offer or otherwise attempting to obtain control of us without the approval of our board of directors. In addition, the classified board provision could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

   STOCKHOLDER ACTION ONLY BY UNANIMOUS WRITTEN CONSENT; SPECIAL MEETINGS

   Stockholder action can only be taken at an annual or special meeting of stockholders or by written consent if the stockholders unanimously agree to take action by written consent in lieu of a meeting. Our second amended and restated charter and amended bylaws will provide that special meetings of stockholders may be called only by our board of directors, our Chairman or Chief Executive Officer or two or more members of our board of directors. Our stockholders are not permitted to call a special meeting of stockholders or to require that our board of directors call a special meeting. Our amended bylaws provide that only those matters included in the notice of special meeting may be considered or acted upon at the special meeting.

   ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINEES

   Our second amended bylaws will establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or by a stockholder who has given timely written notice to our Secretary prior to the meeting at which directors are to be elected will be eligible for election as our directors. The stockholder notice procedure also provides that at an annual meeting only business properly brought before the meeting by, or at the direction of, our board of directors or by a stockholder who has given timely written notice to our Secretary of that stockholder's intention to bring the business before the meeting, shall be conducted and acted upon. Under the stockholder notice procedure, if a stockholder desires to submit a proposal or nominate persons for election as directors at an annual meeting, the stockholder's written notice must be delivered to or mailed and received not less than 90 days nor more than 120 days prior to the first anniversary of the date our notice of annual meeting was provided with respect to the previous year's annual meeting. If no annual meeting was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 days earlier than or 60 days later then the anniversary date of the previous years annual meeting of stockholders, then notice by the stockholder must be received by us not more than 90 days before nor later than the later of 60 days prior to the annual meeting or the tenth day following the date on which public announcement of the annual meeting is first made. In addition, under the stockholder notice procedure, a stockholder's notice proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting in accordance with the stockholder notice procedure, the business will not be discussed or transacted.

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   NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

   Our second amended and restated charter and amended bylaws will provide that our board of directors will consist of not less than 3 nor more than 18 directors, other than directors elected by holders of our preferred stock, the exact number to be fixed from time to time by resolution adopted by our directors. Further, subject to the rights of the holders of any series of our preferred stock, if any, our second amended and restated charter and amended bylaws will authorize our board of directors to elect additional directors under specified circumstances and fill any vacancies that occur in our board of directors by reason of death, resignation, removal or otherwise. A director so elected by our board of directors to fill a vacancy or a newly created directorship holds office until the next annual meeting of stockholders and until his successor is elected and qualified. Subject to the rights of the holders of any series of our preferred stock, if any, our second amended and restated charter and amended bylaws will also provide that directors may be removed only for cause and only by the affirmative vote of holders of seventy-five percent (75%) of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class unless a vote of a special group is otherwise required by law. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by a director's removal with its own nominees.

   BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

   Our second amended and restated charter will provide that a "related person" cannot engage in a "business combination" with us unless the combination:

    . takes place at least five years after the related person became a related person; and

    . either is approved by at least 75% of the outstanding voting stock not beneficially owned by the related person or its affiliates or associates at a properly called stockholders' meeting or satisfies specified fairness conditions including, among others, the requirement that the per share consideration received in any such business combination by each of our stockholders is not less than the highest of

       -- the highest per share price paid by the related person during the preceding five year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash during such period, up to the amount of such interest,

       -- the highest preferential amount, if any, such class or series is entitled to receive on liquidation, plus the aggregate amount of preferred dividends declared or due or

       -- the market value of the shares on either the date the business combination is announced or the date when the related person reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

These provisions apply unless the business combination or the transaction that resulted in a stockholder becoming a related person is approved by our board of directors before that entity becomes a related person, the related person became a related person prior to the date of our initial public offering or our board determines that the related person inadvertently became a related person and the related person as soon as practicable divests itself of a sufficient number of shares so that it is no longer a related person.

Our second amended and restated charter will define "business combination," generally to mean any:

      . merger or consolidation;

      . share exchange;

      . sale, lease, exchange, pledge, mortgage or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of

          -- the market value of consolidated assets,

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          -- the market value of the corporation's outstanding shares or

          -- the corporation's consolidated net income;

      . issuance or transfer of shares from the corporation to the related person;

      . plan of liquidation;

      . transaction in which the related person's proportionate share of the outstanding shares of any class of securities is increased; or

      . financing arrangements pursuant to which the related person, directly or indirectly, receives a benefit except proportionately as a stockholder.

   Our second amended and restated charter will define "related person" generally to mean any person, other than Apollo Management Coyote Acquisition LLC, Coyote Acquisition II LLC and their affiliates, who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation's stock at any time within the five-year period preceding the date in question.

   The effect of the above may make a change of control of us harder by delaying, deferring or preventing a tender offer or takeover attempt that you might consider to be in your best interest, including those attempts that might result in the payment of a premium over the market price for your shares. They may also promote the continuity of our management by making it more difficult for stockholders to remove or change the incumbent members of the board of directors.

   The foregoing provisions of our second amended and restated charter are substantially similar to the provisions of the Tennessee Business Combination Act. We have included these provisions in our second amended and restated charter because we are not currently subject to the Combination Act. In order for a corporation to be governed by the provisions of the Combination Act, the corporation must satisfy two of six specified tests and we currently satisfy only one of the six tests. If in the future we satisfy any two of the six tests, we would also become subject to the provisions of the Combination Act as well as the provisions of our charter.

   AMENDMENT OF CHARTER

   The provisions of our second amended and restated charter that would have anti-takeover effects as described above will be subject to amendment, alteration or repeal at a meeting of the stockholders by the affirmative vote of the holders of not less than seventy-five (75%) of the outstanding shares of voting securities. This requirement will make it more difficult for stockholders to make changes to the provisions in our second amended and restated charter which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions of our amended and restated charter.


   AMENDMENT OF BYLAWS

   Our second amended and restated charter will provide that our amended bylaws are subject to adoption, amendment, alteration or repeal either by our board of directors without the assent or vote of our stockholders, or by the affirmative vote of the holders of not less than seventy-five (75%) of the outstanding shares of voting securities. This provision makes it more difficult for stockholders to make changes in our amended bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending our amended bylaws.

TENNESSEE GREENMAIL ACT

   The Tennessee Greenmail Act prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of our securities who has beneficially owned the securities for less than two years. We can make this purchase if the majority of the

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outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of that class.

CONTROL SHARE ACQUISITION ACT

   The Tennessee Control Share Acquisition Act strips a purchaser's shares of voting rights any time an acquisition of shares in a Tennessee corporation which has elected to be covered by the Tennessee Control Share Acquisition Act brings the purchaser's voting power to one-fifth, one-third or a majority of all voting power. The purchaser's voting rights can be restored only by a majority vote of the other stockholders. The purchaser may demand a meeting of stockholders to conduct such a vote. The purchaser can demand a meeting for this purpose before acquiring shares in excess of the thresholds described above, which we refer to as a control share acquisition, only if it holds at least 10% of the outstanding shares and announces a good faith intention to make the acquisition of shares having voting power in excess of the thresholds stated above. If a target corporation so elects prior to the date on which a purchaser makes a control share acquisition, a target corporation may redeem the purchaser's shares if the shares are not granted voting rights.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Our second amended and restated charter provides that, to the fullest extent permitted by the TBCA, a director will not be liable to us or our shareholders for monetary damages resulting from a breach of his or her fiduciary duty as a director. Under the TBCA, directors have a fiduciary duty which is not eliminated by this provision in our charter. In some circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the TBCA for breach of the director's duty of loyalty, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law and for payment of dividends that are prohibited by the TBCA. This charter provision does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

   The TBCA provides that a corporation may indemnify any director or officer made a party to a proceeding because the individual is or was a director or officer against liability incurred in connection with a proceeding if the director or officer acted in good faith, and reasonably believed, in the case of conduct in his or her official capacity with the corporation, that the conduct was in the corporation's best interest, and in all other cases that the conduct was at least not opposed to the corporation's best interest. In connection with any criminal proceeding, a corporation may indemnify any director or officer who satisfies the conditions above and had no reasonable cause to believe that his or her conduct was unlawful.

   In actions brought by or in the right of the corporation, however, the TBCA does not allow indemnification if the director or officer was adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer in which the director or officer was adjudged liable because a personal benefit was improperly received.

   Notwithstanding the foregoing, the TBCA provides that a court may order a corporation to indemnify a director or officer for reasonable expense if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met or the individual was adjudged liable for improperly receiving a personal benefit .

   In cases when the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in connection with the proceeding, unless the corporation limits this obligation in its charter.

   Our amended bylaws provide that we shall indemnify and advance expenses to our directors and officers to the fullest extent permitted by the TBCA. We also maintain insurance to protect any director or officer against any liability and will enter into indemnification agreements to indemnify our directors in addition to the indemnification provided in our amended and restated charter and amended bylaws.

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OTHER AGREEMENTS

   SHAREHOLDERS' AGREEMENTS

   APL SHAREHOLDERS AGREEMENT. We are a party to a shareholders agreement with Coyote I and Coyote II, both of which are affiliates of and controlled by Apollo Management, and APL Limited (the "APL Shareholders Agreement") which governs aspects of the relationship between ourselves and our currently existing shareholders. The APL Shareholders Agreement contains, among other matters:

    . a provision restricting the rights of APL Limited to transfer its shares of our common stock, subject to permitted or required transfers and a right of first refusal in favor of us and the Coyote entities. Such transfer restrictions include the right of our board of directors to prohibit the proposed transfer if they determine that the proposed transferee is engaged in any competitive business or such transfer would be materially detrimental to our interests;

    . incidental registration rights in the event we effect a registration of our common stock other than in connection with an initial public offering;

    . participation rights, triggered by the sale of more than 25% of our common stock held by the Coyote entities, that permit APL Limited to participate in the sale on a pro rata basis; provided that the participation rights are not triggered by a public offering; and

    . bring along rights, triggered in the event that the Coyote entities shall transfer to any person other than us an amount greater than 25% of the number of shares of our common stock outstanding at the time of the proposed transfer, that permit the Coyote entities to require APL
       Limited to transfer an equivalent portion of our common stock held by it.

   The APL Shareholders Agreement will terminate upon the earlier of:

    .  May 28, 2009; or

    . such time as we are a public company with equity securities listed on a national securities exchange or publicly traded in the over-the-counter market and the Coyote entities shall have sold, in the aggregate, pursuant to one or more public offerings 9,390,000 shares of our common stock held by them as of the effective time of our recapitalization.

   MANAGEMENT SHAREHOLDERS AGREEMENT. We are party to a shareholders' agreement (the "Management Shareholders' Agreement") with Coyote I, Coyote II and Donald C. Orris, Gerry Angeli, Robert L. Cross, Gary I. Goldfein, Allen E. Steiner, John W. Hein and Richard P. Hyland, all of whom were members of Pacer Logistics management at the time of our recapitalization, each of the former shareholders of Rail Van and Kelco Logistics, Inc. (formerly Conex Freight Systems, Inc.) (the "Management Shareholders"). As of April 5, 2002 after giving effect to the shares of our common stock to be issued in exchange for the Pacer Logistics exchangeable preferred stock, the Management Shareholders would have owned 6,676,015 shares, or 24.2%, of our outstanding common stock (or 18.1% of our common stock upon consummation of this offering). The terms of the Management Shareholders Agreement, including termination provisions, are substantially similar to those of the APL Shareholders' Agreement set forth above and contain, among other matters,

    . the grant of an irrevocable voting proxy by each of the Management Shareholders to the other Management Shareholders upon the happening of certain events such as death or change in marital status;

    .  the appointment of Donald C. Orris as our chief executive officer;

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

    . a provision restricting our right to engage in specified material transactions with Apollo Management, or any affiliates of Apollo unless such transactions are on an "arms-length basis" and receive the consent of our chief executive officer; and

    . a non-compete covenant restricting the Management Shareholders from participating directly or indirectly in any business which may deemed competitive with ours.

   INVESTORS SHAREHOLDERS AGREEMENT. We are party to a shareholders' agreement (the "Investors Shareholders' Agreement") with affiliates of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc., two of the representatives of the underwriters (collectively, the "Investors"), and Coyote I and Coyote II. The terms of the Investors Shareholders Agreement are substantially similar to those of the APL Shareholders Agreement set forth above and contain, among other matters,

    . participation rights, triggered by the sale of more than $16 million of our common stock by the Coyote entities, that permit the Investors to participate in the sale on a pro rata basis;

    . bring along rights, triggered in the event that the Coyote entities transfer any of their shares of our common stock to a third-party, that permit the Coyote entities to require the Investors to transfer an equivalent portion of their common stock;

    . a grant of a voting proxy with respect to 452,941 shares, or 1.2% of the shares of common stock to be outstanding after the offering (387,925 shares or 1.1% if the underwriters' overallotment option is exercised in full), by the Investors to Joshua J. Harris and any additional successor proxyholder as may be appointed by the Coyote entities, coupled with the exclusive right to take all actions in such proxyholder's sole and absolute discretion; provided that the voting proxy shall terminate upon the earlier of:

       -- May 28, 2009; and

       -- at such time that Coyote shall own less than 10% of our outstanding common stock on a fully diluted basis; and

    . an automatic termination provision providing for the termination of the Investors Shareholders Agreement at such time that Coyote shall own less than 10% of our outstanding common stock on a fully diluted basis.

   COYOTE REGISTRATION RIGHTS AGREEMENT

   In addition to the shareholders' agreements, we entered into a separate registration rights agreement with Coyote Acquisition LLC and Coyote Acquisition II LLC pursuant to which such affiliates obtained demand and incidental registration rights. As a result, at Apollo's written request, we are obliged to prepare and file a registration statement covering the shares so requested to be registered by the Coyote entities. All of the 14,177,059 shares of common stock owned by the Coyote entities after this offering (12,142,075 if the underwriters exercise the over-allotment option in full) have registration rights under this agreement. In addition, should we propose to register any of our own common stock for sale to the public, the Coyote entities have the opportunity to include their common stock in the same or concurrent registration statement filed by us. We will bear all expenses, with the exception of selling expenses, incurred in the registration process.

NASDAQ TRADING


   Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "PACR" subject to official notice of issuance.


TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the common stock is LaSalle Bank National Association.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, 36,811,848 shares of common stock will be outstanding, excluding 2,431,028 shares reserved at April 5, 2002 for issuance upon exercise of options that have been granted under our stock option plan (533,854 of which were exercisable at such date). Of these shares, the 14,000,000 shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining 22,811,848 shares of common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of the common stock (approximately 368,118 shares immediately after this offering) and the average weekly trading volume of the common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date of such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.

   Commencing 180 days after the date of this prospectus, approximately 17,276,996 outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules and 923,584 of the restricted securities will be saleable without regard to these restrictions under Rule 144(k).

   Our executive officers, directors and stockholders named in this prospectus, together with other stockholders and optionholders that collectively hold after this offering 22,811,960 shares of common stock and substantially all of the shares of common stock issuable upon exercise of options have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.

   Promptly upon completion of the offering, we intend to file a registration statement on Form S-8 with the SEC to register 3,035,334 shares of our common stock reserved for issuance or sale under our stock option plan. As of April 5, 2002, there were outstanding options to purchase a total of 2,431,028 shares of common stock, 533,854 of which were vested. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plan will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

   We have granted the Coyote entities demand and incidental registration rights with respect to the 14,177,059 shares of common stock owned by them after this offering (12,142,075 shares assuming the underwriters exercise the over-allotment option in full). In addition, stockholders holding approximately 8,023,123 outstanding shares

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

of our common stock after this offering (7,958,107 shares assuming the underwriters exercise the over-allotment option in full) have been granted incidental registration rights in the event we effect a registration of our common stock under the Securities Act. See "Description of Capital Stock--Other Agreements--Shareholders' Agreements" and "--Coyote Registration Rights Agreement."

   Prior to the offering, there has been no established market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, common stock in the public market may have an adverse effect on the market price for the common stock.

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

                  MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO
                       NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

   The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

   This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, specific rules that may apply to certain non-U.S. holders, including banks, insurance companies, partnerships or other pass-through entities, expatriates, dealers and traders in securities, or special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction. This discussion is based on provisions of the Code, Treasury regulations and administrative and judicial interpretations as of the date of this prospectus. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

   For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock that is any of the following for U.S. federal income tax purposes:

    . a nonresident alien individual within the meaning of Section 7701(b) of the Code,

    . a foreign corporation or other foreign entity taxable as a corporation under U.S. federal income tax law, or

    . a foreign estate or trust within the meaning of Section 7701(a) of the Code.

   If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of common stock, we suggest you consult your own tax advisor.

DISTRIBUTIONS

   If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your tax basis in the common stock to the extent these distributions exceed those earnings and profits. Distributions in excess of our current and accumulated earnings and profits and your tax basis in the common stock (determined on a share by share basis) will be treated as a gain from the sale or exchange of the common stock, the treatment of which is discussed below. Dividends paid to a non-U.S. holder that are not effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain information reporting requirements are satisfied, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

   The U.S. federal withholding tax generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income

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

tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.

   A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the Internal Revenue Service.

   Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business within the U.S. and, if a tax treaty applies, attributable to a non-U.S. holder's U.S. permanent establishment, are exempt from U.S. federal withholding tax if the non-U.S. holder furnishes to us or our paying agent a properly completed IRS Form W-8ECI (or successor form) containing the non-U.S. holder's taxpayer identification number. However, dividends exempt from U.S. federal withholding tax because they are "effectively connected" or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable tax treaty.

GAIN ON DISPOSITION OF COMMON STOCK

   A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

    . The gain is effectively connected with a non-U.S. holder's conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a non-U.S holder's U.S. permanent establishment. In such a case, the non-U.S. holder generally will, unless an applicable tax treaty provides otherwise, be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to an additional branch profits tax as described above.

    . A non-U.S. holder who is an individual, holds our common stock as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. sourced capital losses.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

   We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

   Under certain circumstances, Treasury regulations require information reporting and backup withholding (currently at a rate of 30%), on certain payments on common stock. A non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable Treasury regulations or otherwise establish an exemption may be subject to information reporting and this backup withholding tax on payments of dividends.

   Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding unless the non-U.S. holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a

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

sale of our common stock by or through a foreign office of a foreign broker effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to payment of the proceeds of a sale of our common stock by or through a foreign office of a broker effected outside the United States if that broker is:

    .  a U.S. person,

    . a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States,

    .  a "controlled foreign corporation" as defined in the Code, or

    . a foreign partnership that at any time during its tax year either (i) has one or more U.S. persons that, in the aggregate, own more than 50% of the income or capital interests in the partnership or (ii) is engaged in the conduct of a trade or business in the United States.

   Information reporting requirements will not apply to the payment of the proceeds of a sale of our common stock if the broker receives a statement from the owner, signed under penalty of perjury, certifying such owner's non-U.S. status or an exemption is otherwise established. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

   Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided the required information and appropriate claim for refund is filed with the Internal Revenue Service.

FEDERAL ESTATE TAX

   Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be included in that individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

   The foregoing discussion is a summary of the material U.S. federal tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders for U.S. federal income and estate tax purposes. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, non-U.S. or other tax laws.

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

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated       , 2002, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., UBS Warburg LLC and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                NUMBER
             UNDERWRITER                                       OF SHARES
             -----------                                       ----------
Credit Suisse First Boston Corporation........................
Bear, Stearns & Co. Inc.......................................
Deutsche Bank Securities Inc..................................
J.P. Morgan Securities Inc....................................
UBS Warburg LLC...............................................
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
                                                               ----------
   Total...................................................... 14,000,000
                                                               ==========

   The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,100,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $         per share.
The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

                                                       PER SHARE                       TOTAL
                                             ----------------------------- -----------------------------
                                                WITHOUT          WITH         WITHOUT          WITH
                                             OVER-ALLOTMENT OVER-ALLOTMENT OVER-ALLOTMENT OVER-ALLOTMENT
                                             -------------- -------------- -------------- --------------
Underwriting Discounts and Commissions paid
  by us.....................................       $              $              $              $
Expenses payable by us......................       $              $              $              $
Underwriting Discounts and Commissions paid
  by the selling stockholders...............       $              $              $              $
Expenses payable by the selling stockholders       $              $              $              $

   The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We intend to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Bear, Stearns & Co. Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than the price recommended by Bear, Stearns & Co. Inc.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, the issuance of options under our existing stock plans and the issuance of common stock (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction, provided that the common stock (or such options, warrants and convertible securities) so issued is subject to the terms of a lock-up agreement having provisions that are substantially the same as the agreements described in the following paragraph.

   Our executive officers, directors and stockholders named in this prospectus, together with other stockholders and optionholders that collectively hold after this offering 22,811,960 shares of common stock and substantially all of the shares of common stock issuable upon exercise of options have agreed, subject to specified exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale at the initial public offering price up to 700,000 shares of the common stock for employees, directors and customers, independent contractors and agents, suppliers and other friends of us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The underwriters have agreed to indemnify us, our directors, our officers who sign the registration statements of which this prospectus is a part and our controlling persons against liabilities under the Securities Act, or contribute to payments that we and our controlling persons may be required to make in that respect.


   In connection with this offering, the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act.



   Our common stock has been approved for listing on The Nasdaq Stock Market's National Market subject to official notice of issuance.



   From time to time, Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. and their affiliates have provided, and will continue to provide, investment banking and other services (including acting as agents and lenders under our credit agreement) to us and certain existing stockholders, for which they receive customary fees and commissions. Pacer International Equity Investors LLC, an affiliate of Credit Suisse First Boston Corporation, beneficially owns 200,000 shares of our common stock, of which it is selling 49,020 shares in the offering (70,692 shares if the underwriters exercise their over-allotment option in full). DB Capital Investors, L.P., an affiliate of Deutsche Bank Securities Inc., beneficially owns 400,000 shares of our common stock, of which it is selling 98,039 shares in the offering (141,383 shares if the underwriters exercise their over- allotment option in full).


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

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings, and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range listed on the cover page of this preliminary prospectus may change as a result of market conditions and other factors.

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

    . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

    . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    . where required by law, that the purchaser is purchasing as principal and not as agent, and

    .  the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION--ONTARIO PURCHASERS ONLY

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

   All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS

   We are in compliance with the terms of the indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. The decision of Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Credit Suisse First Boston Corporation and Deutsche Bank Securities Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us and the selling shareholders.

                                 LEGAL MATTERS

   The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Bass Berry Sims PLC, Nashville, Tennessee. Certain legal matters relating to this offering will be passed upon for us by O'Sullivan LLP, New York, New York and for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

   The consolidated financial statements of Pacer International, Inc. as of December 28, 2001 and December 29, 2000 and for the years ended December 28, 2001, December 29, 2000 and December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   We have filed a registration statement on Form S-1 under the Securities Act to register with the SEC the shares offered by this prospectus. The term "registration statement" means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

   We are currently subject to some of the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, and other information relating to our business, financial statements and other matters with the SEC. We are not yet, however, subject to the SEC's proxy rules and do not currently file a proxy statement with the SEC. Upon completion of this offering, we will become subject to the SEC's proxy rules. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

   We intend to distribute to all holders of the shares of common stock offered in the offering annual reports containing audited consolidated financial statements together with a report by our independent certified public accountants.

               PACER INTERNATIONAL INC. AND SUBSIDIARY COMPANIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                     PAGE
                                                                                                     ----
UNAUDITED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of April 5, 2002 and December 28, 2001.....................  F-2
Condensed Consolidated Statement of Operations for the three months ended April 5, 2002 and April 6, 2001.................................................................................  F-3
Condensed Consolidated Statement of Stockholders' Equity for the year ended December 28, 2001 and the three months ended April 5, 2002..........................................................  F-4
Condensed Consolidated Statement of Cash Flows for the three months ended April 5, 2002 and April 6, 2001.................................................................................  F-5
Notes to Condensed Consolidated Financial Statements................................................  F-6

AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants................................................................... F-16
Consolidated Balance Sheets as of December 28, 2001 and December 29, 2000........................... F-17
Consolidated Statement of Operations for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999............................................................................. F-18
Consolidated Statement of Stockholders' Equity for the fiscal years ended December 28, 2001,
  December 29, 2000 and December 31, 1999........................................................... F-19
Consolidated Statement of Cash Flows for the fiscal years ended December 28, 2001, December 29,
  2000 and December 31, 1999........................................................................ F-20
Notes to Consolidated Financial Statements.......................................................... F-21

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)


                                                                   APRIL 5, 2002 DECEMBER 28, 2001
                                                                   ------------- -----------------
                                                                            (IN MILLIONS)
                             ASSETS
CURRENT ASSETS
   Cash and cash equivalents......................................    $    --         $    --
   Accounts receivable, net of allowances of $6.7 million and
     $7.0 million, respectively...................................      187.8           204.6
   Accounts receivable from APL...................................        5.9             6.6
   Prepaid expenses and other.....................................        9.8             8.4
   Deferred income taxes..........................................        4.0             5.6
                                                                      -------         -------
       Total current assets.......................................      207.5           225.2
                                                                      -------         -------
PROPERTY AND EQUIPMENT
   Property and equipment at cost.................................       88.6            87.1
   Accumulated depreciation.......................................      (30.4)          (27.8)
                                                                      -------         -------
       Property and equipment, net................................       58.2            59.3
                                                                      -------         -------
OTHER ASSETS
   Goodwill, net..................................................      281.5           281.5
   Deferred income taxes..........................................       56.7            57.5
   Other assets...................................................       10.3             9.4
                                                                      -------         -------
       Total other assets.........................................      348.5           348.4
                                                                      -------         -------
TOTAL ASSETS......................................................    $ 614.2         $ 632.9
                                                                      =======         =======

              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt and capital leases........    $   2.0         $   2.0
   Accounts payable and accrued liabilities.......................      184.9           203.1
                                                                      -------         -------
       Total current liabilities..................................      186.9           205.1
                                                                      -------         -------
LONG-TERM LIABILITIES
   Long-term debt and capital leases..............................      391.4           395.9
   Other..........................................................        3.1             3.2
                                                                      -------         -------
       Total long-term liabilities................................      394.5           399.1
                                                                      -------         -------
TOTAL LIABILITIES.................................................      581.4           604.2
                                                                      -------         -------
MINORITY INTEREST--EXCHANGEABLE PREFERRED STOCK OF A SUBSIDIARY...       25.7            25.7
                                                                      -------         -------
COMMITMENTS AND CONTINGENCIES (NOTE 6)
STOCKHOLDERS' EQUITY
   Preferred stock: $0.01 par value, 1,000,000 shares authorized,
     none issued and outstanding..................................         --              --
   Common stock: $0.01 par value, 150,000,000 shares authorized,
     23,092,160 and 23,089,494 issued and outstanding at
     April 5, 2002 and December 28, 2001, respectively............        0.2             0.2
   Additional paid-in-capital.....................................      118.5           118.5
   Unearned compensation..........................................       (0.3)           (0.3)
   Accumulated deficit............................................     (110.6)         (114.3)
   Other cumulative comprehensive loss............................       (0.7)           (1.1)
                                                                      -------         -------
       Total stockholders' equity.................................        7.1             3.0
                                                                      -------         -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........................    $ 614.2         $ 632.9
                                                                      =======         =======


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                                             THREE MONTHS ENDED
                                                                         -----------------------------
                                                                         APRIL 5, 2002   APRIL 6, 2001
                                                                         -------------   -------------
                                                                         (IN MILLIONS, EXCEPT PER SHARE
                                                                                  AMOUNTS)
Gross revenues (includes related party revenues of $26.5 million and
  $30.2 million, respectively)..........................................      $382.4          $440.3
Cost of purchased transportation and services...........................       299.2           359.4
                                                                          ----------      ----------
   Net revenues.........................................................        83.2            80.9
                                                                          ----------      ----------

Operating expenses:
   Direct operating expenses............................................        27.8            25.0
   Selling, general and administrative expenses (includes related party
     expenses of $3.9 million and $3.7 million, respectively)...........        37.1            39.9
   Depreciation and amortization........................................         2.6             4.6
                                                                          ----------      ----------
       Total operating expenses.........................................        67.5            69.5
                                                                          ----------      ----------
Income from operations..................................................        15.7            11.4
Interest expense, net...................................................         9.8            11.3
                                                                          ----------      ----------
Income before income taxes and minority interest........................         5.9             0.1
                                                                          ----------      ----------
Income taxes............................................................         2.2              --
Minority interest.......................................................          --             0.5
                                                                          ----------      ----------
Net income (loss).......................................................      $  3.7         $  (0.4)
                                                                          ==========      ==========

Earnings (loss) per share (Note 8):

Basic:
Earnings (loss) per share...............................................      $ 0.16         $ (0.02)
                                                                          ==========      ==========
Weighted average shares outstanding.....................................  23,089,632      22,741,598
                                                                          ==========      ==========

Diluted:
Earnings (loss) per share...............................................      $ 0.13         $ (0.02)
                                                                          ==========      ==========
Weighted average shares outstanding.....................................  28,374,252      22,741,598
                                                                          ==========      ==========



   The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       THREE MONTHS ENDED APRIL 5, 2002
                                  (UNAUDITED)


                                COMMON STOCK                                        OTHER
                              ----------------- ADDITIONAL             UNEARNED  CUMULATIVE       TOTAL
                                NO. OF           PAID-IN-  ACCUMULATED  COMP-   COMPREHENSIVE STOCKHOLDERS'
                                SHARES   AMOUNT  CAPITAL     DEFICIT   ENSATION INCOME (LOSS)    EQUITY
                              ---------- ------ ---------- ----------- -------- ------------- -------------
                                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)
Balance December 28, 2001.... 23,089,494  $0.2    $118.5     $(114.3)   $(0.3)      $(1.1)        $3.0
                              ==========  ====    ======     =======    =====       =====         ====
Net Income...................                                    3.7                               3.7
Other Comprehensive Income...                                                         0.4          0.4
                              ----------  ----    ------     -------    -----       -----         ----
Total Comprehensive Income...                                    3.7                  0.4          4.1
Amort.--Unearned Compensation         --    --        --          --       --          --           --
Exercise of Common Stock
 Options.....................      2,666    --        --          --       --          --           --
                              ----------  ----    ------     -------    -----       -----         ----
Balance April 5, 2002........ 23,092,160  $0.2    $118.5     $(110.6)   $(0.3)      $(0.7)        $7.1
                              ==========  ====    ======     =======    =====       =====         ====




   The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                           THREE MONTHS
                                                                                               ENDED
                                                                                         ----------------
                                                                                         APRIL 5, APRIL 6,
                                                                                           2002     2001
                                                                                         -------- --------
                                                                                           (IN MILLIONS)
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss).......................................................................  $  3.7   $(0.4)
                                                                                          ------   -----
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization........................................................     2.6     4.6
   Deferred income taxes................................................................     2.2     1.4
   Minority interest....................................................................      --     0.5
   Changes in current assets and liabilities:...........................................
       Trade and other receivables......................................................    17.5    10.4
       Prepaid expenses and other current assets........................................    (2.0)   (3.6)
       Accounts payable and accrued liabilities.........................................   (18.7)   (3.2)
       Other............................................................................    (0.1)   (0.1)
                                                                                          ------   -----
          Net cash provided by operating activities.....................................     5.2     9.6
                                                                                          ------   -----

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures....................................................................    (1.4)   (1.3)
Proceeds from sales of property and equipment...........................................      --     0.1
                                                                                          ------   -----
          Net cash used in investing activities.........................................    (1.4)   (1.2)
                                                                                          ------   -----

CASH FLOWS FROM FINANCING ACTIVITIES
Checks drawn in excess of cash balances.................................................     0.7    (4.4)
Proceeds from issuance of common stock..................................................      --     0.1
Proceeds from issuance of preferred stock...............................................      --     0.2
Repurchase of preferred stock...........................................................      --    (0.2)
Debt, revolving credit facility and capital lease obligation repayment..................    (4.5)   (4.1)
                                                                                          ------   -----
          Net cash used in financing activities.........................................    (3.8)   (8.4)
                                                                                          ------   -----

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................................      --      --
CASH AND CASH EQUIVALENTS--BEGINNING OF PERIOD..........................................      --      --
                                                                                          ------   -----
CASH AND CASH EQUIVALENTS--END OF PERIOD................................................  $   --   $  --
                                                                                          ======   =====

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

   The unaudited interim financial statements as of April 5, 2002 and for the three months ended April 5, 2002 and April 6, 2001 are condensed and do not contain all information required by generally accepted accounting principles to be included in a full set of financial statements. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, that are necessary for fair presentation have been included. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for any full fiscal year. These unaudited interim financial statements and footnotes should be read in conjunction with the audited financial statements for the fiscal year ended December 28, 2001 included in the Company's Form 10-K as filed with the Securities and Exchange Commission.

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements as of April 5, 2002 and for the three months ended April 5, 2002 and April 6, 2001 include the accounts of the Company and all entities which the Company controls. All significant intercompany transactions and balances have been eliminated in consolidation.

INDUSTRY SEGMENTS

   The Company operates in two reportable industry segments, providing intermodal rail stacktrain services (the "wholesale" segment) and providing other logistics services (the "retail" segment) in North America.

OTHER COMPREHENSIVE INCOME

   The Company classifies items of comprehensive income by their nature in the financial statements and displays the accumulated balance of comprehensive income separately from accumulated deficit and additional paid-in-capital in the equity section of the balance sheet.

   Other comprehensive income (loss) includes foreign currency translation adjustments and derivative transactions, net of related tax. Other comprehensive income (loss) consists of the following (in millions):

                                                                       DERIVATIVE
                                                                     INSTRUMENT FAIR  TOTAL OTHER
                                                  FOREIGN CURRENCY    VALUE, NET OF  COMPREHENSIVE
                                                 TRANSLATION ADJUST.  AMORTIZATION   INCOME (LOSS)
                                                 ------------------- --------------- -------------
Balance at December 28, 2001....................         $--              $(1.1)         $(1.1)
Activity during 2002 (net of $0.3 million tax) .          --                0.4            0.4
                                                         ---              -----          -----
Balance at April 5, 2002........................         $--              $(0.7)         $(0.7)
                                                         ===              =====          =====

FINANCIAL INSTRUMENTS

   The carrying amounts for cash, accounts receivables and accounts payable approximate fair value due to the short-term nature of these instruments. Management estimates that the Senior Subordinated Notes of $150.0 million are valued at $146.0 million and $120.0 million as of April 5, 2002 and December 28, 2001, respectively, based on quoted market prices. The carrying value of long term debt, other than the Senior Subordinated Notes, approximates fair value due to the floating nature of the interest rates.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


ADOPTION OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

   In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 supercedes Accounting Principles Board Opinion No. 17 and addresses the financial accounting and reporting standards for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized. It also requires that goodwill and other intangible assets be tested for impairment at least annually. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets that are recognized in an entity's balance sheet at the beginning of that fiscal year. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The Company adopted SFAS 142 on December 29, 2001 and ceased to amortize goodwill on that date. The carrying amount of goodwill at April 5, 2002 and December 28, 2001 was $281.5 million. The carrying amount of goodwill at April 5, 2002 and December 28, 2001 assigned to the wholesale segment was $23.3 million, and assigned to the retail segment was $258.2 million.

   As part of the adoption of SFAS 142, the Company completed the initial step of the goodwill impairment test during the first quarter of fiscal year 2002, and concluded that no adjustment to the balance of goodwill at the date of adoption was required. The adoption of SFAS 142 removed certain differences between book and tax income; therefore, the Company's estimated fiscal year 2002 effective tax rate has been adjusted to approximately 37.3%.

   A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the goodwill amortization, net of related income tax is as follows:


                                               THREE MONTHS ENDED
                                           --------------------------
                                           APRIL 5, 2002 APRIL 6, 2001
                                           ------------- -------------
                                              (IN MILLIONS, EXCEPT
                                               PER SHARE AMOUNTS)
Net income:
   Net income (loss) as reported..........      $3.7         $(0.4)
   Add: goodwill amortization, net of tax.        --           1.3
                                               -----        ------
Adjusted net income.......................      $3.7          $0.9
                                               =====        ======
Basic earnings (loss) per share:
   Net income (loss) as reported..........     $0.16        $(0.02)
   Effect of goodwill amortization........        --          0.06
                                               -----        ------
Adjusted net income.......................     $0.16         $0.04
                                               =====        ======
Diluted earnings (loss) per share: (a)
   Net income (loss) as reported..........     $0.13        $(0.02)
   Effect of goodwill amortization........        --          0.05
                                               -----        ------
Adjusted net income.......................     $0.13         $0.03
                                               =====        ======

--------
(a) Stock options were determined to be dilutive but minority interest was determined to be anti-dilutive to the April 6, 2001 diluted earnings per share calculation after adding back the after-tax impact of goodwill amortization.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


   The Company also adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective December 29, 2001. The adoption of SFAS 144 did not have a material impact on the Company's consolidated financial position or results of operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," in July 2001. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 will be adopted by the Company in the 2003 fiscal year. The Company has not yet completed its analysis of the effects that this new standard will have on the results of operations; although it does not expect the implementation of this standard to have a significant effect on the results of operations or financial condition.

NOTE 2.  MERGER AND SEVERANCE

   In December 2000, the Company recorded a charge of $7.7 million relating to the consolidation of retail segment operations resulting from the December 22, 2000 acquisition of Rail Van. The charge included $5.0 million for the severance of 99 employees from the Chicago, Memphis, Los Angeles and Walnut Creek offices and the termination of agency agreements. An additional $2.0 million was included to cover lease costs through lease termination in 2006 for facilities no longer required primarily in Walnut Creek and Memphis. The remaining $0.7 million of this charge was for the write-off of computer software under development.

   During 2001, the Company recorded an additional charge of $1.6 million including $0.8 million for the severance of employees in the wholesale segment, $0.5 million for additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required and $0.3 million for the write-off of retail segment assets that have been abandoned. The 2001 charge was partially offset by the release of $1.2 million of remaining unused liability from the 2000 charge. The remaining severance is to be paid to senior management spread over a two-year period. The table below details merger and severance activity through April 5, 2002 (in millions).

                                              FACILITIES
                                    SEVERANCE AND OTHER  TOTAL
                                    --------- ---------- -----
Beginning balance December 28, 2001   $ 1.8     $ 1.7    $ 3.5
   Payments........................    (0.7)     (0.3)    (1.0)
                                      -----     -----    -----
Balance at April 5, 2002...........   $ 1.1     $ 1.4    $ 2.5
                                      =====     =====    =====

NOTE 3.  LONG-TERM DEBT

   At April 5, 2002, the Company had $25.9 million available under the $100.0 million revolving credit facility expiring in 2004. At April 5, 2002, the interest rate on the revolving credit facility was 4.4%. During the first quarter of 2002, the Company repaid $3.6 million of the revolving credit facility, $0.8 million of the term loans and $0.1 million of capital lease obligations.

   The revolving and term loan credit facilities are generally guaranteed by all of the Company's existing and future direct and indirect wholly-owned subsidiaries and are collateralized by liens on the Company's and the Company's subsidiaries properties and assets. The credit agreement contains certain restrictions and financial covenants such as an adjusted total leverage ratio and a consolidated interest coverage ratio. At April 5, 2002 the Company was in compliance with these covenants.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 4.  RELATED PARTY TRANSACTIONS

   The Company has signed long-term agreements with APL Limited (the Company's former parent) for the domestic transportation on the stacktrain network of APL Limited's international freight for an annual management fee of $6.6 million and for administrative services such as billing and accounts receivable and payable processing on a per transaction basis. In addition, the information technology services of APL Limited are currently being provided to the Company. The annual fee for these services is $10.0 million. In March 2001, the Company entered into a contract with a software developer/service provider to begin the conversion from APL Limited's computer systems to a stand-alone capability. At April 5, 2002, $7.9 million of an expected $10.0 million has been paid on the contract and capitalized in property and equipment. The project is expected to be completed by the end of 2003.

   During the first quarter of 2001, the Company repaid the remaining $37,582 in notes payable to certain members of senior management including accrued interest. The notes were part of the purchase price for Pacer Logistics acquired on May 28, 1999.

NOTE 5.  STOCK OPTION PLANS


   During the first quarter of 2002, a former member of management exercised 2,666 options to purchase Pacer International, Inc. common stock at an average purchase price of $5.00 per share. The proceeds were used for general corporate purposes. The Company granted 280,800 options during the first quarter of 2002 to management personnel to purchase Pacer International, Inc. common stock at $15.00 per share, and 251,334 options to purchase common stock were forfeited during the quarter due to employee resignations.



   During the first quarter of 2001, certain members of senior management exercised 365,748 options to purchase Pacer International, Inc. common stock at an average purchase price of $0.11 per share. The proceeds were used to repay the notes payable as discussed in Note 4 and for general corporate purposes. The Company granted 160,000 options during the first quarter of 2001 to management personnel to purchase Pacer International, Inc. common stock at $12.50 per share. In addition, certain members of senior management exercised 27,498 Pacer International, Inc. preferred stock options with an exercise price of $9.00 per share. The Company elected, at its discretion, to repurchase and retire the preferred stock that arose from the exercise of the options.


NOTE 6.  COMMITMENTS AND CONTINGENCIES

   The Company is party to various legal proceedings, claims and assessments, including environmental, arising in the normal course of its business activities. However, management believes none of these items will have a material adverse impact on the Company's consolidated financial position, results of operations or liquidity.

   Two subsidiaries of Pacer Logistics, Interstate Consolidation, Inc. and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District, alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies allegedly wrongfully deducted from truck drivers' earnings. The defendants entered into a Judge Pro Tempore Submission Agreement dated as of October 9, 1998, pursuant to which the plaintiffs and defendants have waived their rights to a jury trial, stipulated to a certified class, and agreed to a minimum judgement of $250,000 and a maximum judgement of $1.75 million. On August 11, 2000, the Court issued its Statement of Decision, in which Interstate Consolidation, Inc. and Intermodal Container Service, Inc. prevailed on all issues except one. The only adverse ruling was a Court finding that Interstate failed

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

to issue certificates of insurance to the owner-operators and therefore failed to disclose that in 1998, Interstate's retention on its liability policy was $250,000. The court has ordered that restitution of $488,978 be paid for this omission. The court entered judgment on the August 11, 2000 decision on January 23, 2002. Plaintiffs' counsel has appealed the entire ruling and the Company is appealing the restitution issue. Based upon information presently available and in light of legal and other defenses and insurance coverage, management does not expect these legal proceedings, claims and assessments, individually or in the aggregate, to have a material adverse impact on the Company's consolidated financial position, results of operations or liquidity.

NOTE 7.  SEGMENT INFORMATION

   The Company has two reportable segments, the wholesale segment and the retail segment, which have separate management teams and offer different but related products and services. The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers pursuant to agreements with intermodal rail trains. The retail segment provides trucking services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services.

   International revenues generated by the Company's retail segment for the first quarter of 2002 were $21.5 million in Europe and $1.3 million in Canada. The Company's wholesale segment generated $12.5 million in revenues for the first quarter of 2002 from Mexico.

   International revenues generated by the Company's retail segment for the first quarter of 2001 were $30.5 million in Europe and $2.9 million in Canada. The Company's wholesale segment generated $12.2 million in revenues for the first quarter of 2001 from Mexico.

   For the three month periods ended April 5, 2002 and April 6, 2001, the Company had no customers that contributed more than 10% of the Company's total gross revenues.

   The following table presents reportable segment information for the three months ended April 5, 2002 and April 6, 2001 (in millions).

                                  WHOLESALE RETAIL   OTHER  CONSOLIDATED
                                  --------- ------  ------  ------------
3 Months ended April 5, 2002
   Gross revenues................  $204.7   $204.9  $(27.2)    $382.4
   Net revenues..................    52.7     30.5               83.2
   Income from operations........    11.4      4.3               15.7
   Interest expense, net.........     6.2      3.6                9.8
   Tax expense...................     1.9      0.3                2.2
   Net income (loss).............     3.3      0.4                3.7
   Depreciation..................     1.3      1.3                2.6
   Capital expenditures..........     0.9      0.5                1.4
   Total assets..................   444.1    238.6   (68.5)     614.2

3 Months ended April 6, 2001
   Gross revenues................  $205.6   $254.2  $(19.5)    $440.3
   Net revenues..................    44.5     36.4               80.9
   Income from operations........     6.9      4.5               11.4
   Interest expense, net.........     6.1      5.2               11.3
   Tax expense...................     0.4     (0.4)                --
   Net income (loss).............     0.4     (0.3)   (0.5)      (0.4)
   Depreciation and amortization.     1.5      3.1                4.6
   Capital expenditures..........     0.1      1.2                1.3
   Total assets..................   450.9    267.1   (71.0)     647.0

Data in the "Other" column includes elimination of intercompany balances and subsidiary investment.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


NOTE 8.  EARNINGS PER SHARE

   The following table sets forth the computation of earnings (loss) per share-basic and diluted (in millions, except share and per share amounts):


                                                                                 THREE MONTHS
                                                                                    ENDED
                                                                         -------------------------
                                                                         APRIL 5, 2002 APRIL 6, 2001
                                                                         ------------- -------------
Numerator:
Net income (loss)--basic................................................       $ 3.7       $ (0.4)
   Minority interest....................................................          --            --/1/
                                                                          ----------    ----------
Numerator for earnings per share--diluted...............................       $ 3.7       $ (0.4)
                                                                          ==========    ==========
Denominator:
   Denominator for earnings per share--basic--Common shares outstanding.  23,089,632    22,741,598

   Effect of dilutive securities:
       Stock options....................................................     814,932            --/1/
       Exchangeable preferred stock of subsidiary.......................   4,469,688            --/1/
                                                                          ----------    ----------
Denominator for earnings per share--diluted.............................  28,374,252    22,741,598
                                                                          ==========    ==========
Earnings (loss) per share--basic........................................       $0.16       $(0.02)
                                                                          ==========    ==========
Earnings per share--diluted.............................................       $0.13       $(0.02)
                                                                          ==========    ==========

--------
/1/ Diluted earnings per share for the three months ended April 6, 2001 excludes the effects of stock options and minority interest as they were determined to be anti-dilutive.

NOTE 9.  HEDGING ACTIVITIES

   On December 30, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of SFAS 133."). SFAS 133 established accounting and reporting standards for derivatives and hedging activities, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The adoption of SFAS 133 did not result in a cumulative effect adjustment being recorded to net income for the change in accounting as the Company had no derivative instruments outstanding.

   The Company records the fair value of interest rate swap agreements designated as hedging instruments as a derivative asset or liability. Changes in the fair value of the interest rate swap agreements are reported as unrealized gains or losses in stockholders' equity as a component of accumulated other comprehensive income (loss). If a derivative instrument is designated as a hedge but the derivative instrument is not fully effective in hedging the designated risk, the ineffective portion of the gain or loss is reported in interest expense immediately.

   The Company entered into two interest rate swap agreements on April 11, 2001 with a combined notional amount of $100.0 million which matures on October 11, 2002, to manage fluctuations in cash flows resulting from interest rate risk. These swap agreements effectively change the variable-rate cash flows on the Company's debt obligations to fixed-rate cash flows. Under the terms of the interest rate swap agreements, the Company receives variable interest rate payments based on LIBOR and makes fixed interest rate payments.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


   Interest expense for the three months ended April 5, 2002 includes no net gains or losses representing cash flow hedge ineffectiveness, since the critical terms of the Company's swap agreements and debt obligations are matched. The Company recognizes additional interest expense resulting from amortization of amounts deferred to other comprehensive income (loss).

NOTE 10.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION

   In conjunction with the Company's recapitalization and acquisition of Pacer Logistics on May 28, 1999, the Company issued $150.0 million of 11.75% senior subordinated notes due June 1, 2007 and entered into a credit agreement that provided for a seven-year $135.0 million term loan due May 28, 2006 and a five-year $100.0 million revolving credit facility due May 28, 2004. In addition, on December 22, 2000, the Company entered into an amendment to the credit agreement that provided for an additional term loan in the amount of $40.0 million that was borrowed to finance the acquisition of Rail Van. The notes are fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by each of the Company's subsidiaries. The term loans and letters of credit under the credit agreement are guaranteed by all of the existing and future direct and indirect wholly-owned subsidiaries. The Company's obligations and the obligations of such subsidiaries are collateralized by a first priority perfected lien on substantially all of the Company's properties and assets and all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions.

   The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

   Condensed Consolidating Statements of Operations

           FISCAL QUARTER ENDED APRIL 5, 2002 (DOLLARS IN MILLIONS)

                                                         GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                 PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                 ------ ------------ ------------- ------------
Gross revenues.................................. $204.7    $204.9       $(27.2)       $382.4
Cost of purchased transportation and services...  152.0     174.4        (27.2)        299.2
                                                 ------    ------       ------        ------
Net revenues....................................   52.7      30.5           --          83.2
Operating expenses..............................   41.3      26.2           --          67.5
                                                 ------    ------       ------        ------
Income (loss) from operations...................   11.4       4.3           --          15.7
Interest expense................................    6.2       3.6           --           9.8
Equity in net earnings (losses) of subsidiary...    0.4        --         (0.4)           --
                                                 ------    ------       ------        ------
Income before income taxes and minority interest    5.6       0.7         (0.4)          5.9
Income taxes (benefit)..........................    1.9       0.3           --           2.2
Minority interest...............................     --        --           --            --
                                                 ------    ------       ------        ------
Net income (loss)............................... $  3.7    $  0.4       $ (0.4)       $  3.7
                                                 ======    ======       ======        ======

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


           FISCAL QUARTER ENDED APRIL 6, 2001 (DOLLARS IN MILLIONS)

                                                          GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                 PARENT  SUBSIDIARIES  ADJUSTMENTS     PACER
                                                 ------  ------------ ------------- ------------
Gross revenues.................................. $205.6     $254.2       $(19.5)       $440.3
Cost of purchased transportation and services...  161.1      217.8        (19.5)        359.4
                                                 ------     ------       ------        ------
Net revenues....................................   44.5       36.4           --          80.9
Operating expenses..............................   37.6       31.9           --          69.5
                                                 ------     ------       ------        ------
Income (loss) from operations...................    6.9        4.5           --          11.4
Interest expense................................    6.1        5.2           --          11.3
Equity in net earnings (losses) of subsidiary...   (0.8)        --          0.8            --
                                                 ------     ------       ------        ------
Income before income taxes and minority interest     --       (0.7)         0.8           0.1
Income taxes (benefit)..........................    0.4       (0.4)          --            --
Minority interest...............................     --        0.5           --           0.5
                                                 ------     ------       ------        ------
Net income (loss)............................... $ (0.4)    $ (0.8)      $  0.8        $ (0.4)
                                                 ======     ======       ======        ======

   Condensed Consolidating Balance Sheets

                      APRIL 5, 2002 (DOLLARS IN MILLIONS)

                                                               GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                       PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                       ------ ------------ ------------- ------------
ASSETS
   Current assets..................................... $ 72.2    $143.2       $  (7.9)      $207.5
   Property and equipment, net........................   44.8      13.4            --         58.2
   Investment in subsidiaries.........................  239.5        --        (239.5)          --
   Goodwill, net......................................   23.3     258.2            --        281.5
   Deferred income taxes..............................   55.1       1.6            --         56.7
   Other assets.......................................    9.7       0.6            --         10.3
                                                       ------    ------       -------       ------
       Total assets................................... $444.6    $417.0       $(247.4)      $614.2
                                                       ======    ======       =======       ======

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities................................ $185.5    $  8.8       $  (7.4)      $186.9
   Long-term debt.....................................  250.4     141.0            --        391.4
   Other liabilities..................................    1.6       1.5            --          3.1
   Minority interest--exchangeable preferred stock
     of a subsidiary..................................     --      25.7            --         25.7
       Total stockholders' equity (deficit)...........    7.1     240.0        (240.0)         7.1
                                                       ------    ------       -------       ------
       Total liabilities and stockholders' equity..... $444.6    $417.0       $(247.4)      $614.2
                                                       ======    ======       =======       ======

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


                    DECEMBER 28, 2001 (DOLLARS IN MILLIONS)

                                                                 GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                         PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                         ------ ------------ ------------- ------------
ASSETS
   Current assets....................................... $ 66.5    $162.9       $  (4.2)      $225.2
   Property and equipment, net..........................   45.1      14.2            --         59.3
   Investment in subsidiaries...........................  239.5        --        (239.5)          --
   Goodwill, net........................................   23.3     258.2            --        281.5
   Deferred income taxes................................   56.8       0.7            --         57.5
   Other assets.........................................    8.5       0.9            --          9.4
                                                         ------    ------       -------       ------
       Total assets..................................... $439.7    $436.9       $(243.7)      $632.9
                                                         ======    ======       =======       ======
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities.................................. $184.3    $ 25.0       $  (4.2)      $205.1
   Long-term debt.......................................  250.8     145.1            --        395.9
   Other liabilities....................................    1.6       1.6            --          3.2
   Minority interest--exchangeable preferred stock of a
     subsidiary.........................................     --      25.7            --         25.7
       Total stockholders' equity (deficit).............    3.0     239.5        (239.5)         3.0
                                                         ------    ------       -------       ------
       Total liabilities and stockholders' equity....... $439.7    $436.9       $(243.7)      $632.9
                                                         ======    ======       =======       ======

   Condensed Consolidating Statements of Cash Flows

           FISCAL QUARTER ENDED APRIL 5, 2002 (DOLLARS IN MILLIONS)

                                                                         GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                                 PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                                 ------ ------------ ------------- ------------
Net cash provided by operating activities....................... $(5.1)    $10.3          $--         $ 5.2

Investing activities:
   Capital expenditures.........................................  (0.9)     (0.5)          --          (1.4)
                                                                 -----     -----          ---         -----
Net cash used in investing activities...........................  (0.9)     (0.5)          --          (1.4)

Financing activities:
   Checks drawn in excess of cash balances......................  10.4      (9.7)          --           0.7
   Debt, revolving credit facility and capital lease obligation
     repayment..................................................  (4.4)     (0.1)          --          (4.5)
                                                                 -----     -----          ---         -----
Net cash (used in) provided by financing activities.............   6.0      (9.8)          --          (3.8)
Net increase (decrease) in cash and cash equivalents............    --        --           --            --
Cash and cash equivalents at beginning of year..................    --        --           --            --
                                                                 -----     -----          ---         -----
Cash and cash equivalents at end of year........................ $  --     $  --          $--         $  --
                                                                 =====     =====          ===         =====

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


           FISCAL QUARTER ENDED APRIL 6, 2001 (DOLLARS IN MILLIONS)


                                                                         GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                                 PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                                 ------ ------------ ------------- ------------
Net cash provided by operating activities....................... $ 5.2     $ 4.4          $--         $ 9.6
Investing activities:
   Capital expenditures.........................................  (0.1)     (1.2)          --          (1.3)
   Proceeds from sales of property and equipment................   0.1        --           --           0.1
                                                                 -----     -----          ---         -----
Net cash used in investing activities...........................    --      (1.2)          --          (1.2)
Financing activities:
   Checks drawn in excess of cash balances......................  (1.2)     (3.2)          --          (4.4)
   Proceeds from issuance of common stock.......................   0.1        --           --           0.1
   Proceeds from issuance of preferred stock ...................   0.2        --           --           0.2
   Repurchase of preferred stock................................  (0.2)       --           --          (0.2)
   Debt, revolving credit facility and capital lease obligation
     repayment..................................................  (4.1)       --           --          (4.1)
                                                                 -----     -----          ---         -----
Net cash (used in) provided by financing activities.............  (5.2)     (3.2)          --          (8.4)
Net increase (decrease) in cash and cash equivalents............    --        --           --            --
Cash and cash equivalents at beginning of year..................    --        --           --            --
                                                                 -----     -----          ---         -----
Cash and cash equivalents at end of year........................ $  --     $  --          $--         $  --
                                                                 =====     =====          ===         =====



NOTE 11.  SUBSEQUENT EVENTS



   In June, 2002, the Company effected a two for one stock split of the Company's common stock with no change in par value. Common stock, additional paid-in capital, per share and share outstanding data in the Condensed Consolidated Financial Statements and Notes to the Condensed Consolidated Financial Statements have been retroactively restated to reflect this stock split.



   In addition, in June 2002, the Company changed the number of shares of authorized common stock to 150,000,000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Pacer International, Inc.:

   In our opinion, the consolidated financial statements listed in the index on page F-1 present fairly, in all material respects, the financial position of Pacer International, Inc. and its subsidiaries at December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/  PRICEWATERHOUSECOOPERS LLP

San Francisco, California

March 1, 2002, except as to Note 19 which is as of June 7, 2002

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                    DECEMBER 28, DECEMBER 29,
                                                                                        2001         2000
                                                                                    ------------ ------------
                                                                                          (IN MILLIONS)
                                      ASSETS
CURRENT ASSETS
   Cash and cash equivalents.......................................................   $    --      $    --
   Accounts receivable, net of allowances of $ 7.0 million and $ 9.0 million,
     respectively..................................................................     204.6        215.7
   Accounts receivable from APL....................................................       6.6          6.0
   Prepaid expenses and other......................................................       8.4         10.3
   Deferred income taxes...........................................................       5.6          9.7
                                                                                      -------      -------
       Total current assets........................................................     225.2        241.7
                                                                                      -------      -------
PROPERTY AND EQUIPMENT
   Property and equipment at cost..................................................      87.1         74.3
   Accumulated depreciation........................................................     (27.8)       (17.8)
                                                                                      -------      -------
       Property and equipment, net.................................................      59.3         56.5
                                                                                      -------      -------
OTHER ASSETS
   Goodwill, net...................................................................     281.5        289.8
   Deferred income taxes...........................................................      57.5         59.0
   Other assets....................................................................       9.4         11.4
                                                                                      -------      -------
       Total other assets..........................................................     348.4        360.2
                                                                                      -------      -------
TOTAL ASSETS.......................................................................   $ 632.9      $ 658.4
                                                                                      =======      =======
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt and capital leases.........................   $   2.0      $   1.9
   Accounts payable and other accrued liabilities..................................     203.1        227.2
                                                                                      -------      -------
       Total current liabilities...................................................     205.1        229.1
                                                                                      -------      -------
LONG-TERM LIABILITIES
   Long-term debt and capital leases...............................................     395.9        403.5
   Other...........................................................................       3.2          3.7
                                                                                      -------      -------
       Total long-term liabilities.................................................     399.1        407.2
                                                                                      -------      -------
TOTAL LIABILITIES..................................................................     604.2        636.3
                                                                                      -------      -------
MINORITY INTEREST--EXCHANGEABLE PREFERRED STOCK OF A SUBSIDIARY....................      25.7         25.0
                                                                                      -------      -------
COMMITMENTS AND CONTINGENCIES (NOTES 9 & 13)
STOCKHOLDERS' EQUITY
   Preferred stock, par value $ 0. 01 per share; 1,000,000 shares authorized; none
     issued and outstanding........................................................        --           --
   Common stock, par value $ 0.01 per share; 150,000,000 shares authorized;
     23,089,494 and 22,722,746 issued and outstanding..............................       0.2          0.2
   Additional paid-in capital......................................................     118.5        118.4
   Unearned compensation...........................................................      (0.3)        (0.3)
   Accumulated deficit.............................................................    (114.3)      (121.3)
   Other accumulated comprehensive income (loss)...................................      (1.1)         0.1
                                                                                      -------      -------
       Total stockholders' equity (deficit)........................................       3.0         (2.9)
                                                                                      -------      -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................................   $ 632.9      $ 658.4
                                                                                      =======      =======


   The accompanying notes are an integral part of the consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                                                                       ENDED         ENDED         ENDED
                                                                   DEC. 28, 2001 DEC. 29, 2000 DEC. 31, 1999
                                                                   ------------- ------------- -------------
                                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
Gross revenues (includes related party revenues of $106.8 million,
  $113.4 million and $74.0 million, respectively).................  $   1,670.9   $   1,281.3   $     927.7
Cost of purchased transportation and services.....................      1,339.6       1,005.6         735.4
                                                                    -----------   -----------   -----------
   Net revenues...................................................        331.3         275.7         192.3
                                                                    -----------   -----------   -----------
Operating expenses:
   Direct operating expenses......................................        101.7          90.4          76.8
   Selling, general and administrative expenses (includes related party expenses of $15.1 million, $16.1 million and
     $15.0 million, respectively).................................        155.9         102.6          58.9
   Depreciation and amortization..................................         18.3          11.6           8.6
   Merger and severance...........................................          0.4           7.7            --
   Other..........................................................          4.0            --            --
                                                                    -----------   -----------   -----------
       Total operating expenses...................................        280.3         212.3         144.3
                                                                    -----------   -----------   -----------
Income from operations............................................         51.0          63.4          48.0
Interest expense, net.............................................         39.6          34.1          18.6
                                                                    -----------   -----------   -----------
Income before income taxes and minority interest..................         11.4          29.3          29.4
                                                                    -----------   -----------   -----------
Income taxes or charge in lieu of income taxes....................          3.6          12.9          11.7
Minority interest.................................................          0.8           1.6           1.1
                                                                    -----------   -----------   -----------
Net income........................................................  $       7.0   $      14.8   $      16.6
                                                                    ===========   ===========   ===========
Earnings per share (Note 16):

       Basic:
       Earnings per share.........................................  $      0.31   $      0.68   $      0.39
                                                                    ===========   ===========   ===========
       Weighted average shares outstanding........................   22,996,462    21,941,540    20,880,000
                                                                    ===========   ===========   ===========
       Diluted:
       Earnings per share.........................................  $      0.27   $      0.60   $      0.34
                                                                    ===========   ===========   ===========
       Weighted average shares outstanding........................   28,287,952    27,586,726    27,039,870
                                                                    ===========   ===========   ===========



   The accompanying notes are an integral part of the consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                PREFERRED STOCK   COMMON STOCK                                                       OTHER
                                --------------- ----------------- ADDITIONAL             DIVISIONAL               CUMULATIVE
                                 NO. OF           NO. OF           PAID-IN-  ACCUMULATED  CONTROL     UNEARNED   COMPREHENSIVE
                                 SHARES  AMOUNT   SHARES   AMOUNT   CAPITAL    DEFICIT    ACCOUNT   COMPENSATION INCOME (LOSS)
                                -------  ------ ---------- ------ ---------- ----------- ---------- ------------ -------------
                                                                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)
Balance December 25, 1998......      --   $ --          --  $ --    $   --     $    --    $   55.6     $  --         $  --
                                =======   ====  ==========  ====    ======     =======    ========     =====         =====
Net and Comprehensive Income...      --     --          --    --        --        16.6          --        --            --
Distribution to Shareholder....      --     --          --    --        --      (300.0)         --        --            --
Effects of Recapitalization....      --     --          --    --        --       147.3       (55.6)       --            --
Issuance of Common Stock.......      --     --  20,880,000   0.2     104.2          --          --        --            --
                                -------   ----  ----------  ----    ------     -------    --------     -----         -----
Balance December 31, 1999......      --   $ --  20,880,000  $0.2    $104.2     $(136.1)   $     --     $  --         $  --
                                =======   ====  ==========  ====    ======     =======    ========     =====         =====
Net Income.....................      --     --          --    --        --        14.8          --        --            --
Other Comprehensive Income.....      --     --          --    --        --          --          --        --           0.1
                                -------   ----  ----------  ----    ------     -------    --------     -----         -----
Total Comprehensive Income.....      --     --          --    --        --        14.8          --        --           0.1
Issuance of Preferred Stock for
 Exercise of Options...........  17,499     --          --    --       0.2          --          --        --            --
Repurchase and Retirement of
 Preferred Stock............... (17,499)    --          --    --      (0.2)         --          --        --            --
Unearned Compensation..........      --     --          --    --       0.3          --          --      (0.3)           --
Amort--Unearned Compensation
 (Note 7)......................      --     --          --    --        --          --          --        --            --
Issuance of Common Stock for
 Acquisitions..................      --     --   1,160,000    --      13.0          --          --        --            --
Issuance of Common Stock for
 Exercise of Options...........      --     --     682,746    --       0.9          --          --        --            --
                                -------   ----  ----------  ----    ------     -------    --------     -----         -----
Balance December 29, 2000......      --   $ --  22,722,746  $0.2    $118.4     $(121.3)   $     --     $(0.3)        $ 0.1
                                =======   ====  ==========  ====    ======     =======    ========     =====         =====
Net Income.....................      --     --          --    --        --         7.0          --        --            --
Other Comprehensive Loss.......      --     --          --    --        --          --          --        --          (1.2)
                                -------   ----  ----------  ----    ------     -------    --------     -----         -----
Total Comprehensive Income.....      --     --          --    --        --         7.0          --        --          (1.2)
Issuance of Preferred Stock for
 Exercise of Options...........  27,498     --          --    --       0.2          --          --        --            --
Repurchase and Retirement of
 Preferred Stock............... (27,498)    --          --    --      (0.2)         --          --        --            --
Amort--Unearned Compensation
 (Note 7)......................      --     --          --    --        --          --          --        --            --
Issuance of Common Stock for
 Exercise of Options...........      --     --     366,748    --       0.1          --          --        --            --
                                -------   ----  ----------  ----    ------     -------    --------     -----         -----
Balance December 28, 2001......      --   $ --  23,089,494  $0.2    $118.5     $(114.3)   $     --     $(0.3)        $(1.1)
                                =======   ====  ==========  ====    ======     =======    ========     =====         =====



                                     TOTAL
                                 STOCKHOLDERS'
                                EQUITY (DEFICIT)
                                ----------------

Balance December 25, 1998......     $  55.6
                                    =======
Net and Comprehensive Income...        16.6
Distribution to Shareholder....      (300.0)
Effects of Recapitalization....        91.7
Issuance of Common Stock.......       104.4
                                    -------
Balance December 31, 1999......     $ (31.7)
                                    =======
Net Income.....................        14.8
Other Comprehensive Income.....         0.1
                                    -------
Total Comprehensive Income.....        14.9
Issuance of Preferred Stock for
 Exercise of Options...........         0.2
Repurchase and Retirement of
 Preferred Stock...............        (0.2)
Unearned Compensation..........          --
Amort--Unearned Compensation
 (Note 7)......................          --
Issuance of Common Stock for
 Acquisitions..................        13.0
Issuance of Common Stock for
 Exercise of Options...........         0.9
                                    -------
Balance December 29, 2000......     $  (2.9)
                                    =======
Net Income.....................         7.0
Other Comprehensive Loss.......        (1.2)
                                    -------
Total Comprehensive Income.....         5.8
Issuance of Preferred Stock for
 Exercise of Options...........         0.2
Repurchase and Retirement of
 Preferred Stock...............        (0.2)
Amort--Unearned Compensation
 (Note 7)......................          --
Issuance of Common Stock for
 Exercise of Options...........         0.1
                                    -------
Balance December 28, 2001......     $   3.0
                                    =======


   The accompanying notes are an integral part of the consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                                                                                      ENDED         ENDED         ENDED
                                                                                  DEC. 28, 2001 DEC. 29, 2000 DEC. 31, 1999
                                                                                  ------------- ------------- -------------
                                                                                                (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income.......................................................................    $  7.0        $  14.8       $  16.6
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
  Depreciation and Amortization..................................................      18.3           11.6           8.6
  Gain on Sale of Property and Equipment.........................................      (0.1)          (0.1)           --
  Deferred Taxes.................................................................       5.6           11.4           4.6
  Minority Interest..............................................................       0.8            1.6           1.1
  Merger and Severance...........................................................       0.4            7.7            --
  Other..........................................................................       3.5             --            --
  Change in Current Assets and Liabilities excluding effects of acquisitions:
   Accounts Receivable, net......................................................      11.1          (14.3)        (10.8)
   Receivable from APL...........................................................      (0.6)           2.2         (39.6)
   Prepaid Expenses and Other....................................................       1.9           (5.1)           --
   Accounts Payable and Other Accrued Liabilities................................     (27.3)         (27.9)         39.4
   Other.........................................................................       1.2           (0.7)          0.9
                                                                                     ------        -------       -------
         Net Cash Provided by Operating Activities...............................      21.8            1.2          20.8
                                                                                     ------        -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, Net of Cash Acquired...............................................        --         (125.6)       (112.0)
Capital Expenditures.............................................................     (14.6)          (5.5)         (2.0)
Proceeds from Sales of Property and Equipment....................................       0.2            0.4          40.0
                                                                                     ------        -------       -------
         Net Cash Used In Investing Activities...................................     (14.4)        (130.7)        (74.0)
                                                                                     ------        -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES
Checks Drawn in Excess of Cash Balances..........................................        --           10.9            --
Proceeds of Long-Term Debt, Net of Costs.........................................        --          122.6         277.5
Proceeds from Issuance of Common Stock...........................................       0.1            0.9         104.4
Proceeds from Issuance of Preferred Stock........................................       0.2            0.2            --
Repurchase of Preferred Stock....................................................      (0.2)          (0.2)           --
Distribution to APL and Recap Costs..............................................        --             --        (311.7)
Redemption of Preferred Stock of Subsidiary......................................        --             --          (2.0)
Debt, Revolving Credit Facility and Capital Lease Obligation Repayment...........      (7.5)         (17.1)         (2.8)
                                                                                     ------        -------       -------
         Net Cash (Used In) Provided By Financing Activities.....................      (7.4)         117.3          65.4
                                                                                     ------        -------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............................        --          (12.2)         12.2
                                                                                     ------        -------       -------
Cash and Cash Equivalents at Beginning of Year...................................        --           12.2            --
                                                                                     ------        -------       -------
Cash and Cash Equivalents at End of Year.........................................    $   --        $    --       $  12.2
                                                                                     ======        =======       =======
Disclosure of Non-Cash Financing Activities:
Issuance of Common Stock for acquisitions........................................    $   --        $  13.0       $    --
Issuance of 8.0% subordinated note for acquisition...............................    $   --        $   5.0       $    --
Issuance of Exchangeable Preferred Stock for recapitalization....................    $   --        $    --       $  24.3
Issuance of note payable to management for recapitalization......................    $   --        $    --       $   0.4

   The accompanying notes are an integral part of the consolidated financial statements.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

   Pacer International, Inc. ("Pacer" or the "Company") is a leading non-asset based North American third-party logistics provider offering a broad array of services to facilitate the movement of freight from origin to destination. The Company operates in two segments, the wholesale segment and the retail segment (see Note 10 to the Consolidated Financial Statements for segment information). The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers pursuant to agreements with intermodal rail carriers. The retail segment provides trucking services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services.

   The Company has operated as an independent, stand-alone company only since the recapitalization in May 1999. From 1984 until the recapitalization, the wholesale business was conducted by various entities owned directly or indirectly by APL Limited.

   As of May 28, 1999, APL Land Transport Services, Inc. ("APLLTS") was recapitalized through the purchase of shares of its common stock by affiliates of Apollo Management, L.P. and two other investors from APL Limited and its redemption of a portion of the shares of common stock held by APL Limited. After the recapitalization, APLLTS formed a transitory subsidiary that was merged with and into Pacer Logistics, making Pacer Logistics a wholly-owned subsidiary of APLLTS. In connection with these transactions, APLLTS was renamed Pacer International, Inc.

   As part of the recapitalization, the assets and liabilities of the Company remained at their historical basis for financial reporting purposes; for income tax purposes, the transaction has been treated as a taxable transaction such that the consolidated financial statements reflect a "step-up" in tax basis resulting in the establishment of a deferred tax asset.

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and all entities in which the Company controls. For the year ended December 29, 2000, this includes Pacer Logistics for the entire year, Conex assets acquired January 13, 2000, GTS Transportation Services, Inc. acquired August 31, 2000, RFI Group, Inc. acquired October 31, 2000 and Rail Van Inc. acquired December 22, 2000. For the year ended December 31, 1999, this includes Pacer Logistics acquired May 28, 1999. All significant intercompany transactions and balances have been eliminated in consolidation.

INDUSTRY SEGMENTS

   The Company operates in two reportable industry segments, providing intermodal rail stacktrain services (the "wholesale" segment) and providing other logistics services (the "retail" segment). The wholesale segment's fiscal year ends on the last Friday in December and the retail segment's fiscal year ends on the last day in December.

USE OF ESTIMATES

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, costs of purchased transportation and services and valuation of deferred income taxes. Actual results could differ from those estimates.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

PROPERTY AND EQUIPMENT

   Property and equipment are recorded at cost. For assets financed under capital leases, the present value of the future minimum lease payments is recorded at the date of acquisition as property and equipment, with a corresponding amount recorded as a capital lease obligation. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

CLASSIFICATION                                   ESTIMATED USEFUL LIFE
--------------                                   ---------------------
Rail Cars.......................................       28 Years
Containers and Chassis..........................        5 Years
Leasehold Improvements..........................     Term of Lease
Other (including computer hardware and software)     3 to 7 Years

   When assets are sold, the applicable costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Expenditures, including those on leased assets, that extend an assets useful life or increase its utility are capitalized and amortized. Expenditures for maintenance and repairs are expensed as incurred.

   The Company capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services, and payroll and payroll related costs. The cost of internally developed software is amortized on a straight-line basis over the estimated useful life which is between three to seven years.

DEFERRED FINANCING COSTS

   The deferred financing costs included in other assets relate to the cost incurred in the placement of the Company's debt and are being amortized using the effective interest method over the terms of the related debt which range from 5 to 7 years.

GOODWILL

   Goodwill represents the excess of cost over the estimated fair value of the net tangible and intangible assets acquired and has been amortized over 40 years on a straight-line basis after consideration of the characteristics of each acquisition. The Company evaluates the carrying value of goodwill and recoverability should events or circumstances occur that bring into question the realizable value or impairment of goodwill. The Company's principal considerations in determining impairment include the strategic benefit to the Company of the business related to the goodwill as measured by undiscounted current and expected future operating income levels of the business and expected undiscounted future cash flows. When goodwill is determined to not be recoverable, an impairment is recognized as a charge to operations to the extent the carrying value of related assets (including goodwill) exceeds fair value. Amortization expense was $7.5 million, $4.7 million and $2.4 million for 2001, 2000 and 1999, respectively; and accumulated amortization was $15.0 million and $7.5 million at December 28, 2001 and December 29, 2000, respectively.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective December 29, 2001 and will, among other things, cease amortizing goodwill for the 2002 fiscal year (see Recently Issued Accounting Pronouncements below).

REVENUE RECOGNITION

   The Company's wholesale segment recognizes revenue and rail linehaul expenses on a percentage-of-completion basis and remaining expenses as incurred. Revenues from retail transportation activities including highway and rail brokerage, local cartage and specialized trucking are recorded when delivery requirements are met. Revenues from freight handling activities are recorded upon receipt at the warehouse and storage revenues are recorded as earned. Supply chain management/consulting services net revenues are recorded as earned. Revenues are reported net of volume rebates provided to customers.

ALLOCATION OF EXPENSES

   Prior to May 28, 1999, APLLTS was a wholly-owned subsidiary of APL Limited (as discussed above) and was allocated certain expenses. These expenses included systems support, office space, salaries, and other corporate services which were either allocated or charged on a cost reimbursement basis. Management believes that these allocations were reasonable. Subsequent to May 28, 1999, the corporate administrative services previously provided by APL Limited are incurred directly by the wholesale segment.

INCOME TAXES

   The Company recognizes income tax expense using the liability method of accounting for deferred income taxes. A deferred tax asset or liability is recorded based upon the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities during the year.

OTHER COMPREHENSIVE INCOME

   The Company classifies items of comprehensive income by their nature in the financial statements and displays the accumulated balance of comprehensive income separately from accumulated deficit and additional paid-in-capital in the equity section of the balance sheet.

   Other comprehensive income (loss) includes foreign currency translation adjustments and derivative transactions, net of related tax. Other comprehensive income (loss) consists of the following (in millions):

                                                                      DERIVATIVE
                                                                    INSTRUMENT FAIR  TOTAL OTHER
                                                 FOREIGN CURRENCY    VALUE, NET OF  COMPREHENSIVE
                                                TRANSLATION ADJUST.  AMORTIZATION   INCOME (LOSS)
                                                ------------------- --------------- -------------
Beginning Balance December 31, 1999............        $  --             $  --          $  --
Activity during 2000 (net of $ 0.0 million tax)          0.1                --            0.1
                                                       -----             -----          -----
Balance at December 29, 2000...................        $ 0.1             $  --          $ 0.1
                                                       =====             =====          =====
Activity during 2001 (net of $0.8 million tax).         (0.1)             (1.1)          (1.2)
                                                       -----             -----          -----
Balance at December 28, 2001...................        $  --             $(1.1)         $(1.1)
                                                       =====             =====          =====

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The assets and liabilities of the Company's foreign operations have been translated at rates of exchange at the balance sheet date, and related revenues and expenses have been translated at average rates of exchange in effect during the year. As of December 28, 2001, the deferred loss on derivative instruments accumulated in other comprehensive income (loss), are expected to be reclassified to interest expense during the next 12 months.

STOCK-BASED COMPENSATION

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees" and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

EARNINGS PER SHARE

   The computation of earnings per share-basic is based on net income available to common shareholders and the weighted-average number of outstanding common shares. The computation of earnings per share-diluted includes the dilutive effect, if any, of outstanding Pacer Logistics 7.5% Exchangeable Preferred Stock calculated using the as if converted method, and common stock options.

RECLASSIFICATION

   During 2000, the Company reclassified railcar rental income of $10.3 million for the fiscal year ended December 31, 1999 from direct operating expenses to revenues to be consistent with the Company's classification of container per diem revenue. The Company also reclassified corresponding financial information presented in Notes 3, 10 and 16 for such change. The reclassification had no effect on the Company's income from operations, net income or cash flows.

FINANCIAL INSTRUMENTS

   The carrying amounts for cash, accounts receivables and accounts payable approximate fair value due to the short-term nature of these instruments. Management estimates that the Senior Subordinated Notes of $150.0 million are valued at $120.0 million and $141.8 million as of December 28, 2001 and December 29, 2000, respectively, based on quoted market prices. The carrying value of long term debt, other than the Senior Subordinated Notes, approximates fair value due to the floating nature of the interest rates.

CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells primarily on net 30-day terms, performs credit evaluation procedures on its customers and generally does not require collateral on its accounts receivable. The Company maintains an allowance for potential credit losses.

   The Company had no customers in 2001, one customer in 2000 and two customers in 1999 accounting for 10% or more of revenues. Union Pacific generated $146.9 million of revenues in both segments in 2000. The Hub Group generated $128.2 million of revenues in the wholesale segment in 1999 and Union Pacific generated

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

$100.8 million of revenues in both reporting segments in 1999. The receivable from Union Pacific was $6.0 million at December 29, 2000. In addition, the Company had receivables from APL Limited at December 28, 2001 and December 29, 2000 of $6.6 million and $6.0 million, respectively, primarily for freight transportation and the repositioning of APL Limited's equipment.

CONCENTRATION OF BUSINESS ON INTERMODAL MARKETING

   Significant portions of the Company's retail segment revenue are derived from intermodal marketing. As a result, a decrease in demand for intermodal transportation services relative to other transportation services could have a material adverse affect on the Company's results of operations.

DEPENDENCE ON RAILROADS AND EQUIPMENT AND SERVICE AVAILABILITY

   The Company is dependent upon the major railroads in the United States for substantially all of the intermodal services provided by the Company. In many markets rail services are limited to a few railroads or even a single railroad. Consequently, a reduction in or elimination of rail service to a particular market is likely to adversely affect the Company's ability to provide intermodal transportation services to some of the Company's customers. Furthermore, significant rate increases, work stoppage or adverse weather conditions can impact the railroads and therefore the Company's ability to provide cost-effective services to its customers.

   In addition, the Company is dependent in part on the availability of rail, truck and ocean services provided by independent third parties. If the Company were unable to secure sufficient equipment or other transportation services to meet its customers' needs, its results of operations could be materially adversely affected on a temporary or permanent basis.

RELIANCE ON INDEPENDENT CONTRACTORS

   The Company relies upon the services of independent contractors for underlying transportation services for their customers. Contracts with independent contractors are, in most cases, terminable upon short notice by either party. Although the Company believes its relationships with independent contractors are good, there can be no assurance that the Company will continue to be successful in retaining and recruiting independent contractors or that independent contractors who terminate their contracts can be replaced by equally qualified persons.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," in July, 2001 and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" in October, 2001. SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 will be adopted by the Company in the 2003 fiscal year.

   In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 supercedes Accounting Principles Board Opinion No. 17 and addresses the financial accounting and reporting standards for goodwill and intangible assets subsequent to their initial recognition. SFAS 142 requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized. It also requires that goodwill and other intangible assets be tested for impairment at least annually. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001 and must be applied to all goodwill and other intangible assets that are recognized in an entity's balance sheet at the beginning of that fiscal year. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The Company adopted SFAS 142 on December 29, 2001 and ceased to amortize goodwill on that date.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the goodwill amortization, net of related income tax is as follows:


                                                  FISCAL YEAR ENDED
-                                              --------------------------------------
                                               DEC. 28       DEC. 29      DEC. 31
                                                2001          2000         1999
                                               -------       -------      -------
                                               (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net income
   Net income as reported.....................  $ 7.0         $14.8        $16.6
   Less: Net income for the period
     January 1, 1999 through May 28, 1999 (a).     --            --         (8.5)
   Add: goodwill amortization, net of tax.....    5.1           2.6          1.4
                                                -----         -----        -----
Adjusted net income--basic....................   12.1          17.4          9.5
   Minority interest..........................    0.8           1.6          1.1
                                                -----         -----        -----
Adjusted net income--diluted..................  $12.9         $19.0        $10.6
                                                =====         =====        =====
Basic earnings per share:
   Net income as reported.....................  $0.31         $0.68        $0.39
   Effect of goodwill amortization............   0.23          0.12         0.07
                                                -----         -----        -----
Adjusted net income...........................  $0.54         $0.80        $0.46
                                                =====         =====        =====
Diluted earnings per share:
   Net income as reported.....................  $0.27         $0.60        $0.34
   Effect of goodwill amortization............   0.19          0.09         0.05
                                                -----         -----        -----
Adjusted net income...........................  $0.46         $0.69        $0.39
                                                =====         =====        =====

--------
(a) Net income for the period from January 1, 1999 through May 28, 1999 has been excluded as prior to the recapitalization on May 28, 1999 the Company was a division of APL Limited and did not have common stock.

NOTE 2.  STATEMENTS OF OPERATIONS

   During 2001, the Company recorded a total of $6.9 million of charges described below.

   Direct operating expenses included $1.4 million for the repair and return of 2,700 containers and 1,300 chassis as part of a program to downsize the container and chassis fleet. Selling, general and administrative expenses included $0.8 million for costs associated primarily with the consolidation of retail segment operations in Columbus, Ohio, and $0.3 million for legal fees related to a civil lawsuit filed by the Company against the former owner of an acquired business. Other operating expenses included $1.9 million for the write-off of agent balances due to an agent bankruptcy, $1.6 million for the write-off of costs related to a postponed public offering and $0.5 million for early termination of a chassis and container maintenance agreement. For the 2000 and 1999 periods there were no significant amounts relating to these matters.

MERGER AND SEVERANCE

   In December 2000, the Company recorded a charge of $7.7 million relating to the consolidation of retail segment operations resulting from the December 22, 2000 acquisition of Rail Van. The charge included $5.0 million for the severance of 99 employees from the Chicago, Memphis, Los Angeles and Walnut Creek offices and the termination of agency agreements. An additional $2.0 million was included to cover lease costs through

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES lease termination in 2006 for facilities no longer required primarily in Walnut Creek and Memphis. The remaining $0.7 million of this charge was for the write-off of computer software under development. Through December 28, 2001, $2.8 million had been charged to the reserve for the severance of 80 employees and termination of agency agreements, and $1.8 million had been charged related to facilities and other. A total of $1.2 million of the unused reserve was released related to planned workforce reductions (employees and agencies) that are no longer needed due to employees/agents leaving prior to being terminated. The remaining severance payments will be completed by the end of 2003 as payments for senior management severance are spread over a two year period.

   During 2001, the Company recorded an additional charge of $1.6 million including $0.8 million for the severance of employees in the wholesale segment, $0.5 million for additional lease costs due to the worsening of the real estate market and the difficulty in subletting facilities no longer required and $0.3 million for the write-off of retail segment assets that have been abandoned. The 2001 charge was partially offset by the release of $1.2 million of remaining unused liability from the 2000 charge previously discussed. As previously indicated, the remaining severance is to be paid to senior management spread over a two year period. The table below details merger and severance activity (in millions).

                                    SEVERANCE FACILITIES AND OTHER TOTAL
                                    --------- -------------------- -----
Beginning balance December 29, 2000   $ 5.0          $ 2.7         $ 7.7
   Accruals........................     0.8            0.8           1.6
   Payments........................    (2.8)          (1.8)         (4.6)
   Other...........................    (1.2)            --          (1.2)
                                      -----          -----         -----
Balance at December 28, 2001.......   $ 1.8          $ 1.7         $ 3.5
                                      =====          =====         =====

NOTE 3.  ACQUISITIONS

   There were no acquisitions during 2001.

   The Company completed four retail segment acquisitions during 2000. The table below summarizes the purchase price allocation, net of cash acquired for each acquisition, followed by a description of each transaction.

       2000 ACQUISITIONS PURCHASE PRICE ALLOCATION, NET OF CASH ACQUIRED

                                                   RAIL
                           CONEX    GTS     RFI    VAN     TOTAL
                           -----  ------  ------  ------  ------
                                       (IN MILLIONS)
Accounts receivable, net.. $ 6.2  $  6.7  $ 11.0  $ 62.8  $ 86.7
Prepaid expenses and other   0.3      --     0.9     0.5     1.7
Property and equipment....   0.6     0.1     1.1     5.9     7.7
Goodwill..................  32.0    21.2    17.4    75.2   145.8
Liabilities...............  (1.7)  (10.2)  (11.9)  (68.4)  (92.2)
                           -----  ------  ------  ------  ------
   Total purchase price... $37.4  $ 17.8  $ 18.5  $ 76.0  $149.7
                           =====  ======  ======  ======  ======

   On January 13, 2000, pursuant to the terms of an asset purchase agreement, the Company acquired substantially all of the assets and assumed specified liabilities of Conex Global Logistics Services, Inc., MSL Transportation Group, Inc., and Jupiter Freight, Inc. (collectively "Conex"), a multipurpose provider of transportation services including intermodal marketing, local trucking and freight consolidation and handling.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

The purchase price of $37.4 million included acquisition fees of $1.3 million, a cash payment to owners of $25.1 million, the issuance to Conex shareholders of an 8.0% subordinated note in the aggregate principal amount of $5.0 million and the issuance to Conex shareholders of 600,000 shares (valued in the aggregate at $6.0 million) of common stock of Pacer International, Inc. The Company borrowed $15.0 million under the revolving credit facility to fund the acquisition. The results of operations for the acquired assets are included in the Company's consolidated financial statements beginning January 1, 2000. The acquisition resulted in $32.0 million of goodwill. In 2001, the Company reviewed and increased the gross goodwill recorded on this acquisition by $0.1 million.



   On August 31, 2000, the Company acquired all of the capital stock of GTS Transportation Services, Inc. ("GTS"), a provider of transportation services including logistics and truck brokerage in North America. The purchase price of $17.8 million included acquisition fees and expenses of approximately $0.6 million, a net cash payment to owners of $15.0 million and a maximum earn-out amount of $2.2 million. The Company borrowed $10.0 million under the revolving credit facility to fund the acquisition. In connection with the acquisition, former owners of GTS that continued as employees were granted 60,000 options to purchase the Company's common stock. The results of operations for the acquired company are included in the Company's consolidated financial statements beginning September 1, 2000. The acquisition resulted in $21.2 million of goodwill. During 2001, the Company reviewed and decreased the gross goodwill recorded on this acquisition by $1.1 million as a result of the finalization of certain pre-acquisition contingencies.



   On October 31, 2000, the Company acquired all of the capital stock of RFI Group, Inc. ("RFI"), a provider of international freight forwarding and freight transportation services. The purchase price of $18.5 million included acquisition costs of $0.5 million, a net cash payment to owners of $16.4 million and an estimated working capital adjustment of $1.6 million. A portion of the net cash payment was used to repay $5.2 million of indebtedness. The Company borrowed $18.0 million under the revolving credit facility to fund the acquisition. In connection with the acquisition, former owners of RFI that continued as employees were granted 90,000 plan and 160,000 non-plan options to purchase the Company's common stock. The 160,000 non-plan options expired in 2001. The results of operations for the acquired company are included in the Company's consolidated financial statements beginning November 1, 2000. The acquisition resulted in $17.4 million of goodwill. During 2001, the Company reviewed and increased the gross goodwill on this acquisition by $0.3 million.



   On December 22, 2000, the Company acquired all of the capital stock of Rail Van Inc. ("Rail Van"), a provider of intermodal transportation and other logistics services. The purchase price of $76.0 million included $4.0 million of acquisition costs, a cash payment to owners of $67.0 million, the issuance to Rail Van shareholders of 560,000 shares of the Company's common stock valued in the aggregate at $7.0 million and a post-closing adjustment of $2.0 million refunded by the sellers to the Company based on Rail Van's results for 2000 through December 22. The acquisition was funded by a borrowing of $40.2 million under the Company's revolving credit facility, the issuance of $40.0 million in new term loans under the credit agreement and the issuance of common stock. Proceeds from these loans were also used to repay $8.9 million in Rail Van debt assumed during the transaction. The results of operations for the acquired company are included in the Company's consolidated financial statements beginning December 23, 2000. A Section 338(h)(10) election was made to allow the acquisition of Rail Van to be treated as an acquisition of assets for tax purposes. The acquisition resulted in $75.2 million of goodwill.


   On May 28, 1999, the Company acquired the common stock of Pacer Logistics, Inc., a privately-held third-party logistics provider. The Company paid $137.5 million for the acquisition which included acquisition fees of $2.9 million and assumed indebtedness of $62.6 million. The Company financed the acquisition with a portion of the proceeds from the Senior Subordinated Note offering and with funds under the credit facility. The acquisition resulted in goodwill of $123.1 million.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   During 2000, the Company reviewed and increased the gross goodwill recorded on the 1999 acquisition of Pacer Logistics by $2.9 million. In December 2000, the Company determined the deferred tax asset arising as a result of the 2000 acquisitions. This entry increased gross goodwill by $2.8 million.

   The acquisitions of Pacer Logistics, Inc., Conex, GTS, RFI and Rail Van were accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". The aggregate purchase price as shown above were allocated to the underlying assets and liabilities based upon preliminary estimates of fair values at the date of acquisition, with the remainder allocated to goodwill.

   The acquisitions of Pacer Logistics, Inc., Conex assets, GTS, RFI and Rail Van were accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". For the 2001, 2000 and 1999 years goodwill was being amortized over 40 years. The Company determined 40-year amortization periods were appropriate after considering a number of factors: 1) there are no legal, regulatory or contractual provisions associated with the acquisitions that may limit the useful lives of the goodwill, 2) the services provided by the acquisitions (as part of the Company's retail segment) are not subject to obsolescence, and 3) the Company is not aware of any expected actions of competitors and others that may restrict the retail segment's ability to successfully compete in the industry. With the adoption of FAS 142, goodwill will cease to be amortized commencing December 29, 2001, but will be subject to new impairment testing criteria.

   Pro forma results of operations, giving effect to the Company's acquisition of Conex assets, GTS, RFI and Rail Van (and the Company's recapitalization and acquisition of Pacer Logistics which occurred on May 28, 1999) at the beginning of each period presented is as follows (in millions, except per share data):


                                         FISCAL YEAR ENDED FISCAL YEAR ENDED
                                         DECEMBER 29, 2000 DECEMBER 31, 1999
                                         ----------------- -----------------
                                                     (UNAUDITED)
Gross revenues..........................     $1,897.4          $1,791.5
Net revenues............................        338.1             305.4
Net income..............................          8.8              18.2
Earnings per share:
   Basic................................     $   0.39          $   0.83
   Diluted..............................     $   0.37          $   0.71


NOTE 4.  LONG-TERM DEBT AND CAPITAL LEASES

   Long-term debt and capital leases are summarized as follows (in millions):

                                                   DECEMBER 28, DECEMBER 29,
                                                       2001         2000
                                                   ------------ ------------
Senior subordinated notes (11.75%; due June 1,
  2007)...........................................    $150.0       $150.0
Term loan (5.5%; due May 28, 2006)................     171.7        173.0
Revolving credit facility (5.1%; due May 28, 2004)      70.8         76.8
Subordinated note (8.0%; due January 13, 2003)....       5.0          5.0
Capital lease obligations (Note 13)...............       0.4          0.6
                                                      ------       ------
       Total......................................     397.9       $405.4
Less current portion..............................       2.0          1.9
                                                      ------       ------
       Long-term portion..........................    $395.9       $403.5
                                                      ======       ======

   In conjunction with the Company's recapitalization and acquisition of Pacer Logistics on May 28, 1999, the Company issued $150.0 million aggregate principal amount of 11.75% senior subordinated notes due June 1, 2007 under the indenture dated as of May 28, 1999. Interest on the notes is payable semi-annually in cash on

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES each June 1 and December 1, commencing on December 1, 1999. The Company may redeem the notes, in whole at any time or in part from time to time on and after June 1, 2003, upon not less than 30 nor more than 60 days' notice, at the following redemption prices: 2003--105.875%; 2004--102.938%; 2005 and thereafter--100.00%. The indenture provides that upon the occurrence of a change of control, each holder of notes will have the right to require that the Company purchase all or a portion of such holder's notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued interest to the date of purchase.

   The notes are fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by each of the Company's subsidiaries. The indenture contains covenants limiting the Company's ability to incur additional indebtedness, and restricts the Company's ability to pay dividends or make other restricted payments, consummate asset sales, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries.

   On May 28, 1999, the Company also entered into a credit agreement that originally provided for a seven-year $135.0 million term loan (the "Term Loan") which was used to finance the recapitalization and specified indebtedness of the Company and a five-year $100.0 million revolving credit facility (the "Revolving Credit Facility"). The interest rate for the Term Loan is the lesser of 2% in excess of the prime lending rate as determined by the administrative agent, 2.5% in excess of the federal funds rate, or 3% in excess of the Eurodollar rate subject to increases and decreases based upon achievement of financial ratios. The Term Loan requires minimum scheduled repayments of $1.3 million annually between the year 2000 and 2005 with the remaining portion maturing in 2006. The interest rate for the Revolving Credit Facility is the lesser of 1.5% in excess of the prime lending rate as determined by the administrative agent, 1.5% in excess of the federal funds rate or 2.5% in excess of the Eurodollar rate subject to increases and decreases based upon achievement of financial ratios. The interest rate for the Term Loan and the Revolving Credit Facility increases or decreases by 0.25% for each change in our leverage ratio between 3.5 and 4.0, between 4.0 and 5.0, and greater than
5.0. At December 28, 2001, the interest rates for the Term Loan and Revolving Credit Facility were 5.5% and 5.1%, respectively. The rates for the Term Loan and Revolving Credit Facility are reset on a monthly basis.

   The credit agreement contains customary covenants, the most restrictive of which limit the Company's ability to declare dividends, prepay debt, make investments, incur additional indebtedness, make capital expenditures, engage in mergers, acquisitions and asset sales, and issue redeemable common stock and preferred stock, subject to exceptions. The Company is also required to comply with specified financial covenants including a consolidated interest coverage ratio and an adjusted total leverage ratio. At December 28, 2001, the Company was in compliance with these covenants.

   On December 22, 2000, the Company entered into a third amendment to the credit agreement to provide for an additional term loan in the amount of $40.0 million which was borrowed to finance the acquisition of Rail Van. Similar to the original term loan, the interest rate for the new term loan is the lesser of 2% in excess of the prime lending rate as determined by the administrative agent, 2.5% in excess of the federal funds rate, or 3% in excess of the Eurodollar rate subject to increases and decreases based upon achievement of certain financial ratios. At December 28, 2001, the interest rate for the new term loan was 5.5%. The new term loan requires minimum scheduled repayments of $0.4 annually between 2001 and 2005. The maturity date for the new term loan is May 28, 2006.

   The Company must pay a commitment fee equal to 0.5% per annum on the unused portion of the Revolving Credit Facility, subject to decreases based on the achievement of financial ratios and subject to increases based on the amount of unused commitments. At December 28, 2001, the Company had $23.4 million available under the Revolving Credit Facility. On August 9, 1999, the Company entered into a first amendment to the credit agreement to increase the maximum amount that can be drawn under the revolving credit facility on the day of

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES notification of borrowing to $10.0 million from $2.5 million. On January 7, 2000, the Company entered into a second amendment to the credit agreement to modify the definition of excess cash flow to allow for the acquisition of Conex assets.

   In conjunction with the transactions described above in Note 3, the Company borrowed $83.2 million under the Revolving Credit Facility, issued $40.0 million in new term loans (as discussed below) and issued Conex shareholders an 8% subordinated note in the aggregate principal amount of $5.0 million due January 13, 2003.

   The loans and letters of credit under the credit agreement are guaranteed by all of the existing and future direct and indirect wholly-owned subsidiaries. The Company's obligations and the obligations of such subsidiaries are collateralized by a first priority perfected lien on substantially all of the Company's properties and assets and all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions.

   During 2001, the Company repaid $0.2 million in capital lease obligations, $6.0 million of the Revolving Credit Facility, $1.3 million of the Term Loans and $36,000 remaining of the notes payable to management. During 2000, the Company repaid $0.1 million in capital lease obligations, $8.9 million of debt assumed as part of the Rail Van acquisition, $6.4 million of the Revolving Credit Facility, $1.3 million of the Term Loan and $0.4 million of notes payable to management.

   Contractual maturities of long-term debt (including capital lease obligations) during each of the five years subsequent to 2001 and thereafter are as follows (in millions):

2002......................................... $  2.0
2003.........................................    6.8
2004.........................................   72.6
2005.........................................    1.8
2006.........................................  164.7
Thereafter...................................  150.0
                                              ------
   Total..................................... $397.9
                                              ======

NOTE 5.  HEDGING ACTIVITIES

   On December 30, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of SFAS 133."). SFAS 133 established accounting and reporting standards for derivatives and hedging activities, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The adoption of SFAS 133 did not result in a cumulative effect adjustment being recorded to net income for the change in accounting as the Company had no derivative instruments outstanding.

   The Company has an interest rate risk management policy with the objective of managing its interest costs. To meet these objectives, the Company employs hedging strategies to limit the effects of changes in interest rates on its income and cash flows. The Company does not acquire derivative instruments for any purpose other than cash flow hedging purposes. The Company does not speculate using derivative instruments. The Company believes that its interest rate risk management policy is generally effective. Nonetheless, the Company's profitability may be adversely affected during particular periods as a result of changing interest rates. In addition, hedging transactions using derivative instruments involve risks such as counter-party credit risk and legal

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES enforceability of hedging contracts. The counter-parties to the Company's arrangements are major financial institutions with which the Company and its affiliates may also have other financial relationships. These counter-parties potentially expose the Company to loss in the event of nonperformance.

CASH FLOW HEDGING INSTRUMENTS

   Management continually identifies and monitors changes in interest rate exposures that may adversely impact expected future cash flows by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable both to the Company's outstanding or forecasted debt obligations and to the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analyses, to estimate the impact of changes in interest rates on the Company's future cash flows.

   The Company entered into two interest rate swap agreements on April 11, 2001 with a combined notional amount of $100.0 million which mature on October 11, 2002, to manage fluctuations in cash flows resulting from interest rate risk. These swap agreements effectively change the variable-rate cash flows on the Company's debt obligations to fixed-rate cash flows. Under the terms of the interest rate swap agreements, the Company receives variable interest rate payments based on LIBOR and makes fixed interest rate payments at 4.43%.

   The Company records the fair value of interest rate swap agreements designated as hedging instruments as a derivative asset or liability. Changes in the fair value of the interest rate swap agreements are reported as unrealized gains or losses in stockholders' equity as a component of accumulated other comprehensive income (loss). If a derivative instrument is designated as a hedge but the derivative instrument is not fully effective in hedging the designated risk, the ineffective portion of the gain or loss is reported in interest expense immediately. The cash flows associated with the hedge are classified in the same category as the item being hedged.

   Interest expense for 2001 includes no net gains or losses representing cash flow hedge ineffectiveness, since the critical terms of the Company's swap agreements and debt obligations are matched. The Company recognizes additional interest expense resulting from amortization of amounts deferred to Other Comprehensive Income (Loss).

   At December 31, 1999, the Company was a party to an interest rate swap agreement for which it paid a fixed rate on an aggregate notional amount of $2.7 million which is used to hedge its variable interest rate exposure on certain debt and was accounted for as an adjustment of interest expense over the life of the debt. The Company received a variable rate of interest on the swap of 5.5% at December 31, 1999 and paid a fixed rate based on LIBOR, which was 5.9% at December 31, 1999. During 1999, an insignificant amount was charged to interest expense for the swap. The swap terminated on January 10, 2000.

NOTE 6.  INCOME TAXES

   The Company is required to file separate U.S. corporate income tax returns, independent of Pacer Logistics, Inc. and its subsidiaries. The Company and its subsidiary, Pacer Logistics, Inc., would be eligible to elect and file U.S. consolidated corporation income tax returns if the Company owns at least 80% of the total voting power and total value of the stock of Pacer Logistics, Inc.

   For federal and state income tax purposes, the recapitalization of the Company was a taxable business combination and a qualified stock purchase. The buyer and seller jointly agreed to treat the transaction as an asset acquisition in accordance with Section 338(h)(10) of the Internal Revenue Code and such election has been made. An allocation of the purchase price to the tax basis of assets and liabilities based on their respective fair value at May 28, 1999 was finalized for income tax purposes during 1999.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   In connection with the recapitalization, the Company recorded a deferred tax asset of approximately $81.2 million at May 28, 1999 related to future tax deductions for the net excess of the tax basis of the assets and liabilities over the financial statement carrying amounts with a corresponding credit to Stockholders' Equity.

   For periods prior to May 28, 1999, APLLTS' operating results were included in the consolidated income tax returns of APL Limited. A charge in lieu of income taxes was recorded using the separate return method, as if the Company were a separate taxpayer.

   The reconciliation of the net effective income tax rate to the U.S. federal statutory income tax rate is as follows:

                                                         FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                                                            ENDED         ENDED         ENDED
                                                        DEC. 28, 2001 DEC. 29, 2000 DEC. 31, 1999
                                                        ------------- ------------- -------------
U.S. Federal Statutory Rate............................      35.0%        35.0%         35.0%
Increases (Decreases) in Rate Resulting From:
   State Tax, Net of Federal Benefit...................       6.9%         6.0%          3.8%
   Revisions to Prior Years' Estimated Liability
     Including Tax Audit Adjustments...................     (21.3)%         --            --
   Non-Deductible Book Goodwill........................       9.0%         2.7%          1.0%
   Other Permanent Book/Tax Differences................       2.0%         0.3%           --
                                                            -----         ----          ----
   Net Effective Tax Rate..............................      31.6%        44.0%         39.8%
                                                            =====         ====          ====


   For 2001, the revisions to prior years' estimated liability including tax audit adjustments include tax planning revisions and other adjustments. The tax planning revisions relate to the implementation of a transfer pricing agreement between the Company and its Mexican subsidiary wherein the Company compensates its Mexican subsidiary for services rendered. The other adjustments relate to the closing of IRS exams for the Company's 1997-1999 fiscal year ends.


   The provision for income taxes is as follows (in millions):

                                                         FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                                                            ENDED         ENDED         ENDED
                                                        DEC. 28, 2001 DEC. 29, 2000 DEC. 31, 1999
                                                        ------------- ------------- -------------
Current:
   Federal.............................................     $(2.2)        $ 4.8         $ 6.3
   State...............................................      (0.6)          1.4           0.9
                                                            -----         -----         -----
       Total Current...................................      (2.8)          6.2           7.2
Deferred:
   Federal.............................................       4.5           5.2           3.7
   State...............................................       1.9           1.5           0.8
                                                            -----         -----         -----
   Total Deferred......................................       6.4           6.7           4.5
                                                            -----         -----         -----
       Total Provision.................................     $ 3.6         $12.9         $11.7
                                                            =====         =====         =====

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The following table shows the tax effects of the Company's cumulative temporary differences included in the Consolidated Balance Sheets at December 28, 2001 and December 29, 2000 (in millions):

                                                  DECEMBER 28, DECEMBER 29,
                                                      2001         2000
                                                  ------------ ------------
Tax Loss Carry-Forwards..........................    $ 7.6        $  --
Property and Equipment...........................     (6.8)        (4.8)
Allowance for Doubtful Accounts..................      2.8          3.8
Accrued Liabilities..............................      3.0          6.0
Tax Basis in Excess of Book--Recapitalization....     60.3         67.7
Other............................................     (3.8)        (4.0)
                                                     -----        -----
       Total Net Deferred Tax Asset..............    $63.1        $68.7
                                                     =====        =====

   As of December 28, 2001, the Company has net operating loss carryforwards of $24.1 million for federal income tax purposes. These carryforwards will expire in 2021. In order for these net operating loss carryforwards to be utilized, the Company must continue to comply with the change in ownership restrictions.

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Pacer has not recognized a valuation allowance since management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize all deferred tax assets.

NOTE 7.  PENSION PLANS AND STOCK OPTION PLANS

   Effective May 28, 1999, the Company's employees were eligible for the Pacer Logistics, Inc. 401(k) plan and no longer participate in the former parent's pension, postretirement benefits and profit-sharing plans. Under the Pacer Logistics, Inc. 401(k) plan, the Company matches 50% of the first 6% of base salary contributed by the employee. Matching contributions by the Company to the plan in 2001, 2000 and 1999 were $1.2 million, $0.8 million and $0.5 million, respectively.

   The former parent maintained defined benefit pension plans for certain domestic shoreside employees, healthcare benefit plans for retired employees and profit-sharing plans for non-union employees. The costs and benefits of these plans were allocated by the former parent to the Company and were included in general and administrative expenses.


   On May 28, 1999, the Board of Directors authorized the creation of the Pacer International, Inc. 1999 Stock Option Plan under which options to purchase 3,587,494 shares of the Company's common stock may be granted, including options for 940,494 and 185,228 shares which were part of the 1997 and 1998 Pacer Logistics, Inc. Stock Option Plan, respectively, that were rolled over into the 1999 plan as part of the acquisition of Pacer Logistics. In addition, under the 1999 Stock Option Plan, options to purchase 44,997 shares of preferred stock were granted which were rolled over from the 1997 Pacer Logistics Stock Option Plan. There are no cash-out provisions for the Company's common or preferred stock in the event of exercise.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The 1999 plan provided for initial grants to specified employees. The aggregate number of shares subject to these initial grants was 1,971,000 and their exercise price was $5.00 per share. The options were granted at fair value. These initial grants were divided into three tranches, Tranche A, Tranche B and Tranche C. Tranche A options vest in five equal installments on the date of the grant's first five anniversary dates, provided the employee is employed by the Company on each anniversary date. Tranche B options generally vest on the date of grant's seventh anniversary date if the employee is employed by the Company on that date. However, if on any of the grant's first five anniversary dates certain per share target values are attained and the employee is employed by the Company on that date, then 20% of the Tranche B options will vest. Accelerated vesting of the Tranche B options is possible if a sale of the Company occurs prior to the date of grant's fifth anniversary and the fair market value of the per share consideration to be received by the shareholder equals or exceeds an amount calculated in accordance with this plan. Tranche C options vest in substantially the same manner as Tranche B options, including acceleration upon a sale of the Company, except that the per share target values as of a given anniversary date are increased. Options granted to non-employee directors vest in four equal installments on the date of grant's first four anniversary dates.



   In 1999, subsequent to the initial grants, 160,000 options were granted to management personnel to purchase Pacer International, Inc. common stock at $10.00 per share. The options were granted at an exercise price that exceeded the fair value. The weighted-average grant-date fair value of these options was $8.36 per share. In addition, 48,000 options with an exercise price of $5.00 per share were forfeited due to employee resignations.



   During 2000, 303,000 options were granted under the plan to management personnel to purchase Pacer International, Inc. common stock at $10.00 per share, and 290,000 options were granted to management personnel at $12.50 per share. All of the 303,000 $10.00 options were granted at below market price. The weighted-average grant-date fair value of these options was $10.05 per share. The $12.50 exercise price options were granted at an exercise price that exceeded the fair value. The weighted-average grant-date fair value of these options was $11.36 per share. Options forfeited due to employee resignations were 602,000 options with an exercise price of $5.00 per share, and 30,000 options with an exercise price of $10.00 per share. Certain members of management exercised 574,746 options to purchase Pacer International Inc. common stock at an average exercise price of $0.61 per share, and 108,000 options were exercised by management at $5.00 per share. In addition, certain members of management exercised 17,499 Pacer International, Inc. preferred stock options with an exercise price of $9.00 per share. The Company elected, at its discretion, to repurchase and retire the preferred stock that arose from the exercise of the options. Included in selling, general and administrative expenses on the Statement of Operations is $53,904 and $22,000 of amortization of unearned compensation for 2001 and 2000, respectively.



   During 2001, 558,000 options were granted under the plan to management personnel to purchase Pacer International, Inc. common stock at $12.50 per share. The options were granted at fair value. Options forfeited due to employee resignations were 134,000 options with an exercise price of $5.00 per share, 130,000 options with an exercise price of $10.00 per share and 10,000 options with an exercise price of $12.50 per share. Certain members of management exercised 365,748 options to purchase Pacer International Inc. common stock at an average exercise price of $0.11 per share, and 1,000 options were exercised by management at $5.00 per share. In addition, certain members of management exercised 27,498 Pacer International, Inc. preferred stock options with an exercise price of $9.00 per share. The Company elected, at its discretion, to repurchase and retire the preferred stock that arose from the exercise of the options.



   As of December 28, 2001, 133,772 options remain available for future grant under the plan.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   A vested option that has not yet been exercised will automatically terminate on the first to occur of the grant's tenth anniversary, ninety days following the employee's termination of employment for any reason other than death or disability, twelve months following the employee's termination of employment due to death or disability, or as otherwise determined by the committee.

   Each option that is vested as of the date of the sale of the Company remains exercisable until the sale's closing, after which time such option is unenforceable. Non-vested Tranche A, Tranche B and Tranche C options will vest in accordance with the vesting schedules described above, however, an option that vests after the Company is sold will remain exercisable for 10 days before such portion of the option terminates and is of no further force or effect. All options granted under this plan are nontransferable except upon death, by such employee's will or the laws of descent and distribution, or transfers to family members of the employee that are approved by the committee.

   This plan has a term of ten years, subject to earlier termination by the Board of Directors, who may modify or amend this plan in any respect, provided that no amendment or modification affects an option already granted without the consent of the option holder.

   The following table summarizes the transactions of the Pacer International, Inc. 1999 Stock Option Plan adopted May 28, 1999 as of December 28, 2001.


                                                WEIGHTED                WEIGHTED
                                              AVG. EXERCISE           AVG. EXERCISE
                                     COMMON      PRICE-     PREFERRED    PRICE-
                                     STOCK       COMMON       STOCK     PREFERRED
                                   ---------  ------------- --------- -------------
Balance at December 25, 1998......        --         --           --         --
Options rolled over............... 1,125,722     $ 1.14       44,997      $9.00
Granted........................... 2,131,000     $ 5.38           --         --
Cancelled or expired..............   (48,000)    $ 5.00           --         --
                                   ---------     ------      -------      -----
Balance at December 31, 1999...... 3,208,722     $ 3.90       44,997      $9.00
                                   =========     ======      =======      =====
Options exercisable, end of year..   286,316     $ 2.34        9,999      $9.00
Granted...........................   593,000     $11.20           --         --
Canceled or expired...............  (632,000)    $ 5.24           --         --
Exchanged.........................        --         --           --         --
Exercised.........................  (682,746)    $ 1.31      (17,499)     $9.00
                                   ---------     ------      -------      -----
Balance at December 29, 2000...... 2,486,976     $ 6.01       27,498      $9.00
                                   =========     ======      =======      =====
Options exercisable, end of year..   412,060     $ 5.19        9,999      $9.00
Granted...........................   558,000     $12.50           --         --
Canceled or expired...............  (274,000)    $ 7.65           --         --
Exchanged.........................        --         --           --         --
Exercised.........................  (366,748)    $ 0.13      (27,498)     $9.00
                                   ---------     ------      -------      -----
Balance at December 28, 2001...... 2,404,228     $ 8.23           --         --
                                   =========     ======      =======      =====
Options exercisable, end of year..   515,562     $ 5.44           --         --
Options available for future grant   133,772                      --         --

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The following table summarizes information about stock options outstanding at December 28, 2001:


                             OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                --------------------------------------------- ----------------------------
                            WEIGHTED AVERAGE
   RANGE OF          NUMBER    REMAINING     WEIGHTED AVERAGE   NUMBER    WEIGHTED AVERAGE
EXERCISE PRICES OUTSTANDING  LIFE (MONTHS)    EXERCISE PRICE  EXERCISABLE  EXERCISE PRICE
--------------- ----------- ---------------- ---------------- ----------- ----------------
 Common Stock
    $ 4.30          58,728         85             $ 4.31         58,728        $ 4.31
    $ 5.00       1,204,500         88             $ 5.00        409,034        $ 5.00
    $10.00         303,000         99             $10.00         37,800        $10.00
    $12.50         838,000        109             $12.50         10,000        $12.50
                   -----                                         -----
    Total        2,404,228         97             $ 8.23        515,562        $ 5.44



   A total of 160,000 non-plan options were granted upon consummation of the RFI acquisition on October 31, 2000. These options vested immediately and were exercisable on or before June 30, 2001. These options expired during 2001.


   The Company applies APB Opinion 25 interpretations in accounting for its stock option plans. Had compensation expense been determined for the stock options granted in 2001, 2000 and 1999 based on the fair value at grant date consistent with SFAS 123 "Accounting for Stock-Based Compensation", the Company's pro forma net income and earnings per share for 2001, 2000 and 1999 would not have been significantly different.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The fair value of each stock option granted is estimated on the date of grant using the minimum value method of option pricing with the following weighted-average assumptions for grants: dividend yield of 0.0%, risk-free interest rate of 4.9% and expected life of 7 years (in determining the "minimum value", SFAS 123 does not require the volatility of the Company's common stock underlying the options to be calculated or considered because the Company is not publicly traded).

NOTE 8.  RELATED PARTY TRANSACTIONS

   The following table summarizes related party transactions recorded in the Statements of Operations (in millions):

                                                                             FISCAL YEAR ENDED
                                                                   --------------------------------------
                                                                   DECEMBER 28, DECEMBER 29, DECEMBER 31,
              RELATED PARTY                         TYPE               2001         2000         1999
              -------------                         ----           ------------ ------------ ------------
GROSS REVENUES:
  APL Limited............................. Freight transportation     $ 82.8       $ 90.6       $49.1
  APL Limited............................. Avoided repositioning        17.4         16.2        21.0
                                           International freight
  APL Limited............................. Management fee                6.6          6.6         3.9
                                                                      ------       ------       -----
     Total related party revenues.........                            $106.8       $113.4       $74.0
                                                                      ======       ======       =====
OPERATING EXPENSES:
DIRECT OPERATING EXPENSES:
  APL Limited............................. Lease, maintenance and
                                           repair expense             $   --       $   --       $ 7.0
                                                                      ------       ------       -----
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES:
  APL Limited............................. Corporate overhead         $   --       $   --       $ 5.6
  APL Limited............................. Administrative services       1.0          0.6         1.1
  APL Limited............................. Information technology
                                           services                     10.0         10.0         5.8
  APL de Mexico, S.A. de C.V.............. Agency services               0.1          2.7         1.8
  Apollo Management....................... Management fee                0.5          0.5         0.3
  A&G Investments......................... Facility lease                0.6          0.5         0.3
  KU Realty, LLC.......................... Facility lease                1.8          1.8          --
  Rich Hyland............................. Facility lease                 --           --         0.1
  Perimeter West.......................... Facility lease                1.1           --          --
                                                                      ------       ------       -----
     Total related party SG&A expenses....                            $ 15.1       $ 16.1       $15.0
                                                                      ------       ------       -----
INTEREST EXPENSE:
  Keller Uchida Realty Resources, LLC..... $5.0 Million Sub Note      $  0.4       $  0.2       $  --
                                                                      ------       ------       -----
     Total related party expenses.........                            $ 15.5       $ 16.3       $22.0
                                                                      ======       ======       =====

   Management believes that the terms of the related party transactions listed above were at fair market rates.

   The Company provides intermodal services to APL Limited. These services include moving containers from ports to inland points, moving containers from inland points to ports, and repositioning empty containers. These

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES transactions were performed on a cost reimbursement basis. Thus, no revenues or expenses were recognized for financial reporting purposes. Reimbursements amounted to $0, $79.2 million and $273.6 million for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. The decrease in reimbursement reflects the Company's transfer in April 2000 of the processing of APL Limited's international traffic receivables and payables to APL Limited, which had previously been included in the Company's balance sheet. This resulted in a decrease in both accounts receivable and accounts payable of approximately $33.0 million. The transfer to APL Limited was facilitated by changes in computer software which were not previously available. The Company continues to handle APL Limited's international traffic under contract for an annual management fee of $6.6 million in 2001 and 2000 and $3.9 million in 1999.

   Prior to the recapitalization, APL Land Transport Services, Inc. ("APLLTS") shared in expenses of the former parent for services including systems support, office space and other corporate services. These expenses were $5.6 million for the period ended May 28, 1999. In connection with the recapitalization, the Company has signed long-term agreements with APL Limited for administrative services such as billing and accounts receivable and payable processing on a per transaction basis. For 2001, 2000 and the seven months ended December 31, 1999, $1.0 million, $0.6 million and $1.1 million was paid for these services, respectively. In addition, APL Limited is currently providing the Company information technology under a long-term agreement for an annual fee of $10.0 million. For the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, $10.0 million, $10.0 million and $5.8 million was paid for these services, respectively.

   In addition, the Company receives compensation from APL Limited for the repositioning expense that APL Limited has avoided due to the Company using APL Limited's containers in surplus locations. The total amount of revenue recognized for these services was $17.4 million, $16.2 million and $21.0 million for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. At December 28, 2001 and December 29, 2000 $1.9 million and $1.6 million was receivable from APL Limited, respectively.

   The Company also provides services to the Automotive Division of APL Limited. These services include moving containers primarily in the U.S.--Mexico trade. The amount of revenue recognized for these services was $82.8 million, $90.6 million and $49.1 million for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. At December 28, 2001 and December 29, 2000, $4.7 million and $4.4 million was receivable from APL Limited including related drayage and miscellaneous charges, respectively.

   Prior to the recapitalization, APLLTS received an allocation for lease and maintenance and repair expenses from APL Limited. These expenses were $7.0 million for the fiscal year ended December 31, 1999.


   APL de Mexico, S.A. de C.V. (APL Mexico), a wholly owned Mexican subsidiary of APL Limited, provides various agency services to the Company with respect to its bills of lading in Mexico. Expenses recorded by the Company from APL Mexico were $0.1 million, $2.7 million and $1.8 million for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. At December 28, 2001 and December 29, 2000, $0 and $0.5 million was payable to APL Mexico, respectively. Effective in 2001, the Company began using Pacer Stacktrain S. de R.L. de C.V. (Pacer Mexico), a wholly owned Mexican subsidiary of the Company, to handle the services previously provided by APL Mexico.


   The Company has entered into a management agreement with Apollo Management ("Apollo"), an affiliate of our principal shareholder, for financial and strategic services as the Board of Directors may reasonably request. The annual fee which has been paid for these services for the years ended December 28, 2001 and December 29, 2000 was $0.5 million, and for the partial year ended December 31, 1999 was $0.3 million. In addition, the Company paid Apollo a fee of $1.5 million in 1999 in connection with the recapitalization.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

   The Company leases a facility consisting of office, warehousing and trucking space from A&G Investments, a California general partnership of which Messrs. Goldfein and Steiner are the only partners. Mr. Goldfein is a stockholder and a former Director and Executive Vice President of the Company. Mr. Steiner is a stockholder and a former Executive Vice President of the Company. Lease payments were $0.6 million, $0.5 million and $0.3 million for the years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively.

   The Company leases warehouse and dock facilities in Southern California from KU Realty, Inc. which is owned by Messrs. Keller and Uchida. Mr. Keller is a stockholder and President of the Freight Consolidation and Handling Division of the Company. Lease payments were $1.8 million for the years ended December 28, 2001 and December 29, 2000.

   In July 2001, February 2001 and August 2000 the Company paid scheduled semi-annual interest payments amounting to $0.4 million in 2001 and $0.2 million in 2000 to Mr. Keller on the $5.0 million 8.0% subordinated note issued in January 2000 as part of the purchase price for the acquisition of Conex assets.

   In April 2000, the Company repaid $0.4 million, including accrued interest, in notes payable to Messrs. Orris, Angeli and Cross. The notes were part of the purchase price for Pacer Logistics acquired on May 28, 1999.

   The Company leased a facility consisting of office space from Richard P. Hyland, a stockholder and a former Executive Vice President of the Company. Such lease was pursuant to an oral agreement and was on a month-to-month basis. The lease terminated on December 31, 1999.

   In connection with the acquisition of Rail Van, the Company assumed a lease that had been entered into by Rail Van with an entity associated with Messrs. Bruncak and Brashares and certain former shareholders of Rail Van. This lease commenced in April, 2001, with an annual rental payment of approximately $1.3 million. Lease payments were $1.1 million for the year ended December 28, 2001.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

   The Company is party to various legal proceedings, claims and assessments, including environmental, arising in the normal course of its business activities. However, management believes none of these items will have a material adverse impact on the Company's consolidated financial position, results of operations or liquidity.

   Two subsidiaries of Pacer Logistics, Interstate Consolidation, Inc. and Intermodal Container Service, Inc., were named defendants in a class action filed in July 1997 in the State of California, Los Angeles Superior Court, Central District, alleging, among other things, breach of fiduciary duty, unfair business practices, conversion and money had and received in connection with monies allegedly wrongfully deducted from truck drivers' earnings. The defendants entered into a Judge Pro Tempore Submission Agreement dated as of October 9, 1998, pursuant to which the plaintiffs and defendants have waived their rights to a jury trial, stipulated to a certified class, and agreed to a minimum judgement of $250,000 and a maximum judgement of $1.75 million. On August 11, 2000, the Court issued its Statement of Decision, in which Interstate Consolidation, Inc. and Intermodal Container Service, Inc. prevailed on all issues except one. The only adverse ruling was a Court finding that Interstate failed to issue certificates of insurance to the owner-operators and therefore failed to disclose that in 1998, Interstate's retention on its liability policy was $250,000. The court has ordered that restitution of $488,978 be paid for this omission. The court entered judgment on the August 11, 2000 decision on January 23, 2002. Plaintiffs' counsel has indicated that he intends to appeal the entire ruling and we intend to appeal the restitution issue. Based upon information presently available and in light of legal and other defenses and insurance coverage, management does not expect these legal proceedings, claims and assessments, individually or in the aggregate, to have a material adverse impact on the Company's consolidated financial position, results of operations or liquidity.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTE 10.  SEGMENT INFORMATION

   The Company has two reportable segments, the wholesale segment and the retail segment, which have separate management teams and offer different but related products and services. The wholesale segment provides intermodal rail service in North America by selling intermodal service to shippers pursuant to agreements with intermodal rail trains. The retail segment provides trucking services, intermodal marketing, freight consolidation and handling, international freight forwarding and supply chain management services. Prior to May 28, 1999, the Company had only one reportable segment, the wholesale segment.

   International revenues generated by the Company's retail segment for 2001 were $108.8 million in Europe and $7.6 million in Canada. The Company's wholesale segment generated $54.5 million in revenues for 2001 from Mexico. For 2000, revenues generated from RFI's international operations since acquisition were $18.0 million. The Company's wholesale segment generated $51.7 million in revenues for 2000 from Mexico and the retail segment generated $12.4 million from Canada. The Company's asset base is predominantly in the United States.

   The following table presents reportable segment information for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999 (in millions).

                                    WHOLESALE RETAIL   OTHER  CONSOLIDATED
                                    --------- ------  ------  ------------
Fiscal year ended December 28, 2001
   Gross revenues..................  $808.8   $952.8  $(90.7)   $1,670.9
   Net revenues....................   187.9    143.4               331.3
   Income from operations..........    37.1     15.5    (1.6)       51.0
   Interest expense, net...........    22.1     17.5                39.6
   Tax expense.....................     4.8     (1.2)                3.6
   Net income......................    10.2     (0.8)   (2.4)        7.0
   Depreciation and amortization...     5.6     12.7                18.3
   Capital expenditures............     8.1      6.5                14.6
   Total assets....................   439.7    258.1   (64.9)      632.9

Fiscal year ended December 29, 2000
   Gross revenues..................  $814.7   $503.9  $(37.3)   $1,281.3
   Net revenues....................   183.2     92.5               275.7
   Income from operations..........    49.7     13.7                63.4
   Interest expense, net...........    25.3      8.8                34.1
   Tax expense.....................    12.5      0.4                12.9
   Net income......................    11.9      4.5    (1.6)       14.8
   Depreciation and amortization...     5.4      6.2                11.6
   Capital expenditures............     2.0      3.5                 5.5
   Total assets....................   457.2    279.4   (78.2)      658.4

Fiscal year ended December 31, 1999
   Gross revenues..................  $713.2   $233.2  $(18.7)   $  927.7
   Net revenues....................   154.1     38.2               192.3
   Income from operations..........    38.9      9.1                48.0
   Interest expense, net...........    16.4      2.2                18.6
   Tax expense.....................     8.5      3.2                11.7
   Net income......................    14.0      3.7    (1.1)       16.6
   Depreciation and amortization...     6.0      2.6                 8.6
   Capital expenditures............     0.1      1.9                 2.0
   Total assets....................   391.7    139.9   (76.6)      455.0

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

Data in the "Other" column includes elimination of intercompany balances, subsidiary investment and additionally for 2001, the write-off of IPO costs. All intersegment services are provided and purchased at quoted market rates.

   For the year ended December 28, 2001 no customer contributed more than 10% of the Company's total gross revenues. For the year ended December 29, 2000, the Company had one customer which contributed more than 10% of the Company's total gross revenues. Total gross revenues of $146.9 million were generated from Union Pacific (generated by both reporting segments).

   For the year ended December 31, 1999, the Company had two customers, respectively which contributed more than 10% of the Company's total gross revenues. Total gross revenues of $128.2 million were generated by the wholesale segment from Hub Group and total gross revenues of $100.8 million were generated from Union Pacific (generated by both reporting segments).

NOTE 11.  PROPERTY AND EQUIPMENT

   Property and equipment consist of the following at December 28, 2001 and December 29, 2000 ($ in millions):

                                                                   2001    2000
                                                                  ------  ------
Railcars......................................................... $ 26.9  $ 26.9
Containers and Chassis...........................................   26.6    27.2
Leasehold Improvements and Other (including computer hardware and
  software)......................................................   33.6    20.2
                                                                  ------  ------
       Total.....................................................   87.1    74.3
Less: Accumulated Depreciation and Amortization..................  (27.8)  (17.8)
                                                                  ------  ------
   Property and Equipment, net................................... $ 59.3  $ 56.5
                                                                  ======  ======

   Depreciation and amortization of property and equipment was $10.8 million, $6.9 million and $6.2 million for the years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. The Company retired $0.8 million and $0.5 million of accumulated depreciation associated with the sale of containers and chassis in 2001 and 2000, respectively. Equipment under capital lease are included above with a cost of $1.1 million and $1.0 million and accumulated amortization of $0.7 million and $0.4 million at December 28, 2001 and December 29, 2000, respectively.

   During 2001, the Company had capital expenditures of $14.6 million primarily for wholesale and retail segment computer conversion and expansion. The Company received $0.2 million from the sale of containers and other equipment and retired $1.8 million of property during the year.

   During 2000, the Company added $7.8 million in property and equipment due to the acquisition of Conex assets, GTS, RFI and Rail Van. In addition, capital expenditures of $5.5 million primarily for leasehold improvements and computer and related equipment were incurred during 2000. The Company received $0.4 million from the sale of containers and other equipment during the year and retired $0.8 million of property.

   As part of the recapitalization of the Company and acquisition of Pacer Logistics, the Company received $39.6 million in net proceeds from the sale and leaseback of 199 railcars originally purchased in 1998. A deferred gain of $1.6 million was recorded upon sale and is being amortized over the 13 year life of the lease. An additional $0.4 million was received from sales of other property in 1999.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTE 12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

   Accounts payable and accrued liabilities at December 28, 2001 and December 29, 2000 were as follows (in millions):

                                                    2001   2000
                                                   ------ ------
Accounts Payable.................................. $ 96.8 $102.7
Accrued Rail Liability............................   31.8   37.5
Accrued Volume Rebates Payable....................   17.9   11.5
Accrued Equipment Maintenance and Lease...........    5.7   13.5
Accrued Acquisition Costs.........................    2.1    8.1
Accrued Compensation and Benefits.................    4.1    6.7
Merger and Severance..............................    3.5    6.1
Accrued Interest Payable..........................    3.8    2.9
Other Accrued Liabilities.........................   37.4   38.2
                                                   ------ ------
   Total Accounts Payable and Accrued Liabilities. $203.1 $227.2
                                                   ====== ======

NOTE 13.  LEASES

   The Company leases certain doublestack railcars, containers, chassis, data processing equipment and other property. Future minimum lease payments under noncancelable leases at December 28, 2001 for the five years subsequent to 2001 and thereafter are summarized as follows (in millions):

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
2002..........................................................  $0.3    $ 60.0
2003..........................................................   0.1      48.9
2004..........................................................    --      44.0
2005..........................................................    --      37.4
2006..........................................................    --      32.5
Thereafter....................................................    --     158.2
                                                                ----    ------
       Total Minimum Payments.................................   0.4    $381.0
                                                                ====    ======
Less amount representing interest (at an effective rate of 6%)    --
                                                                ----
Present value of minimum lease payments.......................  $0.4
                                                                ====

   Rental expense was $85.6 million, $66.7 million and $50.4 million for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively. The net book value of property under capital lease at December 28, 2001 and December 29, 2000 was approximately $0.4 million and $0.6 million, respectively.

   On May 28, 1999 the Company received, as part of the Company's recapitalization and acquisition of Pacer Logistics, $39.6 million in net proceeds from the sale and leaseback (operating) of 199 railcars originally purchased in 1998.

   The Company took delivery of 1,500 new 53-foot containers and chassis financed through an operating lease in the fourth quarter of 1999. During 2000, the Company received 4,156 leased containers and 3,425 leased

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES chassis and returned 1,470 primarily 48-ft leased containers and 506 leased chassis. In addition, 593 owned 48-ft containers were retired. During 2001, the Company received 1,100 leased containers and 80 leased chassis and returned 2,278 primarily 48-ft leased containers and 1,629 leased chassis.

   The Company has entered into operating lease agreements for 1,300 railcars during 2000 and 2001 as described below. All of the railcars have been received and the Company does not anticipate ordering any additional railcars during 2002.

     LEASE        LEASE    NO.   RECEIVED RECEIVED
      DATE         TERM  ORDERED  IN 2000  IN 2001
      ---          ---   -------  ------   ------
    9/1/2000     Monthly    200    200
   10/4/2000     15 Yrs     250     85       165
     1/2/01       5 Yrs     250              250
    2/14/01      15 Yrs     100              100
    6/19/01      15 Yrs     250              250
    9/25/01       5 Yrs     250              250
                            -    -           -
                  Total   1,300    285     1,015
                          =====    ===     =====

   The two five-year term lease contracts have two additional five-year renewal options. The leases include change of control provisions, however these only apply if the new entity does not assume all of the obligations and when certain financial requirements are not met, such as, for example, the new entity maintaining a minimum net worth of $17.4 million or a Standard & Poor's credit rating of at least B+. If these requirements were not met, the lessor would have the right to retake the railcars and/or collect damages after disposal of the equipment, if necessary, to recover costs associated with the lease of the equipment.

   The Company receives income from others for the use of its doublestack railcars and containers. These income amounts are included in gross revenues. Rental income was $52.5 million, $30.1 million and $16.9 million for the fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999, respectively.

NOTE 14.  SUPPLEMENTAL CASH FLOW INFORMATION

   Supplemental cash flow information is as follows ($ in millions):

                                FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
                                   ENDED         ENDED         ENDED
                               DEC. 28, 2001 DEC. 29, 2000 DEC. 31, 1999
                               ------------- ------------- -------------
Cash Payments:
   Interest...................     $35.3         $32.3         $15.4
   Income Taxes...............     $ 1.0         $10.8         $ 2.5

NOTE 15.  MINORITY INTEREST


   Pursuant to the Company's recapitalization and acquisition of Pacer Logistics, 24,333.94 of Pacer Logistics' one million authorized shares of preferred stock were issued to certain management shareholders of Pacer Logistics as 7.5% exchangeable preferred stock on May 28, 1999. The remainder have been reserved for issuance by Pacer Logistics as payment-in-kind dividends of 7.5% annually. In July 1999, the Company redeemed 1,985.5 shares for $2.0 million leaving 22,348.44 outstanding. The preferred shares are convertible into 200 shares of Pacer International common stock for each preferred share and may be converted at the holders option until May 28, 2003. Subject to limitations under the Company's credit agreement, the Company has the option to

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES convert the Pacer Logistics exchangeable preferred stock into Pacer International preferred stock or cash anytime after August 28, 2000. The shares are mandatorily redeemable for $1,000 per share by Pacer International on May 28, 2009. Prior to conversion, the preferred stock of the subsidiary has no voting rights.

   Pursuant to the Second Amended and Restated Certificate of Incorporation of Pacer Logistics, Inc. effective in May 2001, the Company, among other things, extended the date that existing provisions apply, from May 28, 2001 to May 28, 2003 including the right to exchange deadline for the Series B Exchangeable Preferred Stock of Pacer Logistics. The annual 7.5% paid-in-kind dividends on the Series B Exchangeable Preferred Stock ceased to accrue as of May 28, 2001 and were replaced by a cash only participation dividend equal to a percentage of common stock dividends paid, if any by Pacer Logistics to the Company.

NOTE 16.  EARNINGS PER SHARE

   The following table sets forth the computation of earnings per share-basic and diluted (in millions, except share and per share amounts):


                                                       FISCAL YEAR  FISCAL YEAR  FISCAL YEAR
                                                          ENDED        ENDED        ENDED
                                                       DECEMBER 28, DECEMBER 29, DECEMBER 31,
                                                           2001         2000         1999
                                                       ------------ ------------ ------------
Numerator:
   Net income......................................... $       7.0  $      14.8  $      16.6
   Less: Net income for the period January 1, 1999
     Through May 28, 1999 (a).........................          --           --         (8.5)
                                                       -----------  -----------  -----------
   Net income-basic................................... $       7.0  $      14.8  $       8.1
   Minority interest (b)..............................         0.8          1.6          1.1
                                                       -----------  -----------  -----------
Numerator for earnings per share-diluted.............. $       7.8  $      16.4  $       9.2
                                                       ===========  ===========  ===========
Denominator:
   Denominator for earnings per share-basic
     Common shares outstanding........................  22,996,462   21,941,540   20,880,000
   Effect of dilutive securities:
       Stock options..................................     821,802    1,175,498    1,627,964
       Exchangeable preferred stock of subsidiary.....   4,469,688    4,469,688    4,531,906
                                                       -----------  -----------  -----------
Denominator for earnings per share-diluted............  28,287,952   27,586,726   27,039,870
                                                       ===========  ===========  ===========
Earnings per share-basic.............................. $      0.31  $      0.68  $      0.39
                                                       ===========  ===========  ===========
Earnings per share-diluted............................ $      0.27  $      0.60  $      0.34
                                                       ===========  ===========  ===========

--------
(a) Net income for the period from January 1, 1999 through May 28, 1999 has been excluded as prior to the recapitalization on May 28, 1999 the Company was a division of APL Limited and did not have common stock.
(b) The minority interest is the dividend on the preferred stock of a subsidiary that accrued up until May 2001. For the purposes of calculating diluted earnings per share this minority interest is added to net income as the preferred stock is assumed to be converted.

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTE 17.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION

   As discussed in Note 4, in conjunction with the Company's recapitalization and acquisition of Pacer Logistics on May 28, 1999 the Company issued $150.0 million of 11.75% senior subordinated notes due June 1, 2007 and entered into a credit agreement that provided for a seven-year $135.0 million term loan due May 28, 2006 and a five-year $100.0 million revolving credit facility due May 28, 2004. In addition, on December 22, 2000, the Company entered into an amendment to the credit agreement that provided for an additional term loan in the amount of $40.0 million that was borrowed to finance the acquisition of Rail Van. The notes are fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by each of the Company's subsidiaries. The term loans and letters of credit under the credit agreement are guaranteed by all of the existing and future direct and indirect wholly-owned subsidiaries. The Company's obligations and the obligations of such subsidiaries are collateralized by a first priority perfected lien on substantially all of the Company's properties and assets and all of the properties and assets of such subsidiaries, whether such properties and assets are now owned or subsequently acquired, subject to exceptions.

   The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with generally accepted accounting principles.

               CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                    DECEMBER 28, 2001 (DOLLARS IN MILLIONS)

                                                          GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                 PARENT  SUBSIDIARIES  ADJUSTMENTS     PACER
                                                 ------  ------------ ------------- ------------
Gross revenues.................................. $808.8     $952.8       $(90.7)      $1,670.9
Cost of purchased transportation and services...  620.9      809.4        (90.7)       1,339.6
                                                 ------     ------       ------       --------
   Net revenues.................................  187.9      143.4           --          331.3
Operating expenses..............................  152.4      127.9           --          280.3
                                                 ------     ------       ------       --------
Income (loss) from operations...................   35.5       15.5           --           51.0
Interest expense................................   22.1       17.5                        39.6
Equity in net earnings (losses) of subsidiaries.   (1.6)        --          1.6             --
                                                 ------     ------       ------       --------
Income before income taxes and minority interest   11.8       (2.0)         1.6           11.4
Income taxes (benefit)..........................    4.8       (1.2)          --            3.6
Minority interest...............................     --        0.8           --            0.8
                                                 ------     ------       ------       --------
Net income (loss)............................... $  7.0     $ (1.6)      $  1.6       $    7.0
                                                 ======     ======       ======       ========

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                    DECEMBER 29, 2000 (DOLLARS IN MILLIONS)

                                                         GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                 PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                 ------ ------------ ------------- ------------
Gross revenues.................................. $814.7    $503.9       $(37.3)      $1,281.3
Cost of purchased transportation and services...  631.5     411.4        (37.3)       1,005.6
                                                 ------    ------       ------       --------
   Net revenues.................................  183.2      92.5           --          275.7
Operating expenses..............................  133.5      78.8           --          212.3
                                                 ------    ------       ------       --------
Income (loss) from operations...................   49.7      13.7           --           63.4
Interest expense................................   25.3       8.8           --           34.1
Equity in net earnings (losses) of subsidiaries.    2.9        --         (2.9)            --
                                                 ------    ------       ------       --------
Income before income taxes and minority interest   27.3       4.9         (2.9)          29.3
Income taxes (benefit)..........................   12.5       0.4           --           12.9
Minority interest...............................     --       1.6           --            1.6
                                                 ------    ------       ------       --------
Net income (loss)............................... $ 14.8    $  2.9       $ (2.9)      $   14.8
                                                 ======    ======       ======       ========

                    DECEMBER 31, 1999 (DOLLARS IN MILLIONS)

                                                         GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                 PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                 ------ ------------ ------------- ------------
Gross revenues.................................. $713.2    $233.2       $(18.7)       $927.7
Cost of purchased transportation and services...  559.1     195.0        (18.7)        735.4
                                                 ------    ------       ------        ------
   Net revenues.................................  154.1      38.2           --         192.3
Operating expenses..............................  115.2      29.1           --         144.3
                                                 ------    ------       ------        ------
Income (loss) from operations...................   38.9       9.1           --          48.0
Interest expense................................   16.4       2.2           --          18.6
Equity in net earnings (losses) of subsidiaries.    2.6        --         (2.6)           --
                                                 ------    ------       ------        ------
Income before income taxes and minority interest   25.1       6.9         (2.6)         29.4
Income taxes (benefit)..........................    8.5       3.2           --          11.7
Minority interest...............................     --       1.1           --           1.1
                                                 ------    ------       ------        ------
Net income (loss)............................... $ 16.6    $  2.6       $ (2.6)       $ 16.6
                                                 ======    ======       ======        ======

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                    DECEMBER 28, 2001 (DOLLARS IN MILLIONS)

                                                                                    GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                                            PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                                            ------ ------------ ------------- ------------
ASSETS
   Current assets.......................................................... $ 66.5    $162.9       $  (4.2)      $225.2
   Property and equipment, net.............................................   45.1      14.2            --         59.3
   Investment in subsidiaries..............................................  239.5        --        (239.5)          --
   Goodwill, net...........................................................   23.3     258.2            --        281.5
   Deferred income taxes...................................................   56.8       0.7            --         57.5
   Other assets............................................................    8.5       0.9            --          9.4
                                                                            ------    ------       -------       ------
       Total assets........................................................ $439.7    $436.9       $(243.7)      $632.9
                                                                            ======    ======       =======       ======
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities..................................................... $184.3    $ 25.0       $  (4.2)      $205.1
   Long-term debt..........................................................  250.8     145.1            --        395.9
   Other liabilities.......................................................    1.6       1.6            --          3.2
   Minority interest--exchangeable preferred stock of a subsidiary.........     --      25.7            --         25.7
       Total stockholders' equity (deficit)................................    3.0     239.5        (239.5)         3.0
                                                                            ------    ------       -------       ------
       Total liabilities and stockholders' equity.......................... $439.7    $436.9       $(243.7)      $632.9
                                                                            ======    ======       =======       ======

                    DECEMBER 29, 2000 (DOLLARS IN MILLIONS)

                                                                                     GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                                            PARENT  SUBSIDIARIES  ADJUSTMENTS     PACER
                                                                            ------  ------------ ------------- ------------
ASSETS
   Current assets.......................................................... $ 79.9     $177.2       $ (15.4)      $241.7
   Property and equipment, net.............................................   42.0       14.5            --         56.5
   Investment in subsidiaries..............................................  239.5         --        (239.5)          --
   Goodwill, net...........................................................   24.1      265.7            --        289.8
   Deferred income taxes...................................................   62.2       (3.2)           --         59.0
   Other assets............................................................    9.5        5.1          (3.2)        11.4
                                                                            ------     ------       -------       ------
       Total assets........................................................ $457.2     $459.3       $(258.1)      $658.4
                                                                            ======     ======       =======       ======
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities..................................................... $202.9     $ 42.3       $ (16.1)      $229.1
   Long-term debt..........................................................  255.4      148.1            --        403.5
   Other liabilities.......................................................    1.8        1.9            --          3.7
   Minority interest--exchangeable preferred stock of a subsidiary.........     --       25.0            --         25.0
       Total stockholders' equity (deficit)................................   (2.9)     242.0        (242.0)        (2.9)
                                                                            ------     ------       -------       ------
       Total liabilities and stockholders' equity.......................... $457.2     $459.3       $(258.1)      $658.4
                                                                            ======     ======       =======       ======

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

                    DECEMBER 28, 2001 (DOLLARS IN MILLIONS)

                                                                         GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                                 PARENT SUBSIDIARIES  ADJUSTMENTS     PACER
                                                                 ------ ------------ ------------- ------------
Net cash provided by operating activities....................... $15.1     $ 6.7          $--         $ 21.8

Investing activities:
   Capital expenditures.........................................  (8.1)     (6.5)          --          (14.6)
   Proceeds from sales of property and equipment................   0.2        --           --            0.2
                                                                 -----     -----          ---         ------
Net cash used in investing activities...........................  (7.9)     (6.5)          --          (14.4)

Financing activities:
   Proceeds from issuance of common stock.......................   0.1        --           --            0.1
   Proceeds from issuance of preferred stock....................   0.2        --           --            0.2
   Repurchase of preferred stock................................  (0.2)       --           --           (0.2)
   Debt, revolving credit facility and capital lease obligation
     repayment..................................................  (7.3)     (0.2)          --           (7.5)
                                                                 -----     -----          ---         ------
Net cash (used in) provided by financing activities.............  (7.2)     (0.2)          --           (7.4)
Net increase (decrease) in cash and cash equivalents............    --        --           --             --
Cash and cash equivalents at beginning of year..................    --        --           --             --
                                                                 -----     -----          ---         ------
Cash and cash equivalents at end of year........................ $  --     $  --          $--         $   --
                                                                 =====     =====          ===         ======

                    DECEMBER 29, 2000 (DOLLARS IN MILLIONS)

                                                                GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                       PARENT  SUBSIDIARIES  ADJUSTMENTS     PACER
                                                      -------  ------------ ------------- ------------
Net cash provided by operating activities............ $  11.0     $(9.8)         $--        $   1.2

Investing activities:
   Acquisitions, net of cash acquired................  (125.6)       --           --         (125.6)
   Capital expenditures..............................    (2.0)     (3.5)          --           (5.5)
   Proceeds from sales of property and equipment.....     0.3       0.1           --            0.4
                                                      -------     -----          ---        -------
Net cash used in investing activities................  (127.3)     (3.4)          --         (130.7)

Financing activities:
   Checks drawn in excess of cash balances...........    (2.4)     13.3           --           10.9
   Proceeds of long-term debt, net of costs..........   122.6        --           --          122.6
   Proceeds from issuance of common stock............     0.9        --           --            0.9
   Proceeds from issuance of preferred stock.........     0.2        --           --            0.2
   Repurchase of preferred stock.....................    (0.2)       --           --           (0.2)
   Debt, revolving credit facility and capital lease
     obligation repayment............................   (17.0)     (0.1)          --          (17.1)
                                                      -------     -----          ---        -------
Net cash (used in) provided by financing activities..   104.1      13.2           --          117.3
Net increase (decrease) in cash and cash equivalents.   (12.2)       --           --          (12.2)
Cash and cash equivalents at beginning of year.......    12.2        --           --           12.2
                                                      -------     -----          ---        -------
Cash and cash equivalents at end of year............. $    --     $  --          $--        $    --
                                                      =======     =====          ===        =======

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                    DECEMBER 31, 1999 (DOLLARS IN MILLIONS)

                                                                           GUARANTOR   CONSOLIDATING CONSOLIDATED
                                                                  PARENT  SUBSIDIARIES  ADJUSTMENTS     PACER
                                                                 -------  ------------ ------------- ------------
Net cash provided by operating activities....................... $  15.9     $ 4.9          $--        $  20.8

Investing activities:
   Acquisitions, net of cash acquired...........................  (112.0)       --           --         (112.0)
   Capital expenditures.........................................    (0.1)     (1.9)          --           (2.0)
   Proceeds from sales of property and equipment................    39.6       0.4           --           40.0
                                                                 -------     -----          ---        -------
Net cash used in investing activities...........................   (72.5)     (1.5)          --          (74.0)

Financing activities:
   Proceeds of long-term debt, net of costs.....................   277.5        --           --          277.5
   Proceeds from issuance of common stock.......................   104.4        --           --          104.4
   Distribution to APL and recap costs..........................  (310.4)     (1.3)          --         (311.7)
   Redemption of preferred stock of subsidiary..................      --      (2.0)          --           (2.0)
   Debt, revolving credit facility and capital lease obligation
     repayment..................................................    (2.7)     (0.1)          --           (2.8)
                                                                 -------     -----          ---        -------
Net cash (used in) provided by financing activities.............    68.8      (3.4)          --           65.4
Net increase (decrease) in cash and cash equivalents............    12.2        --           --           12.2
Cash and cash equivalents at beginning of year..................      --        --           --             --
                                                                 -------     -----          ---        -------
Cash and cash equivalents at end of year........................ $  12.2     $  --          $--        $  12.2
                                                                 =======     =====          ===        =======

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

NOTE 18.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

   The following table sets forth selected quarterly financial data for each of the quarters in 2001 and 2000 (in millions, except per share amounts):


                                                    QUARTERS
                                          ----------------------------
                                           FIRST  SECOND THIRD  FOURTH
                                          ------  ------ ------ ------
Fiscal year ended December 28, 2001

   Gross revenues........................ $440.3  $431.5 $398.1 $401.0
   Net revenues..........................   80.9    80.8   80.3   89.3
   Income from operations (a)............   11.4    14.2   11.4   14.0
   Net income (loss) (a).................   (0.4)    2.4    1.0    4.0
   Basic earnings (loss) per share....... $(0.02) $ 0.10 $ 0.05 $ 0.18
   Diluted earnings (loss) per share (d). $(0.02) $ 0.09 $ 0.04 $ 0.16

Fiscal year ended December 29, 2000 (b)

   Gross revenues........................ $308.6  $299.6 $307.2 $365.9
   Net revenues..........................   65.5    65.9   66.3   78.0
   Income from operations (c)............   17.5    20.1   18.8    7.0
   Net income (c)........................    4.4     6.9    6.0   (2.5)
   Basic earnings (loss) per share....... $ 0.21  $ 0.31 $ 0.27 $(0.11)
   Diluted earnings (loss) per share (d). $ 0.18  $ 0.26 $ 0.23 $(0.11)

--------
(a) In September, 2001 the Company recorded a $0.4 million merger and severance charge as well as $4.0 million in other charges related to the restructuring and consolidation of operations.
(b) 2000 amounts include the results of operations since acquisition for the acquisitions of Conex assets on January 13, 2000, GTS on August 31, 2000, RFI on October 31, 2000 and Rail Van on December 22, 2000.
(c) In December 2000 the Company recorded a $7.7 million merger and severance charge for the consolidation and restructuring of the retail segment.
(d) Diluted earnings per share for the first quarter of 2001 and the fourth quarter of 2000 excludes the effects of stock options and minority interest as they were determined to be anti-dilutive. This differs from the Company's first quarter 2001 Form 10-Q filed on May 17, 2001 and from the fourth quarter amount shown in the Quarterly Financial Data footnote, included in the Company's year 2000 annual report on Form 10-K filed on March 29, 2001. The minority interest is now also considered anti-dilutive.


NOTE 19.  SUBSEQUENT EVENTS



   In June, 2002, the Company effected a two for one stock split of the Company's common stock with no change in par value. Common stock, additional paid-in capital, per share and share outstanding data in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively restated to reflect this stock split.



   In addition, in June 2002, the Company changed the number of shares of authorized common stock to 150,000,000.

   In the center of the page, the Pacer logo appears. Centered in a red diamond is a blue letter "P" (consisting of a blue column overlaid with a half white, half blue globe to form the letter P). Extending out from the right side of the red diamond are several black lines which fade as they extend outward. Under the red diamond and lines are the words, "Pacer International, Inc."

   On the top of the page, two pictures are presented vertically. The top left picture displays four trucks lined up on a dock next to a ship off of which several containers are being moved via large cranes. The top right picture displays a large Pacer warehouse which is abutted by several trucks. In front of the warehouse is a multi-lane, raised highway and behind the warehouse is an industrial park and a residential neighborhood.

   On the bottom of the page, two pictures are presented vertically. The bottom left picture displays the inside of a warehouse. In the warehouse there are several high stacks of boxes, and in the middle of the warehouse there is a forklift carrying a pallet loaded with several boxes. The bottom right picture displays, in the foreground of the picture, an elevated rail line over which a train is moving loaded with several Pacer Stacktrain containers stacked two high on the rail cars. In the background of the picture, the skyline of St. Louis, Missouri is visible, including the St. Louis Arch.

[LOGO] PACER INTERNATIONAL, INC.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All of the amount shown are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the Nasdaq National Market listing fee.

                                       AMOUNT
                                     TO BE PAID
                                   -------------
SEC registration fee.............. $   37,500.00
NASD filing fee................... $   27,870.00
Nasdaq National Market listing fee $  100,000.00
Printing and engraving expenses... $  500,000.00
Legal fees and expenses........... $1,850,000.00
Accounting fees and expenses...... $1,000,000.00
Transfer agent and registrar fees. $    7,500.00
Miscellaneous fees and expenses... $   27,130.00
                                   -------------
   Total.......................... $3,550,000.00*
                                   =============

--------
* $1.6 million previously expensed in the Registrant's 2001 financial statements.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Under the Tennessee Business Corporation Act ("TBCA"), there is no specific provision either expressly permitting or prohibiting a corporation from limiting the liability of its directors for monetary damages. Our amended and restated charter provides that, to the fullest extent permitted by the TBCA, a director will not be liable to the corporation or its shareholders for monetary damages for breach of his or her fiduciary duty as a director.

   The TBCA provides that a corporation may indemnify any director or officer against liability incurred in connection with a proceeding if the director or officer acted in good faith or reasonably believed, in the case of conduct in his or her official capacity with the corporation, that the conduct was in the corporation's best interest. In all other civil cases, a corporation may indemnify a director or officer who reasonably believed that his or her conduct was not opposed to the best interest of the corporation. In connection with any criminal proceeding, a corporation may indemnify any director or officer who had no reasonable cause to believe that his or her conduct was unlawful.

   In actions brought by or in the right of the corporation, however, the TBCA does not allow indemnification if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer if the director or officer is adjudged liable because a personal benefit was improperly received.

   In cases when the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court may order a corporation to indemnify a director or officer for reasonable expense if, in consideration of all relevant circumstances, the court determines that the individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

   Our amended bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the TBCA. We also maintain insurance to protect any director or officer against any liability and will enter into indemnification agreements with each of our directors.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our charter. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

   COMMON STOCK, PREFERRED STOCK AND SENIOR SUBORDINATED NOTES. Set forth in chronological order is information regarding shares of common stock and preferred stock issued by the Registrant or its subsidiary, Pacer Logistics Inc., since January 1, 1999 which were not registered under the Securities Act of 1933 as amended (the "Securities Act"). All common stock share numbers have been adjusted to reflect a 30,000 for 1 stock split effected in May 1999 and a 2 for 1 stock split to be effected prior to the effectiveness of this Registration Statement. Further included is the consideration, if any, received by the Registrant for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

     1.In May 1999, the Registrant issued 1,500,000 shares of common stock to APL Limited as consideration for the acquisition of all of the issued and outstanding capital stock of APL Land Transport Services, Inc.

     2.In May 1999, the Registrant issued 19,380,000 shares of common stock to four accredited investors for an aggregate purchase price of $96.9 million, for $5.00 per share.

     3.In May 1999, in connection with the acquisition of Pacer Logistics, Pacer Logistics, a subsidiary of the Registrant, issued 24,333.94 shares of its Series B 7.5% Exchangeable Preferred Stock (1,985.5 of which were subsequently redeemed by Pacer Logistics) to certain members of management, which shares are exchangeable for shares of the Registrant's common stock. The 22,348.44 shares of Exchangeable Preferred Stock currently outstanding will be exchanged for 4,469,688 shares of common stock in connection with this offering.

     4.In May 1999, the Registrant issued $150 million principal amount of 11 3/4% Senior Subordinated Notes due 2009 to Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation as initial purchasers, which notes were resold to qualified institutional buyers pursuant to Rule 144A. These notes were subsequently exchanged for substantially similar notes registered under the Securities Act pursuant to a registration statement on Form S-4.

     5.In January 2000, the Registrant issued 600,000 shares of common stock
       (valued at $6.0 million) to the former shareholders of Conex Global Logistics Services in connection with the acquisition of substantially all the assets of Conex and its subsidiaries.

     6.In April 2000, the Registrant issued 574,746 shares of common stock to three employees upon exercise of options for an aggregate purchase price of $349,549.32.

     7.In April 2000, the Registrant issued 20,000 shares of common stock to a trust for the benefit of the family of an employee upon the exercise of an option for an aggregate purchase price of $100,000.

     8.In August 2000, the Registrant issued 40,000 shares of common stock to an employee upon the exercise of an option for the aggregate purchase price of $200,000.

     9.In September 2000, the Registrant issued 40,000 shares of common stock to a trust for the benefit of an employee upon the exercise of an option for the aggregate purchase price of $200,000.

    10.In November 2000, the Registrant issued 8,000 shares of common stock to a former employee upon the exercise of an option for the aggregate purchase price of $40,000.

    11.In December 2000, the Registrant issued 560,000 shares of common stock
       (valued at $7.0 million) to the former shareholders of Rail Van, Inc. in connection with the purchase of all the capital stock of Rail Van, Inc.

    12.In April 2001, the Registrant issued 365,748 shares of common stock to three employees upon exercise of options for an aggregate purchase price of $40,232.28.

    13.In May 2001, the Registrant issued 1,000 shares of common stock to one employee upon exercise of options for an aggregate purchase price of $5,000.

    14.In March 2002, the Registrant issued 2,666 shares of common stock to one employee upon exercise of options for an aggregate purchase price of $13,330.

   OPTIONS. The Registrant from time to time has granted stock options to employees, directors and consultants. The following table sets forth certain information regarding such grants.

                                     NUMBER OF EXERCISE
                                      SHARES    PRICE
                                     --------- --------
January 1, 1999 to May 27, 1999.....   126,500  $ 5.00
May 28, 1999 to December 31, 1999... 2,121,000  $ 5.36
January 1, 2000 to December 31, 2000   763,000  $11.48
January 1, 2001 to December 31, 2001   558,000  $12.50
January 1, 2002 to April 5, 2002....   280,800  $15.00

   All of the above-described issuances were exempt from registration (i) pursuant to Section 4(2) of the Securities Act, or Regulation D or Rule 144A promulgated thereunder, as transactions not involving a public offering or (ii) Rule 701 promulgated under the Securities Act or (iii) as transactions not involving a sale of securities. With respect to each transaction listed above, no general solicitation was made by either the Registrant or any person acting on its behalf; the securities sold are subject to transfer restrictions; and the certificates for the shares contained an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. Except with respect to item 4 above, no underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) EXHIBITS


EXHIBIT
NUMBER                                        EXHIBIT DESCRIPTION
------                                        -------------------
  1.1   Form of Underwriting Agreement.***

  3.1   Amended and Restated Charter of Pacer International, Inc. (Incorporated by reference to Exhibit
        3.1 to the Registrant's Registration Statement on Form S-4 (Reg. No. 333-85041) filed with the
        Securities and Exchange Commission (the "Commission") on November 5, 1999).

  3.2   Articles of Amendment of Charter.**

  3.3   Form of Second Amended and Restated Charter of Pacer International, Inc.***

  3.4   Amended and Restated Bylaws of Pacer International, Inc. (Incorporated by reference to Exhibit
        3.2 to the Registrant's Registration Statement on Form S-4 dated November 5, 1999).

  3.5   Form of Second Amended and Restated Bylaws of Pacer International, Inc.***

  3.6   Form of Certificate for Common Stock.***

EXHIBIT
NUMBER                                         EXHIBIT DESCRIPTION
------                                         -------------------
  4.1   Indenture, dated as of May 28, 1999, among Pacer International, Inc. the Guarantors and
        Wilmington Trust Company, as Trustee (including form of 11 3/4% Senior Subordinated Notes due
        2007) (Incorporated by reference to Exhibit No. 4.2 to the Registrant's Registration Statement on
        Form S-4 dated August 12, 1999).

  4.2   Form of 11 3/4% Senior Subordinated Notes due 2007 (filed as part of Exhibit 4.1). (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 dated August
        12, 1999).

  4.3   First Supplemental Indenture dated as of January 13, 2000, among Pacer International, Inc., Conex
        Acquisition Corporation and Wilmington Trust Company. (Incorporated by reference to Exhibit
        No. 10.25 to the Annual Report on Form 10-K for the year ended December 31, 1999).

 4.4    Second Supplemental Indenture dated as of August 31, 2000, among Pacer International, Inc.,
        GTS Transportation and Wilmington Trust Company.***

 4.5    Third Supplemental Indenture dated as of October 31, 2000, among Pacer International, Inc., RFI
        Group, RFI International Ltd., Ocean World Lines, International Logistics Management, Inc. and
        Wilmington Trust Company.***

  4.6   Fourth Supplemental Indenture dated as of December 22, 2000, among Pacer International, Inc.,
        Rail Van, Inc., Rail Van LLC and Wilmington Trust Company. (Incorporated by reference to
        Exhibit No. 4.1 to the Registrant's Current Report on Form 8-K dated January 8, 2001).

 4.7    Shareholders' Agreement, dated as of May 28, 1999, among APL Limited, Pacer International,
        Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC. (Incorporated by reference to
        Exhibit No. 4.12 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

 4.8    Shareholders' Agreement, dated as of May 28, 1999, by and among Pacer International, Inc.,
        Coyote Acquisition LLC and Coyote Acquisition II LLC and The Management Stockholders.
        (Incorporated by reference to Exhibit No. 4.13 to the Registrant's Registration Statement on Form
        S-4 dated August 12, 1999).

 4.9    Shareholders' Agreement, dated as of May 28, 1999, by and among Pacer International, Inc.,
        Coyote Acquisition LLC and Coyote Acquisition II LLC, BT Capital Investors, L.P. and Pacer
        International Equity Investors, LLC. (Incorporated by reference to Exhibit No. 4.14 to the
        Registrant's Registration Statement on Form S-4 dated August 12, 1999).

4.10    Registration Rights Agreement, dated as of May 28, 1999, between Pacer International, Inc. and the Purchasers named therein. (Incorporated by reference to Exhibit No. 4.18 to the Registrant's
        Registration Statement on Form S-4 dated August 12, 1999).

4.11    Registration Rights Agreement, dated as of May 28, 1999 between Pacer International, Inc.,
        Coyote Acquisition LLC and Coyote Acquisition II LLC.***

 5.1    Opinion of Bass Berry & Sims PLC.**

10.1    Employment Agreement for Donald C. Orris. (Incorporated by reference to Exhibit No. 10.1 to the
        Registrant's Registration Statement on Form S-4 dated November 5, 1999).

10.2    Employment Agreement for Gerry Angeli. (Incorporated by reference to Exhibit No. 10.2 to the
        Registrant's Registration Statement on Form S-4 dated November 5, 1999).

10.3    [Intentionally Omitted]

10.4    Employment Agreement for Robert L. Cross. (Incorporated by reference to Exhibit No. 10.4 to the
        Registrant's Registration Statement on Form S-4 dated November 5, 1999).

 10.5   Employment Agreement dated as of May 31, 2002 between Pacer Global Logistics, Inc. and Carl
        K. Kooyoomjian.**

EXHIBIT
NUMBER                                          EXHIBIT DESCRIPTION
------                                          -------------------
 10.6   Credit Agreement, dated as of May 28, 1999, among Pacer International, Inc., the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Credit
        Suisse First Boston Corporation, as Documentation Agent and Bankers Trust Company, as
        Administrative Agent. (Incorporated by reference to Exhibit No. 4.1 to the Registrant's
        Registration Statement on Form S-4 dated August 12, 1999).

 10.7   First Amendment dated August 9, 1999, among Pacer International, Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit Suisse First
        Boston Corporation, Morgan Stanley Senior Funding, Inc., and Bankers Trust Company.
        (Incorporated by reference to Exhibit No. 10.26 to the Registrant's Annual Report on Form 10-K for
        the year ended December 31, 1999).

 10.8   Second Amendment dated January 7, 2000, among Pacer International, Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit Suisse First
        Boston Corporation, Morgan Stanley Senior Funding, Inc., and Bankers Trust Company.
        (Incorporated by reference to Exhibit No. 10.27 to the Registrnat's Annual Report on Form 10-K for
        the year ended December 31, 1999 ).

 10.9   Third Amendment dated December 22, 2000 among Pacer International, Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit
        Suisse First Boston Corporation, Morgan Stanley Senior Funding, Inc. and Bankers Trust
        Company. (Incorporated by reference to Exhibit No. 10.1 to the Registrant's Current Report on
        Form 8-K dated January 8, 2001).

10.10   Stock Purchase Agreement, dated as of March 15, 1999, between APL Limited and Coyote
        Acquisition LLC. (Incorporated by reference to Exhibit No. 4.4 to the Registration Statement on
        Form S-4 dated August 12, 1999).

10.11   Non-Competition Agreement, dated as of May 28, 1999, among Neptune Orient Lines Limited,
        APL Limited, Pacer International, Inc. and Coyote Acquisition LLC. (Incorporated by reference to
        Exhibit No. 4.5 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.12   Administrative Services Agreement, dated as of May 29, 2000, between APL Limited and Pacer
        International, Inc. ***

10.13   IT Supplemental Agreement, dated as of May 11, 1999, between APL Limited, APL Land
        Transport Services, Inc. and Coyote Acquisition LLC. (Incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-4 dated November 5, 1999).

10.14   Stacktrain Services Agreement, dated as of May 28, 1999, among American President Lines, Ltd.,
        APL Co. Pte. Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to
        Exhibit No. 4.8 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.15   TPI Chassis Sublet Agreement, dated as of May 28, 1999, among American President Lines, Ltd.,
        APL Co. Pte. Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to
        Exhibit No. 4.9 to the Registration Statement on Form S-4 dated August 12, 1999).

10.16   Equipment Supply Agreement, dated as of May 28, 1999, among American President Lines, Ltd.,
        APL Co. Pte. Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to
        Exhibit No. 4.10 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.17   Primary Obligation and Guaranty Agreement, dated as of March 15, 1999, by Neptune Orient
        Lines Limited in favor of Coyote Acquisition LLC and APL Land Transport Services, Inc.
        (Incorporated by reference to Exhibit No. 4.11 to the Registrant's Registration Statement on Form
        S-4 dated August 12, 1999).

10.18   Management Agreement, dated as of May 28, 1999, between Apollo Management IV, L.P. and Pacer
        International, Inc. (Incorporated by reference to Exhibit No. 4.15 to the Registrant's Registration
        Statement on Form S-4 dated August 12, 1999).

EXHIBIT
NUMBER                                          EXHIBIT DESCRIPTION
------                                          -------------------
10.19   [Intentionally Omitted]

10.20   Amended and Restated Intermodal Transportation Agreement No. 1111, dated as of May 13, 2002
        Between CSX Intermodal, Inc., APL Land Transport Services, Inc., APL Limited and APL Co.
        Pte. Ltd.**

10.21   Domestic Incentive Agreement, dated as of May 4, 1999, between CSX Intermodal, Inc. and Pacer
        International, Inc. (Incorporated by reference to Exhibit No. 10.20 to the Registrant's Registration
        Statement on Form S-4 dated November 5, 1999).

10.22   Amended and Restated Rail Transportation Agreement, dated as of May 15, 2002, between Union
        Pacific Railroad Company, APL Land Transport Services, Inc., American President Lines, Ltd.,
        and APL Co. Pte. Ltd.**

10.23   Asset Purchase Agreement dated December 31, 1999, among Conex Acquisition Corporation,
        Conex Global Logistics Services, Inc., MSL Transportation Group, Inc., Jupiter Freight, Inc., The
        Michael W. Keller Living Trust, The Uchida Family Trust, Michael Keller and Shigehiro Uchida.
        (Incorporated by reference to Exhibit No. 2.1 to the Registrant's Current Report on Form 8-K
        dated January 13, 2000).

10.24   Amendment dated January 12, 2000 to Conex Asset Purchase Agreement dated December 31,
        1999 (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K
        dated January 13, 2000).

10.25   Fourth Amendment and Consent dated May 14, 2002 among Pacer International Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit
        Suisse First Boston Corporation, Morgan Stanley Senior Funding, Inc., and Deutsche Bank Trust
        Company Americas.***

10.26   [Intentionally Omitted]

10.27   [Intentionally Omitted]

10.28   Rail Car Lease Agreement dated September 1, 2000 among GATX Third Aircraft Corporation and the Registrant (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for
        the Quarter Ended September 22, 2000).

10.29   Pacer International, Inc. 1999 Stock Option Plan.***

10.30   Stock Purchase Agreement, dated August 31, 2000 by and among Pacer International, Inc., GTS
        Transportation Services, Inc. and all of the Shareholders of GTS Transportation Services, Inc.***

10.31   Stock Purchase Agreement, dated October 31, 2000 by and among Pacer International, Inc., all of the Stockholders of RFI Group, Inc., Everett Fleisig, Bernard W. Robbins, and Certain Trusts that are owners of Certain Stockholders of RFI Group, Inc.***

10.32   [Intentionally Omitted]

10.33   [Intentionally Omitted]

10.34   Stock Purchase Agreement, dated December 18, 2000 by and among Pacer International, Inc., Rail
        Van, Inc., Rail Van LLC and all of the Shareholders of Rail Van, Inc. (Incorporated by reference to Exhibit No. 10.2 to the Registrant's Current Report on Form 8-K dated January 8, 2001).

10.35   Equipment Use Agreement, dated May 28, 1999, between PAMC UC and Pacer International,
        Inc.***

10.36   Form of Stock Exchange Agreement and Plan of Reorganization, dated          , 2002 among
        Pacer International, Inc., Pacer Logistics, Inc., Donald C. Orris, Gerry Angeli, Robert L. Cross,
        Allen E. Steiner, John W. Hein and Richard P. Hyland.***

10.37   Form of Plan of Reorganization dated         , 2002 between Pacer International, Inc. and
        Coyote Acquisition, LLC.***

EXHIBIT
NUMBER                                          EXHIBIT DESCRIPTION
------                                          -------------------
10.38   Amendment No. 1 to the Pacer International, Inc. 1999 Stock Option Plan.***

10.39   Employment Agreement dated as of December 1, 1998 between Pacer International, Inc. and
        Lawrence C. Yarberry. (Incorporated by reference to Exhibit 10.36 to the Registrants' Annual
        Report on Form 10-K for the year ended December 29, 2000).

10.40   Employment Agreement dated as of April 12, 2000 between Pacer International, Inc. and Charles
        T. Shurstad. (Incorporated by reference to Exhibit 10.35 to the Registrants' Annual Report on
        Form 10-K for the year ended December 28, 2001).

10.41   Employment Agreement dated as of December 22, 2000 between Pacer International, Inc. and
        Jeffrey R. Brashares. (Incorporated by reference to Exhibit B to the Registrant's Current Report on
        Form 8-K dated January 8, 2001).

10.42   Employment Agreement dated as of December 22, 2000 between Pacer International, Inc. and
        Denis M. Bruncak. (Incorporated by reference to Exhibit C to the Registrant's Current Report on
        Form 8-K dated January 8, 2001).

10.43   Employment Agreement dated as of August 22, 2001 between Pacer International, Inc. and
        Michael Killea. (Incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on
        Form 10-K for the year ended December 28, 2001).

10.44   Amendment No. 1 to Domestic Incentive Agreement between CSX Intermodal, Inc. and Pacer
        International, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report
        on Form 10-Q for the Quarter Ended April 6, 2001).

10.45   Software License, Development, Support and Information Service Provider Agreement between
        Qiva, Inc. and Pacer International, Inc. (Incorporated by reference to Exhibit 10.2 to the
        Registrant's Quarterly Report on Form 10-Q for the Quarter Ended April 6, 2001).

10.46   Rail Car Lease Agreement dated September 25, 2001 by and between General Electric Railcar
        Services Corporation and Pacer International, Inc. (Incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 28, 2001).

10.47   Rail Car Lease Agreement dated January, 2001 by and between LaSalle National Leasing
        Corporation and Pacer International, Inc. (Incorporated by reference to Exhibit 10.40 to the
        Registrant's Annual Report on Form 10-K for the year ended December 28, 2001).

10.48   Rail Car Lease Agreement dated February 14, 2001 by and between Greenbrier Leasing
        Corporation and Pacer International, Inc. (Incorporated by reference to Exhibit 10.41 to the
        Registrant's Annual Report on Form 10-K for the year ended December 28, 2001).

10.49   Separation and Release Agreement dated as of December 31, 2001 between Pacer International,
        Inc. and Robert L. Cross. (Incorporated by reference to Exhibit 10.42 to the Registrant's Annual
        Report on Form 10-K for the year ended December 28, 2001).

10.50   Amendment No. 2 to the Pacer International, Inc. 1999 Stock Option Plan.***

10.51   Pacer International, Inc. 2002 Stock Option Plan.***

 21.1   Subsidiaries of Registrant***

 23.1   Consent of Bass Berry & Sims PLC (included in Exhibit 5.1).**

 23.2   Consent of PricewaterhouseCoopers LLP.**

 24.1   Powers of Attorney.*

--------

* Power of attorney for John J. Hannan filed herewith; all other powers of attorney previously filed

**  Filed herewith
*** Previously filed

   (b) FINANCIAL STATEMENT SCHEDULES:
      Report of Independent Public Accountants on Financial Statement Schedule
      Schedule II -- Valuation and Qualifying Accounts

   All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore have been omitted.

UNDERTAKINGS.

   The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Registrant undertakes that:

   1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

   2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 --SIGNATURES



   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 FOR THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON JUNE 11, 2002.


                                              PACER INTERNATIONAL, INC.

                                              By:   /S/  LAWRENCE C. YARBERRY
                                                  -----------------------------
                                                      LAWRENCE C. YARBERRY
                                                    EXECUTIVE VICE PRESIDENT
                                                   AND CHIEF FINANCIAL OFFICER


   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 FOR THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



           SIGNATURE                          TITLE                    DATE
           ---------                          -----                    ----

               *                Chairman, President and Chief      June 11, 2002
------------------------------- Executive Officer
        DONALD C. ORRIS

               *                Executive Vice President and Chief June 11, 2002
------------------------------- Financial Officer (Principal
     LAWRENCE C. YARBERRY       Financial and Accounting Officer)

               *                Director                           June 11, 2002
-------------------------------
       JOSHUA J. HARRIS

               *                Director                           June 11, 2002
-------------------------------
       BRUCE H. SPECTOR

               *                Director                           June 11, 2002
-------------------------------
        MARC E. BECKER

               *                Director                           June 11, 2002
-------------------------------
       TIMOTHY J. RHEIN

               *                Director                           June 11, 2002
-------------------------------
       MICHAEL S. GROSS

               *                Director                           June 11, 2002
-------------------------------
      THOMAS L. FINKBINER

               *                Director                           June 11, 2002
-------------------------------
        JOHN J. HANNAN

*BY:  /S/  LAWRENCE C. YARBERRY
-------------------------------
       ATTORNEY-IN-FACT

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Pacer International, Inc.:


   Our audit of the consolidated financial statements referred to in our report dated March 1, 2002, except as to Note 19 which is as of June 7, 2002, appearing in this Registration Statement on Form S-1 of Pacer International, Inc. also included an audit of the financial statement schedule listed in Item 16 of this Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.


/s/  PRICEWATERHOUSECOOPERS LLP

San Francisco, California
March 1, 2002

                                  SCHEDULE II

                  PACER INTERNATIONAL, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN MILLIONS)

                  COLUMN A                     COLUMN B    COLUMN C           COLUMN D          COLUMN E
                  --------                    ----------- ----------- --------------------     -----------
                                              BALANCES AT  ADDITIONS                           BALANCES AT
                                               BEGINNING  (CHARGED)/                             END OF
                                               OF FISCAL  CREDITED TO                            FISCAL
                DESCRIPTION                     PERIOD      INCOME    DEDUCTIONS (1)   OTHER     PERIOD
                -----------                   ----------- ----------- -------------- -----     -----------
DECEMBER 28, 2001
   Allowance for doubtful accounts...........    $(9.0)      $(3.3)        $5.3                   $(7.0)
DECEMBER 29, 2000
   Allowance for doubtful accounts...........    $(3.0)      $(1.8)        $1.6      $(5.8)(2)    $(9.0)
DECEMBER 31, 1999
   Allowance for doubtful accounts...........    $(0.7)      $(0.8)        $0.4      $(1.9)(3)    $(3.0)

--------
(1) Represents write-off of amounts.
(2) Represents the historical allowance recorded on Conex, GTS, RFI and Rail Van books at the date of acquisition.
(3) Represents the historical allowance recorded on Pacer Logistics books at the date of acquisition.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                         EXHIBIT DESCRIPTION
------                                         -------------------
 1.1    Form of Underwriting Agreement.***

 3.1    Amended and Restated Charter of Pacer International, Inc. (Incorporated by reference to Exhibit
        3.1 to the Registrant's Registration Statement on Form S-4 (Reg. No. 333-85041) filed with the
        Securities and Exchange Commission (the "Commission") on November 5, 1999).

 3.2    Articles of Amendment of Charter.**

 3.3    Form of Second Amended and Restated Charter of Pacer International, Inc.***

 3.4    Amended and Restated Bylaws of Pacer International, Inc. (Incorporated by reference to Exhibit
        3.2 to the Registrant's Registration Statement on Form S-4 dated November 5, 1999).

 3.5    Form of Second Amended and Restated Bylaws of Pacer International, Inc.***

 3.6    Form of Certificate for Common Stock.***

 4.1    Indenture, dated as of May 28, 1999, among Pacer International, Inc. the Guarantors and
        Wilmington Trust Company, as Trustee (including form of 11 3/4% Senior Subordinated Notes due
        2007) (Incorporated by reference to Exhibit No. 4.2 to the Registrant's Registration Statement on
        Form S-4 dated August 12, 1999).

 4.2    Form of 11 3/4% Senior Subordinated Notes due 2007 (filed as part of Exhibit 4.1). (Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 dated August
        12, 1999).

 4.3    First Supplemental Indenture dated as of January 13, 2000, among Pacer International, Inc., Conex
        Acquisition Corporation and Wilmington Trust Company. (Incorporated by reference to Exhibit
        No. 10.25 to the Annual Report on Form 10-K for the year ended December 31, 1999).

 4.4    Second Supplemental Indenture dated as of August 31, 2000, among Pacer International, Inc.,
        GTS Transportation and Wilmington Trust Company.***

 4.5    Third Supplemental Indenture dated as of October 31, 2000, among Pacer International, Inc., RFI
        Group, RFI International Ltd., Ocean World Lines, International Logistics Management, Inc. and
        Wilmington Trust Company.***

 4.6    Fourth Supplemental Indenture dated as of December 22, 2000, among Pacer International, Inc.,
        Rail Van, Inc., Rail Van LLC and Wilmington Trust Company. (Incorporated by reference to
        Exhibit No. 4.1 to the Registrant's Current Report on Form 8-K dated January 8, 2001).

 4.7    Shareholders' Agreement, dated as of May 28, 1999, among APL Limited, Pacer International,
        Inc., Coyote Acquisition LLC and Coyote Acquisition II LLC. (Incorporated by reference to
        Exhibit No. 4.12 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

 4.8    Shareholders' Agreement, dated as of May 28, 1999, by and among Pacer International, Inc.,
        Coyote Acquisition LLC and Coyote Acquisition II LLC and The Management Stockholders.
        (Incorporated by reference to Exhibit No. 4.13 to the Registrant's Registration Statement on Form
        S-4 dated August 12, 1999).

 4.9    Shareholders' Agreement, dated as of May 28, 1999, by and among Pacer International, Inc.,
        Coyote Acquisition LLC and Coyote Acquisition II LLC, BT Capital Investors, L.P. and Pacer
        International Equity Investors, LLC. (Incorporated by reference to Exhibit No. 4.14 to the
        Registrant's Registration Statement on Form S-4 dated August 12, 1999).

EXHIBIT
NUMBER                                        EXHIBIT DESCRIPTION
------                                        -------------------
 4.10   Registration Rights Agreement, dated as of May 28, 1999, between Pacer International, Inc. and the Purchasers named therein. (Incorporated by reference to Exhibit No. 4.18 to the Registrant's
        Registration Statement on Form S-4 dated August 12, 1999).

 4.11   Registration Rights Agreement, dated as of May 28, 1999 between Pacer International, Inc.,
        Coyote Acquisition LLC and Coyote Acquisition II LLC.***

  5.1   Opinion of Bass Berry & Sims PLC.**

 10.1   Employment Agreement for Donald C. Orris. (Incorporated by reference to Exhibit No. 10.1 to the
        Registrant's Registration Statement on Form S-4 dated November 5, 1999).

 10.2   Employment Agreement for Gerry Angeli. (Incorporated by reference to Exhibit No. 10.2 to the
        Registrant's Registration Statement on Form S-4 dated November 5, 1999).

 10.3   [Intentionally Omitted]

 10.4   Employment Agreement for Robert L. Cross. (Incorporated by reference to Exhibit No. 10.4 to the
        Registrant's Registration Statement on Form S-4 dated November 5, 1999).

 10.5   Employment Agreement dated as of May 31, 2002 between Pacer Global Logistics, Inc. and Carl
        K. Kooyoomjian.**

 10.6   Credit Agreement, dated as of May 28, 1999, among Pacer International, Inc., the lenders party thereto from time to time, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Credit
        Suisse First Boston Corporation, as Documentation Agent and Bankers Trust Company, as
        Administrative Agent. (Incorporated by reference to Exhibit No. 4.1 to the Registrant's
        Registration Statement on Form S-4 dated August 12, 1999).

 10.7   First Amendment dated August 9, 1999, among Pacer International, Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit Suisse First
        Boston Corporation, Morgan Stanley Senior Funding, Inc., and Bankers Trust Company.
        (Incorporated by reference to Exhibit No. 10.26 to the Registrant's Annual Report on Form 10-K
        for the year ended December 31, 1999).

 10.8   Second Amendment dated January 7, 2000, among Pacer International, Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit
        Suisse First Boston Corporation, Morgan Stanley Senior Funding, Inc., and Bankers Trust
        Company. (Incorporated by reference to Exhibit No. 10.27 to the Registrant's Annual Report on
        Form 10-K for the year ended December 31, 1999).

 10.9   Third Amendment dated December 22, 2000 among Pacer International, Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit
        Suisse First Boston Corporation, Morgan Stanley Senior Funding, Inc. and Bankers Trust
        Company. (Incorporated by reference to Exhibit No. 10.1 to the Registrant's Current Report on
        Form 8-K dated January 8, 2001)

10.10   Stock Purchase Agreement, dated as of March 15, 1999, between APL Limited and Coyote
        Acquisition LLC. (Incorporated by reference to Exhibit No. 4.4 to the Registrant's Registration
        Statement on Form S-4 dated August 12, 1999).

10.11   Non-Competition Agreement, dated as of May 28, 1999, among Neptune Orient Lines Limited,
        APL Limited, Pacer International, Inc. and Coyote Acquisition LLC. (Incorporated by reference to
        Exhibit No. 4.5 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.12   Administrative Services Agreement, dated as of May 29, 1999, between APL Limited and Pacer
        International, Inc.***

10.13   IT Supplemental Agreement, dated as of May 11, 1999, between APL Limited, APL Land
        Transport Services, Inc. and Coyote Acquisition LLC. (Incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-4 dated November 5, 1999).

EXHIBIT
NUMBER                                          EXHIBIT DESCRIPTION
------                                          -------------------
10.14   Stacktrain Services Agreement, dated as of May 28, 1999, among American President Lines, Ltd.,
        APL Co. Pte. Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to
        Exhibit No. 4.8 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.15   TPI Chassis Sublet Agreement, dated as of May 28, 1999, among American President Lines, Ltd.,
        APL Co. Pte. Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to
        Exhibit No. 4.9 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.16   Equipment Supply Agreement, dated as of May 28, 1999, among American President Lines, Ltd.,
        APL Co. Pte. Ltd., APL Limited and Pacer International, Inc. (Incorporated by reference to
        Exhibit No. 4.10 to the Registrant's Registration Statement on Form S-4 dated August 12, 1999).

10.17   Primary Obligation and Guaranty Agreement, dated as of March 15, 1999, by Neptune Orient
        Lines Limited in favor of Coyote Acquisition LLC and APL Land Transport Services, Inc.
        (Incorporated by reference to Exhibit No. 4.11 to the Registrant's Registration Statement on Form
        S-4 dated August 12, 1999).

10.18   Management Agreement, dated as of May 28, 1999, between Apollo Management IV, L.P. and
        Pacer International, Inc. (Incorporated by reference to Exhibit No. 4.15 to the Registrants'
        Registration Statement on Form S-4 dated August 12, 1999).

10.19   [Intentionally Omitted]

10.20   Amended and Restated Intermodal Transportation Agreement No. 1111, dated as of May 13, 2002 between CSX Intermodal, Inc., APL Land Transport Services, Inc., APL Limited and APL Co.
        Pte. Ltd.**

10.21   Domestic Incentive Agreement, dated as of May 4, 1999, between CSX Intermodal, Inc. and Pacer
        International, Inc. (Incorporated by reference to Exhibit No. 10.20 to the Registrant's Registration
        Statement on Form S-4 dated November 5, 1999).

10.22   Amended and Restated Rail Transportation Agreement, dated as of May 15, 2002, between Union
        Pacific Railroad Company, APL Land Transport Services, Inc., American President Lines, Ltd.,
        and APL Co. Pte. Ltd.**

10.23   Asset Purchase Agreement dated December 31, 1999, among Conex Acquisition Corporation,
        Conex Global Logistics Services, Inc., MSL Transportation Group, Inc., Jupiter Freight, Inc., The
        Michael W. Keller Living Trust, The Uchida Family Trust, Michael Keller and Shigehiro Uchida
        (Incorporated by reference to Exhibit No. 2.1 to the Registrants' Current Report on Form 8-K
        dated January 13, 2000).

10.24   Amendment dated January 12, 2000 to Conex Asset Purchase Agreement dated December 31,
        1999 (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K
        dated January 13, 2000).

10.25   Fourth Amendment and Consent dated May 14, 2002 among Pacer International Inc., the lending institutions party to the Pacer International, Inc. Credit Agreement dated May 28, 1999, Credit
        Suisse First Boston Corporation, Morgan Stanley Senior Funding, Inc., and Deutsche Bank Trust
        Company Americas.***

10.26   [Intentionally Omitted]

10.27   [Intentionally Omitted]

EXHIBIT
NUMBER                                          EXHIBIT DESCRIPTION
------                                          -------------------
10.28   Rail Car Lease Agreement dated September 1, 2000 among GATX Third Aircraft Corporation and the Registrant (Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for
        the Quarter Ended September 22, 2000).

10.29   Pacer International, Inc. 1999 Stock Option Plan.***

10.30   Stock Purchase Agreement, dated August 31, 2000 by and among Pacer International, Inc., GTS
        Transportation Services, Inc. and all of the Shareholders of GTS Transportation Services, Inc.***

10.31   Stock Purchase Agreement, dated October 31, 2000 by and among Pacer International, Inc., all of the Stockholders of RFI Group, Inc., Everett Fleisig, Bernard W. Robbins, and Certain Trusts that are owners of Certain Stockholders of RFI Group, Inc.***

10.32   [Intentionally Omitted]

10.33   [Intentionally Omitted]

10.34   Stock Purchase Agreement, dated December 18, 2000 by and among Pacer International, Inc., Rail
        Van, Inc., Railvan LLC and all of the Stockholders of Rail Van, Inc. (Incorporated by reference to
        Exhibit No. 10.2 to the Registrant's Current Report on Form 8-K dated January 8, 2001).

10.35   Equipment Use Agreement, dated May 28, 1999, between PAMC UC and Pacer International,
        Inc.***

10.36   Form of Stock Exchange Agreement and Plan of Reorganization, dated          , 2002 among
        Pacer International, Inc., Pacer Logistics, Inc., Donald C. Orris, Gerry Angeli, Robert L. Cross,
        Allen E. Steiner, Gary Goldfein, John W. Hein and Richard P. Hyland.***

10.37   Form of Plan of Reorganization dated         , 2002 between Pacer International, Inc. and
        Coyote Acquisition, LLC.***

10.38   Amendment No. 1 to the Pacer International, Inc. 1999 Stock Option Plan.***

10.39   Employment Agreement dated as of December 1, 1998 between Pacer International, Inc. and
        Lawrence C. Yarberry. (Incorporated by reference to Exhibit 10.36 to the Registrants' Annual
        Report on Form 10-K for the year ended December 29, 2000).

10.40   Employment Agreement dated as of April 12, 2000 between Pacer International, Inc. and Charles
        T. Shurstad. (Incorporated by reference to Exhibit 10.35 to the Registrants' Annual Report on
        Form 10-K for the year ended December 28, 2001).

10.41   Employment Agreement dated as of December 22, 2000 between Pacer International, Inc. and
        Jeffrey R. Brashares. (Incorporated by reference to Exhibit B to the Registrant's Current Report on
        Form 8-K dated January 8, 2001).

10.42   Employment Agreement dated as of December 22, 2000 between Pacer International, Inc. and
        Denis M. Bruncak. (Incorporated by reference to Exhibit C to the Registrant's Current Report on
        Form 8-K dated January 8, 2001).

10.43   Employment Agreement dated as of August 22, 2001 between Pacer International, Inc. and
        Michael Killea. (Incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on
        Form 10-K for the year ended December 28, 2001).

10.44   Amendment No. 1 to Domestic Incentive Agreement between CSX Intermodal, Inc. and Pacer
        International, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report
        on Form 10-Q for the Quarter Ended April 6, 2001).

EXHIBIT
NUMBER                                         EXHIBIT DESCRIPTION
------                                         -------------------

10.45   Software License, Development, Support and Information Service Provider Agreement between
        Qiva, Inc. and Pacer International, Inc. (Incorporated by reference to Exhibit 10.2 to the
        Registrant's Quarterly Report on Form 10-Q for the Quarter Ended April 6, 2001).

10.46   Rail Car Lease Agreement dated September 25, 2001 by and between General Electric Railcar
        Services Corporation and Pacer International, Inc. (Incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the year ended December 28, 2001).

10.47   Rail Car Lease Agreement dated January, 2001 by and between LaSalle National Leasing
        Corporation and Pacer International, Inc. (Incorporated by reference to Exhibit 10.40 to the
        Registrant's Annual Report on Form 10-K for the year ended December 28, 2001).

10.48   Rail Car Lease Agreement dated February 14, 2001 by and between Greenbrier Leasing
        Corporation and Pacer International, Inc. (Incorporated by reference to Exhibit 10.41 to the
        Registrant's Annual Report on Form 10-K for the year ended December 28, 2001).

10.49   Separation and Release Agreement dated as of December 31, 2001 between Pacer International,
        Inc. and Robert L. Cross. (Incorporated by reference to Exhibit 10.42 to the Registrant's Annual
        Report on Form 10-K for the year ended December 28, 2001).

10.50   Amendment No. 2 to the Pacer International, Inc. 1999 Stock Option Plan.***

10.51   Pacer International, Inc. 2002 Stock Option Plan.***

 21.1   Subsidiaries of Registrant ***

 23.1   Consent of Bass Berry & Sims PLC (included in Exhibit 5.1).**

 23.2   Consent of PricewaterhouseCoopers LLP.**

 24.1   Powers of Attorney.*

--------

* Power of attorney for John J. Hannan filed herewith, all other powers of attorney previously filed

**  Filed herewith
*** Previously filed